 

AAA COOPER | BARR-NUNN | ABILENE | MME | U.S. XPRESS

2023 ANNUAL REPORT

Knight-Swift Transportation Holdings Inc.

NOTICE OF ANNUAL MEETING
To be held May 14, 2024
Proxy Statement





Letter from our Management Team

DEAR FELLOW KNIGHT-SWIFT STOCKHOLDERS:

Our company has long been an industry leader in growth and profitability, and we invest significant effort into anticipating and positioning our business for changes in the freight cycle in order to mitigate risk on the downside and maximize opportunity on the upside. Our ability to navigate the cycles has been tested in recent years as both the peak and valley of the current cycle have been more extreme than ever. A year after we set consolidated records for revenue, operating income, earnings per share, and operating cash flows in 2022, the full truckload industry endured perhaps its most challenging year ever in 2023, impacting our truckload, intermodal, and logistics businesses. The less-than-truckload (LTL) industry was less affected, as the bankruptcy of a large competitor benefited the remaining providers, including our LTL business. While navigating a difficult environment, we continued to deploy capital strategically, acquiring U.S. Xpress in July. We are off to a great start with our synergy efforts, improving both costs and yield on our way to closing the performance gap between U.S. Xpress and our legacy full truckload businesses, despite the difficult operating environment. U.S. Xpress adds to our industry-leading scale in the full truckload sector and gives us significant runway to improve profitability and further benefit from the eventual cyclical recovery. We continue to fine tune each of our businesses in order to mitigate pressures during the current trough while positioning us to fully participate in that recovery.

Early in 2024, we announced a leadership transition, with our long-time Chief Financial Officer, Adam Miller, succeeding David Jackson as our Chief Executive Officer. We are deeply grateful for Dave's service and significant contributions across nearly 24 years, including the last nine as CEO where he led a transformational period for our company that has been very impactful for our business and rewarding for our stockholders.

The combination of Adam's leadership and the positioning of our company brings excitement for our future, even while we endure what we believe are the final, most difficult stages of the deepest freight recession in memory. We anticipate that the market should inflect positively later this year, though this downcycle has proven difficult to predict given the strength of the preceding upcycle, unusual fiscal policy measures taken during the pandemic, and uncertainty of where the economy goes from here.

We do not expect to make a significant shift in our strategy and continue to hold the buildout of a nationwide LTL offering to be a key priority in the near term. This growth will entail both organic expansion and anticipated future acquisitions. Progress in this regard should not only bring additional volume but would open up incremental customer opportunities, driving longer length-of-haul and higher weight per shipment, both of which support a more valuable freight mix. Further, a national LTL offering would facilitate greater synergy opportunities between our LTL business and industry-leading truckload business.

Beyond LTL, we are increasing the intensity of efforts around improving the performance of our core truckload, intermodal, and logistics businesses. In truckload, our standard is still to deliver operating ratios in the high 70s during the peak and mid-to-high 80s in the trough of cycles – and we fully expect to bring U.S. Xpress in line with these historic operating standards over time. Our intermodal business has felt the same pressures as our truckload business during the downturn, further aggravated by service challenges at the underlying railroads. We have a new leadership team in place with a plan and a path forward to return this business to profitability in the near future, with meaningfully improved underlying rail service, strong rail partnerships in the West, East, and in Mexico, rail pricing arrangements that are responsive to market conditions, and minimal capital requirements to grow and improve this business. For logistics, we intend to grow this business once market headwinds subside as our power-only service offering continues to leverage our trailer fleet to complement our core business and add value to our customer relationships.

We have built a very unique profile, and we are not far away from having an even more meaningful combination of resources and distinctive solutions. We are already positioned with:

- the largest fleet in the truckload industry through which we can leverage our financial discipline, operating principles, and technologies proven to deliver industry-leading operating margins and cash flows. This fleet includes nationwide over-the-road and dedicated truckload networks, currently operating approximately 16,400 tractors and 7,200 tractors, respectively. This also includes a wholly-owned international fleet that is one of the largest in Mexico servicing trade between our countries,

- a growing LTL business led by a highly capable management team delivering strong service to a broad customer base that is poised to grow as we extend the reach of our network, and we are just scratching the surface of the synergy opportunities between our truckload and LTL businesses,

- a nationwide intermodal offering that complements our trucking services and provides us opportunities to enhance productivity for our drivers and assets as we internalize nearly all drayage moves, and

- a large and efficient logistics business that is backed by the industry's largest trailer fleet to fuel growth of our value-added power-only service offering.

This platform compels us to continue investing to build out a nationwide LTL offering to unlock new levels of value creation and synergy. No other provider has a nationwide truckload, LTL, intermodal, and logistics offering. Further, our decentralized terminal operating model is designed to build management capability and depth to maximize the profit potential of our business while instilling direct accountability for results.

In addition to our plans for our operating businesses, we continue to see opportunities to achieve greater efficiencies with our capital assets, including our trailer to tractor ratio and technology investments. We are also on path to our goal of reducing emissions intensity per mile by 50% by 2035, although external developments since we established this ambitious goal in 2019 have made this a steeper climb. When considering electric tractor technology that exists today or is anticipated in the near term, there are significant challenges with cost, range, weight, and infrastructure – all of which make the current economics unfeasible as customers continue to express an unwillingness to pay the increased costs. Despite these challenges, we continue to pilot available technologies, engage with equipment manufacturers and regulators, and invest in equipment specifications and driver incentives to reduce current emissions while advancing realistic solutions for significant change.

The degree of difficulty has never been higher, but our future has never been brighter. <u>We are deeply grateful to our employees who live out our operating and leadership principles and who continually exceed our high expectations.</u> We are committed to leveraging the extent of our scale and our resources to continue to create value and opportunity for all our stakeholders, and we appreciate the trust that our stockholders place in us.

Sincerely,

 

Kevin Knight   Adam Miller
Executive Chairman   CEO

Knight-Swift Transportation Holdings Inc.



2

Our Lead Independent Director

Lead Independent Director Responsibilities

☑ Presides at all executive sessions of the Board

☑ Presides at all meetings of our Board and the stockholders, where the Chairperson is not present

☑ Performs all duties of the Chairperson in the absence or disability of the Chairperson

☑ Coordinates the activities of the independent directors

☑ Disseminates timely information to the Board for consideration

☑ Participates in setting and approving Board meeting agendas and materials, in consultation with the Chairperson

☑ Coordinates Board meeting schedules to assure that there is sufficient time for discussion of all agenda items

☑ Participates in the retention of outside advisors and consultants who report directly to the Board, if needed

☑ Communicates with the Compensation Committee and the Nominating and Corporate Governance Committee regarding key compensation, nominating and governance issues

☑ Collaborates with the CEO and Chairperson in determining the need for special meetings, and calling any such special meeting, as appropriate

☑ Participates in the performance review of the CEO

☑ Calls and chairs meetings and executive sessions of the independent directors

☑ Acts as a liaison for stockholders between the independent directors and the Chairperson, as appropriate

☑ Acts as a liaison between the Chairperson and the independent directors

☑ Responds directly to stockholder and other stakeholder questions that are directed to the Lead Independent Director or the independent directors as a group, as the case may be

☑ Oversees a robust annual Board self-assessment process

☑ Performs such other duties and exercises such other powers as our by-laws or Board may assign from time to time

 

Letter from our Lead Independent Director

DEAR FELLOW STOCKHOLDERS:

As I write to you for the first time as Lead Independent Director, I am reminded of what a privilege it is to work with a dedicated and engaged group of directors. Below are some highlights of our focus over the past year.

Long-Term Strategic Investments and Dedication to Maximizing Stockholder Returns

The Board and management are continually focused on how to best position the Company in both the near- and long-term through rigorous analysis and timely capitalization on marketplace opportunities. This focus led to our diversification into the less-than-truckload (LTL) space in 2021, through our acquisitions of AAA Cooper and MME, a segment that generated over $1 billion in revenue last year. Throughout 2023 and into 2024, we continue to build out our strategy of creating nationwide LTL coverage by adding 17 terminals across the United States and increasing our door count by 404 doors. We believe our diversification into LTL and subsequent expansion of our LTL network through organic and acquisition growth has enhanced long-term stockholder value by providing more comprehensive solutions for our customers and mitigating some of the effects of the difficult truckload environment in 2023.

We were excited to close Knight-Swift's acquisition of U.S. Xpress effective July 1, 2023, a transaction we believe presents the Company with significant future opportunities in the truckload market. U.S. Xpress is one of the largest asset-based truckload carriers in the United States, and we welcomed an additional 7,700 driving associates (including independent contractors) into the Knight-Swift family. Thanks to the hard work and dedication of Knight-Swift and U.S. Xpress team members, we have made immediate and significant improvements in the U.S. Xpress business. We continue to execute on cost and revenue opportunities, having already reached $144 million annualized run rate of realized improvement, and expect U.S. Xpress to be one dollar accretive to EPS by 2026.

Moreover, the Company continued its history of returning capital to stockholders over the past year, with over $1.2 billion being paid in dividends and stock repurchases since the 2017 merger of Knight and Swift.

The Board and management—under the leadership of Adam Miller, who was appointed as our CEO in February 2024—continue to actively explore opportunities in our pursuit of strengthening the Company's position, both financially and within the industry. In transitioning Mr. Miller from his roles as CFO and President of Swift to CEO, the Board continued to execute on its leadership succession plans, recognizing Mr. Miller's broad strategic, financial, and operating experience during his more than 20 years at Knight-Swift. To replace Mr. Miller as our Chief Financial Officer, we appointed Andrew Hess, a role for which Mr. Hess is well-prepared as he has led our M&A activity over the last three years and more recently served as Swift's Senior Vice President of Finance, roles in which he gained a deep understanding of our enterprise. We are enthusiastic about the future under the leadership of Messrs. Miller and Hess.

Continued Focus on Board Diversity

The three directors most recently added to our Board are gender or ethnically diverse, and in late 2023, we welcomed Ms. Amy Boerger to the Board—one of four new Board members we have added in the last three years. Prior to joining the Board, Amy spent 39 years at Cummins, Inc. and her experience with cleaner transportation solutions aligns with Knight-Swift's standing as an industry pioneer in environmental initiatives. We are excited by the diversity of experience and expertise that Amy brings to the Board and believe her insight will be a valuable addition to the Company's strategic initiatives, as well as the Audit and Nominating and Corporate Governance Committees.

With Ms. Boerger's addition to the Board, two-thirds of our Board is independent (with our Audit, Nominating and Corporate Governance, Finance, and Compensation Committees remaining fully independent), over 40%

Keynotes, ESG, & Cybersecurity

Proxy Statement

2023 Annual Report

of our Board is diverse, and one-third of our Board are women. We continue to seek Board members with a range of experiences, perspectives, and backgrounds, and believe diversity on our Board yields considerable advantages, driving innovation and adaptability, as we continue to navigate the industry's evolving landscape.

Board Emphasis on Emerging and Critical Issues

Taking a hands-on and proactive approach to changing market factors and emerging issues has long been a critical element of the Company's approach towards governance. Knight-Swift has a history of embracing innovative change and developing technologies, including our support of ESG initiatives and best practices.

As a charter partner of the EPA's SmartWay program, we were pleased to have each of Knight, Swift, and Barr-Nunn named to SmartWay's High Performers list for carbon emissions in recognition of their fuel-efficient operations. Additionally, our operating brands of Knight, Swift, U.S. Xpress, ACT, MME, Barr-Nunn, and Abilene received a rank of one or two for NOx grams per mile and grams per ton-mile in the SmartWay Carrier Performance Rankings released last year, with several of our brands also receiving ranks of one or two for CO_2 grams per mile and grams per ton-mile. On the SmartWay carrier performance scale, a ranking of "one" is the best possible ranking for carriers. These recognitions and rankings reflect the prominence of efficiency and environmentally friendly technology and equipment throughout our operations.

We remain committed to identifying, evaluating, investing in, and testing equipment advancements and other fuel-efficient and alternative technologies. In 2023, we continued to pilot zero-emission battery electric vehicles, though we have encountered obstacles preventing large-scale implementation, including cost, weight, range, and infrastructure, and we began testing renewable gas engine tractors. Over the next year, we expect to complete our goal of outfitting our entire fleet of over-the-road tractors with idle reduction technology, an innovation that we believe serves to reduce emissions without sacrificing our performance. We believe that sensible implementation of environmentally conscious practices is a strategic endeavor that aligns not only with industry and market expectations but also with our values, as we strive to remain at the forefront of the industry's collective push towards lower emissions and sustainability in a manner that is operationally and financially prudent. I hope you will follow along with the progress towards our emissions and sustainability goals by reading our Annual Sustainability Report that we publish each April.

Another highlight of 2023 was the continued recognition of our ESG programs. We were especially proud to be awarded the 2023 American Trucking Association Diversity, Equity, and Inclusion Change Leader Award in recognition of our commitment to promoting a diverse and inclusive environment and culture. This award represents the culmination of the programs and initiatives that the Company has established and fostered over many years. We are gratified to see our employees continually develop by taking advantage of the numerous opportunities we offer, including participating in our Employee Resource Groups, learning through our online corporate leadership development programs and online corporate universities, and pursuing formal degree programs at accredited colleges or universities.

We remain committed to a robust governance framework that allows us to respond to industry and broader marketplace dynamics, and our Board is actively engaged in addressing trending corporate governance issues.

On behalf of our Board we appreciate your trust in our leadership and look forward to your support at the 2024 Annual Meeting.

Sincerely,



David Vander Ploeg
Lead Independent Director

Voting Matters and Board Recommendations

Item		Board Vote Recommendation	Page
1	Elect twelve (12) directors, each such director to serve until the 2025 Annual Meeting	✓ FOR	II-17
2	Conduct an advisory, non-binding vote to approve named executive officer compensation	✓ FOR	II-54
3	Ratify the appointment of Grant Thornton as our independent registered public accounting firm for fiscal year 2024	✓ FOR	II-55
4	Vote on a stockholder proposal regarding managing climate risk through science-based targets and transition planning	× AGAINST	II-58

2023 Company Financial Highlights

OPERATING PERFORMANCE



$7.1B
Total revenue

$6.3B
Revenue, excluding fuel surcharge revenue

95.3%
Operating ratio

93.1%
Adjusted operating ratio [1]

CAPITAL DEPLOYMENT



$1.2B
Operating cash flows

$383M
Free cash flow [1]

$182M
Lease liability paydowns

$91.1M
Dividends paid

Composition of Board

TENURE (years) [2]









10+
0-4
5-9

AGE (years) [3]

70's
40's
60's
50's

DIVERSITY [4]

2 of 12 Racially Diverse
4 of 12 Gender Diverse

INDEPENDENCE [5]

No
Yes

1 See non-GAAP reconciliations beginning at page II-66 of this proxy statement.
2 10-year average tenure with respect to our independent directors.
3 Average age of 60 years.
4 Of our 12 directors, four bring gender diversity to our Board, and two bring racial diversity to our Board.
5 Of our 12 directors, eight are independent.

Environmental, Social, and Corporate Governance



At Knight-Swift Transportation, reducing our environmental impact, supporting our drivers, and building on continuous improvement are all a part of how we drive a successful business. In 2023, we not only met, but exceeded, our short-term emissions reduction goal ahead of schedule, continued to be one of the safest operators on the road, increased educational opportunities for employees, and increased women in leadership. We care deeply about the causes our employees are passionate about and continued our robust tradition of charitable giving.

Greenhouse Gas Emissions

Knight-Swift exceeded our 2025 goal of 5% CO2 per mile reduction in 2023, achieving a 7% overall reduction in CO2 emissions per mile since 2019, fully accounting for all acquisitions since that time. This overall reduction was due to a combination of our success at increasing renewable diesel and bio-blended fuel usage across our fleet, as well as our continued efforts in improving fuel economy. Battery-electric vehicle (BEV) deployment took place throughout 2023 with mixed results and we continue to partner with multiple manufacturers to provide real-time feedback on early generation technologies. In 2023, we placed nine BEVs (six day cabs and three yard trucks) into service and expect to take delivery of additional vehicles in 2024, including eight additional battery-electric yard trucks. We continue to progress through our pre-production test of the Cummins 15L natural gas engine and are monitoring hydrogen powered tractors and technologies for breakthroughs in commercial feasibility. These technologies are still maturing, and we will continue to pursue available alternatives to meet our long-term emissions reduction target.

7% reduction in CO_2 emissions per mile since 2019

Accident and Safety Management

We are committed to safe operations. We conduct an intensive driver qualification process, including defensive driving training. We require prospective drivers to meet higher qualification standards than those required by the Department of Transportation (DOT), including extensive background checks and hair follicle drug testing. We regularly communicate with drivers to promote safety and instill safe work habits through effective use of various media and safety review sessions. Because of our commitment to safety, we continue to have a best-in-class DOT reportable crash rate.

36% decline in DOT recordable crash rates since 2018

Community Support

We are committed to making a positive difference in the lives of our employees and the communities where we live, serve and work. Our employee assistance and community grant programs are funded by voluntary payroll contributions followed by dollar-for-dollar employer matches. In 2023, we continued our tradition of providing support through our employee assistance, community and scholarship grants, and other charitable contributions. Our total charitable giving for the year was more than $1.9 million, which included over 425 independent gifts and grants.

More than $1.9 million in community support in 2023

Workforce Culture

We foster a culture of collaboration, innovation, and trust. We believe in empowering team members to reach their full potential by providing a supportive and inclusive work environment. Collectively, we strive for excellence, embracing continuous learning and development, all while providing as many pathways to success as possible.

- Over 5,800 training courses available
- Over 43,000 individual learners
- Over 285,000 learning hours completed
- 470 participants in our tuition covered college program, Go the Distance
- 6 unique Employee Resource Groups
- Women in leadership positions (Director +) has increased to 22%

Over 285,000 learning hours completed in 2023

Corporate Governance

We believe that effective corporate governance is the cornerstone for building sustainable long-term value and we remain dedicated to ensuring that our stakeholders' interests are at the heart of our strategy.

- Executive compensation plan design that aligns our executives' interests with corporate strategy, including ESG component in Cash Bonus Plan
- Strong independent Board oversight: 2/3 independent Board, with fully independent Audit, Compensation, Nominating and Corporate Governance, and Finance Committees, and robust Lead Independent Director role
- Nominating and Corporate Governance Committee oversight of ESG risks, plans, policies, and disclosures
- Board diversity (33% women directors, two of 12 directors bringing racial diversity)
- Separation of Chairperson and CEO roles
- Annual election of directors
- Majority voting standard for director elections
- Rigorous annual Board self-assessment

Women represent 33% of our Board of Directors

Cybersecurity and Information Security



 ## Oversight of Cybersecurity and Information Security Risk by Nominating and Corporate Governance Committee

Our Board recognizes the importance of maintaining the trust and confidence of our customers, driving associates, and employees and has tasked the Nominating and Corporate Governance Committee with oversight of information security risk. The Nominating and Corporate Governance Committee is composed entirely of independent directors and therefore independently oversees information security. As a part of its objective, independent oversight of the key risks facing our company, the Nominating and Corporate Governance Committee devotes significant time and attention to data and systems protection, including cybersecurity and information security risk.

The Nominating and Corporate Governance Committee oversees management's approach to staffing, policies, processes, and practices designed to gauge and address cybersecurity and information security risk. Our Nominating and Corporate Governance Committee receives regular presentations and reports throughout the year on cybersecurity and information security risk. These presentations and reports address a broad range of topics, including updates on technology trends, regulatory developments, legal issues, policies and practices, the threat environment and vulnerability assessments, and specific and ongoing efforts to prevent, detect, and respond to internal and external critical threats. In late 2020, we appointed a Vice President of IT Security and have hired additional team members to ensure we have personnel in place to identify and address cybersecurity matters. In addition, the Nominating and Corporate Governance Committee reviews all information security risks with management, including the Company's Chief Information Officer and the management Risk Committee, to make sure such risks are appropriately identified, monitored, tested, and mitigated.

Additionally, the Nominating and Corporate Governance Committee receives timely reports from management on key developments and incidents across our industry, as well as specific information about peers and vendors.

 ## Cybersecurity and Information Security Governance Highlights

- Comprehensive reporting to our Nominating and Corporate Governance Committee (both scheduled and real-time) in response to key developments

- Multi-format reporting approach, with presentations to Nominating and Corporate Governance Committee as well as memoranda addressing key issues

- Cross-functional approach to addressing cybersecurity risk, with Technology, Operations, Risk, Legal, and Corporate Audit functions presenting to the Nominating and Corporate Governance Committee on key topics

- Collaborative approach, working with a wide range of key stakeholders to manage risk, and share and respond to intelligence

- Annual penetration testing by an external expert that specializes in information technology security with overview of results provided to the Nominating and Corporate Governance Committee

- Annual review by the Nominating and Corporate Governance Committee of the Company's cybersecurity insurance policy to ensure adequate coverage exists, minimizing the financial impact of a cybersecurity event

- No fines, penalties, or settlements against the Company in its history for information security breaches

- No material information security breaches in the last four years

Under the Nominating and Corporate Governance Committee's oversight, management works closely with key stakeholders, including regulators, government agencies, law enforcement, peers, and industry groups, and develops and invests in talent and innovative technology in order to manage cybersecurity and information security risk. Our company has information security employees augmented by service providers, enabling us to monitor and promptly respond to threats and incidents, innovate and adopt new technologies, as appropriate, and drive industry efforts to address shared cybersecurity risks. All employees, contractors, and those with access to our company's systems receive comprehensive education on responsible information security, data security, and cybersecurity practices and how to protect data against cyber threats.

Table of Contents

Table of Contents

 

2002 WEST WAHALLA LANE
PHOENIX, AZ | 85027

Notice of Annual Meeting of Stockholders

We cordially invite you to attend the 2024 Annual Meeting of Stockholders (the "Annual Meeting") of Knight-Swift Transportation Holdings Inc. (the "Company"). The meeting will take place at the Company's corporate offices, which are located at 2002 West Wahalla Lane, Phoenix, Arizona 85027, on Tuesday, May 14, 2024, at 8:30 a.m. Local Time, and at any adjournment thereof. We look forward to your attendance either in person or by proxy.

Annual Meeting Details

 DATE	 TIME	 LOCATION	 WHO VOTES
Tuesday, May 14, 2024	8:30 a.m. Local Time	2002 West Wahalla Lane Phoenix, Arizona 85027	Stockholders of Record on Monday, March 18, 2024

Purpose of the Meeting

1 Elect twelve (12) directors, each such director to serve until the 2025 Annual Meeting

2 Conduct an advisory, non-binding vote to approve named executive officer compensation

3 Ratify the appointment of Grant Thornton LLP ("Grant Thornton") as our independent registered public accounting firm for fiscal year 2024

4 Vote on a stockholder proposal regarding managing climate risk through science-based targets and transition planning

5 Transact any other business that may properly come before the meeting

The foregoing matters are described more fully in the accompanying proxy statement relating to the Annual Meeting. Only stockholders of record at the close of business on March 18, 2024 may vote at the meeting or any postponements or adjournments of the meeting.

By Order of the Board of Directors,

Todd Carlson, Secretary
April 4, 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE MAY 14, 2024 STOCKHOLDER MEETING

The Company's proxy statement for the 2024 Annual Meeting and its Annual Report to stockholders for the fiscal year ended December 31, 2023 are available at www.knight-swift.com.

Notice of Annual Meeting to Stockholders

Proxy Statement Summary

Below are highlights of certain information in this proxy statement. As it is only a summary, it may not contain all of the information that is important to you. For more complete information, please refer to the complete proxy statement and our 2023 Annual Report before you vote. References to the "Company", "we," "us," or "our" refer to Knight-Swift Transportation Holdings Inc.

Annual Meeting Details

**DATE** Tuesday, May 14, 2024	**TIME** 8:30 a.m. Local Time	**LOCATION** 2002 West Wahalla Lane Phoenix, Arizona 85027	**WHO VOTES** Stockholders of Record on Monday, March 18, 2024

How to Cast Your Vote

**INTERNET** *www.proxyvote.com*	**PHONE** Calling 1-800-690-6903	**MAIL** Return the signed Proxy Card	**YOUR VOTE IS IMPORTANT!** Please cast your vote and play a part in the future of the Company.

The deadline for voting online or by telephone is 11:59 p.m. Eastern Time on May 13, 2024. If you vote by mail, your proxy card must be received before the Annual Meeting.

Beneficial owners, who own shares through a bank, brokerage firm, or similar organization, can vote by returning the voting instruction form or by following the instructions for voting via telephone or the Internet as provided by the bank, broker or other organization. If you own shares in different accounts, or in more than one name, you may receive different voting instructions for each type of ownership. Please vote all of your shares.

If you are a stockholder of record or a beneficial owner who has a legal proxy to vote the shares, you may choose to vote in person at the Annual Meeting. **Even if you plan to attend our Annual Meeting in person, please cast your vote as soon as possible.**

See the "Questions and Answers About the Proxy Materials and Annual Meeting" section for more details.

By submitting your proxy (either by signing and returning the enclosed proxy card, by voting electronically on the Internet or by telephone), you authorize Adam Miller, our Chief Executive Officer ("CEO"), and Andrew Hess, our Chief Financial Officer ("CFO"), to represent you and vote your shares at the Annual Meeting in accordance with your instructions. Also, they may vote your shares to adjourn the Annual Meeting and will be authorized to vote your shares at any postponements or adjournments of the Annual Meeting.

A Notice of Internet Availability of Proxy Materials (the "Internet Notice") will first be mailed on or about April 4, 2024, to stockholders of record of our common stock at the close of business on March 18, 2024 (the "Record Date"). The Internet Notice will instruct you as to how you may access and review the proxy materials. Our Annual Report to Stockholders for the fiscal year ended December 31, 2023 (our "2023 Annual Report"), this proxy statement, and the proxy card, which collectively comprise our "proxy materials," are first being made available on April 4, 2024 to stockholders of record as of March 18, 2024.

The information included in this proxy statement should be reviewed in conjunction with the consolidated financial statements, notes to consolidated financial statements, reports of our independent registered accounting firm, and other information included in our 2023 Annual Report. A copy of our 2023 Annual Report will be made available free of charge on the Annual Reports section of our corporate website at www.knight-swift.com. Except to the extent it is incorporated by specific reference, our 2023 Annual Report is not incorporated into this proxy statement and is not considered to be a part of the proxy-soliciting materials.

Voting Matters and Board Recommendations

Item		Board Vote Recommendation	Page
1	Elect twelve (12) directors, each such director to serve until the 2025 Annual Meeting	✓ **FOR**	II-17
2	Conduct an advisory, non-binding vote to approve named executive officer compensation	✓ **FOR**	II-54
3	Ratify the appointment of Grant Thornton as our independent registered public accounting firm for fiscal year 2024	✓ **FOR**	II-55
4	Vote on a stockholder proposal regarding managing climate risk through science-based targets and transition planning	✗ **AGAINST**	II-58

2002 WEST WAHALLA LANE
PHOENIX, AZ | 85027

Proxy Statement

The Board of Directors and Corporate Governance

CORPORATE GOVERNANCE DOCUMENTS

In furtherance of its goals of providing effective governance of our business and affairs for the long-term benefit of stockholders, the Board has adopted Corporate Governance Guidelines in addition to charters for each of its Board committees and a Code of Business Conduct and Ethics (the "Code of Conduct") for our directors, officers, and employees. Each of these documents is free and available for download on our website at *www.knight-swift.com.* You may also obtain a copy by writing to Knight-Swift Transportation Holdings Inc., c/o Secretary, 2002 West Wahalla Lane, Phoenix, Arizona 85027.

RISK MANAGEMENT AND OVERSIGHT

We take a company-wide approach to risk management, and our full Board has overall responsibility for and oversees our risk management process on an ongoing basis. Our management Risk Committee is responsible for overseeing and managing risks within the Company. This includes developing and implementing a risk management strategy, monitoring risks, ensuring compliance, and regularly reporting to the Board and its committees.

Our primary areas of risk assessment include:

- financial
- legal, compliance, and regulatory
- business continuity
- mergers and acquisitions
- advancements in revenue equipment
- cybersecurity and IT security
- safety
- operational and strategic
- ESG and human capital
- compensation policies and practices

BOARD OF DIRECTORS	determines the appropriate risk for us as an organization	assesses the specific risks faced	reviews the appropriate steps to be taken by management to monitor and manage those risks

While the full Board maintains the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas.

AUDIT COMMITTEE	COMPENSATION COMMITTEE	FINANCE COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Descriptions regarding the responsibilities of our various committees of the Board are included in this proxy, beginning at page II-9.

MANAGEMENT	identifies, evaluates, and monitors on an ongoing basis strategic and inherent enterprise risks and mitigants
	periodically reviews appropriate enterprise risks and risk management process with the Nominating and Corporate Governance Committee
	regularly reports on applicable risks to the relevant committee or the full Board
	conducts additional review or reporting on risks as requested by our Board and its committees

BOARD SELF ASSESSMENT

Our Board conducts a rigorous annual self-assessment process, as described below. The Nominating and Corporate Governance Committee annually reviews the format of the self-assessment process with advice and input from outside counsel to ensure that actionable feedback is solicited.

Questionnaire
Evaluation questionnaire provides director feedback on an unattributed basis on topics such as Board composition, meetings, oversight, enterprise risk, and procedure

One-on-One Discussions
Candid, one-on-one discussions between each director and outside counsel to solicit additional feedback and provide individual feedback

Closed Session
Closed session discussion of Board and committee evaluations between our lead independent director and outside counsel

Board Summary and Discussion
Summary of Board and committee evaluation results provided to full Board, with a discussion of the results led by the lead independent director

Feedback Incorporated
Policies and practices updated as appropriate as a result of director feedback and lead independent director coordinates with management as needed to implement director feedback

COMPOSITION OF BOARD

Our Board currently consists of twelve directors, with the term of all directors expiring at the 2024 Annual Meeting and all directors elected annually: Amy Boerger, Reid Dove, Michael Garnreiter, Louis Hobson, Gary Knight, Kevin Knight, Adam Miller, Kathryn Munro, Jessica Powell, Roberta Roberts Shank, Robert Synowicki, Jr., and David Vander Ploeg.

All directors, other than Messrs. Dove, Gary Knight, Kevin Knight, and Miller qualify as independent directors under the corporate governance standards of the New York Stock Exchange ("NYSE") and the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

TENURE (years) [1]	AGE (years) [2]	DIVERSITY [3]	INDEPENDENCE [4]
			

1 10-year average tenure with respect to our independent directors.
2 Average age of 60 years.
3 Of our 12 directors, four bring gender diversity to our Board, and two bring racial diversity to our Board.
4 Of our 12 directors, eight are independent.

BOARD QUALIFICATIONS, SKILLS, CHARACTERISTICS, AND EXPERIENCE

	Ms. Boerger	Mr. Dove	Mr. Garnreiter	Mr. Hobson	Mr. Gary Knight	Mr. Kevin Knight	Mr. Miller	Ms. Munro	Ms. Powell	Ms. Roberts Shank	Mr. Synowicki	Mr. Vander Ploeg
Experience												
Public Company Officer	✓	✓	✓		✓	✓	✓	✓			✓	✓
Financial Reporting			✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Industry	✓	✓	✓		✓	✓	✓	✓	✓		✓	✓
Environmental	✓			✓	✓	✓	✓	✓		✓		
Risk Management		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Information Security			✓			✓	✓	✓	✓	✓	✓	✓
Demographic/Background												
Independent	Yes	No	Yes	Yes	No	No	No	Yes	Yes	Yes	Yes	Yes
Gender	Female	Male	Male	Male	Male	Male	Male	Female	Female	Female	Male	Male
Racial Diversity	No	No	No	Yes	No	No	No	No	Yes	No	No	No
Tenure (years)	0	3	22	3	34	34	0	20	1	9	9	16
Age (years)	61	52	72	43	72	67	43	75	43	57	65	65

The lack of a "✓" for a particular item does not mean that the director does not possess that qualification, characteristic, skill or experience. We look to each director to be knowledgeable in these areas; however, the "✓" indicates that the item is a specific qualification, characteristic, skill or experience that the director brings to the Board.

BOARD LEADERSHIP STRUCTURE



Executive Chairman	Lead Independent Director	Primary Responsibilities of the Lead Independent Director:
Extensive industry experience and knowledge of business operations, risks and strategy implementation	Clear responsibilities under our Corporate Governance Guidelines help to ensure independent Board oversight	• Presiding at all executive sessions of the Board • Participating in setting and approving Board agenda and materials and ensuring there is sufficient time for discussion of agenda items
Liaison between directors and management with accountability for Company performance	Elected solely by independent directors	• Serving as a liaison between the Chairperson and the independent directors • Ensuring oversight of key governance issues, our enterprise risk management, including cybersecurity, and a robust annual Board self-assessment process

Balanced Leadership Structure

Our Corporate Governance Guidelines require that we separate the offices of the Chairperson of our Board and our CEO. Currently, our Executive Chairman of the Board is Kevin Knight. Separating the offices of Chairperson and CEO allows our CEO to dedicate his full efforts to the demands and responsibilities of the CEO position, while also allowing us to benefit from Kevin Knight's strategic oversight and considerable experience. Many factors will influence the most effective leadership structure at any given time, and our Board will be free to choose the Chairperson in any way that it deems best for us under the circumstances. In selecting an appropriate leadership structure, the Board may consider items such as the expertise, background, and leadership of the CEO and other members of the Board, the demands of the Company's business, the Company's strategic objectives, prospects, and challenges, and other factors. The duties of the Chairperson include:

- serving on the Executive Committee;
- presiding at all meetings of our Board and the stockholders at which the Chairperson is present;
- participating in setting Board meeting agendas, in consultation with the lead independent director, and coordinating Board meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- collaborating with the CEO and lead independent director in determining the need for special meetings and calling any such special meeting, as appropriate;
- responding directly to stockholder and other stakeholder questions and comments that are directed to the Chairperson of the Board; and
- performing such other duties and exercising such other powers as our by-laws or Board may assign from time to time.

If the Chairperson of the Board is not an independent director, our Board's independent directors will designate one of the independent directors on the Board to serve as lead independent director. Our current lead independent director is David Vander Ploeg. The duties of the lead independent director include:

- presiding at all executive sessions of the Board;
- presiding at all meetings of our Board and the stockholders, where the Chairperson is not present;
- performing all duties of the Chairperson in the absence or disability of the Chairperson;
- coordinating the activities of the independent directors;
- disseminating timely information to the Board for consideration;
- participating in setting and approving Board meeting agendas and materials, in consultation with the Chairperson, and coordinating Board meeting schedules to assure that there is sufficient time for discussion of all agenda items;

- participating in the retention of outside advisors and consultants who report directly to the Board, if needed;
- communicating with the Compensation Committee and the Nominating and Corporate Governance Committee regarding key compensation, nominating and governance issues;
- collaborating with the CEO and Chairperson in determining the need for special meetings and calling any such special meeting, as appropriate;
- participating in the performance review of the CEO;
- calling and chairing meetings and executive sessions of the independent directors;
- acting as liaison for stockholders between the independent directors and the Chairperson, as appropriate;
- acting as liaison between the Chairperson and the independent directors;
- responding directly to stockholder and other stakeholder questions and comments that are directed to the Lead Independent Director or the independent directors as a group, as the case may be;
- overseeing a robust annual Board self-assessment process; and
- performing such other duties and exercising such other powers as our by-laws or Board may assign from time to time.

In the absence or disability of the Chairperson, the duties of the Chairperson (including presiding at all meetings of our Board and the stockholders) shall be performed and the authority of the Chairperson may be exercised by the lead independent director or another independent director designated for this purpose by our Board.

BOARD DIVERSITY

The Company prefers a mix of background, skills, perspectives, gender, race, ethnicity, culture, and nationality, as well as a broad range of experience from a variety of industries among its members, and the Board has continued to emphasize diversity in our recent Board refreshment processes. The Board does not follow any ratio or formula to determine the appropriate mix. Rather, it uses its judgment to identify nominees whose backgrounds, attributes, and experiences, taken as a whole, will contribute to the high standards of Board service to the Company; however, if the Nominating and Corporate Governance Committee identifies an area in which the Board may benefit from greater representation, it will emphasize such area in its candidate search. The effectiveness of this approach is evidenced by the directors' participation in insightful and robust, yet mutually respectful, deliberation that occurs at Board and committee meetings. Five of our twelve directors are diverse, and our three most recent additions to our Board have resulted from the Nominating and Corporate Governance Committee's emphasis on diversity when considering candidates, which has resulted in additional female and ethnically/racially diverse representation. We have been recognized by 2020 Women on Boards for our Board being comprised of at least 20% women. Currently, one-third of our Board is comprised of women directors.

BOARD MEETINGS

The Board held five meetings during the 2023 calendar year. During 2023, all directors attended at least 75% of the aggregate of the Board and committee meetings on which they served (during the periods for which they served).

DIRECTOR ATTENDANCE AT ANNUAL MEETING

All of our then-incumbent directors attended our 2023 Annual Meeting. Directors are invited and encouraged to attend the Company's annual meetings of stockholders, although we do not have a formal policy regarding director attendance at our annual meetings of stockholders.

BOARD COMMITTEES

Currently, our Board has an Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, Finance Committee, and Executive Committee. Each committee, except our Executive Committee, is composed entirely of independent directors, each of whom is a "non-employee director" as defined in Rule 16b-3(b)(3) under the Exchange Act and an "independent director" for purposes of the rules of the NYSE.

Members serve on these committees until their respective resignations or until otherwise determined by our Board. Our Board may from time to time establish other committees. Current committee memberships are as follows:

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Finance Committee	Executive Committee
Amy Boerger	X		X		
Reid Dove					
Michael Garnreiter	👤			X	
Louis Hobson	X		X	X	
Gary Knight					X
Kevin Knight (Executive Chairman of the Board)					👤
Adam Miller					
Kathryn Munro		X	X		X
Jessica Powell	X		X		
Roberta Roberts Shank	X	👤			
Robert Synowicki, Jr.		X	X	👤	
David Vander Ploeg (Lead Independent Director)	X		👤		X

X – Member

👤 – Committee Chairperson

II-8

Audit Committee

MEMBERS

Michael Garnreiter (Chair)
Amy Boerger
Louis Hobson
Jessica Powell
Roberta Roberts Shank
David Vander Ploeg

MEETINGS IN 2023: **10**

All members of the Audit Committee are independent and the Board has determined that four out of six Audit Committee members, is an "audit committee financial expert" within the meaning of the SEC's regulations. Mr. Garnreiter has been designated as the audit committee financial expert. Mr. Garnreiter is an independent director under the rules of the NYSE.

The Audit Committee Report with respect to our financial statements is on page II-56.

RISK OVERSIGHT

- oversees assessment and management of financial risks
- responsible for overseeing potential conflicts of interests

PRIMARY RESPONSIBILITIES

- reviews the audit plans and findings of our independent registered public accounting firm and our internal audit staff;
- reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our management and independent registered public accounting firm;
- reviews, with management and our independent registered public accounting firm, our financial risk and control procedures, compliance programs, and significant tax, legal, and regulatory matters;
- has the sole discretion to appoint and oversee our independent registered public accounting firm and evaluate such firm's independence;
- monitors compliance procedures with our internal audit department as well as oversees performance of the internal audit department;
- establishes procedures for reviewing and investigating complaints regarding accounting, internal controls, auditing matters, or other illegal or unethical acts; and
- reviews with management the Audit Committee Report for inclusion in the proxy statement filed with the Securities and Exchange Commission ("SEC").

The Audit Committee operates pursuant to a charter, which is available at www.knight-swift.com.

The Company has always received an unqualified opinion from its auditor, has never restated its financials, has never been untimely in its financial disclosure filings, and has not had a material weakness in its internal controls.

Compensation Committee

MEMBERS

Roberta Roberts Shank (Chair)

Kathryn Munro

Robert Synowicki, Jr.

MEETINGS
IN 2023: 6

All members of the Compensation Committee are independent. All members of the Compensation Committee qualify as "non-employee directors" for purposes of Rule 16b-3 of the Exchange Act. Pearl Meyer, the Company's compensation consultant, is independent and no conflict of interest exists.

The Compensation Committee Report with respect to our executive compensation is on page II-29.

RISK OVERSIGHT

- responsible for overseeing the management of risks relating to our executive and non-executive compensation policies and practices and the incentives created by our compensation policies and practices

- oversees risks relating to our policies and practices regarding our management of human capital resources, including talent management, culture, diversity and inclusion

PRIMARY RESPONSIBILITIES

- annually evaluates the performance of, determines, approves, and recommends to the Board the base salary, cash incentives, equity awards, and all other compensation for our CEO and NEOs and evaluates performance in light of goals and objectives;

- adopts, oversees, and periodically reviews and makes recommendations to the Board regarding the operation of all of our equity-based compensation plans and incentive compensation plans, programs, and arrangements, including establishing criteria for the terms of awards granted to participants under such plans;

- annually reviews and makes recommendations to the Board regarding the outside directors' compensation arrangements to ensure their competitiveness and compliance with applicable laws;

- annually approve the appointment of our independent compensation consultant;

- reviews with management the Compensation Discussion and Analysis for inclusion in the proxy statement filed with the SEC; and

- oversees human capital management.

The Compensation Committee operates pursuant to a charter, which is available at www.knight-swift.com.

For 2023, the Compensation Committee retained Pearl Meyer as its independent compensation consultant to provide advice and services such as the following:

- analysis and recommendations that inform the Compensation Committee's decisions with respect to director and executive officer compensation;
- market pay data and competitive-position benchmarking;
- analysis and input on peer group development;
- analysis and input on performance measures and goals;
- analysis and input on compensation program structure;
- an assessment of the risks under our compensation programs; and
- update on market trends and the regulatory environment as it relates to executive compensation, including corporate governance aspects.

Pursuant to SEC rules and NYSE listing standards, the Compensation Committee assessed the independence of Pearl Meyer, and concluded that no conflict of interest exists that would prevent Pearl Meyer from independently advising the Compensation Committee. In connection with this assessment, the Compensation Committee considered, among others, the following factors:

- the provision of other services to us by the firm that employs the compensation advisor;
- the amount of fees received from us by the firm that employs the compensation advisor as a percentage of the total revenue of the firm;
- the policies and procedures of the firm that employs the compensation advisor that are designed to prevent conflicts of interest;
- any business or personal relationship of the compensation advisor with any member of the Compensation Committee;
- any stock in our company owned by the compensation advisor or the advisor's immediate family members, or the firm that employs the compensation advisor; and
- any business or personal relationship of the compensation advisor or the firm that employs the advisor with any of our executive officers.

Pearl Meyer did not perform other services for the Company in 2023, and would not do so without the prior consent of the Compensation Committee. Pearl Meyer's role in establishing the compensation of our named executive officers, to the extent material, are addressed under "Executive Compensation – Compensation Discussion and Analysis."

Finance Committee

MEMBERS

Robert Synowicki, Jr. (Chair)

Michael Garnreiter

Louis Hobson

MEETINGS

IN 2023: 4

All members of the Finance Committee are independent.

RISK OVERSIGHT

- monitors and mitigates risks relating to our deployment of financial resources, the management of our balance sheet, and the investment of cash and other assets

PRIMARY RESPONSIBILITIES

- reviews and monitors the deployment of our financial resources and policies, the management of our balance sheet, and the investment of cash and other assets;
- reviews and makes recommendations to the Board regarding our operating and capital budgets and monitors actual performance against our budgets and projections;
- reviews our capital structure, liquidity, financing plans, and other treasury policies, including off-balance sheet financings;
- reviews with the Board and management our financial risk exposure relating to financing activities; and
- annually reviews the Finance Committee Charter for adequacy and compliance with the duties and responsibilities set forth therein.

Nominating and Corporate Governance Committee

MEMBERS

David Vander Ploeg (Chair)

Amy Boerger

Louis Hobson

Kathryn Munro

Jessica Powell

Robert Synowicki, Jr.

MEETINGS

IN 2023: **4**

All members of the Nominating and Corporate Governance Committee are independent.

RISK OVERSIGHT

- responsible for overseeing implementation of appropriate corporate governance procedures, monitoring and overseeing the management and mitigation of operating, sustainability, cybersecurity, and information security risks, and overseeing the management of risks associated with the independence of our Board

- reviews enterprise operating risks, other than financial and internal controls risks

- responsible for oversight of our plans, policies, and disclosures related to ESG and sustainability matters

PRIMARY RESPONSIBILITIES

- considers and recommends the criteria, qualifications, and attributes of candidates for nomination to the Board and its committees;

- identifies, screens, and recommends qualified candidates for Board membership;

- advises the Board with respect to the Board composition, diversity, size, attributes, procedures, and committees;

- evaluates director nominee recommendations proposed by stockholders;

- periodically reviews and makes recommendations to the Board regarding corporate governance policies and principles, including our Corporate Governance Guidelines;

- oversees the evaluation of the Board;

- considers and makes recommendations to prevent, minimize, resolve, or eliminate possible conflicts of interest;

- reviews and evaluates the Company's enterprise operating risks, including cybersecurity but excluding financial and internal controls risks, and makes recommendations to the Board and management concerning risk management practices and mitigation efforts;

- oversees and evaluates risks relating to our ESG strategy and reporting and emerging issues potentially affecting the reputation of the Company; and

- assesses and develops succession plans for executive officers and other appropriate management personnel.

The Nominating and Corporate Governance Committee operates pursuant to a charter, which is available at www.knight-swift.com

Executive Committee

The Executive Committee did not hold any meetings in 2023. The Executive Committee is authorized to act on behalf of the Board when the Board is not in session, with the exception of certain actions. The Executive Committee is currently comprised of Kevin Knight (Chair), Gary Knight, Kathryn Munro, and David Vander Ploeg.

CORPORATE GOVERNANCE POLICY AND STOCKHOLDER ENGAGEMENT

Our Board has adopted Corporate Governance Guidelines to assist the Board in the exercise of its duties and responsibilities and to serve the best interests of the Company and our stockholders. A copy of these guidelines has been posted on our website at www.knight-swift.com. Key corporate governance principles observed by the Board and the Company include:

- maintaining a Board composed of a majority of independent directors (currently two-thirds of our Board is independent);

- a robust lead independent director who presides at all executive sessions of the Board and whom third parties can contact to communicate with our independent directors;

- separation of Board Chairperson and Chief Executive Officer positions;

- maintaining an independent Audit Committee with at least one financial expert and other members who are knowledgeable about financial matters (currently four out of six members of the Audit Committee qualify as financial experts);

- maintaining an independent Nominating and Corporate Governance Committee that is responsible for nominating qualified individuals for election to our Board and evaluating, reviewing, and planning for director tenure and succession;

- annually reviewing Board and management succession planning along with maintaining at all times an evaluation and recommendation of potential successors to the Executive Chairperson, CEO, President, CFO, and other key members of executive management;

- majority voting standard and resignation policy for directors in uncontested elections;

- compensation policies for our senior executives and Board that are aligned with the interests of the Company and its stockholders and do not encourage excessive risk taking;

- overboarding policy and director tenure policy;

- regular meetings of the independent directors in executive session, not less than annually;

- Audit Committee, Compensation Committee, Finance Committee, and Nominating and Corporate Governance Committee comprised entirely of independent directors;

- new director orientation program and periodic ongoing director education; and

- rigorous annual Board self-assessment.

Our Board is engaged in stockholder outreach and available for interaction with stockholders when requested. Management provides periodic updates to the Board regarding stockholder outreach and feedback. In addition, throughout the year, we participate in numerous investor conferences and make efforts to be in contact with our key stockholders, to solicit feedback and ensure our Board and management have insight into the issues that are most important to our stockholders.

MAJORITY VOTING STANDARD FOR DIRECTOR ELECTIONS

Our by-laws require that we use a majority voting standard in uncontested director elections and we have a resignation requirement under our Corporate Governance Guidelines for directors who fail to receive the required majority vote. Under the majority voting standard, a director nominee must receive more votes cast "for" than "against" for his or her uncontested election in order to be elected to the Board. If a director nominee in an uncontested election does not receive the required number of votes, such director nominee will, within five days following the certification of the stockholder vote, tender his or her resignation for consideration by the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee will consider a tendered resignation and, within 30 days following the date of the stockholders' meeting at which the election occurred, make a recommendation to the Board concerning the acceptance or rejection of the resignation. The Board will take formal action on the Nominating and Corporate Governance Committee's recommendation no later than 60 days following the date of the stockholders' meeting at which the election occurred, and the Company will disclose the Board's decision on a Form 8-K filed with the SEC. Directors shall be elected by a plurality of the votes cast at any meeting of stockholders where the number of nominees exceeds the number of directors to be elected.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Conduct that applies to all of our directors, officers, and employees. In addition, we maintain a Policy Governing Responsibilities of Financial Managers and Senior Officers (the "Financial Responsibilities Policy") that applies to our executive officers (Executive Vice President or above), CFO, Chief Accounting Officer ("CAO"), Controller, and any other employee who is responsible for the management of our funds or for the operation and maintenance of our financial accounting and reporting system. The Code of Conduct and Financial Responsibilities Policy include provisions applicable to our CEO, CFO, CAO, Controller, or persons performing similar functions, which constitute a "code of ethics" within the meaning of Item 406(b) of SEC Regulation S-K. Copies of the Code of Conduct and Financial Responsibilities Policy are publicly available free of charge on our website at www.knight-swift.com.

Pursuant to SEC regulations and NYSE listing standards, we will disclose amendments to or waivers of our Code of Conduct or our Financial Responsibilities Policy in a press release, on our website at www.knight-swift.com, or in a Current Report on Form 8-K filed with the SEC, whichever disclosure method is appropriate. To date, we have not granted any waivers from our Code of Conduct to our directors or executive officers or our Financial Responsibilities Policy to the CEO, CFO, CAO, Controller, or any person performing similar functions.

Neither the Company, nor any of its directors and officers, is currently under investigation by a regulatory body. Further, no regulator has taken action against a director or officer of the Company in the past two years.

EXECUTIVE SESSIONS OF INDEPENDENT DIRECTORS

Independent Board members generally meet without management present at least once per year in executive sessions. Our lead independent director presides over those meetings. In 2023, our independent directors met four times without management present and two times with our Executive Chairman, Kevin Knight, present.

STOCK TRADING POLICY

The Company has a Securities Trading Policy ("STP") that sets forth terms, conditions, timing, limitations, and prohibitions with respect to trading in the Company's securities. The STP prohibits all directors, officers, employees, and consultants from trading in the Company's securities while in possession of material nonpublic information. Employees are also generally prohibited from engaging in puts, calls, or similar instruments relating to the Company's securities, or selling the Company's securities "short." The STP also restricts directors, officers subject to Section 16 of the Exchange Act, and certain other specifically designated employees from trading in the Company's securities during certain periods and only after they have obtained pre-clearance for trades in the Company's securities from the Company's General Counsel and CFO.

ANTI-PLEDGING AND HEDGING POLICY

The Company has adopted a Stock Pledging and Hedging Policy (the "Anti-Pledging and Hedging Policy") that prohibits the pledging and hedging of the Company's securities by certain individuals.

- Designated Persons are prohibited from engaging in any pledging or hedging transaction (including zero cost collars, forward sales contracts, puts, calls, and other derivative transactions) in the Company's common stock or any derivative security.
- The Anti-Pledging and Hedging Policy applies to the Chairperson of the Board, any Vice Chair (if a Company employee), the CEO, the President, the CFO, any other named executive officer, any Company employee who is also a member of the Board (including Reid Dove, Kevin Knight, Gary Knight, and Adam Miller), non-employee directors, and any other employee designated by the Nominating and Corporate Governance Committee (any such person, a "Designated Person").
- The Anti-Pledging and Hedging Policy does not have a hardship exemption.

Certain shares of common stock owned by Kevin Knight and Gary Knight that were pledged before the Anti-Pledging and Hedging Policy was adopted were grandfathered from the policy, and the number of shares pledged was reduced by 50% in 2020. Notwithstanding that the existing pledges were grandfathered under the Anti-Pledging and Hedging Policy, as part of its risk oversight function the Nominating and Corporate Governance Committee periodically reviews these share pledges to assess whether such pledging poses an undue risk to the Company. In evaluating these share pledges, the Nominating and Corporate Governance Committee considered that Kevin Knight and Gary Knight, as dedicated long-term stockholders, have pledged a portion of their shares rather than selling shares for liquidity and have significant personal assets. Further, the Nominating and Corporate Governance Committee has taken into account the number of shares pledged as a percentage of our outstanding shares, including the reduction of shares pledged in late 2020, the Company's average trading volume, the degree of overcollateralization, and other factors. Based on its evaluation, the Nominating and Corporate Governance Committee has concluded that the existing pledge arrangements do not pose an undue risk to the Company, and will continue to periodically review the shares pledged as part of its risk oversight function.

STOCK OWNERSHIP AND RETENTION POLICY

Our Stock Ownership and Retention Policy currently requires each non-employee director to own Company stock having a value of the lesser of (i) three times the director's annual cash retainer and (ii) $140,000. Each non-employee director must own the required amount by five years from the director's appointment or election to the Board. Our key officers, as designated under the policy and which include our named executive officers, also must meet certain minimum stock ownership requirements. Currently, key officers under the policy include (i) our CEO and our Executive Chairperson, who must own Company stock having a value of five times their respective base salaries; (ii) our CFO and Vice Chairperson, who must own Company stock having a value of three times their respective base salaries; and (iii) our Division Operations Officer, our General Counsel, and Mr. Dove, each of whom must own Company stock having a value of two times his or her base salary.

The Compensation Committee of the Board can designate other key officers who will be subject to the policy. Key officers must achieve such ownership within eight years from their appointment to the applicable office. Until an individual complies with the stock ownership guidelines, as outlined above, the individual is required to retain (i) any shares owned or purchased by the individual, including stock purchased through the Company's stock purchase plan or any deferred compensation or 401(k) plan, but excluding any stock purchased on the open market, and (ii) any net shares that remain following the payment of exercise prices and tax obligations related to the exercise of stock options and the payment of tax obligations following the vesting of restricted stock unit and restricted stock grants until the guidelines are satisfied (collectively, the "Covered Shares").

Pledged and hedged shares are excluded from the calculation of the director and officer retention amounts. Vested and unvested stock options are not included in the calculation of the guidelines prior to exercise, and, after exercise, only those retained shares that represent net profit shares (shares after payment of the exercise price and all taxes) are included. Key officers must retain at least 50% of Covered Shares for two years after the date the Covered Shares are earned. All of our directors and officers are currently in compliance with the Stock Ownership and Retention Policy.

COMMUNICATIONS WITH DIRECTORS BY STOCKHOLDERS AND OTHER INTERESTED PARTIES

Stockholders and other interested parties may communicate directly with any member or committee of the Board by writing to: Knight-Swift Transportation Holdings Inc. Board of Directors, c/o Secretary, 2002 West Wahalla Lane, Phoenix, Arizona 85027. Please specify to whom your letter should be directed. Our Secretary will review all such correspondence and regularly forward to the Board a summary and copies of all such correspondence that, in his or her opinion, deals with the functions of the Board or its committees or that he or she otherwise determines requires the attention of any member, group, or committee of the Board. Board members may at any time review a log of all correspondence received by us that is addressed to Board members and request copies of any such correspondence. Our Board communicates regularly with stockholders regarding areas of interest or concern.

NOMINATION OF DIRECTOR CANDIDATES

The Nominating and Corporate Governance Committee will consider recommendations for director nominations proposed by stockholders. To recommend a prospective director candidate for the Nominating and Corporate Governance Committee's consideration, stockholders may submit the candidate's name, qualifications, and other relevant biographical information in writing to: Knight-Swift Transportation Holdings Inc., Nominating and Corporate Governance Committee, c/o Secretary, 2002 West Wahalla Lane, Phoenix, Arizona 85027. Our by-laws require stockholders to give advance notice of stockholder proposals, including nominations of director candidates. For more information, please see "Stockholder Proposals" in this proxy statement.

The Nominating and Corporate Governance Committee assesses a director nominee's judgment, integrity, independence, management, and business skills and experience (particularly with public companies and companies in our industry or other industries related to our business), prominence and reputation in his or her profession, concern for the interests of our stockholders, knowledge of corporate governance issues and board functions, commitment to attend and actively participate in meetings and related Board activities, other commitments and responsibilities, and such other factors as the Nominating and Corporate Governance Committee determines are appropriate in light of our needs and the needs of our Board, including business background, experience, director independence requirements, and Board diversity in accordance with the criteria set forth in the Corporate Governance Guidelines. Our Corporate Governance Guidelines also set forth additional criteria and guidelines the Nominating and Corporate Governance Committee may consider when selecting director nominees.

Upon identifying and selecting qualified director nominee candidates, the Nominating and Corporate Governance Committee then submits its director nominee selections to our full Board for consideration. We historically have not paid a fee to any third party to identify or evaluate or assist in identifying or evaluating potential nominees, but may consider doing so in the future.

The Board is responsible for recommending director candidates for election by the stockholders and for appointing directors to fill vacancies or newly created directorships. The Board has delegated the screening and evaluation process for director candidates to the Nominating and Corporate Governance Committee, which identifies, evaluates, and recruits qualified director candidates and recommends them to the Board. The Nominating and Corporate Governance Committee considers potential candidates for director, who may come to the attention of the Nominating and Corporate Governance Committee through current directors, management, professional search firms, stockholders, or other persons. The Nominating and Corporate Governance Committee considers and evaluates a director candidate recommended by a stockholder in the same manner as a nominee recommended by a Board member, management, search firm, or other sources.

Our by-laws provide for "proxy access," which provides a means for our stockholders who have retained and hold a sufficient ownership position in the Company to include stockholder-nominated director candidates in our proxy materials for annual meetings of stockholders. The proxy access provision in our by-laws allows any stockholder (or group of up to 20 stockholders) that has continuously owned at least 3% or more of the Company's issued and outstanding common stock, for three years preceding the date of submission of the qualified nomination notice (and continues to own at least such amount through the date of the annual meeting), to nominate candidates for election to the Board and require the Company to list such nominees in the Company's proxy materials for its annual meeting of stockholders, subject to certain procedural and information requirements. Our by-laws also provide procedures for nominations of persons for election to our Board by stockholders who comply with certain timely notice and form procedures set forth therein. Proxy access nominations must meet all requirements set forth in our by-laws and include the additional information required by Rule 14a-19(b) under the Exchange Act.

Compensation Committee Interlocks and Insider Participation

Messes. Roberts Shank and Munro and Mr. Synowicki served on the Compensation Committee during 2023. None of the members of the Compensation Committee have been, or are, one of our officers or employees. In 2023, no member of our Compensation Committee had any relationship or transaction with the Company that would require disclosure as a "related person transaction" under Item 404 of SEC Regulation S-K.

During 2023, none of our executive officers served as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of another entity, an executive officer of which served as a member of our Board or Compensation Committee.

Relationships and Related Party Transactions

Our Audit Committee has established written policies and procedures relating to the review and approval or ratification of any transaction, or any proposed transaction, in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any "related person" (as that term is defined in Instruction 1 to Item 404(a) of SEC Regulation S-K) had or will have a direct or indirect material interest, referred to as an "interested transaction."

Upon review of the material facts of all interested transactions, the Audit Committee will either approve, ratify, or disapprove the interested transactions, subject to certain exceptions, by taking into account, among other factors it deems appropriate, whether the terms are arm's length and the extent of the related person's interest in the transaction. No director may participate in any discussion or approval of an interested transaction for which he or she, or his or her relative, is a related party. If an interested transaction will be ongoing, the Audit Committee may establish guidelines for our management to follow in its ongoing dealings with the related party and then at least annually must review and assess ongoing relationships with the related party. Compensation of executive officers, which may involve an "interested transaction," is reviewed and approved by the Compensation Committee.

Certain members of our officers' families are employed or engaged on the same terms and conditions as non-related employees and consultants, several of whom are considered related persons due to their familial relationship with one or more of Kevin Knight (our Executive Chairman), Gary Knight (our Vice Chairman), and David Jackson (our former President and CEO). These related persons were Larry Knight and Keith Knight (brothers of Kevin Knight), Cory Webster (brother-in-law of Gary Knight), Glen Thomas (brother-in-law of former President and CEO, David Jackson), and Tyson Hintz (son-in-law of Kevin Knight). The aggregate total compensation paid to these individuals for their employment or consulting services in 2023 was $1,940,241. This amount includes any equity awards granted to such individuals in 2023, valued as of the grant date in accordance with FASB ASC Topic 718, cash vehicle allowances, or use of company vehicles. Based on the fact that these individuals are employed or engaged on the same terms and conditions as non-related employees or consultants, the Audit Committee approved these transactions.



Proposal One

Election of Directors

The Company's by-laws provide that the number of directors shall not be less than three, with the exact number to be fixed by the Board. Directors are currently elected annually.

Directors are elected by a majority of votes cast with respect to each director, provided that the number of nominees does not exceed the number of directors to be elected, in which case the directors will be elected by the vote of a plurality of the shares represented in person or by proxy at any stockholder meeting.

The stockholders of the Company elect at the annual meeting successors for directors whose terms have expired. The Board appoints members to fill new membership positions and vacancies in unexpired terms on the Board.

Our Board has nominated Messrs. Reid Dove, Michael Garnreiter, Louis Hobson, Gary Knight, Kevin Knight, Adam Miller, Robert Synowicki, Jr., and David Vander Ploeg and Mses. Amy Boerger, Kathryn Munro, Jessica Powell, and Roberta Roberts Shank as directors to hold office for a term of one year, expiring at the close of the 2025 Annual Meeting, or until such director's successor is elected and qualified or such director's earlier death, resignation or removal. The Board believes that these directors are well-qualified and experienced to direct and manage the Company's operations and business affairs and will represent the interests of the stockholders as a whole, as described in the biographical information for each of these nominees, as of the Record Date, set forth below under the heading "Nominees for Director."

There are no arrangements or understandings between any of the director nominees and any other person pursuant to which any of such director nominees were selected as a nominee. If any director nominee becomes unavailable for election, which is not anticipated, the named proxies will vote for the election of such other person as the Board may nominate, unless the Board resolves to reduce the number of directors to serve on the Board and thereby reduce the number of directors to be elected at the Annual Meeting.



12 Director Nominees

Ms. Amy Boerger

Mr. Reid Dove

Mr. Michael Garnreiter

Mr. Louis Hobson

Mr. Gary Knight

Mr. Kevin Knight

Mr. Adam Miller

Ms. Kathryn Munro

Ms. Jessica Powell

Ms. Roberta Roberts Shank

Mr. Robert Synowicki

Mr. David Vander Ploeg

> **The Board of Directors unanimously recommends a vote FOR each of the director nominees listed herein.**

Nominees for Director

If elected at the Annual Meeting, the term of each director expires at the 2025 Annual Meeting of Stockholders.



Ms. Boerger served as Vice President and General Manager at Cummins Inc. until her retirement in March 2023. Ms. Boerger worked for Cummins for 39 years. During this time, much of her work was focused on the North American highway market, pioneering advancements of the trucking industry through building relationships with stakeholders and contributing to Cummins' Emissions Solutions business. Ms. Boerger currently serves on the board of directors of Rush Enterprises, Inc., a premier solution to the commercial vehicle industry. Prior to serving as Cummins' Vice President and General Manager, Ms. Boerger worked as a product engineer and account executive. Ms. Boerger holds a Bachelor of Science in Mechanical Engineering from Valparaiso University.

The Board believes Ms. Boerger's extensive and broad experience in the transportation industry will provide insight with the industry and continuing challenging regulatory environment.

AMY BOERGER

Age: 61 | Director Since 2023 | Independent: Yes
Committees: Audit, Nominating and Governance
Other Current Company Boards: Rush Enterprises, Inc.



Mr. Dove was appointed to the board of directors of Knight-Swift in connection with our acquisition of AAA Cooper Transportation, a leading LTL carrier, and has served as a member of the board of directors of Knight-Swift since 2021. Mr. Dove joined AAA Cooper Transportation (our subsidiary since July 2021) in 1994 and served multiple roles within the company, including currently serving as Chief Executive Officer of AAA Cooper Transportation. He is involved in many civic, educational and charitable boards both nationally and in his home state of Alabama. Mr. Dove earned his Bachelor's degree in Supply Chain from Auburn University.

The Board believes Mr. Dove provides valuable industry insight and perspective by virtue of his many years of executive-level leadership experience in the industry.

REID DOVE

Age: 52 | Director Since 2021 | Independent: No
Committee: None
Other Current Company Boards: Blue Cross Blue Shield – Alabama



MICHAEL GARNREITER

Mr. Garnreiter has served as a member of the board of directors of Knight since 2003. Mr. Garnreiter currently provides financial consulting services to certain business of various sizes and during 2021 through 2023 Mr. Garnreiter served as Interim Chief Financial Officer for LeVecke Corporation, a privately held distilled spirits bottling company. Mr. Garnreiter served as treasurer of Shamrock Foods Company, a privately held manufacturer and distributor of foods and food-related products, from 2012 until his retirement in December 2015. From 2010 until 2012, Mr. Garnreiter was a managing director of Fenix Financial Forensics LLC, which provides financial analysis, forensic accounting, litigation support, and other dispute resolution services. Mr. Garnreiter is also the Chairman of the board of directors and chair of the audit committee of Axon Enterprise, Inc. (formerly, Taser International, Inc.), a manufacturer of less-lethal protection devices; chair of the audit and executive committees for Amtech Systems, Inc., a supplier of horizontal diffusion furnace systems; and is the former Chairman and current member of the board of directors of Banner Health Systems, a nonprofit multistate hospital system based in Phoenix, Arizona. Mr. Garnreiter began his career with Arthur Andersen LLP in 1974 after graduating with a Bachelor of Science degree in accounting from California State University at Long Beach, ultimately serving as a senior audit partner. Mr. Garnreiter is a Certified Public Accountant and is a Certified Fraud Examiner. As a member of our Board, Mr. Garnreiter offers financial, accounting, and managerial expertise gained from the various executive and supervisory roles he has held throughout his career.

The experience acquired through Mr. Garnreiter's positions as a director of several publicly traded and privately held companies benefit the Company, the Board, and our stockholders.

> Age: 72 | Director Since 2003 | Independent: Yes
> Committees: Audit (Chair), Finance
> Other Current Company Boards: Axon Enterprise, Inc., Amtech Systems, Inc., Banner Health Systems



LOUIS HOBSON

Mr. Hobson has served as a member of the board of directors of Knight-Swift since 2021. Since 2019, Mr. Hobson has served as the Senior Vice President of North America Flood Insurance for Chubb Insurance, LTD, a publicly traded property and casualty insurance company. From 2017 through 2018, Mr. Hobson served as the President and Chief Executive Officer of National Flood Services, a provider of business process services in flood insurance. From 2015 through 2017, Mr. Hobson served as Executive Vice President of Aon National Flood Services, a financial service and insurance company. From 2004 to 2013, Mr. Hobson held many roles, including Principal, with the Boston Consulting Group, a management consulting firm, where he served as an advisor to C-suite executives of Fortune 500 companies, providing counsel on a wide range of topics, including competition, growth, turnaround, and talent. From 2017 through 2018, Mr. Hobson was a member of the board of the American Red Cross of Chicago and Northern Illinois. In 2022, Mr. Hobson rejoined the board of the American Red Cross of Illinois and currently is a member of the Board Development and Bio Medical Services Committees. Mr. Hobson holds a Bachelor of Science degree in Electrical Engineering and a Master's degree in Business Administration, both from Stanford University.

The Board believes Mr. Hobson's extensive executive-level leadership and business experience through a variety of economic environments makes him a valuable asset for the Board and the Company.

> Age: 43 | Director Since 2021 | Independent: Yes
> Committees: Audit, Nominating and Corporate Governance, Finance
> Other Current Company Boards: American Red Cross of Illinois



**GARY
KNIGHT**

Mr. Knight has served as a Vice Chairman of the board of directors of Knight since 2004, and currently serves as the Vice Chairman of the Company. Mr. Knight served as Knight's President from 1993 to 2004, and has been one of Knight's officers and a member of Knight's Board since 1990. From 1975 until 1990, Mr. Knight was employed by Swift, where he was an Executive Vice President. Mr. Knight is the first cousin of Kevin Knight. The selection of Mr. Knight as a director was based upon, among other things, his significant leadership experience and knowledge of the Company.

Mr. Knight's qualifications to serve on our Board also include his extensive knowledge of the transportation industry.

Age 72 | Director Since 2004 | Independent: No
Committee: Executive
Other Current Company Boards: None



**KEVIN
KNIGHT**

Mr. Knight has served as the Chairman of the board of directors of Knight since 1999 (including as the Executive Chairman since January 2015) and served as the CEO of Knight from 1993 through December 2014, and currently serves as a full-time executive officer of the Company in his role as Executive Chairman. He has been one of our officers and directors since 1990. From 1975 to 1984 and again from 1986 to 1990, Mr. Knight was employed by Swift, where he served as Executive Vice President and President of Cooper Motor Lines, Inc., a former Swift subsidiary. Mr. Knight is the first cousin of Gary Knight.

The selection of Mr. Knight as a director was based, among other things, upon his extensive experience in business operations, knowledge of the transportation industry, and exemplary executive leadership and mentorship since Knight's founding. Mr. Knight also has exhibited commendable dedication to our financial and operating performance.

Age 67 | Director Since 1999 | Independent: No
Committees: Executive (Chair)
Other Current Company Boards: None



**ADAM
MILLER**

Mr. Miller joined Knight in 2002. In February 2024, Mr. Miller was appointed Chief Executive Officer of Knight-Swift Transportation Holdings Inc., prior to which he served as President of Swift (since November 2020) and CFO of Knight-Swift Transportation Holdings Inc. (since the merger with Swift in September 2017). Before the merger, Mr. Miller served as CFO for Knight since 2012, and also served as the Secretary and Treasurer since 2011. Prior to becoming CFO of Knight, Mr. Miller served as the Senior Vice President of Accounting and Finance from 2011 to 2012 and as Controller of Knight Refrigerated, LLC, a subsidiary of Knight, from 2006 to 2011. Prior to his appointment as Controller of Knight Refrigerated, LLC, Mr. Miller served in several other accounting and finance positions at Knight since 2002. Mr. Miller earned his Bachelor of Science degree in Accounting from Arizona State University and is a Certified Public Accountant in the state of Arizona.

The selection of Mr. Miller as a director was based, among other things, upon his extensive transportation, leadership, and finance experience and his deep understanding of Company culture and commitment to maintaining our financial and operating performance.

Age 43 | Director Since 2024 | Independent: No
Committee: None
Other Current Company Boards: None



KATHRYN MUNRO

Ms. Munro has served as a member of the board of directors of Knight since 2005. She is a principal of BridgeWest, LLC, a private equity investment company specializing in wireless technology companies, a position she has held since 2003. Prior to BridgeWest, Ms. Munro spent 20 years at Bank of America Corporation where she held a variety of senior executive positions. Ms. Munro has served on the board of directors of Pinnacle West Capital Corporation, an investor-owned electric utility holding company, since 2002. Ms. Munro also served on the board of Premera Blue Cross, a privately held health insurance company, from 2007 to 2019 and on the board of Flow International Corp from 1996 to 2011.

The Board, upon the recommendation of the Nominating and Corporate Governance Committee (without Ms. Munro present), has, in accordance with its Corporate Governance Guidelines, approved a waiver to the retirement age for directors for Ms. Munro to stand for reelection at the 2024 Annual Meeting, and determined that such waiver was in the best interests of the Company because of her continued valuable contributions to the Board, promotion of gender and tenure diversity on the Board, and her extensive knowledge and familiarity with the Company.

From her distinguished career in commercial banking, Ms. Munro brings business acumen and financial knowledge to our Board and provides insightful guidance and independent leadership.

> Age 75 | Director Since 2005 | Independent: Yes
> Committees: Compensation, Nominating and Corporate Governance, Executive
> Other Current Company Boards: Pinnacle West Capital Corporation



JESSICA POWELL

Ms. Powell currently serves as Associate General Counsel for California Closet Company, Inc., a large manufacturer, designer, and installer of custom storage solutions throughout North America. Prior to her work for California Closets, Ms. Powell was a partner at a law firm, Ryley Carlock & Applewhite ("RCA") from 2014 to 2021. Ms. Powell was a leader of the Corporate, Banking and Real Estate practice group at RCA and represented transportation, banking and technology companies as an attorney for over 15 years. During her legal career, Ms. Powell gained extensive experience in legal, regulatory, compliance and governance matters, and has frequently advised clients on securities and finance matters, mergers and acquisitions and intellectual property strategy, amongst numerous other issues. Ms. Powell holds a Bachelor of Arts degree in International Relations from Stanford University and a Juris Doctor from the University of Chicago.

The Board believes Ms. Powell's wide-ranging legal, corporate, regulatory, and governance experience makes her a valuable asset for the Board and the Company.

> Age 43 | Director Since 2023 | Independent: Yes
> Committees: Audit, Nominating and Corporate Governance
> Other Current Company Boards: None



ROBERTA ROBERTS SHANK

Ms. Roberts Shank was appointed to the board of directors of Knight in February 2016. Ms. Roberts Shank currently serves as the Chief Executive Officer, President, and director of Chas Roberts A/C and Plumbing, Arizona's largest residential air conditioning installer, a position she has held since 2000. For her role at Chas Roberts, Ms. Roberts Shank was named the 2014 CEO of the Year by the ACE Awards, in addition to previously being named one of Arizona's most dynamic women in business, winning the Greater Phoenix Chamber of Commerce Impact Award. Ms. Roberts Shank also serves on the Board of U-Haul, North America's largest "do-it-yourself" moving and storage operator, since December 2019, previously serving on their Advisory Board. In addition, Ms. Roberts Shank has served in multiple civic and community roles, including the Boys and Girls Club of Metro Phoenix and the City of Phoenix planning commission and Greater Phoenix Leadership.

The Board believes Ms. Roberts Shank's extensive executive-level leadership and business experience through a variety of economic environments makes her a valuable asset for the Board and the Company.

Age 57 | Director Since 2016 | Independent: Yes
Committees: Audit, Compensation (Chair)
Other Current Company Boards: U-Haul, Chas Roberts A/C and Plumbing Inc., Greater Phoenix Leadership



ROBERT SYNOWICKI

Mr. Synowicki has served on the board of directors of Knight since February 2016. Mr. Synowicki served in multiple roles with Werner Enterprises, Inc., a publicly traded national trucking company, for over 25 years, most recently serving as Executive Vice President of Driver Resources from 2010 until December 2015, where he oversaw recruitment and other critical professional driver initiatives. In addition, Mr. Synowicki served as Chief Financial Officer, Chief Operating Officer, and Chief Information Officer at various times during his career with Werner. Mr. Synowicki has also served as a member of the Board of the American Trucking Associations and the Truckload Carriers Association. Mr. Synowicki is a Certified Public Accountant (inactive) and currently serves on the board of directors of Blue Cross Blue Shield - Nebraska, as Finance Committee Vice Chairman and a member of the Audit Committee. He earned a Bachelor of Science degree in Biology and a Bachelor of Science in Business Administration, Accounting from the University of Nebraska.

The Board believes Mr. Synowicki provides financial and accounting expertise, past public company experience, and valuable industry insight and perspective by virtue of his many years of leadership experience in the industry.

Age 65 | Director Since 2016 | Independent: Yes
Committees: Compensation, Finance (Chair), Nominating and Corporate Governance
Other Current Company Boards: Blue Cross Blue Shield - Nebraska



DAVID VANDER PLOEG

Mr. Vander Ploeg has served on the board of directors of Knight-Swift since 2017 and currently serves as our lead independent director. He currently serves as Founder and President of Dutchman Advisors, LLC, a management consulting, and private investment company. Mr. Vander Ploeg previously served on the board of directors of Swift from 2009 to 2017. Mr. Vander Ploeg is the retired Executive Vice President and CFO of School Specialty, Inc., a distributor of products and curriculum solutions in the education marketplace, where he served from 2008 until December 2013. Prior to that role, Mr. Vander Ploeg spent 24 years at Schneider National, Inc., a provider of transportation and logistics services and was Executive Vice President and CFO from 2004 until his departure in 2007. Prior to joining Schneider, Mr. Vander Ploeg was a senior auditor for Arthur Andersen. Mr. Vander Ploeg currently serves on the board of directors of The Clearwing Group, a multidisciplined suite of companies specializing in live event support and permanent systems integration. He is a past board member at Energy Bank, Inc., Bellin Psychiatric Hospital, Dutchland Plastics Corp., and Carson Dellosa. Mr. Vander Ploeg holds a Bachelor's degree in accounting and a Master's degree in business administration from the University of Wisconsin-Oshkosh.

Mr. Vander Ploeg's qualifications to serve on our Board include his extensive experience in the transportation and logistics services industry and his past public company and finance and audit experience provide us with valuable insight on public company governance practices.

Age 65 | Director Since 2009 | Independent: Yes
Committee: Finance (Chair), Audit, Nominating and Corporate Governance (Chair), Executive
Other Current Company Boards: The Clearwing Group

Director Compensation

We pay only non-employee directors for their services as directors. Directors who are also officers or employees of the Company are not eligible to receive any of the compensation described below. For 2023, non-employee directors were eligible for the following compensation:

Compensation Element	Member	Cash Retainer for Lead Independent Director/ Committee Chair Cash Retainer
Board Service		
Cash Retainer[1]	$ 90,000	$ 25,000
Equity Award		
Annual Equity Grant[1]	$ 130,000	—
Committee Service Cash Retainer		
Audit	$ 10,000	$ 15,000
Compensation	$ 7,500	$ 12,500
Nominating and Corporate Governance	$ 6,000	$ 10,000
Finance	$ 5,000	$ 6,000
Executive	—	—
Meeting Fees	None	

1 Effective January 1, 2023 through June 30, 2023, the annual retainer to each non-employee director was $185,000, with a minimum of $115,000 in the form of an annual equity grant. Effective July 1, 2023 through December 31, 2023, the annual cash retainer to each non-employee director was $90,000, prorated for the balance of 2023, and the annual equity grant was $130,000 prorated for the balance of 2023. Non-employee directors may elect to receive up to the entire $220,000 retainer in the form of equity.

No additional retainers are paid to the members or the Chairperson of the Executive Committee. No other fees are paid for attendance at Board or committee meetings, except for reimbursement of expenses to attend Board and committee meetings.

The following table provides information for the fiscal year ended December 31, 2023, regarding all plan and non-plan compensation awarded to, earned by, or paid to, each non-employee who served as a director during 2023.

Director	Fees Earned or Paid in Cash	Stock Awards Cash Value[1]	All Other Compensation	Total
Amy Boerger	$ 98,334	$ —	—	$ 98,334
Michael Garnreiter	90,000	132,453	—	222,453
Louis Hobson	98,500	122,477	—	220,977
Kathryn Munro	78,000	152,462	—	230,462
Jessica Powell	96,000	122,477	—	218,477
Roberta Roberts Shank	32,500	192,479	—	224,979
Robert Synowicki, Jr.	99,000	122,477	—	221,477
David Vander Ploeg	103,500	132,453	—	235,953

1 The amounts shown reflect the aggregate grant date fair value of stock awards granted to non-employee directors during 2023, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). The grant date fair value for common stock was measured based on the closing price of our common stock on the date of grant (the date of our 2023 Annual Meeting).

Management

Below are the names, ages, and positions of our current executive officers and significant employees, as of the date hereof. Biographies for our executive officers and significant employees are also provided below, except for Reid Dove, Gary Knight, Kevin Knight, and Adam Miller, whose biographies are given under "Nominees for Director."



Todd Carlson, 64

GENERAL COUNSEL AND SECRETARY

Mr. Carlson has served as our General Counsel and Secretary since September 2017. Prior to his current position, Mr. Carlson served as the General Counsel of Knight since 2007. Prior to joining Knight, Mr. Carlson was Vice President and Corporate Counsel at Swift from 1991 to 2007. Mr. Carlson received his Bachelor of Science degree in Accounting from the University of Nebraska and earned his Juris Doctor degree from the University of Nebraska College of Law. Mr. Carlson is admitted to practice law in the State of Arizona.



Mark Deere, 60

EXECUTIVE VICE PRESIDENT OF SWIFT DEDICATED FLEET SERVICES

Mark Deere is the Executive Vice President of Swift Dedicated Fleet Services, one of the nation's largest dedicated fleet providers. He also has responsibility for our growing warehousing and fulfillment business. During his 21-year Swift career, he has held executive leadership roles in both Dedicated and Linehaul Operations, including stints as Vice President Customer Service, Vice President Network Capacity Management, Vice President Western Operations, and Vice President Dedicated Sales. He joined Swift via the M.S. Carriers acquisition in 2001. Mark is a 30+ year veteran of the transportation industry with prior leadership roles as Senior Vice President Operations at Transport Industries and President of Lake Shore-Pacific Corporation, along with multiple managerial positions at CRST International and Hormel Foods. Mark holds both a Bachelor of Business Administration degree in Finance and a Master of Business Administration degree from the University of Iowa.



James Fitzsimmons, 52

CHIEF OPERATING OFFICER OF SWIFT

Mr. Fitzsimmons joined Swift in 1993. Mr. Fitzsimmons has served as the Chief Operating Officer of Swift since May 2023. Prior to his current position, Mr. Fitzsimmons served as the Executive Vice President of Operations of Swift from September 2018 until May 2023 and Senior Vice President of Operations of Swift from January 2018 until September 2018. Mr. Fitzsimmons served as Regional Vice President of Swift from 2006 to January 2018. He graduated with a Bachelor's degree in Business Management from Arizona State University.



Cary Flanagan, 51

EXECUTIVE VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER

Mr. Flanagan has served as our Executive Vice President and Chief Accounting Officer since July 2023. Mr. Flanagan served as Swift's Senior Vice President and Chief Accounting Officer from September 2017 to July 2023. Prior to his current position, Mr. Flanagan served as Swift's Vice President and Corporate Controller from 2008 to September 2017 and as its Director of Financial Reporting at Swift from 2006 to 2008. Prior to joining Swift, Mr. Flanagan served in various accounting positions from 1994 to 2006, including as an Audit Manager with KPMG LLP from 2000 to 2004 and an Audit Senior at Perkins & Co. from 1996 to 2000. Mr. Flanagan earned his Bachelor's degree in Accounting from the University of Puget Sound and is a Certified Public Accountant.



Timothy Harrington, 54

PRESIDENT OF U.S. XPRESS

Mr. Harrington was appointed President of U.S. Xpress following the acquisition in July 2023. Prior to his current role, he served as the Executive Vice President of Sales of Swift from April 2018 to July 2023. Mr. Harrington held various roles in operations and sales including Regional Vice President of Sales of Swift from 2016 to April 2018 and Vice President of Network Operations of Swift from 2011 to 2016. Mr. Harrington earned his Bachelor's degree in English from the University of South Dakota.



Andrew Hess, 51

CHIEF FINANCIAL OFFICER

Mr. Hess was appointed Chief Financial Officer of Knight-Swift Transportation Holdings Inc. in February 2024. He has served as the Company's Senior Vice President of Finance and Corporate Development since January 2021, and as Senior Vice President of Finance for Swift Transportation since May 2023. Mr. Hess served as Senior Vice President of Finance for Knight Transportation beginning in April 2019. Having led our M&A activities since January 2021, Mr. Hess played a critical role in our acquisitions of AAA Cooper, MME, and U.S. Xpress, and developed deep operational and financial experience having worked in both the Knight and Swift businesses. Prior to joining the Company, Mr. Hess served in various leadership roles at Honeywell International, Inc., most recently serving as Vice President and Chief Financial Officer of Aerospace Services & Connectivity from December 2016 to April 2019. Mr. Hess obtained his Bachelor of Arts degree in International Relations and a Master of Business Administration degree, both from Brigham Young University.



Michelle Lewis, 54

CHIEF FINANCIAL OFFICER OF AAA COOPER TRANSPORTATION

Ms. Lewis joined AAA Cooper in 2007 and has served in several roles, most recently as Chief Financial Officer since March 2019. Previously, she served as Vice President of Finance from 2016 to 2019 and as Director of Administration from 2007 until 2016. Prior to joining AAA Cooper, Ms. Lewis served in multiple finance leadership roles from 1995 until 2007 with Movie Gallery Inc., a video specialty retailer, including her last role as Senior Vice President – Finance, Treasurer. Previously, Ms. Lewis served as an Associate and Senior Associate for Coopers & Lybrand LLP from 1991 until 1995. Ms. Lewis earned her Bachelor of Business Administration-Accounting degree from Troy University and is a Certified Public Accountant.



Michael Liu, 51

EXECUTIVE VICE PRESIDENT OF OPERATIONS OF KNIGHT

Mr. Liu joined Knight in 2000. Mr. Liu has served as the Executive Vice President of Operations of Knight since 2017. Prior to his current position, Mr. Liu served as the Regional Vice President of Operations for West Dry Van and West Refrigerated at Knight from 2016 to 2017 and Regional Vice President of Operations for West Dry Van from 2010 to 2016. Mr. Liu earned his Bachelor of Science degree in Business Management form the University of Phoenix.



Rachel Monti, 49

SENIOR VICE PRESIDENT AND CHIEF HUMAN RESOURCE OFFICER OF SWIFT

Ms. Monti has served as Senior Vice President and Chief Human Resource Officer of Swift since 2017. Ms. Monti joined Swift in May 1998, beginning her tenure in pricing, after which she helped lead quality assurance ISO certification efforts. Starting in 2000, Ms. Monti began serving in human resource positions of increasing responsibility. Ms. Monti earned her Bachelor of Arts degree in psychology from the University of South Alabama and her Master of Counseling degree from the University of Phoenix. She holds multiple professional certifications in the human resources specialty.



Wilburn "Charlie" Prickett III, 59

PRESIDENT AND CHIEF OPERATING OFFICER FOR AAA COOPER TRANSPORTATION

Mr. Prickett currently serves as President and Chief Operating Officer for AAA Cooper Transportation, a position he has held since September 2020. Mr. Prickett joined AAA Cooper Transportation in 2002, holding several leadership positions, including Executive Vice President and Chief Operating Officer between 2010 and September 2020. Mr. Prickett received his Bachelor's degree in Management from Auburn University.



Joseph Sherer, 45

SENIOR VICE PRESIDENT OF SALES AND ACCOUNT MANAGEMENT OF KNIGHT

Mr. Sherer joined Knight in 2001. He has since served in multiple roles, most recently serving as our Senior Vice President of Sales and Account Management since February 2023. Previously, Mr. Sherer served as Senior Vice President of Logistics Operations from January 2021 to February 2023 and as Senior Vice President of Account Management & Customer Service from 2016 to January 2021. Mr. Sherer earned his Bachelor's Degree in Business Management from Arizona State University.



Joshua Smith, 48

CHIEF FINANCIAL OFFICER OF U.S. XPRESS

Mr. Smith has served as the Chief Financial Officer of U.S. Xpress since July 2023. Mr. Smith joined Swift Transportation in 2005 and served in various financial roles including his most recent role as Senior Vice President of Finance from October 2018. Mr. Smith earned his bachelor's degree in accounting from Southern Utah University and his Master's of Business Administration from the University of Utah. Mr. Smith is also a Certified Public Accountant.



Brad Stewart, 48

TREASURER OF KNIGHT-SWIFT AND SENIOR VICE PRESIDENT INVESTOR RELATIONS

Mr. Stewart joined Swift in 2003 and served in several roles, including as Director of Pricing from 2005 to 2008, Director of Financial Reporting from 2008 to 2011, as Vice President of Treasury and Risk Management from 2011 through September 2017 and as Senior Vice President of Finance beginning in September 2017. He served as Executive Vice President of Finance at Knight from March 2019 to February 2023 and currently serves as Senior Vice President Investor Relations at Knight-Swift since February 2023. Prior to joining Swift, Mr. Stewart served as a Senior Associate at PricewaterhouseCoopers. Mr. Stewart earned his Bachelor of Business Administration degree and a Bachelor of Arts in Mathematics from Abilene Christian University and is a Certified Public Accountant licensed in Arizona and Texas.



Reed Stultz, 43

SENIOR VICE PRESIDENT OF LOGISTICS OPERATIONS

Mr. Stultz has served as the Senior Vice President of Logistics Operations since February 2023. Prior to his current position, Mr. Stultz served as the Vice President of Logistics of Knight-Swift from October 2021 to February 2023 and Vice President of Strategic Accounts of Knight Logistics from October 2015 to October 2021. Mr. Stultz earned his Bachelor's degree in Supply Chain Management from Arizona State University.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement. Based on its review and discussions with management, the Compensation Committee recommended to the Board, and the Board approved, that the Compensation Discussion and Analysis be included in this proxy statement and in the Company's Annual Report to Stockholders for the fiscal year ended December 31, 2023.

This report is submitted by the Compensation Committee.

Roberta Roberts Shank - Chairperson
Kathryn Munro
Robert Synowicki, Jr.

The foregoing Compensation Committee Report does not constitute soliciting material and shall not be deemed filed or incorporated by reference to any Company filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent the Company specifically incorporates this report.

Executive Compensation

COMPENSATION DISCUSSION AND ANALYSIS

Knight-Swift Transportation Holdings Inc. is one of North America's largest and most diversified freight transportation companies, providing multiple full truckload, LTL, intermodal, and other complementary services. Our objective is to operate our business with industry-leading margins and continued organic growth and growth through acquisitions while providing safe, high-quality, cost-effective solutions for our customers. Knight-Swift uses a nationwide network of business units and terminals in the US and Mexico to serve customers throughout North America. In addition to operating one of the country's largest truckload fleets, Knight-Swift also contracts with third-party equipment providers to provide a broad range of transportation services to our customers while creating quality driving jobs for our driving associates and successful business opportunities for independent contractors.

2023 Company Financial Highlights

OPERATING PERFORMANCE

$7.1B	$6.3B	95.3%	93.1%
Total revenue	Revenue, excluding fuel surcharge revenue	Operating ratio	Adjusted operating ratio [1]

CAPITAL DEPLOYMENT

$1.2B	$383M	$182M	$91.1M
Operating cash flows	Free cash flow [1]	Lease liability paydowns	Dividends paid

1 See non-GAAP reconciliations beginning at page II-66 of this proxy statement.

Our 2023 compensation plan was based on a conservative pay policy with executive officer pay targeted to the market median and was designed to appropriately award our executive officers for these results and the stockholder value they created by directly linking pay and performance. The goals of our 2023 compensation program were to:

*   motivate pursuit of our business initiatives, emphasizing consolidated revenue growth to reward continued focus on growth of our diversified businesses with an emphasis on cost controls, with an ESG modifier to highlight the Company's commitment to ESG initiatives;

*   incentivize executives to continue to operate with industry-leading efficiency, with a total stockholder return ("TSR") modifier to provide incremental value creation relative to peers;

*   reinforce long-term value creation and encourage sustained earnings growth, which was accomplished through performance-based cash and equity awards, including the use of Adjusted EPS CAGR in our performance-based long-term incentives; and

*   retain an executive team that we were confident would continue to be the best team in the industry in maximizing stockholder value.

Our 2024 compensation design has a similar structure because the Compensation Committee believes the plan design:

*   is competitive with our peer group and primary competitors for talent, as we target overall compensation at the market median for our executives as a group, while allowing for exceptions based on experience and individual responsibilities and performance;

*   incentivizes diversification of revenue streams and profitable growth of our business, while emphasizing stringent cost controls and operating efficiencies;

- attracts and retains our talented executives that have produced industry-leading results, which encourages a smooth transition of leadership, such as the transition of leadership from Kevin Knight to Adam Miller at Swift during 2020, and from David Jackson to Adam Miller as CEO of the Company in 2024;

- provides stability through conservative but competitive base salary, which ensures reasonable base pay if targets are not met, mitigating the need for excessive risk-taking;

- aligns our executives' interests with our corporate strategies, our business objectives, and the long-term interests of our stockholders, with 60% of our long-term incentives comprised of performance-based awards;

- reinforces long-term value creation, our goal of out-performing our peers, and strong pay-for-performance alignment; and

- enhances our executives' focus on and incentive to take actions designed to increase our stock price and maximize stockholder value over time, without undue risk.

2024 Compensation Plan Highlights

✓ Conservative pay policy with named executive officer and director pay targeted to the market median
✓ Peer group designed to reflect companies we compete with for business and talent
✓ Direct link between pay and performance that emphasizes our business objectives and drives stockholder value creation, including emphasis on our strategic goals of improving profitability of U.S. Xpress and expanding our LTL network, as well as an ESG modifier built into our 2024 Cash Bonus Plan design
✓ Appropriate balance between short- and long-term compensation that appropriately focuses on both growth and return while discouraging short-term risk taking at the expense of long-term results
✓ Cap on short-term cash incentive to curtail behavior focused on short-term gain
✓ Independent compensation consultant retained by the Compensation Committee to advise on executive compensation matters
✓ Independent Compensation Committee
✓ Clawback policy
✓ Anti-Pledging and Hedging Policy limiting the pledging and hedging of the Company's securities by executives and Board members with no hardship exemption
✓ Vesting periods of less than twelve months prohibited for most awards under our Omnibus Plan
✓ No re-pricing or back-dating of stock options
✓ No dividends paid on unvested stock awards
✓ Robust key officer stock ownership and retention guidelines
✓ Omnibus Plan requires double trigger vesting upon change of control
✓ No tax gross-up payments

2023 Compensation

The following graphs illustrate the allocation of primary compensation elements for our CEO and our other named executive officers in 2023. The graphs reflect Messrs. David Jackson and Adam Miller's voluntary temporary reduction in base salary of approximately 20% each effective September 3, 2023 through December 30, 2023, in support of our initiatives to reduce costs in the third and fourth quarters of 2023. The temporary reductions in base salary did not affect any other items of compensation or modify any rights under outstanding compensation arrangements. At-risk compensation represents (i) target cash bonuses under our 2023 annual cash bonus plan, plus (ii) the value of performance-based restricted stock units, calculated by multiplying the number of shares subject to such awards by the grant date fair value computed in accordance with FASB ASC Topic 718, plus (iii) the value of time-vested restricted stock units, calculated by multiplying the number of shares subject to such awards by the closing price of our common stock on the grant date. We consider time-vested restricted stock units to be at-risk, given changes in stock price over the three-year vesting period combined with the required employment provisions. See "Summary Compensation Table", "Grants of Plan-Based Awards Table", and the footnotes thereto for additional detail.



2023 Target Total Direct Compensation (CEO)

At Risk: 84.4%

20.0% | 15.6%
25.2% | 39.1%

■ LTI - Performance ■ LTI - Time ■ STI ■ Base Salary



2023 Target Total Direct Compensation (Other NEOs)

At Risk: 78.4%

20.8% | 21.6%
22.6% | 35.0%

■ LTI - Performance ■ LTI - Time ■ STI ■ Base Salary

NAMED EXECUTIVE OFFICERS FOR 2023

The following individuals were our named executive officers for 2023:

Name	Position
David Jackson	Former President and CEO[1]
Adam Miller	CEO (Former CFO of Knight-Swift, President of Swift)[1]
Kevin Knight	Executive Chairman
Gary Knight	Vice Chairman
Todd Carlson	General Counsel and Secretary

1 In February 2024, Mr. Miller was promoted to CEO, and Mr. Jackson stepped down as President and CEO.

OVERVIEW AND PHILOSOPHY OF COMPENSATION

Our Compensation Committee is responsible for:

•   reviewing and approving corporate goals and objectives relevant to the compensation of our CEO;

•   evaluating the performance of our CEO in light of those goals and objectives; and

•   determining and approving the compensation level of our CEO based upon that evaluation.

The Compensation Committee is also responsible for reviewing annually the compensation of our other executive officers and determining whether that compensation is reasonable under existing circumstances. In making these determinations, the Compensation Committee seeks to ensure that the compensation of our executive officers aligns their interests with the interests of our stockholders and the Company. The Compensation Committee reviews and approves all forms of incentive compensation granted to our executive officers, including cash bonuses, stock option grants, stock grants, restricted stock unit ("RSU") grants, performance-based restricted stock unit ("PRSU") grants, and other forms of incentive compensation.

The compensation of our CEO and Mr. Knight reflects the importance of their coordinated approach to overall leadership and their joint success in creating long-term value for our stockholders. We align their compensation to motivate and reward continued collaboration and transition. The Compensation Committee has identified the need to compensate Mr. Kevin Knight for his valuable strategic oversight, particularly as the Company further diversifies its revenue streams and service offerings and continues to augment and develop its executive team resources. Mr. Kevin Knight's base salary has not increased since 2018, and was voluntarily decreased in November 2022.

The Compensation Committee considers the advice and recommendations of Pearl Meyer, an independent compensation consultant retained directly by the Compensation Committee. Pearl Meyer provides analysis and recommendations regarding market pay data and competitive-position benchmarking, peer group development, performance measures and goals, program structure, incentive and equity plan design, and the regulatory environment and Company policies as they relate to executive compensation. Pearl Meyer also reviews compensation goals and priorities with our CEO, our Executive Chairman, and our CFO as part of providing advice and recommendations for the Compensation Committee.

Pearl Meyer reviewed our 2023 compensation plan design and performed benchmarking analysis, and found that our overall total direct compensation for our named executive officers as a group was at the competitive median. See "Benchmarking Compensation" for additional information.

The Compensation Committee also considers the results of our annual advisory vote, which has historically indicated strong support for the compensation of our named executive officers. Most recently, 94.2% of votes cast on the advisory vote at the 2023 Annual Meeting voted in favor of our executive compensation program. We also encourage our stockholders to provide feedback directly to the Board and the Compensation Committee on our executive compensation program. The Compensation Committee considers the results of the most recent advisory vote on executive compensation, the history of strong stockholder support in previous advisory votes on executive compensation, and any feedback from stockholders while reviewing our executive compensation program, and the Compensation Committee will continue to consider the results of advisory votes and stockholder feedback on executive compensation when making future compensation decisions.

ELEMENTS OF 2023 EXECUTIVE COMPENSATION

Our compensation program for 2023 includes the following components:

Element	Form	Time Horizon	Primary Objectives and Link to Value Creation
Base Salary	Cash	Annual	Attract and retain our named executive officers with fixed cash compensation to provide stability that allows our named executive officers to focus their attention on business objectives and ensures reasonable base pay if targets are not met to discourage excessive risk-taking
Annual Cash Bonus	Cash	Annual	Focus and motivate our named executive officers to achieve annual corporate financial and operating goals (including our ESG goals, with an ESG modifier built into our annual cash bonus plan) with opportunity for upside based on exceptional performance, but with payout capped to curtail behavior focused on short-term gain
Performance-Based Long-Term Incentives	PRSUs	Three-year performance period	Focus and motivate our named executive officers to achieve long-term corporate financial and operating goals and superior stockholder returns relative to our peer group Total stockholder return modifier provides direct focus on incremental value creation and relative performance metrics reinforce our objective of out-performing our peers New awards are granted annually to mitigate the risk of focusing on one specific time period Three-year vesting and performance periods align with market best practice, encourage retention, and reinforce long-term value creation PRSUs comprise 60% of our long-term incentives
Time-Based Long-Term Incentives	RSUs	Ratable three-year vesting	Encourage retention of our named executive officers and promote stability among senior management as we transition to the next generation of leadership Time-vested RSUs comprise 40% of our long-term incentives
Other Compensation	Other Benefits	N/A	Limited personal benefits such as 401(k) and vehicle allowance

Each element of compensation for 2023 is discussed below.

BASE SALARY

During 2023, our named executive officers' base salaries were as follows:

Name	Base Salary
David Jackson[1][2]	$925,000
Adam Miller[1][2]	$825,000
Kevin Knight	$850,000
Gary Knight	$450,000
Todd Carlson	$525,000

1 In support of our initiatives to reduce costs in the third and fourth quarters of 2023, Messrs. Jackson and Miller elected to voluntarily reduce their base salaries by approximately 20% each, effective September 3, 2023 through December 30, 2023. The temporary reduction in base salary did not affect any other items of compensation and did not modify rights under outstanding compensation arrangements.

2 In February 2024, Mr. Miller was promoted to CEO, and Mr. Jackson stepped down as President and CEO.

3 In November 2022, Mr. Kevin Knight voluntarily reduced his salary from $950,000 to $850,000. The voluntary reduction in base salary does not affect any other items of compensation and does not modify rights under outstanding compensation arrangements.

ANNUAL CASH BONUS

In February 2023, the Compensation Committee approved our cash bonus plan for 2023 (the "2023 Cash Bonus Plan") pursuant to our Second Amended and Restated 2014 Omnibus Incentive Plan (the "Omnibus Plan"). Under the 2023 Cash Bonus Plan, certain of our employees, including our named executive officers, were eligible to earn incremental cash bonuses upon satisfaction of 2023 performance targets related to adjusted operating income growth and consolidated revenue growth excluding Trucking fuel surcharge. The Compensation Committee believes including consolidated revenue growth in both the short-term and long-term performance incentive metrics reinforces our continued emphasis on revenue growth and rewards continued focus on diversification of revenue streams. In addition, in light of our commitment to our ESG initiatives, payout under the 2023 Cash Bonus Plan could be adjusted between -10% and +10% based on the Company's scores provided by several ESG rating indices, including but not limited to MSCI, Sustainalytics, CDP, EcoVadis, and S&P Global.

The Compensation Committee established a target bonus potential, expressed as a percentage of year-end annualized base salary, for each of our named executive officers in 2023:

Name	Target Bonus Potential
David Jackson	120%
Adam Miller	100%
Kevin Knight	100%
Gary Knight	75%
Todd Carlson	75%

With input from Pearl Meyer, the 2023 performance targets were reviewed and approved by the Compensation Committee.

2023 CASH BONUS PAYOUT AND PERFORMANCE TARGET RANGE

The payout ranges and related 2023 performance targets under the 2023 Cash Bonus Program are summarized below:

		Consolidated Revenue Growth (excluding Trucking Fuel Surcharge) [2][3]					
		<-7.0%	>-7.0% - -4.5%	>-4.5% - -2.0%	>-2.0% - 0.5%	>0.5% - 3.0%	>3.0%
Adjusted Operating Income Growth [1][2]	<-25.0%	0%	0%	0%	0%	0%	0%
	>-25.0% - -23.0%	0%	20%	40%	60%	80%	100%
	>-23.0% - -21.0%	0%	40%	60%	80%	100%	120%
	>-21.0% - -19.0%	0%	60%	80%	100%	120%	140%
	>-19.0% - -17.0%	0%	80%	100%	120%	140%	160%
	>-17.0% - -15.0%	0%	100%	120%	140%	160%	180%
	>-15.0%	0%	120%	140%	160%	180%	200%

1   Adjusted operating income is defined as consolidated total revenue, net of truckload and LTL fuel surcharge, less consolidated total adjusted operating expenses, net of truckload and LTL fuel surcharge. Adjusted operating income growth is calculated by taking 2023 adjusted operating income less 2022 adjusted operating income, divided by 2022 adjusted operating income.

2   Both the adjusted operating income growth and consolidated revenue growth targets could be adjusted by the Compensation Committee to omit the effects of extraordinary items, acquisitions or dispositions, unusual, one-time or non-recurring items, amortization of intangibles, cumulative effects of changes in accounting principles, and similar items or transactions.

3   Consolidated revenue growth is calculated by taking the total of 2023 consolidated revenue less 2023 trucking fuel surcharge, less 2022 consolidated revenue less 2022 trucking fuel surcharge, divided by 2022 consolidated revenue less 2022 trucking fuel surcharge. Trucking fuel surcharge is calculated as the sum of the applicable amount across each of the following of our operating segments: Knight Trucking, Swift Truckload, Swift Dedicated, Swift Refrigerated, AAA Cooper, MME (or, if the segments are reorganized, increased or decreased, any segment that provides truckload or LTL services).

The Compensation Committee viewed the 2023 performance targets as reflecting a range of performance that was challenging yet reasonable, with the upper end of the range reflecting a significant accomplishment. Each year, the Compensation Committee reviews and adjusts one or more of the performance targets to set goals that are achievable yet uncertain, and that the Compensation Committee believes will motivate our senior management team to continue to improve operating performance and create value for our stockholders.

In January 2024, the Compensation Committee assessed performance under the 2023 Cash Bonus Program and determined that the adjusted operating income growth and consolidated revenue growth targets were not met, and accordingly, no payouts were made to our named executive officers under our 2023 Cash Bonus Program.

LONG-TERM INCENTIVES

In December 2023, the Compensation Committee approved the following grants of PRSUs and RSUs to the named executive officers under the Omnibus Plan:

Name	Target Performance-Based Long-Term Incentives (60% of Grant)		Target Time-Based Long-Term Incentives (40% of Grant)		Total Target Long-Term Incentives (in Dollars) [1]
	No. of PRSUs	Target (in Dollars) [1]	No. of RSUs	Target (in Dollars) [1]	
David Jackson	36,331	$2,100,000	24,221	$1,400,000	$3,500,000
Adam Miller	25,951	$1,500,000	17,301	$1,000,000	$2,500,000
Kevin Knight	28,027	$1,620,000	18,685	$1,080,000	$2,700,000
Gary Knight	8,304	$480,000	5,536	$320,000	$800,000
Todd Carlson	8,304	$480,000	5,536	$320,000	$800,000

1   The number of PRSUs and RSUs granted was determined by taking the applicable target (in dollars) divided by the closing price of our common stock on the grant date ($57.80). Please refer to the Summary Compensation Table and the Grants of Plan Based Awards table below for details regarding the fair value of these awards calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718").

The PRSUs have a three-year performance period commencing January 1, 2024, and ending December 31, 2026. The performance targets for one-third of the PRSUs relate to attaining defined targets, where one-half relate to the compound annual growth rate in adjusted earnings per share ("Adjusted EPS CAGR") and the other one-half relate to compound annual growth rate in consolidated revenue (excluding truckload and LTL fuel surcharge) CAGR (the "Company Performance PRSUs"). The Compensation Committee believes that the Adjusted EPS CAGR goal creates a focus on sustained growth, and that the use of consolidated revenue CAGR emphasizes our continued focus on diversification of revenue streams, particularly with the Company's entry into the LTL market in 2021 and subsequent focus on expansion of our LTL network.

The performance targets for the other two-thirds of the PRSUs relate to relative performance targets, where one-half relate to the ranking of the Company's total revenue growth and the other one-half relate to the Company's return on net tangible assets compared to a relative peer group of public truckload carriers selected by the Compensation Committee (the "Relative Performance PRSUs"). The peer group for the Relative Performance PRSUs consists of the following public truckload carriers (collectively, the "Performance Peer Group"):

Covenant Logistics Group, Inc.	Heartland Express, Inc.
Marten Transport, Ltd.	Schneider National, Inc.
Werner Enterprises, Inc.	

The Compensation Committee views the Performance Peer Group of truckload carriers as an appropriate peer group for the Relative Performance PRSUs given the more asset-intensive nature of the Performance Peer Group's businesses. The Compensation Committee believes the Relative Performance PRSUs reinforce the Company's objective of out-performing its peers. With input from Pearl Meyer, the PRSU performance targets were reviewed and approved by the Compensation Committee. The PRSU performance targets do not reflect any opinion or projection of management concerning Adjusted EPS CAGR, revenue, return on net tangible assets, or other performance expectations for the performance period.

2023 PRSU PAYOUT AND PERFORMANCE RANGE

The payout range and related performance goals for the Company Performance PRSUs are summarized below:

Adjusted EPS CAGR

Growth Percentage	Payout % of Target
<10.0%	0%
>10.0% - 15.0%	33%
>15.0% - 20.0%	67%
>20.0% - 25.0%	100%
>25.0% - 30.0%	133%
>30.0% - 35.0%	167%
>35.0%	200%

Consolidated Revenue Growth (excluding Truckload and LTL Fuel Surcharge) CAGR

Growth Percentage	Payout % of Target
< 5.0%	0%
>5.0% - 6.5%	33%
>6.5% - 8.0%	67%
>8.0% - 9.5%	100%
>9.5% - 11.0%	133%
>11.0% - 12.5%	167%
>12.5%	200%

The payout range and related performance goals for the Relative Performance PRSUs are summarized below.

Return on Net Tangible Assets

Rank Verus Peers	Payout % of Target
6	0%
5	40%
4	80%
3	120%
2	160%
1	200%

Total Revenue Growth

Rank Verus Peers	Payout % of Target
6	0%
5	40%
4	80%
3	120%
2	160%
1	200%

The number of PRSUs earned will be increased or decreased based on our compound annual total stockholder return ("TSR") relative to the Benchmarking Peer Group (as defined below) over the performance period, as set forth below:

Relative TSR Percentile Rank

	<35th	>35th to 40th	>40th to 45th	>45th to 50th	>50th to 55th	>60th to 65th	>65th
Award Leverage	-25%	-15%	-10%	0%	10%	15%	25%

The TSR for the Company and for any peer will be determined by the annual compound growth rate between the average stock price of each company in the Benchmarking Peer Group for the 60 trading days on and following the grant date, and the average stock price of each company in the Benchmarking Peer Group for the final 60 trading days of the performance period, with dividends reinvested at the closing stock price of the applicable stock on the date the dividend is declared. The Compensation Committee believes the TSR modifier provides direct focus on incremental value creation. An independent third party verifies the TSR at the end of the performance period.

The actual number of restricted shares earned pursuant to this grant of PRSUs will be determined following the conclusion of the performance period based upon actual performance relative to the performance targets, and any earned restricted shares will vest on January 31, 2027.

The time-based RSUs vest in three installments as follows: 33% on January 31, 2025, 33% on January 31, 2026, and 34% on January 31, 2027. In determining to grant time-based equity awards, the Compensation Committee considered, among other things, the important role of RSUs in encouraging long-term retention of an executive team that is managing one of North America's largest and most diversified transportation companies and overseeing the diversification of our service offerings to include LTL and the buildout of our LTL network, reducing our seasonality and cyclicality, densifying our truckload network, and decreasing our asset intensity.

2020 PRSU VESTING

In November 2020, Messrs. Jackson, Miller, Kevin Knight, Gary Knight, and Carlson were granted 23,613, 13,078, 21,797, 5,812, and 4,359 PRSUs, respectively (the "2020 Target Performance PRSUs"). The 2020 Target Performance PRSUs were subject to vesting upon achievement of certain levels of Adjusted EPS CAGR and Adjusted Trucking Operating Ratio during a performance period starting on January 1, 2021 and ending on December 31, 2023, as follows:

		Adjusted Trucking Operating Ratio					
Adjusted EPS CAGR		>94.0%	<94.0-92.0%	<92.0-90.0%	<90.0-88.0%	<88.0-86.0%	<86.0%
	<-4.0%	0%	0%	0%	0%	0%	0%
	>-4.0 - -1.5%	0%	20%	40%	60%	80%	100%
	>-1.5 - 1.0%	0%	40%	60%	80%	100%	120%
	>1.0 - 3.5%	0%	60%	80%	100%	120%	140%
	>3.5 - 6.0%	0%	80%	100%	120%	140%	160%
	>6.0 - 8.5%	0%	100%	120%	140%	160%	180%
	>8.5%	0%	120%	140%	160%	180%	200%

In November 2020, Messrs. Jackson, Miller, Kevin Knight, Gary Knight, and Carlson were also granted 23,613, 13,078, 21,797, 5,812, and 4,359 PRSUs, respectively (the "2020 Relative Performance PRSUs"). The 2020 Relative Performance PRSUs were subject to vesting upon the Company's ranking of Return on Net Tangible Assets and Total Revenue Growth CAGR compared to the relative performance peer group during a performance period starting on January 1, 2021 and ending on December 31, 2023, as follows:

		Total Revenue Growth %							
Return on Net Tangible Assets		8	7	6	5	4	3	2	1
	8	0%	0%	0%	0%	10%	20%	35%	50%
	7	0%	0%	0%	10%	20%	30%	45%	60%
	6	0%	0%	0%	25%	35%	50%	60%	75%
	5	0%	25%	35%	45%	55%	70%	85%	100%
	4	25%	40%	55%	70%	85%	100%	110%	125%
	3	40%	55%	70%	85%	100%	115%	130%	150%
	2	60%	70%	80%	100%	115%	130%	150%	175%
	1	75%	85%	95%	110%	125%	150%	175%	200%

The number of 2020 Target Performance PRSUs and 2020 Relative Performance PRSUs earned would be increased or decreased based on our compound annual TSR relative to the Benchmarking Peer Group (as defined below) over the performance period, as set forth below:

	Relative TSR Percentile Rank						
	<40th	40th to 45th	>40th to 50th	>50th to 60th	>60th to 65th	>65th to 75th	>75th
Award Leverage	-25%	-15%	-10%	0%	10%	15%	25%

With respect to the 2020 Target Performance PRSUs, the Compensation Committee determined that (i) the Adjusted EPS CAGR was (14.3)%, (ii) the Adjusted Trucking Operating Ratio was 83.7%, and (iii) the Company's TSR was 27.3%, positioning the Company between the 40th and 45th percentile of the peer group, as verified by an independent third party. Accordingly, none of the 2020 Target Performance PRSUs vested.

With respect to the 2020 Relative Performance PRSUs, on January 31, 2024, the 2020 Relative Performance PRSUs vested, giving Messrs. Jackson, Miller, Kevin Knight, Gary Knight, and Carlson the right to receive shares of our common stock at the performance level determined by the Compensation Committee. In March 2024, the Compensation

Committee determined that (i) the Company's Return on Net Tangible Assets ranking was second, (ii) the Company's CAGR Total Revenue Growth ranking was second, and (iii) the Company's TSR was 27.3%, positioning the Company between the 40th and 45th percentile of the peer group, as verified by an independent third party. Accordingly, in March 2024, 127.5% of the 2020 Relative Performance PRSUs were issued, resulting in Messrs. Jackson, Miller, Kevin Knight, Gary Knight, and Carlson receiving 30,107, 16,674, 27,791, 7,410, and 5,558 shares, respectively.

COMPENSATION DECISIONS FOR 2024

In February 2024, the Compensation Committee approved our cash bonus plan for 2024 (the "2024 Cash Bonus Plan") pursuant to our Omnibus Plan. Under the 2024 Cash Bonus Plan, certain of our employees, including our named executive officers, are eligible to earn incremental cash bonuses upon satisfaction of 2024 performance targets related to adjusted operating income growth, consolidated revenue growth, improvement in the profitability of U.S. Xpress, and expansion of our LTL network. In addition, the 2024 Cash Bonus Plan contains an ESG modifier, pursuant to which payout under the 2024 Cash Bonus Plan may be adjusted between -10% and +10% based on the Company's scores provided by several ESG rating indices, including but not limited to MSCI, Sustainalytics, CDP, EcoVadis, and S&P Global. In light of our commitment to our ESG initiatives, the Compensation Committee determined it was appropriate to include the ESG modifier as a compensation items. Each named executive officer's target bonus potential for 2024, expressed as a percentage of base salary, is set forth below:

Name	Target Bonus Potential
Adam Miller	110%
Kevin Knight	100%
Gary Knight	75%
Todd Carlson	75%

In March 2024, in light of Mr. Miller's appointment as CEO in February 2024, the Compensation Committee, in consultation with Pearl Meyer, approved the following: (i) an increase in base salary from $825,000 to $900,000 and (ii) an increase in target bonus potential under our 2024 Cash Bonus Plan from 100% to 110% of base salary.

In March 2024, in light of Mr. Andrew Hess's appointment as CFO in February 2024, the Compensation Committee, in consultation with Pearl Meyer, approved the following: (i) a base salary of $425,000, (ii) a target bonus potential under our 2024 Cash Bonus Plan of 75% of base salary, (iii) a grant of 5,130 RSUs, vesting as follows: 33% on January 31, 2025; 33% on January 31, 2026; and 34% on January 31, 2027, and (iv) a grant of 7,695 PRSUs, vesting in accordance with the metrics set forth above under 2023 PRSU Payout and Performance Range.

BENCHMARKING COMPENSATION

The Compensation Committee uses a peer group of companies (the "Benchmarking Peer Group") to assess whether our compensation programs are competitive in structure and amount. Our executive compensation is not determined by any formula or ranking within the Benchmarking Peer Group. However, as previously noted, our total stockholder return compared to the total stockholder return of a separate but similar Performance Peer Group does affect the payout percentage and vesting under our PRSUs.

The Compensation Committee, with the advice of Pearl Meyer, considers several criteria to determine our Benchmarking Peer Group from time to time, such as whether companies (i) are in the same or similar lines of business, (ii) compete for the same customers with similar products and services, (iii) have comparable financial characteristics that investors view similarly, (iv) consider us a peer, (v) would be considered our peer by proxy advisory services, (vi) compete with us for talent, and (vii) are within a reasonable range in terms of percentile rank with the Company in key financial metrics, such as revenue, total assets, asset intensity, and market capitalization.

Our Benchmarking Peer Group for 2023 was as follows:

ArcBest Corp	Old Dominion Freight Line, Inc.
C.H. Robinson Worldwide, Inc.	Ryder System, Inc.
Forward Air Corporation	Saia, Inc.
Heartland Express, Inc.	Schneider National, Inc.
Hub Group, Inc.	Werner Enterprises, Inc.
J.B. Hunt Transport Services, Inc.	XPO Logistics, Inc.
Landstar System, Inc.	Expeditor's International of Washington Inc
GXO Logistics, Inc.	

Based on publicly available data for 2023, the Company is positioned relative to the Benchmarking Peer Group as follows: at approximately the 61st percentile in total revenue, the 54th percentile in total return on assets, and the 62nd percentile in market capitalization, and its total direct compensation for its executive officers as a group is at the competitive median. The Company's larger size relative to the peer median results is due to the fact that finding companies of comparable size with a similar business is challenging given the Company's position as one of the country's largest and most diversified freight transportation companies. During 2024, the Compensation Committee, with the assistance of Pearl Meyer, will review the Benchmarking Peer Group again for continued relevancy.

RISK CONSIDERATIONS REGARDING COMPENSATION

We believe that the structure of our executive compensation program provides an appropriate mix of cash, equity, and other compensation, with our program sufficiently weighted toward incentive compensation to appropriately link pay with performance. Each element of compensation has been designed and is administered in a manner intended to minimize potential risks to the Company:

- base salary is targeted at the competitive median (taking into account experience and individual responsibilities and performance) and designed to ensure a reasonable base pay in the event incentive targets are not met to discourage excessive risk-taking;

- our incentive compensation is comprised of 60% performance-based long-term incentives to align the interests of our executive officers and stockholders by focusing on long-term, sustained value creation, with three-year vesting consistent with market practice and supporting a long-term orientation, as well as a new long-term incentive cycle commencing annually to avoid focusing on one particular time period; and

- our short-term incentive compensation program is designed with metrics that are aligned with our operating strategy, with payout capped to discourage behavior oriented toward short-term gain.

We believe that our executive compensation program aligns the interests of named executive officers with those of the Company's stockholders. Moreover, we have determined that any risks arising from the Company's compensation policies and practices for all of its employees are not reasonably likely to have a material adverse effect on the Company.

STOCK OWNERSHIP AND RETENTION POLICY

Our Stock Ownership and Retention Policy requires our key officers, as designated under the policy, to meet certain minimum stock ownership requirements. Currently, our named executive officers have the following ownership requirements under the Stock Ownership and Retention Policy:

Name	Executive Retention Amount
Adam Miller	5x Base Salary
Kevin Knight	5x Base Salary
Gary Knight	3x Base Salary
Todd Carlson	2x Base Salary

Our CFO has an ownership requirement of three times base salary. Our Stock Ownership and Retention Policy also requires key officers, including our named executive officers, to retain at least 50% of certain shares for two years after the date they are earned, as more fully described under the heading "The Board of Directors and Corporate Governance – Stock Ownership and Retention Policy." All of our named executive officers are currently in compliance with the Stock Ownership and Retention Policy.

ANTI-PLEDGING AND HEDGING POLICY

Our Anti-Pledging and Hedging Policy limits the pledging and hedging of the Company's securities by executives and Board members, including our named executive officers. The Anti-Pledging and Hedging Policy permits Kevin Knight and Gary Knight to continue certain existing pledging and hedging transactions, with the number of shares subject to such transactions reduced by 50% in 2020, in accordance with the Anti-Pledging and Hedging Policy. The Anti-Pledging and Hedging Policy does not have a hardship exemption. The Anti-Pledging and Hedging Policy is more fully described under the heading "The Board of Directors and Corporate Governance – Anti-Pledging and Hedging Policy."

CLAWBACK POLICY

Pursuant to our Amended and Restated Clawback Policy (the "Clawback Policy"), adopted pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Securities Exchange Commission Rule 10D-1 (240 CFR 10D-1), and Section 303A.14 of the New York Stock Exchange, in the event of a material financial restatement, we require that an employee covered by the policy, including our named executive officers, principal accounting officer, any vice president in charge of a principal business unit, division, or function, and any officer who performs any significant policy-making function for the Company, reimburse us for any incentive-based compensation awarded or granted to or earned or vested by such employee at any time during the performance period relating to the applicable incentive-based compensation, if the board concludes, or reasonably should have concluded, or a court, regulator, or legally authorized person directs the Company to correct such material financial restatement. The amount of the reimbursement is the amount by which the incentive compensation award for the relevant period exceeded the incentive compensation award that would have been awarded, if any, had the award been determined based on the accounting restatement. The Clawback Policy has a three-year look-back period.

Summary Compensation Table

The following table summarizes the compensation earned by our named executive officers in the fiscal years noted.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)[1]	All Other Compensation ($)[2]	Total ($)
David Jackson Former President and CEO[5]	2023	868,077	—	3,570,388[3]	0	18,985	4,457,450
	2022	925,000	—	3,588,933	1,831,500	19,769	6,365,202
	2021	883,665	—	3,532,322	1,850,000	15,285	6,281,262
Adam Miller CEO (Former CFO of Knight-Swift, President of Swift)[5]	2023	774,231	—	2,550,311[3]	0	18,432	3,342,974
	2022	803,365	—	2,563,484	1,388,475	20,182	4,775,506
	2021	758,654	—	2,523,070	1,360,000	18,677	4,660,401
Kevin Knight Executive Chairman	2023	850,000	—	2,754,326[3]	0	25,860	3,630,186
	2022	936,538	—	2,768,676	1,881,000	237,398	5,823,612
	2021	950,000	—	3,027,756	1,900,000	276,192	6,153,948
Gary Knight Vice Chairman	2023	450,000	—	816,062[3]	0	21,684	1,287,746
	2022	450,000	—	820,256	668,250	20,934	1,959,440
	2021	450,000	—	807,281	675,000	20,484	1,952,765
Todd Carlson General Counsel and Secretary	2023	525,000	100,000[4]	816,062[3]	0	19,773	1,460,835
	2022	503,365	—	820,256	675,675	17,510	2,016,806
	2021	458,654	70,000	756,909	650,000	16,710	1,952,273

1   The amounts represent the amount earned in such year under our short-term cash incentive plan, notwithstanding the year in which it was paid. See "Compensation Discussion and Analysis – Annual Cash Bonus" for further information.

2   Refer to the All Other Compensation table for more detailed information about compensation reported in this column.

3   These amounts represent the aggregate grant date fair value of time-vested RSUs and PRSUs granted on December 15, 2023. Messrs. Jackson, Miller, Kevin Knight, Gary Knight, and Carlson received 24,221, 17,301, 18,685, 5,536, and 5,536 time-vested RSUs and 36,331, 25,951, 28,027, 8,304, and 8,304 PRSUs, respectively. The fair value of the RSUs was computed in accordance with FASB ASC Topic 718, which was $57.80 per share, the closing price of our common stock on the grant date. The fair value of the PRSUs was computed in accordance with FASB ASC Topic 718, which was $59.74 per share. The amounts for the PRSUs reflect our accounting expense to be recognized over the vesting period of the PRSUs awarded, and do not necessarily correspond to the actual value that will be recognized by the named executive officers. The number of shares ultimately issued pursuant to the PRSUs granted in 2023 varies depending upon the satisfaction of performance conditions and stockholder return conditions relative to our peer group identified in the grant. The $59.74 per share grant date fair value reflects the probable outcome of the stockholder return conditions pursuant to the Monte Carlo Simulation Valuation model. The stated grant date fair value for the PRSUs further assumes that the performance conditions will be achieved at the target level. Assuming both the performance conditions and stockholder return conditions are achieved at the highest level, and using a per share grant date fair value equal to the closing price of our common stock on the grant date $57.80, the grant date fair value of the PRSUs would be $5,249,830, $3,749,920, $4,049,902, $1,199,928, and $1,199,928 for Messrs. Jackson, Miller, Kevin Knight, Gary Knight, and Carlson, respectively. It would not be appropriate to use the $59.74 per share grant date fair value for purposes of this assumed maximum achievement of the PRSUs granted in 2023 because the $59.74 per share grant date fair value already accounts for the probable outcome of the stockholder return conditions under the Monte Carlo Simulation Valuation model. For additional information on the valuation assumptions with respect to the grants, refer to Note 21, Stock-based Compensation, of our consolidated financial statements as provided in our Form 10-K for the year ended December 31, 2023, as filed with the SEC.

4   Represents a one-time cash bonus in recognition of his work on closing our acquisition of U.S. Xpress during 2023.

5   In February 2024, Mr. Miller was promoted to CEO, and Mr. Jackson stepped down as President and CEO. Mr. Miller served as CFO for all of 2023.

All Other Compensation Table

Name	Year	Perquisites and Other Personal Benefits ($) [1]	Contributions to 401(k) Plan ($) [2]	Total ($)
David Jackson	2023	16,085[3]	2,900	18,985
Adam Miller	2023	8,532[4]	9,900	18,432
Kevin Knight	2023	17,160[4]	8,700	25,860
Gary Knight	2023	11,784[4]	9,900	21,684
Todd Carlson	2023	11,073[5]	8,700	19,773

1 This column represents the total amount of perquisites and other personal benefits provided to the named executive officer. Each perquisite and personal benefit is valued on the basis of the aggregate incremental cost to the Company.

2 Represents matching 401(k) plan contributions.

3 Represents $12,000 in respect of vehicle allowance and $4,085 in respect of incidental personal use of the Company aircraft by Mr. Jackson and his family.

4 Represents vehicle allowance.

5 Represents $8,010 in respect of vehicle allowance and $3,063 in respect of incidental personal use of the Company aircraft by Mr. Carlson and his family.

Grants of Plan-Based Awards

The following table provides estimated information about non-equity and equity plan-based awards that were granted to the named executive officers in 2023.

Name	Grant Date	Award Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards [2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#) [3]	Grant Date Fair Value of Stock and Option Awards ($)
David Jackson	—	—	199,800[6]	0[6]	2,442,000[6]	—	—	—	—	—
	3	12/12/2023	—	—	—	1,499	36,331	90,828	—	2,170,414[4]
	3	12/12/2023	—	—	—	—	—	—	24,221	1,399,974[5]
Adam Miller	—	—	148,500[6]	825,000[6]	1,815,000[6]	—	—	—	—	—
	3	12/12/2023	—	—	—	1,070	25,951	64,878	—	1,550,313[4]
	3	12/12/2023	—	—	—	—	—	—	17,301	999,998[5]
Kevin Knight	—	—	171,000[6]	950,000[6]	2,090,000[6]	—	—	—	—	—
	3	12/12/2023	—	—	—	1,156	28,027	70,068	—	1,674,333[4]
	3	12/12/2023	—	—	—	—	—	—	18,685	1,079,993[5]
Gary Knight	—	—	60,750	337,500	742,500	—	—	—	—	—
	3	12/12/2023	—	—	—	343	8,304	20,760	—	496,081[4]
	3	12/12/2023	—	—	—	—	—	—	5,536	319,981[5]
Todd Carlson	—	—	70,875	393,750	866,250	—	—	—	—	—
	3	12/12/2023	—	—	—	343	8,304	20,760	—	496,081[4]
	3	12/12/2023	—	—	—	—	—	—	5,536	319,981[5]

1 Represents the range of potential cash payments under the annual performance bonuses that Messrs. Jackson, Miller, Kevin Knight, Gary Knight, and Carlson could have earned under the 2023 Cash Bonus Plan, as described under the heading "Compensation Discussion and Analysis – Annual Cash Bonus." For awards under the 2023 Cash Bonus Plan, (i) Messrs. Jackson, Miller, Kevin Knight, Gary Knight, and Carlson had bonus potentials of 120%, 100%, 100%, 75%, and 75% of year-end annualized base salary, respectively, (ii) threshold was set at 18% of the bonus potential, (iii) target was set at 100% of the bonus potential, and (iv) maximum was set at 220% of the bonus potential. Based on 2023 performance, Messrs. Jackson, Miller, Kevin Knight, Gary Knight, and Carlson did not earn a cash bonus under the 2023 Cash Bonus Plan.

2 These columns represent the potential shares issuable in connection with 2023 PRSUs for each of Messrs. Jackson, Miller, Kevin Knight, Gary Knight, and Carlson under the Omnibus Plan, for which target awards were approved by the Compensation Committee on December 12, 2023, as described under the heading "Compensation Discussion and Analysis – Long-Term Incentives." The threshold was set at approximately 4.13% of target and maximum was set at 250% of target. The PRSUs were granted at target and will not be earned, and the actual number of PRSUs finally earned will not be finally determined, until the expiration of the three-year performance period on December 31, 2026. The number of shares ultimately earned will vest on January 31, 2027, subject to certain conditions set forth in the grant agreement.

3 Represents an award of RSUs under the Omnibus Plan. The RSUs vest in three installments as follows: 33% on January 31, 2025; 33% on January 31, 2026; and 34% on January 31, 2027.

4 The amount disclosed represents the aggregate grant date fair value of the PRSUs granted in 2023 computed in accordance with FASB ASC Topic 718, which was $59.74 per share. These amounts reflect our accounting expense to be recognized over the vesting period of the PRSUs granted in 2023, and do not necessarily correspond to the actual value that will be recognized by the named executive officer. The number of shares ultimately issued pursuant to the PRSUs varies depending upon the satisfaction of performance conditions and stockholder return conditions relative to our peer group identified in the grant. The $59.74 per share grant date fair value reflects the probable outcome of the stockholder return conditions pursuant to the Monte Carlo Simulation Valuation model. The stated grant date fair value for the PRSUs further assumes that the performance conditions will be achieved at the target level. For additional information on the valuation assumptions with respect to the grants, refer to Note 21, Stock-based Compensation, of our consolidated financial statements as provided in our Form 10-K for the year ended December 31, 2023, as filed with the SEC.

5 The grant date fair value of the RSUs was computed in accordance with FASB ASC Topic 718, which was $57.80 per share, the closing price of our common stock on the grant date. Dividends accrue on the unvested RSUs and are paid in cash when and if the underlying award vests.

6 Potential cash payments under the 2023 Cash Bonus Plan for each of Messrs. Jackson and Miller are based on his respective salary prior to the voluntary reductions that took place in September 2023. The potential cash payment for Mr. Kevin Knight is based on his salary prior to the voluntary reduction from $950,000 to $850,000 that took place in November 2022.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the current equity holdings for each of the named executive officers. This table includes unvested RSUs and PRSUs as of December 31, 2023. Each equity grant is shown separately for each named executive officer.

	Stock Awards					
Name	Stock Award Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) [1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [1]
David Jackson	11/30/2020	10,705[2]	617,143	—	—
	11/30/2020	30,107[3]	1,735,669	—	—
	12/06/2021	15,731[4]	906,892	—	—
	12/06/2021	—	—	35,216[5]	2,030,202
	11/30/2022	25,257[6]	1,456,066	—	—
	11/30/2022	—	—	37,884[7]	2,184,013
	12/15/2023	24,221[8]	1,396,341	—	—
	12/15/2023	—	—	1,499[9]	86,417
Adam Miller	11/30/2020	5,929[2]	341,807	—	—
	11/30/2020	16,674[3]	961,256	—	—
	12/06/2021	11,236[4]	647,755	—	—
	12/06/2021	—	—	25,154[5]	1,450,128
	11/30/2022	18,040[6]	1,040,006	—	—
	11/30/2022	—	—	27,060[7]	1,560,009
	12/15/2023	17,301[8]	997,403	—	—
	12/15/2023	—	—	1,070[9]	61,686
Kevin Knight	11/30/2020	9,882[2]	569,697	—	—
	11/30/2020	27,791[3]	1,602,151	—	—
	12/06/2021	13,484[4]	777,353	—	—
	12/06/2021	—	—	30,186[5]	1,740,223
	11/30/2022	19,484[6]	1,123,253	—	—
	11/30/2022	—	—	29,226[7]	1,684,879
	12/15/2023	18,685[8]	1,077,190	—	—
	12/15/2023	—	—	1,156[9]	66,643
Gary Knight	11/30/2020	2,635[2]	151,908	—	—
	11/30/2020	7,410[3]	427,187	—	—
	12/06/2021	3,596[4]	207,309	—	—
	12/06/2021	—	—	8,048[5]	463,967
	11/30/2022	5,773[6]	332,813	—	—
	11/30/2022	—	—	8,658[7]	499,134
	12/15/2023	5,536[8]	319,150	—	—
	12/15/2023	—	—	343[9]	19,774
Todd Carlson	11/30/2020	1,977[2]	113,974	—	—
	11/30/2020	5,558[3]	320,419	—	—
	12/06/2021	3,371[4]	194,338	—	—
	12/06/2021	—	—	7,546[5]	435,027
	11/30/2022	5,773[6]	332,813	—	—
	11/30/2022	—	—	8,658[7]	499,134
	12/15/2023	5,536[8]	319,150	—	—
	12/15/2023	—	—	343[9]	19,774

1 Market value of RSUs and PRSUs is calculated by multiplying the number of restricted shares that have not vested by the closing market price of our common stock on December 29, 2023 (the last trading day of the year), which was $57.65 per share.

2 100% of the RSUs vested on January 31, 2024.

3 Represents shares earned with respect to the 2020 PRSUs. The shares vested on January 31, 2024, with final payout percentage at 63.75% (zero for the target PRSU and 127.5% for the relative PRSU). See "Compensation Discussion and Analysis – 2020 PRSU Vesting" for further information.

4 Of the unvested RSUs. 49.3% vested on January 31, 2024, and 50.7% will vest on January 31, 2025.

5 Represents PRSUs granted in 2021 subject to vesting upon achievement of certain performance targets and stockholder return conditions over a three-year period starting January 1, 2022 and ending December 31, 2024. The actual number of PRSUs finally earned will not be determined until the expiration of the performance period. The shares ultimately earned will vest on January 31, 2025, subject to certain conditions set forth in the grant agreement. The table reflects the target shares payable with respect to the awards, as performance during 2023 exceeded the threshold.

6 Of the unvested RSUs, 33% vested on January 31, 2024, 33% will vest on January 31, 2025, and 34% will vest on January 31, 2026.

7 Represents PRSUs granted in 2022 subject to vesting upon achievement of certain performance targets and stockholder return conditions over a three-year period starting January 1, 2023 and ending December 31, 2025. The actual number of PRSUs finally earned will not be determined until the expiration of the performance period. The shares ultimately earned will vest on January 31, 2026, subject to certain conditions set forth in the grant agreement. The table reflects the target shares payable with respect to the awards, as the performance during 2023 exceeded the threshold.

8 The RSUs vest in three installments as follows: 33% on January 31, 2025, 33% on January 31, 2026, and 34% on January 31, 2027.

9 Represents PRSUs granted in 2023 subject to vesting upon achievement of certain performance targets and stockholder return conditions over a three-year period starting January 1, 2024 and ending December 31, 2026. The actual number of PRSUs finally earned will not be determined until the expiration of the performance period. The shares ultimately earned will vest on January 31, 2027, subject to certain conditions set forth in the grant agreement. The table reflects the threshold shares payable with respect to the awards, as the performance period did not begin until January 1, 2024. This does not reflect any opinion or projection of management concerning the ultimate level of satisfaction of such performance targets or stockholder return conditions for the performance period.

Stock Vested in 2023

The following table sets forth information regarding the values realized by our named executive officers upon the vesting of RSUs and PRSUs during 2023, and such values reflect the total pre-tax value realized by each named executive officer.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Acquired on Vesting ($) [1]
David Jackson	109,806	6,489,535
Adam Miller	61,326	3,624,367
Kevin Knight	108,299	6,400,471
Gary Knight	30,212	1,785,529
Todd Carlson	16,520	976,332

1 Calculated by multiplying the aggregate number of shares vested by the closing market price of our common stock on the dates the shares vested.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($) [1]	Aggregate Withdrawals/ Distributions in Last FY ($) [2]	Aggregate Balance at Last FYE ($) [3]
David Jackson	—	—	—	—	—
Adam Miller	—	—	—	—	—
Kevin Knight	—	—	432,883[1]	—	4,472,876[2]
Gary Knight	—	—	—	—	—
Todd Carlson	103,301[3]	—	20,465	—	171,499

1 These amounts do not include any above-market or preferential earnings. Accordingly, these amounts are not reported in the Summary Compensation Table. Kevin Knight, who deferred the receipt of 74,635 PRSUs in our 2017 fiscal year, the earnings include (1) the change in the closing price per share of our common stock from December 30, 2022 (the last trading day of 2022) $52.41 and December 29, 2023 (the last trading day of 2023) $57.65, and (2) $0.56 of cash dividends per share declared for all four quarters of 2023 at $0.14 per share.

2 For Mr. Kevin Knight, the amount deferred represents deferral of 74,635 PRSUs during our 2017 fiscal year that vested on the date of the 2017 merger of Knight and Swift, to be delivered within six months of the date his employment terminates. The Company accrues for cash dividends on the deferred PRSUs in an amount equal to the amount of cash dividend Mr. Knight would have received had the deferred PRSUs been actual shares of our common stock on the date of the cash dividend payment to stockholders. The accrued cash dividends will be paid to Mr. Knight when the underlying shares of our common stock are distributed to Mr. Knight.

3 Todd Carlson contributed $103,301 of his salary into the Company's Deferred Compensation Plan, as amended (the "Deferred Compensation Plan") in 2023. The amount contributed are included in the Salary column of the Summary Compensation Table.

Each participant in the Deferred Compensation Plan may elect to defer up to 75% of their base salary and bonuses for services performed during a calendar year. Each participant is fully vested in the deferred compensation which they contribute under the Deferred Compensation Plan, including any earnings thereon. Contributions by us, if any, including any earnings thereon, would be determined by the Company at the time of such contribution. We offer a number of investment options under the Deferred Compensation Plan. Participants are responsible for choosing the deemed investments for their deferred cash compensation and may change the deemed investment selections for their existing account balances at any time. The investment options offered currently include money market funds, bond funds, blended funds, and stock funds. All amounts are considered unfunded and are subject to general creditor claims until actually distributed to the employee. The participant may elect to receive a lump sum distribution or installments of up to 10 years upon the occurrence of separation from service, disability, or death, and with respect to compensation deferred prior to January 1, 2015, reaching a retirement age of 65. The participant may request a withdrawal of a stated amount to cover an eligible unforeseeable emergency. The participant may also make an in-service distribution election with specified distribution dates with respect to compensation deferred on or after January 1, 2015.

Potential Payments Upon Termination or Change of Control

Outstanding RSUs and PRSUs held by our named executive officers will vest upon their death or disability (in the case of PRSUs, at the level of performance through the end of the calendar year in which the death or disability occurred). Outstanding PRSUs will vest in the event of a "Change of Control" together with termination for convenience (as defined in the award agreement) or a termination for Good Reason (as defined in the award agreement), at the level of performance through the end of the calendar year in which the termination occurred. Notwithstanding the foregoing, no PRSUs will vest in the event the performance period for the applicable grant had not started prior to the triggering event.

The estimated value of RSUs and PRSUs that would have vested for Messrs. Jackson, Miller, Kevin Knight, Gary Knight, and Carlson as of December 31, 2023, under the acceleration scenarios described above is set forth in the table below. The value was calculated by multiplying the closing market price of our common stock on December 29, 2023 (the last trading day of the year) ($57.65 per share), by the number of shares underlying accelerated awards. For additional information on the number of currently unvested RSUs and PRSUs, please refer to "Outstanding Equity Awards at Year-End."

Name/Event	Value of Accelerated RSUs ($)	Value of Accelerated PRSUs ($)	Total ($)
David Jackson			
Change of Control without Qualifying Change of Control Termination	—	—	—
Change of Control with Qualifying Change of Control Termination	—	3,653,627	3,653,627
Death/Disability	4,376,442	3,653,627	8,030,069
Eligible Retirement	—	—	—
Adam Miller			
Change of Control without Qualifying Change of Control Termination	—	—	—
Change of Control with Qualifying Change of Control Termination	—	2,331,251	2,331,251
Death/Disability	3,026,971	2,331,251	5,358,222
Eligible Retirement	—	—	—
Kevin Knight			
Change of Control without Qualifying Change of Control Termination	—	—	—
Change of Control with Qualifying Change of Control Termination	—	3,166,599	3,166,599
Death/Disability	3,547,493	3,166,599	6,714,092
Eligible Retirement	—	—	—
Gary Knight			
Change of Control without Qualifying Change of Control Termination	—	—	—
Change of Control with Qualifying Change of Control Termination	—	865,500	865,500
Death/Disability	1,011,180	865,500	1,876,680
Eligible Retirement	—	—	—
Todd Carlson			
Change of Control without Qualifying Change of Control Termination	—	—	—
Change of Control with Qualifying Change of Control Termination	—	744,665	744,665
Death/Disability	960,275	744,665	1,704,940
Eligible Retirement	—	—	—

Additionally, the award agreements include six month non-compete and non-solicitation provisions in the event of a named executive officer's Separation from Service (as defined the award agreement). The Company may extend the non-compete period for up to an additional 12 months beyond the completion of the initial six months. If the Company elects to extend the non-compete period, the Company will pay the named executive officer his monthly base salary in effect at the time of the separation for the duration of the additional non-compete period, provided that the payments will be reduced for any other monies earned by the named executive officer from any other work during the period. If each named executive officer separated from service on December 31, 2023, the Company elected to extend the non-compete period for each named executive officer by 12 months, and there were no offsetting monies earned by the named executive officers during the extension period, the named executive officers would receive aggregate base salary payments as follows: $925,000 for Mr. Jackson, $825,000 for Mr. Miller, $850,000 for Mr. Kevin Knight, $450,000 for Mr. Gary Knight, and $525,000 for Mr. Carlson.

Pay Ratio Disclosure

We provide fair and equitable compensation to our employees through a combination of competitive base pay, incentives, retirement plans, and other benefits. We are disclosing the following pay ratio and supporting information, which compares the annual total compensation of our median employee and the annual total compensation of Mr. Jackson, our CEO, as required by Section 953(b) of the Dodd-Frank Act.

The pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of SEC Regulation S-K. The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

For 2023, our last completed fiscal year:

- The annual total compensation of our median employee was $67,318; and

- The annual total compensation of our CEO, as reported in the Summary Compensation Table included in this proxy statement, was $4,457,450.

Based on this information, the ratio of the annualized annual total compensation of our CEO to the annual total compensation of our median employee was 66 to 1.

As permitted under SEC rules, the median employee was originally determined as of December 31, 2022, and excludes the approximately 9,200 persons who became our employees as a result of our acquisition of U.S. Xpress on July 1, 2023. There has been no change in our employee population or employee compensation arrangements that we believe would significantly impact the pay ratio disclosure. However, the median employee identified at December 31, 2022 is no longer employed with us. For 2023, we identified another median employee whose compensation and duties are substantially similar to the prior year median employee. We calculated our median employee's annual total compensation for 2023 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in that employee's annual total compensation of $67,318. The median employee's annual total compensation includes salary, as well as company matching contributions to our 401(k) plan, incentive payments, and equity awards. The median employee did not receive health or other fringe benefits. Median employee compensation reflects that, as of December 31, 2023, approximately 5% of our employees were student drivers, which had the effect of lowering our median employee compensation.

Pay Versus Performance

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Act, we provide the following disclosure regarding executive compensation for our principal executive officer ("PEO") and non-PEO named executive officers ("NEO") and certain financial performance of the Company for the fiscal years listed below.

| Year | Summary Compensation Table Total for PEO[1] ($) | Compensation Actually Paid to PEO[1,2,3] ($) | Average Summary Compensation Table Total for Non-PEO NEOs[1] ($) | Average Compensation Actually Paid to Non-PEO NEOs[1,2,3] ($) | Value of Initial Fixed $100 Investment based on:[4] | | Net Income ($ Millions) | Consolidated Revenue Growth[5] |
					TSR ($)	Peer Group TSR ($)		
2023	4,457,450	5,849,721	2,430,435	3,132,645	166.56	130.87	216	(4)%
2022	6,365,202	4,772,193	3,643,842	2,798,975	149.92	97.55	771	17.6%
2021	6,281,262	20,558,596	3,679,847	10,836,812	172.72	120.41	743	27%
2020	5,834,698	12,915,345	3,321,116	6,981,316	117.63	106.29	410	(0.6)%

1 David Jackson was our PEO for each year presented. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2020-2023
Adam Miller
Kevin Knight
Gary Knight
Todd Carlson

2 The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's PEO or non-PEO NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

3 Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are the totals from the Stock Awards column set forth in the Summary Compensation Table.

Year	Summary Compensation Table Total for PEO ($)	Exclusion of Stock Awards for PEO ($)	Inclusion of Equity Values for PEO ($)	Compensation Actually Paid to PEO ($)
2023	4,457,450	(3,570,388)	4,962,660	5,849,721

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2023	2,430,435	(1,734,190)	2,436,400	3,132,645

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for PEO ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for PEO ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for PEO ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for PEO ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for PEO ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for PEO ($)	Total - Inclusion of Equity Values for PEO ($)
2023	5,675,523	(1,183,290)	—	470,427	—	—	4,962,660

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Average Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2023	2,756,615	(553,319)	—	233,105	—	—	2,436,400

4 The Peer Group TSR set forth in this table utilizes the Nasdaq Transportation index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2023. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the listed year in the Company and in the Nasdaq Transportation index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

5 We determined consolidated revenue growth to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2023, as it served as a performance metric for both our 2023 Cash Bonus Plan and our Company Performance PRSUs, along with the additional measures that make up the components of our short-term and long-term incentive programs. This performance measure may not have been the most important financial performance measure for prior years and we may determine a different financial performance measure to be the most important financial performance measure in future years.

Below are graphs showing the relationship of Compensation Actually Paid to our PEO and our Non-PEO NEOs in 2023, 2021, and 2020 to (i) the TSR of the Company and the Nasdaq Transportation index, (ii) the Company's net income, and (iii) the Company's consolidated revenue growth. Compensation Actually Paid, as required by SEC rules, reflects adjusted values to unvested and vested equity awards during the years shown in the table based on year-end stock prices and various accounting valuation assumptions but does not reflect actual amounts paid out for those awards. Compensation Actually Paid generally fluctuates due to stock price and varying levels of projected and actual achievement of performance goals.

Compensation Actually Paid Versus Total Shareholder Return



Compensation Actually Paid Versus Net Income



Compensation Actually Paid Versus Consolidated Revenue Growth



Listed below are the performance measures that in our assessment represent the most important performance measures we use to link Compensation Actually Paid to our PEO and Non-PEO NEOs, for 2023, to Company performance.

Measure	Description
Consolidated Revenue Growth	Consolidated revenue growth is calculated by taking the total of current year consolidated revenue less current year trucking fuel surcharge, minus prior year consolidated revenue less prior year trucking fuel surcharge, divided by prior year consolidated revenue less prior year trucking fuel surcharge. Trucking fuel surcharge is calculated as the sum of the applicable amount across each of the following of our operating segments: Knight Trucking, Swift Truckload, Swift Dedicated, Swift Refrigerated, AAA Cooper, MME, and U.S. Xpress (or, if the segments are reorganized, increased or decreased, any segment that provides truckload or LTL services).
	Consolidated revenue growth targets could be adjusted by the Compensation Committee to omit the effects of extraordinary items, acquisitions or dispositions, unusual, one-time or non-recurring items, amortization of intangibles, cumulative effects of changes in accounting principles, and similar items or transactions.
Adjusted EPS CAGR	Adjusted EPS CAGR is a non-GAAP measure calculated as the compound annual growth rate in earnings per diluted share, adjusted to eliminate the effect of certain items or events, over the applicable period.
Adjusted Operating Income Growth	Adjusted operating income is a non-GAAP measure calculated as consolidated total revenue, net of trucking fuel surcharge, less consolidated total adjusted operating expenses, net of trucking fuel surcharge. Adjusted operating income growth is calculated by taking current year adjusted operating income less prior year adjusted operating income, divided by prior year adjusted operating income.
	Adjusted operating income growth targets could be adjusted by the Compensation Committee to omit the effects of extraordinary items, acquisitions or dispositions, unusual, one-time or non-recurring items, amortization of intangibles, cumulative effects of changes in accounting principles, and similar items or transactions.
Return on Net Tangible Assets	Return on net tangible assets is a non-GAAP measure calculated as net income, adjusted to eliminate the effects of certain items or events, divided by average net tangible assets, and compared to a relative peer group of public truckload carriers selected by the Compensation Committee.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the Record Date, March 18, 2024, the number and percentage of outstanding shares of our common stock beneficially owned by each person known by us to beneficially own more than 5% of such stock, by our named executive officers and our directors, and by all of our directors and executive officers as a group. Share information for BlackRock, Inc., The Vanguard Group, FMR LLC, and Wellington Management Group LLP (and related persons) is based on Schedules 13G and 13G/A filed by these entities, as further described in the applicable footnotes. We had outstanding 161,009,304 shares of common stock as of the Record Date.

Name and Address of Beneficial Owner [1]	Amount and Nature of Beneficial Ownership [2]	Percent of Class [2]
Named executive officers and directors:		
Amy Boerger	—	*
Todd Carlson [3]	68,555	*
Reid Dove [4]	219,154	*
Michael Garnreiter [5]	16,617	*
Louis Hobson[6]	4,004	*
Gary Knight [7]	2,704,206	1.7%
Kevin Knight [8]	1,527,139	*
Adam Miller [9]	151,681	*
Kathryn Munro [10]	28,460	*
Jessica Powell [11]	2,222	*
Roberta Roberts Shank [12]	26,537	*
Robert Synowicki, Jr. [13]	21,706	*
David Vander Ploeg [14]	31,602	*
All current directors and executive officers as a group (22 persons)	4,857,594	3.0%
Other unaffiliated third-party holdings:		
BlackRock, Inc. [15]	15,987,360	9.9%
FMR LLC [16]	9,852,921	6.105%
The Vanguard Group [17]	15,021,291	9.31%
Wellington Management Group LLP [18] Wellington Group Holdings LLP [18] Wellington Investment Advisors Holdings LLP [18] Wellington Management Company LLP [18]	15,715,781	9.74%

* Represents less than 1.0% of the outstanding common stock.

1 The address of each named executive officer, executive officer, and director, is 2002 West Wahalla Lane, Phoenix, Arizona 85027. The address for BlackRock is 55 East 52nd Street, New York, New York 10055. The address for FMR LLC and Abigail P. Johnson is 245 Summer Street, Boston, Massachusetts 02210. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. The address for AllianceBernstein L.P. is 1345 Avenue of the Americas, New York, New York 10105.

2 In accordance with applicable rules under the Exchange Act, the number of shares indicated as beneficially owned by a person includes shares of common stock and (a) underlying options that are currently exercisable or will be exercisable within 60 days from the Record Date, and (b) unvested RSUs that are scheduled to vest within 60 days from the Record Date. Shares of common stock underlying stock options that are currently exercisable or will be exercisable within 60 days from the Record Date and unvested RSUs that are scheduled to vest within 60 days of the Record Date, are deemed to be outstanding for purposes of computing the percentage ownership of the person holding such options and/or unvested RSUs, and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

3 Includes (a) 61,298 shares held directly by Todd Carlson; and (b) 7,257 shares beneficially by Todd Carlson over which he and his spouse exercise voting and investment power as trustee under a revocable trust agreement.

4 Includes 219,154 shares deemed to be beneficially owned by Reid Dove over which he exercises sole voting and investment power as Vice President for the Dove Family Foundation.

5 Includes 16,617 shares held directly by Michael Garnreiter.

6 Includes 4,004 shares held directly by Louis Hobson.

7 Includes (a) 2,700,453 shares beneficially owned by Gary Knight over which he exercises sole voting and investment power as a trustee under a revocable trust agreement; and (b) 3,753 shares held directly by Gary Knight. Gary Knight has pledged as security 1,100,000 of the shares that he beneficially owns.

8 Includes (a) 1,497,360 shares beneficially owned by Kevin Knight over which he and his wife, Sydney Knight, exercise sole voting and investment power pursuant to a revocable living trust; and (b) 29,779 shares held directly by Kevin Knight. Kevin Knight has pledged as security 1,200,000 of the shares that he beneficially owns.

9   Includes 151,681 shares held directly by Adam Miller.

10 Includes 28,460 shares beneficially owned by Kathryn Munro over which she and her spouse exercise voting and investment power as a trustee under a revocable trust agreement.

11 Includes 2,222 shares held directly by Jessica Powell.

12 Includes (a) 3,661 shares beneficially owned by Roberta Roberts Shank over which she and her spouse exercise voting and investment power as a trustee under a revocable trust agreement; and (b) 22,876 shares held directly by Roberta Roberts Shank.

13 Includes 21,706 shares held directly by Robert Synowicki, Jr.

14 Includes (a) 31,602 shares owned by David Vander Ploeg over which he and his spouse exercise voting and investment power as trustee under a revocable trust agreement.

15 As reported on Schedule 13G/A filed with the SEC on January 24, 2024, which indicates that BlackRock, Inc. has sole voting power over 15,037,819 shares and sole dispositive power over 15,987,360 shares. It has shared voting power and shared dispositive power over no shares.

16 As reported on Schedule 13G filed with the SEC on February 9, 2024, which indicates that FMR LLC has sole voting power over 9,055,771 shares and sole dispositive power over 9,852,921 shares. It has shared voting power and shared dispositive power over no shares.

17 As reported on Schedule 13G/A filed with the SEC on February 13, 2024, which indicates that The Vanguard Group has sole voting power over 0 shares, shared voting power over 103,375 shares, sole dispositive power over 14,789,351 shares, and shared dispositive power over 231,940 shares.

18 As reported on Schedule 13G/A filed with the SEC on February 8, 2024, which indicates that: (a) Wellington Management Group LLP has sole voting power over 0 shares, shared voting power over 13,458,452 shares, sole dispositive power over 0 shares, and shared dispositive power over 15,715,781 shares; (b) Wellington Group Holdings LLP has sole voting power over 0 shares, shared voting power over 13,458,452 shares, sole dispositive power over 0 shares, and shared dispositive power over 15,715,781 shares; (c) Wellington Investment Advisors Holdings LLP has sole voting power over 0 shares, shared voting power over 13,458,452 shares, sole dispositive power over 0 shares, and shared dispositive power over 15,715,781 shares; and (d) Wellington Management Company LLP has sole voting power over 0 shares, shared voting power over 12,369,687 shares, sole dispositive power over 0 shares, and shared dispositive power over 13,249,826 shares, with the aggregate amount of shares beneficially owned by Wellington Management Company LLP of 13,249,826, or 8.21% of the class.



Proposal Two

Advisory, Non-Binding Vote to Approve Named Executive Officer Compensation

The Dodd-Frank Act enables our stockholders to approve, on an advisory and non-binding basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with SEC rules. Accordingly, we are providing a vote on the resolution set forth below as required by the Dodd-Frank Act and Section 14A of the Securities Exchange Act.

As discussed in our Compensation Discussion and Analysis, the principal objectives of our executive compensation program are to attract, retain, and motivate talented executives by rewarding strong business results and performance. This is done through the alignment of the executives' interests with stockholder interests. The objectives are based on the certain core principles that we explain in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

We are asking our stockholders to indicate their support for our named executive officers' compensation as described in this proxy statement. This proposal, commonly known as a "say on pay" proposal, gives you as a stockholder the opportunity to express your views regarding our 2023 named executive compensation policies and practices for named executive officers. We expect to hold our next advisory, non-binding vote to approve the compensation of our named executive officers at the upcoming 2024 Annual Meeting. The vote is not intended to address any specific item of compensation but rather the overall compensation of our named executive officers and the policies and practices described in this proxy statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

> **RESOLVED, that the stockholders of Knight-Swift Transportation Holdings Inc. approve, on an advisory and non-binding basis, the compensation paid to the named executive officers as disclosed pursuant to Item 402 of SEC Regulation S-K in the Compensation Discussion and Analysis, compensation tables and related narrative discussion in the Company's proxy statement for the 2024 Annual Meeting of Stockholders.**

Although this is an advisory vote that will not be binding on the Compensation Committee, or the Board, the Compensation Committee will carefully review the results of the vote.

The Board of Directors unanimously recommends a vote FOR Proposal Two.



Proposal Three

Ratification of Independent Registered Public Accounting Firm for Fiscal Year 2024

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton audited the Company's annual financial statements for the fiscal year ended December 31, 2023. The Audit Committee has appointed Grant Thornton to be our independent registered public accounting firm for the fiscal year ending December 31, 2024. The stockholders are asked to ratify this appointment at the Annual Meeting. Representatives of Grant Thornton will be present at the meeting to respond to appropriate questions and will be given the opportunity to make a statement if they so desire.

POLICIES REGARDING INDEPENDENT AUDITOR

The Audit Committee is directly responsible for the appointment, compensation, and oversight of the independent registered public accounting firm. The Audit Committee pre-approves all audit services and non-audit services to be provided to the Company by its independent registered public accounting firm. The Audit Committee may delegate pre-approval authority to one or more of its members. The member(s) to whom such authority is delegated must report, for informational purposes only, the pre-approval decisions to the Audit Committee at its next scheduled meeting.

The Audit Committee may pre-approve for up to one year in advance the provision of particular types of permissible routine and recurring audit-related, tax, and other non-audit services. The Audit Committee must be informed about each such service that is actually provided, with reasonable detail, so that it may approve any expenses. In cases where a service is not covered by one of those approvals, the service must be specifically preapproved by the Audit Committee or a delegated member thereof.

Each audit or non-audit service that is approved by the Audit Committee will be reflected in a written engagement letter specifying the services to be performed and the cost of such services. This approval will be signed by either a member of the Audit Committee or by an officer of the Company authorized by the Audit Committee to sign on behalf of the Company.

The Audit Committee will not approve any prohibited non-audit service or any non-audit service that, individually or in the aggregate, may impair the independence of the independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its sole discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

VOTE REQUIRED FOR RATIFICATION

The Audit Committee is responsible for selecting our independent registered public accounting firm. Accordingly, stockholder approval is not required to appoint Grant Thornton as our independent registered public accounting firm for fiscal year 2024. However, the Board believes that submitting the appointment of Grant Thornton to the stockholders for ratification is a matter of good corporate governance. If the stockholders do not ratify the appointment, the Audit Committee will review its future selection of the independent registered public accounting firm.

The Board of Directors unanimously recommends a vote FOR Proposal Three.

Audit Committee Report

The Audit Committee assists the Board in its oversight of our financial reporting process. The Audit Committee's responsibilities are more fully described in its charter available at *www.knight-swift.com*.

Management has the primary responsibility for preparing the financial statements and implementing internal controls over financial reporting. Our independent registered public accounting firm is responsible for performing an audit of our consolidated financial statements and expressing an opinion on the fair presentation of those financial statements in conformity with United States generally accepted accounting principles. The independent registered public accounting firm also is responsible for performing an audit of, and expressing an opinion on, the effectiveness of our internal controls over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited consolidated financial statements for the fiscal year ended December 31, 2023, including a discussion of, among other things:

- the acceptability and quality of the accounting principles;
- the reasonableness of significant accounting judgments and critical accounting policies and estimates;
- the clarity of disclosures in the financial statements; and
- the adequacy and effectiveness of our financial reporting procedures, disclosure controls and procedures, and internal controls over financial reporting.

The Audit Committee discussed with the independent registered public accounting firm: (i) the audited consolidated financial statements for the fiscal year ended December 31, 2023 and our internal controls over financial reporting as of December 31, 2023; (ii) the firm's judgments as to the acceptability and quality of our accounting principles; and (iii) other matters as are required to be discussed with the Audit Committee under the standards of the Public Company Accounting Oversight Board (the "PCAOB"), including those matters required to be discussed by Accounting Standards No. 1301.

In addition, the Audit Committee received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence and discussed with the independent registered public accounting firm the firm's independence.

The Audit Committee discussed with our internal audit department and the Company's independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditor and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, and the receipt of an unqualified opinion from Grant Thornton dated February 24, 2024, with respect to the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2023, the Audit Committee recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

The Audit Committee regularly reviews with the General Counsel and internal audit any complaints received pursuant to the Company's Code of Business Conduct and Ethics (the "Code of Conduct") and the Audit Committee Complaint Review Policy and Procedure (the "Complaint Review Policy") and is responsible for: (i) overseeing compliance with the Code of Conduct and Complaint Review Policy; and (ii) reviewing any investigations that were conducted with respect to the Code of Conduct and the Complaint Review Policy.

This report is submitted by the Audit Committee.

Michael Garnreiter – Chairperson
Amy Boerger
Louis Hobson
Jessica Powell
Roberta Roberts Shank
David Vander Ploeg

The foregoing report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any Company filing under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates this report.

Audit and Non-Audit Fees

The following table sets forth, for fiscal years 2023 and 2022, the fees billed by the Company's independent registered public accounting firm.

	Grant Thornton			
		2023		2022
Audit Fees [1]	$	2,915,000	$	2,382,900
Tax Fees [2]		8,410		56,250
All Other Fees		—		—
Total	$	2,923,410	$	2,439,150

1 The aggregate fees billed for professional services rendered to the Company during 2023 and 2022 for the audit of annual financial statements, reviews of the financial statements included in quarterly reports on Form 10-Q, and audit services provided in connection with other statutory and regulatory filings.

2 The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

Pre-Approval Policy for Audit and Non-Audit Fees

All audit and non-audit services performed by our independent auditors are pre-approved by the Audit Committee. The respective approving parties concluded that the provision of such services by Grant Thornton was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member(s) to whom such authority is delegated must report, for informational purposes only, the pre-approval decisions to the Audit Committee at its next scheduled meeting. No audit-related, tax, or other non-audit services were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement under Rule 2-01(c)(7)(i)(C), of SEC Regulation S-X during the year ended December 31, 2023.



Proposal Four

Stockholder Proposal Regarding Managing Climate Risk Through Science-Based Targets and Transition Planning

Proposal 4 below has been submitted for inclusion in our proxy statement by a stockholder of the Company. The Company will provide to any stockholder of the Company, promptly upon receiving an oral or written request from the stockholder, the name and address, as well as the number of the Company's voting securities held by, the stockholder proponent of Proposal 4. The proponent has informed us that he or his representatives will appear at the Annual Meeting to present his proposal. The proposal and supporting statement below (collectively, the "Stockholder Proposal") are presented in this proxy statement as received from the proponent in accordance with the rules of the SEC. We and our Board disclaim any responsibility for the accuracy or content of the Stockholder Proposal. Any references in the Stockholder Proposal statement to "we," "our," or similar words are references to the proponent of the Stockholder Proposal and not to the Company, our other stockholders, or our Board.

We have also included a statement of our Board in response to the Stockholder Proposal. Our Board has determined to oppose the Stockholder Proposal. The text of the Stockholder Proposal is as follows:

"Proposal 4 – Managing Climate Risk

Through Science-Based Targets and Transition Planning



WHEREAS: The Intergovernmental Panel on Climate Change has advised that greenhouse gas (GHG) emissions must be halved by 2030 and reach net zero by 2050 to limit global warming to 1.5°C. Every incremental increase in temperature above 1.5°C will entail increasingly severe physical, transition, and systemic risks for companies and investors alike.

In its 10-K, Knight-Swift Transportation Holdings, Inc. ("Knight-Swift" or "the Company") acknowledges that requirements to limit vehicle emissions and improve fuel efficiency, many of which are well underway across the U.S., could increase operating costs.

At the same time, The Inflation Reduction Act and Infrastructure Investment and Jobs Act include billions in federal support for clean vehicle and battery manufacturers, purchasers, and charging infrastructure. Knight-Swift could take advantage of transportation sector incentives such as the 45W commercial vehicle tax credits, which are estimated to direct $3.6 billion toward the cost of purchasing zero-emission trucks during the next ten years.

While Knight-Swift has a goal to reduce fleet emissions intensity per mile 50% by 2035, this goal does not align with limiting warming to 1.5°C and notably excludes Scope 3 emissions, which on average make up 70% of companies' total emissions footprints.[i] By contrast, almost 7,000 companies have set, or committed to set, science-based targets through the Science Based Targets initiative (SBTi).

Knight-Swift must take additional action to comprehensively address its climate impact and mitigate both the physical risks to its operations and the transition risks associated with new regulation and a global shift to a clean energy economy. Investors believe Knight-Swift should adopt 1.5°C-aligned science-based emissions reduction targets for its full carbon footprint and publish a climate transition plan – detailing the forward-looking, near-term, and quantitative actions the Company will take to achieve its medium and long-term sustainability goals.

RESOLVED: Shareholders request that Knight-Swift issue near and long-term science-based GHG reduction targets aligned with the Paris Agreement's ambition of limiting global temperature rise to 1.5°C and summarize plans to achieve them. The targets and plan should cover the Company's full range of operational and supply chain emissions.

SUPPORTING STATEMENT: In accessing targets, we recommend,

- Taking into consideration approaches used by advisory groups like SBTi;
- Developing a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups such as the Task Force for Climate-Related Financial Disclosures, CDP, Transition Plan Taskforce, and the We Mean Business Coalition;
- Consideration of supporting targets for fleet electrification and other measures deemed appropriate by management;
- Joining coalitions and/or commitment campaigns that accelerate the deployment of zero-emission vehicles in the U.S., such as the Corporate Electric Vehicle Alliance, Electric Fleet Readiness Group, or EV100.

---

[i] https://www.unglobalcompact.org.uk/scope-3-emissions/#:~:text=As%20Scope%203%20emissions%20usually,and%20reducing%20Scope%203%20emissions.

THE BOARD OF DIRECTORS' STATEMENT IN RESPONSE TO THE STOCKHOLDER PROPOSAL

The Board has considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders. The Board unanimously recommends a vote AGAINST the foregoing proposal for the reasons discussed below.

The Board does not believe that a prescriptive approach using the SBTi and other metrics proposed is in the best interest of the Company and its stockholders, or that this approach appropriately captures the Company's pathway to reduced emissions, particularly in light of the actions the Company is already taking to address emissions and sustainability.

In 2019, the Company set ambitious goals supporting the reduction of its Scope 1 fleet emissions through 2035 (5% by 2025 and 50% by 2035). The Company continues to strive to reduce emissions year-over-year and maximize efficiencies in our fleet through best-in-class equipment purchases, driver incentives, and driver training. We also have a history of investing in alternative technologies to help improve our emissions performance. Additionally, our short- and long-term objectives have been outlined in our Annual Sustainability Report ("ASR"), published each year in April.

While almost 7,000 companies have signed on to the SBTi, only nine domestic transportation companies have committed. Of these, only two are over-the-road trucking only, and neither company is comparable to the Company in size or scope of operation. At this time there is not a clear path forward for transportation companies to set short-term targets in line with the SBTi or the Paris Agreement while remaining operational.

We currently report to CDP and publicly publish our Scope 1 and 2 emissions. We urge investors to monitor our progress towards our emissions and sustainability goals through these disclosures. Additionally, our ASR will continue to update stockholders on our investments in alternative technologies - in a manner that does not hinder our operations.

The Board does not agree that this proposal is a "low-cost method to improve company performance".

The only path to the aggressive short-term goals the proponent suggests would be an electrification of our tractor fleet. Because of the importance of emissions and sustainability to our Company, we are one of the few companies that have tested electric tractors ("EV"). At this time, we have found the costs of such an investment, even with the help of the incentives in the Inflation Reduction Act ("IRA"), could not be recuperated in a manner that would allow the Company to operate its fleet effectively and profitably.

Regarding the initial investment required, the IRA is a resource for financial aid to support the purchase of EVs; however, the funding only covers up to a maximum of $40,000 for the purchase of a commercial clean vehicle weighing over more than 14,000 lbs. There currently is an approximately $200,000-$300,000 new equipment cost differential between an internal combustion engine Class 8 tractor (a tractor weighing over 33,000 lbs., which comprise the majority of our fleet), and an EV alternative. Apply this cost over our fleet of approximately 27,500 tractors and the cost is beyond our ability to fund in an efficient manner. As such, a $40,000 credit does not begin to cover the tremendous difference in cost of equipment, let alone the infrastructure investment that would be needed.

EVs also present additional barriers that prevent them from being "low-cost." These include an average increase in the weight of an empty truck by between 6,000 and 14,000 lbs., impacting load carrying capacity and further exacerbating the costs that would have to be passed on to our customers, making our pricing not competitive. Additionally, our two years of piloting the EVs currently available to our industry have shown a disappointing mileage range of approximately 165 miles compared with the Company's average length of haul of just under 500 miles, and relatively slow charging times, which together would result in significant delays in delivering freight for our customers and an associated drop in revenue. There is a lack of charging infrastructure across the United States for tractors that require significant electricity and time to charge. Further, there is limited capacity for manufacturing EVs currently.

The Board is committed to sustainability.

The Board remains committed to sustainability and plans to continue to ensure the Company invests in the most fuel-efficient technology and explores alternate technologies as they become available. However, at this time the Board believes that it would be irresponsible, and not in the best interests of stockholders, to commit to the proponent's requested actions in light of the costs and operational difficulties they present. As such the proposal is unnecessary and the Company will continue to focus on achieving its stated emissions goals and working within our operations to further sustainability.

The Board of Directors Unanimously Recommends a Vote
<u>AGAINST</u> Proposal Four.

Delinquent Section 16(a) Reports

Executive officers, directors, and "beneficial owners" of more than ten percent of our common stock must file initial reports of ownership and changes in ownership with the SEC under Section 16(a) of the Exchange Act. SEC regulations require these reporting persons to furnish us with copies of all Forms 3, 4, and 5, and amendments thereto, that they file with the SEC. Based solely on our review of the copies of such forms furnished to us, or representations that no forms were required, we believe that during 2023 and through the date of this filing all of our officers, directors, and greater than ten percent beneficial owners complied with all filing requirements of Section 16(a) of the Exchange Act, with the exception of one inadvertent late Form 4 for each of James Fitzsimmons, Cary Flanagan, David Jackson, Kevin Knight, and David Vander Ploeg. Each late Form 4 reported a single transaction.

Questions and Answers About the Proxy Materials and the Annual Meeting

WHEN AND WHERE IS THE ANNUAL MEETING?

			
DATE	**TIME**	**LOCATION**	**WHO VOTES**
Tuesday, May 14, 2024	8:30 a.m. Local Time	2002 West Wahalla Lane Phoenix, Arizona 85027	Stockholders of Record on Monday, March 18, 2024

WHAT MATTERS WILL BE VOTED UPON AT THE ANNUAL MEETING?

At the Annual Meeting, you will be asked to:

- Elect twelve (12) directors, each such director to serve until the 2025 Annual Meeting;

- Vote (on an advisory, non-binding basis) to approve named executive officer compensation;

- Ratify the appointment of Grant Thornton as our independent, registered public accounting firm for fiscal year 2024;

- Vote on a stockholder proposal regarding managing climate risk through science-based targets and transition planning; and

- Transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

WHAT CONSTITUTES A QUORUM?

The presence, either in person or by proxy, of the holders of shares of our common stock representing at least a majority of the voting power of our common stock outstanding and entitled to vote is required to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes, which are described in more detail below, are counted as shares present at the Annual Meeting for purposes of determining whether a quorum exists.

WHAT IF A QUORUM IS NOT PRESENT AT THE ANNUAL MEETING?

If a quorum is not present at the meeting, the holders of a majority of voting power of the shares entitled to vote at the meeting who are present, in person or represented by proxy, or the chairperson of the meeting, may adjourn the meeting until a quorum is present or represented. The time and place of the adjourned Annual Meeting will be announced at the time the adjournment is taken and no other notice will be given.

WHO IS ENTITLED TO VOTE?

Only stockholders of record of our common stock at the close of business on the Record Date, are entitled to notice of, and to vote at, the Annual Meeting. Shares that may be voted include shares that are held:

- directly by the stockholder of record; and
- beneficially through a broker, bank, or other nominee.

Each share of our common stock will be entitled to one vote on all matters submitted for a vote at the Annual Meeting. As of the Record Date, there were 161,009,304 shares of our common stock issued and outstanding and entitled to be voted at the Annual Meeting.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A "REGISTERED OWNER" AND A "BENEFICIAL OWNER"?

Most of our stockholders hold their shares through a broker, bank, or other nominee rather than directly in their own name. As summarized below, there are some distinctions between registered shares and those owned beneficially:

- Registered Owners - If your shares are registered directly in your name with our transfer agent, Equiniti, you are, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to grant your voting proxy directly to the Company or to vote in person at the Annual Meeting.
- Beneficial Owners - If your shares are held in a brokerage account, bank, or by another nominee, you are, with respect to those shares, the "beneficial owner" of shares held in street name. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote or to vote in person at the Annual Meeting. However, since you are not a stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from your broker, bank, or other nominee (who is the stockholder of record) giving you the right to vote the shares.

WHAT IS A BROKER NON-VOTE?

Generally, a "broker non-vote" occurs when a broker, bank, or other nominee that holds shares in "street name" for a customer is precluded from exercising voting discretion on a particular proposal because the: (i) beneficial owner has not instructed the nominee on how to vote and (ii) nominee lacks discretionary voting power to vote on such issues.

Under the rules of the NYSE, as discussed below, a nominee does not have discretionary voting power with respect to the approval of "non-routine" matters absent specific voting instructions from the beneficial owners of such shares.

WHAT IS THE EFFECT OF NOT CASTING YOUR VOTE?

Under the rules of the NYSE, a record holder does not have discretionary voting power with respect to the approval of "non-routine" matters absent specific voting instructions from the beneficial owners of such shares. Other than the proposal to ratify the appointment of Grant Thornton, all of the proposals are considered non-routine matters. Therefore, your shares will not be voted without your specific instructions. Thus, if you hold your shares in street name and you do not instruct your record holder how to vote in the election of directors (Proposal 1), the advisory, non-binding vote to approve named executive officer compensation (Proposal 2), and the vote on a stockholder proposal regarding managing climate risk through science-based targets and transition planning (Proposal 4), no votes will be cast on your behalf. Your record holder will, however, continue to have the ability to vote your shares in its discretion on the ratification of the appointment of Grant Thornton as our independent registered public accounting firm for fiscal year 2024 (Proposal 3).

WHAT STOCKHOLDER APPROVAL IS NECESSARY FOR APPROVAL OF THE PROPOSALS?

Election of Directors (Proposal 1)

Directors are elected by a majority of votes cast with respect to each director, provided that the number of nominees does not exceed the number of directors to be elected, in which case the directors will be elected by the vote of a plurality of the shares represented in person or by proxy at any stockholder meeting. Broker non-votes and abstentions will have no effect on the outcome of this proposal.

Advisory, Non-Binding Vote to Approve Named Executive Officer Compensation (Proposal 2)

Approval of this resolution requires the affirmative vote of a majority of the votes cast by the stockholders entitled to vote thereon who are present in person or represented by proxy at the Annual Meeting. Broker non-votes and abstentions will have no effect on the outcome of this proposal. While this vote is required by law, it is not binding on the Company or the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future named executive officer compensation decisions.

Ratification of the Appointment of Grant Thornton as our Independent Registered Public Accounting Firm for Fiscal Year 2024 (Proposal 3)

The ratification of the Audit Committee's appointment of Grant Thornton as our independent registered public accounting firm for fiscal year 2024 requires the affirmative vote of a majority of the votes cast by the stockholders entitled to vote thereon who are present in person or represented by proxy at the Annual Meeting. Broker non-votes and abstentions will have no effect on the outcome of this proposal. Stockholder ratification is not required for the appointment of our independent registered public accounting firm. However, we are submitting the proposal to solicit the opinion of our stockholders.

Vote on a Stockholder Proposal Regarding Managing Climate Risk Through Science-Based Targets and Transition Planning (Proposal 4)

Approval of this proposal, if properly presented, requires the affirmative vote of a majority of the votes cast by the stockholders entitled to vote thereon who are present in person or represented by proxy at the Annual Meeting. Broker non-votes and abstentions will have no effect on the outcome of this proposal.

MAY I VOTE MY SHARES IN PERSON AT THE ANNUAL MEETING?

If you are the registered owner of shares of our common stock on the Record Date, you have the right to vote your shares in person at the Annual Meeting.

If you are the beneficial owner of shares of our common stock on the Record Date, you may vote these shares in person at the Annual Meeting if you have requested a legal proxy from your broker, bank, or other nominee (the stockholder of record) giving you the right to vote the shares at the Annual Meeting. You will need to complete such legal proxy and present it to us at the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy card or voting instructions so that your vote will be counted if you later decide not to attend the Annual Meeting.

HOW CAN I VOTE MY SHARES WITHOUT ATTENDING THE ANNUAL MEETING?

If you are a registered owner, you may instruct the named proxy holders on how to vote your shares by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided with this proxy statement, or by using the internet voting site or the toll-free telephone number listed on the proxy card. Specific instructions for using the internet and telephone voting systems are on the proxy card. The internet and telephone voting systems will be available until 11:59 p.m. Eastern Time on Monday, May 13, 2024 (the day before the Annual Meeting).

If you are the beneficial owner of shares held in street name, you should instruct your broker, bank, or other nominee on how to vote your shares. Your broker, bank, or other nominee has enclosed with this proxy statement a voting instruction card for you to use in directing your nominee on how to vote your shares. The instructions from your nominee will indicate whether internet or telephone voting is available and, if so, will provide details regarding how to use those systems.

HOW WILL MY PROXY BE VOTED?

Shares represented by a proper proxy (in paper form, by Internet, or by telephone) that is received in a timely manner, and not subsequently revoked, will be voted at the Annual Meeting or any adjournment or postponement thereof in the manner directed on the proxy. Adam Miller and Andrew Hess are named as proxies on the proxy form and have been designated by the Board as proxies to represent you and vote your shares at the Annual Meeting. All shares represented by a proper proxy on which no choice is specified will be voted:

- ✓ **FOR** the election of twelve (12) directors, each such director to serve until the 2025 Annual Meeting;
- ✓ **FOR** the resolution approving, on an advisory, non-binding basis, named executive officer compensation;
- ✓ **FOR** the ratification of the appointment of Grant Thornton as our independent registered public accounting firm for fiscal year 2024; and
- ✗ **AGAINST** the stockholder proposal regarding managing climate risk through science-based targets and transition planning.

As to any other business that properly comes before the Annual Meeting, shares represented by a proper proxy will be voted in accordance with the proxy holder's best judgment.

MAY I REVOKE MY PROXY AND CHANGE MY VOTE?

Yes. You may revoke your proxy and change your vote at any time prior to the vote at the Annual Meeting.

If you are the registered owner, you may revoke your proxy and change your vote by:

- submitting a new proxy bearing a later date (which automatically revokes the earlier proxy);
- giving notice of your changed vote to us in writing mailed to the attention of Todd Carlson, Secretary, at our corporate office specified above;
- attending the Annual Meeting and giving oral notice of your intention to vote in person; or
- re-voting by telephone or internet.

You should be aware that simply attending the Annual Meeting will not in and of itself constitute a revocation of your proxy.

WILL MY VOTE BE KEPT CONFIDENTIAL?

Yes, your vote will be kept confidential and not disclosed to us unless:

- required by law;
- you expressly request disclosure on your proxy; or
- there is a proxy contest.

WHO WILL PAY THE COSTS OF SOLICITING PROXIES?

The Company is soliciting this proxy and we will bear all costs of this proxy solicitation. Proxies may be solicited by mail, e-mail, telephone, or by other electronic means and our directors, officers, and regular employees may solicit proxies personally or by mail, e-mail, telephone, or other electronic means for which solicitation they will not receive any additional compensation. We will reimburse brokerage firms, custodians, fiduciaries, and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request. We have engaged Okapi Partners LLC to assist us in soliciting proxies. We anticipate paying a fee of $13,000 plus expenses for these services.

WHAT OTHER BUSINESS WILL BE PRESENTED AT THE ANNUAL MEETING?

As of the date of this proxy statement, the Board knows of no other business that may properly be, or is likely to be, brought before the Annual Meeting. If any other matters should arise at the Annual Meeting, the persons named as proxy holders, Adam Miller and Andrew Hess, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If, for any unforeseen reason, any director nominees are not available to serve as a director, the named proxy holders will vote your proxy for such other director candidate or candidates as may be nominated by the Board.

WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

We intend to report voting results of the Annual Meeting on Form 8-K within four business days after the Annual Meeting.

WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

You may receive more than one set of voting materials. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account. If you are a registered owner and your shares are registered in more than one name you will receive more than one proxy card. Please vote each proxy and instruction card that you receive.

WHO CAN HELP ANSWER MY QUESTION?

If you have questions concerning a proposal, or the Annual Meeting, are requesting copies of this proxy statement, or if you need directions to or special assistance at the Annual Meeting, please call our Secretary at (602) 606-6684 or e-mail the Secretary at tcarlson@knighttrans.com. In addition, information regarding the Annual Meeting is available via the Internet at our website, *www.knight-swift.com*.

Other Matters

We are not aware of any other matters to be conducted at the meeting. The Company's by-laws require stockholders to give advance notice of any proposal intended to be presented at the Annual Meeting. The deadline for this notice has passed and we did not receive any such notices. If any other matter properly comes before the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

Additional Information

Upon request, the Company will provide by first class mail, to each stockholder of record on the Record Date, without charge, a copy of this proxy statement, the proxy card, and the Company's Annual Report for the fiscal year ended December 31, 2023, including the required financial statements and financial statement schedules. Written requests for this information should be directed to: Secretary, Knight-Swift Transportation Holdings Inc., 2002 West Wahalla Lane, Phoenix, Arizona 85027.

Stockholder Proposals

Matters for Inclusion in the Proxy Materials for the 2025 Annual Meeting of Stockholders

To be eligible for inclusion in our proxy materials relating to the 2025 Annual Meeting of Stockholders, stockholder proposals intended to be presented at that meeting (other than proxy access nominations) must be received in writing by us on or before December 5, 2024. However, if the date of the 2025 Annual Meeting of Stockholders is more than thirty days before or after May 14, 2025, then the deadline for submitting any such stockholder proposal for inclusion in the proxy materials relating to the 2025 Annual Meeting of Stockholders shall be a reasonable time before we begin to print or mail such proxy materials. Proposals (other than proxy access nominations) must concern a matter that may be properly considered and acted upon at the annual meeting in accordance with applicable laws and regulations and our by-laws, committee charters, and policies, and must otherwise comply with Rule 14a-8 of the Exchange Act and we reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these requirements.

Matters for Consideration at the 2025 Annual Meeting of Stockholders, but not for Inclusion in the Proxy Materials

If, pursuant to our by-laws, any stockholder intends to present a proposal at the 2025 Annual Meeting of Stockholders without inclusion of such proposal in our proxy materials, we must receive notice of such proposal no earlier than January 14, 2025, and no later than February 13, 2025. Any notice received prior to January 14, 2025, or after February 13, 2025 is untimely. However, if the date of the 2025 Annual Meeting of Stockholders is more than thirty days before or after May 14, 2025, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the first day on which the notice of the date of the 2025 Annual Meeting was mailed or public disclosure of the date of the annual meeting was otherwise made, whichever occurs first. Pursuant to Rule 14(a)-4(c)(1) under the Exchange Act, the proxy holders designated by an executed proxy in the form accompanying our proxy statement for our next annual meeting will have discretionary authority to vote on any such untimely stockholder proposal that is considered at the next annual meeting.

Nominations of Individuals for Election as Directors at the 2025 Annual Meeting of Stockholders Using Proxy Access

Under the proxy access provisions of our by-laws, stockholders who meet the requirements set forth in our by-laws may submit director nominations for inclusion in the proxy materials. Proxy access nominations for the 2025 Annual Meeting of Stockholders must be received by the Company no earlier than November 5, 2024, and no later than December 5, 2024. However, if the date of the 2025 Annual Meeting of Stockholders is more than thirty days before or after May 14, 2025, then the deadline for submitting any such proxy access nominations is the later of the close of business on the date that is 180 days prior to the date of the 2025 Annual Meeting of Stockholders or the tenth day following the date that such date of the 2025 Annual Meeting of Stockholders is first publicly announced or disclosed. Proxy access nominations must meet all requirements set forth in our by-laws and include the additional information required by Rule 14a-19(b) under the Exchange Act.

Nominations of Individuals for Election as Directors at the 2025 Annual Meeting of Stockholders (other than through Proxy Access)

Under our by-laws, a stockholder's notice of director nominations to be considered at our 2025 Annual Meeting of Stockholders, but not included in our proxy materials, must be received by the Company no earlier than January 14, 2025 and no later than February 13, 2025. However, if the date of the 2025 Annual Meeting of Stockholders is more than thirty days before or after May 14, 2025, then the deadline for submitting such notice is the close of business on the tenth day following the first day on which the notice of the date of the 2025 Annual Meeting was mailed or public disclosure of the date of the annual meeting was otherwise made, whichever occurs first. Stockholder director nominations must meet all of the requirements set forth in our by-laws.

All stockholder proposals (including proxy access nominations) should be sent via certified mail, return receipt requested, to Knight Transportation, Inc.; c/o Todd Carlson, Secretary, 2002 West Wahalla Lane, Phoenix, Arizona 85027.

Non-GAAP Reconciliations and Definitions

FREE CASH FLOW

	2023 (in thousands)
GAAP: Cash flows from operations	$ 1,161,676
Adjusted for:	
Proceeds from sale of property and equipment, including assets held for sale	292,627
Purchases of property and equipment	(1,071,611)
Non-GAAP: Free cash flow	$ 382,692

ADJUSTED OPERATING RATIO

	2023 (in thousands)
GAAP: Total revenue	$ 7,141,766
Total operating expenses	(6,803,613)
Operating income	$ 338,153
Operating ratio	95.3 %
Non-GAAP Presentation	
Total revenue	$ 7,141,766
Truckload and LTL fuel surcharge	(833,597)
Revenue, excluding truckload and LTL fuel surcharge	6,308,169
Total operating expenses	6,803,613
Adjusted for:	
Truckload and LTL fuel surcharge	(833,597)
Amortization of intangibles[1]	(70,138)
Impairments[2]	(2,236)
Legal accruals and loss contingencies[3]	(7,694)
Transaction fees[4]	(6,868)
Other acquisition related expenses[5]	(7,697)
Severance expense[6]	(5,151)
Change in fair value of deferred earnout[7]	3,359
Adjusted Operating Expenses	5,873,591
Adjusted Operating Income	$ 434,578
Non-GAAP: Adjusted Operating Ratio	93.1 %

1 "Amortization of intangibles" reflects the non-cash amortization expense relating to intangible assets identified in the 2017 Merger, the AAA Cooper acquisition, the U.S. Xpress acquisition, and other acquisitions.

2 "Impairments" reflects the non-cash impairments related to certain revenue equipment held for sale (within the Truckload segment) and terminated software projects (recorded within our All Other Segments, specifically related to our third-party insurance business).

3 "Legal accruals and loss contingencies" reflect the following:
   • During the fourth quarter of 2023, the Company recorded estimated exposure for various legal matters. Additionally, the Company identified a probable loss contingency related to our third-party carrier insurance business included within our All Other segments.
   • During the second and third quarters of 2023, legal expense reflects the increased estimated exposures for various accrued legal matters based on recent settlement agreements.
   • First quarter 2023 legal expense reflects a decrease in the estimated exposure related to an accrued legal matter previously identified as probable and estimable in prior periods based on a recent settlement agreement.

4 "Transaction fees" reflects certain legal and professional fees associated with the July 1, 2023 acquisition of U.S. Xpress.

5 "Other acquisition related expenses" represents one-time expenses associated with the U.S. Xpress acquisition, including certain severance expense, including the acceleration of stock compensation as well as other operating expenses.

6 "Severance expense" is included within "Salaries, wages, and benefits" in the condensed statements of comprehensive income.

7 "Change in fair value of deferred earnout" reflects the benefits for the change in fair value of deferred earnouts related to various acquisitions in the prior years.

Forward-looking Statements

This proxy statement contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended. These statements are based on management's current expectations and involve substantial risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include, but are not limited to, statements regarding (i) future actions and benefits relating to our executive compensation programs, (ii) future leadership and succession, (iii) ESG and sustainability initiatives and results, including, but not limited to, future equipment and technology and future fuel efficiency and emissions, (iv) future growth (whether organic or inorganic), capital allocation, diversification, LTL and truckload networks, seasonality, cyclicality, and asset intensity, (v) future effects and performance of acquisitions, including U.S. Xpress and integration efforts with respect thereto, and (vi) future safety, workforce development, and inclusivity and diversity initiatives and performance. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements should be evaluated together with the many uncertainties that affect our business, particularly those mentioned under the heading "Risk Factors" in our annual report on Form 10-K, and in the periodic reports that we file with the SEC on Form 10-Q and Form 8-K.




2023 ANNUAL REPORT TO STOCKHOLDERS

This 2023 Annual Report to our stockholders contains an overview of Knight-Swift's business, as well as information regarding Knight-Swift's operations during 2023 and other information that our stockholders may find useful. Our 2023 Annual Report includes certain items from our 2023 Annual Report on Form 10-K, filed with the SEC on February 22, 2024. Please note that the 2023 Annual Report on Form 10-K is not incorporated by reference into this 2023 Annual Report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain statements that may be considered "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 27A of the Securities Act of 1933, as amended. All statements, other than statements of historical or current fact, are statements that could be deemed forward-looking statements, including without limitation:

- any projections of earnings, revenues, cash flows, dividends, capital expenditures, or other financial items,
- any statement of plans, strategies, and objectives of management for future operations,
- any statements concerning proposed acquisition plans, new services or developments,
- any statements regarding future economic conditions or performance, and
- any statements of belief and any statements of assumptions underlying any of the foregoing.

In this Annual Report, forward-looking statements include statements we make concerning:

- our ability to gain market share and adapt to market conditions, the ability of our infrastructure to support future growth, future market position, and the ability, desire, and effects of expanding our service offerings (including expansion of our LTL network), whether we grow organically or through potential acquisitions,
- our ability to recruit and retain qualified driving associates,
- future safety performance,
- future performance of our segments or businesses,
- future capital expenditures, equipment prices (including used equipment) and availability, our equipment purchasing or leasing plans, and mix of our owned versus leased revenue equipment, and our equipment turnover,
- the impact of pending legal proceedings,
- future insurance claims, coverage, coverage limits, premiums, and retention limits, including exposure through our Iron Insurance line of business,
- the expected freight environment, including freight demand, capacity, seasonality, and volumes,
- economic conditions and growth, including future inflation, consumer spending, supply chain conditions, labor supply and relations, and US Gross Domestic Product ("GDP") changes,
- expected liquidity and methods for achieving sufficient liquidity, including our expected need or desire to incur indebtedness and our ability to comply with debt covenants,
- future fuel prices and availability and the expected impact of fuel efficiency initiatives,
- future expenses, including depreciation and amortization, interest rates, cost structure, and our ability to control costs,
- future rates, operating profitability and margin, asset utilization, and return on capital,
- future third-party service provider relationships and availability, including pricing terms,
- future contracted pay rates with independent contractors, ability to lease equipment to independent contractors, and compensation arrangements with driving associates,
- future capital allocation, capital structure, capital requirements, and growth strategies and opportunities,
- future share repurchases and dividends,

- future tax rates,

- expected tractor and trailer fleet age, fleet size, and demand for trailer fleet,

- future investment in and deployment of new or updated technology or services,

- future classification of our independent contractors, including the impact of new laws and regulations regarding classification,

- political conditions and regulations, including conflicts, trade regulation, quotas, duties, or tariffs, and any future changes to the foregoing,

- the U.S. Xpress transaction, including integration efforts and any future effects of the acquisition, and

- others.

Such statements may be identified by their use of terms or phrases such as "believe," "may," "could," "will," "would," "should," "expects," "designed," "likely," "foresee," "goals," "seek," "target," "forecast," "estimates," "projects," "anticipates," "plans," "intends," "hopes," "strategy," "objective," "mission," "continue," "outlook," "potential," "feel," and similar terms and phrases. Forward-looking statements are based on currently available operating, financial, and competitive information. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to materially differ from those set forth in, contemplated by, or underlying the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" in this Annual Report, and various disclosures in our press releases, stockholder reports, and other filings with the SEC.

All such forward-looking statements speak only as of the date of this Annual Report. You are cautioned not to place undue reliance on such forward-looking statements. We expressly disclaim any obligation or undertaking to publicly release any updates or revisions to any forward-looking statements contained herein, to reflect any change in our expectations with regard thereto, or any change in the events, conditions, or circumstances on which any such statement is based.

2023 ANNUAL REPORT - GLOSSARY OF TERMS

The following glossary provides definitions for certain acronyms and terms used in this Annual Report on Form 10-K. These acronyms and terms are specific to our company, commonly used in our industry, or are otherwise frequently used throughout our document.

Term	Definition
Knight-Swift/the Company/Management/ We/Us/Our	Unless otherwise indicated or the context otherwise requires, these terms represent Knight-Swift Transportation Holdings Inc. and its subsidiaries.
Annual Report	Annual Report on Form 10-K
2012 ESPP	Employee Stock Purchase Plan, effective beginning in 2012, amended and restated in 2018
2014 Stock Plan	The Company's second amended and restated 2014 Omnibus Incentive Plan
2017 Merger	The September 8, 2017 merger of Knight and Swift, pursuant to which we became Knight-Swift Transportation Holdings Inc.
2021 Debt Agreement	The Company's unsecured credit agreement, entered into on September 3, 2021, consisting of the 2021 Revolver and 2021 Term Loans, which are defined below
2021 Prudential Notes	The unsecured Second Amended and Restated Note Purchase and Private Shelf Agreement, entered into on September 3, 2021, maturing October 2023 through January 2028
2021 Revolver	Revolving line of credit under the 2021 Debt Agreement, maturing on September 3, 2026
2021 Term Loans	The Company's term loans under the 2021 Debt Agreement, collectively consisting of the 2021 Term Loan A-1, 2021 Term Loan A-2 and 2021 Term Loan A-3
2021 Term Loan A-1	The Company's term loan under the 2021 Debt Agreement, which matured on December 3, 2022
2021 Term Loan A-2	The Company's term loan under the 2021 Debt Agreement, maturing on September 3, 2024
2021 Term Loan A-3	The Company's term loan under the 2021 Debt Agreement, maturing on September 3, 2026
2023 Term Loan	The Company's term loan entered into on June 22, 2023, maturing on September 3, 2026
2022 RSA	Sixth Amendment to the Amended and Restated Receivables Sales Agreement, entered into on October 3, 2022 by Swift Receivables Company II, LLC with unrelated financial entities
2023 RSA	Seventh Amendment to the Amended and Restated Receivables Sales Agreement, entered into on October 23, 2023 by Swift Receivables Company II, LLC with unrelated financial entities
ACT	AAA Cooper Transportation, and its affiliated entity
ACT Acquisition	The Company's acquisition of 100% of the securities of ACT on July 5, 2021
ASC	Accounting Standards Codification Topic (or subtopic)
ASU	Accounting Standards Update
Board	Knight-Swift's Board of Directors
BSBY	Bloomberg Short-Term Bank Yield Index
COVID-19	Viral strain of a coronavirus which led the World Health Organization to declare a global pandemic in March 2020
C-TPAT	Customs-Trade Partnership Against Terrorism
CSA	Compliance Safety Accountability
DOT	United States Department of Transportation
ELD	Electronic Logging Device
Eleos	Eleos Technologies, LLC
Embark	Embark Technology Inc. and its related entities
EPA	United States Environmental Protection Agency
EPS	Earnings Per Share
FASB	United States Financial Accounting Standards Board
FLSA	United States Fair Labor Standards Act
FMCSA	United States Federal Motor Carrier Safety Administration
GAAP	United States Generally Accepted Accounting Principles
GDP	Gross Domestic Product
Knight	Unless otherwise indicated or the context otherwise requires, this term represents Knight Transportation, Inc. and its subsidiaries.

2023 ANNUAL REPORT - GLOSSARY OF TERMS

The following glossary provides definitions for certain acronyms and terms used in this Annual Report on Form 10-K. These acronyms and terms are specific to our company, commonly used in our industry, or are otherwise frequently used throughout our document.

Term	Definition
LTL	Less-than-truckload
Mohave	Mohave Transportation Insurance Company, a wholly-owned captive insurance subsidiary
MME	MME, Inc. and its subsidiary, Midwest Motor Express, Inc.
NASDAQ	National Association of Securities Dealers Automated Quotations
NLRB	United States National Labor Relations Board
NYSE	New York Stock Exchange
Red Rock	Red Rock Risk Retention Group, Inc., a wholly-owned captive insurance subsidiary
RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
SOFR	Secured overnight financing rate as administered by the Federal Reserve Bank of New York
SPA	Stock Purchase Agreement
Swift	Unless otherwise indicated or the context otherwise requires, this term represents Swift Transportation Company and its subsidiaries.
U.S. Xpress	U.S. Xpress Enterprises, Inc. and its subsidiaries
U.S. Xpress Acquisition	The Company's acquisition of 100% of the securities of U.S. Xpress on July 1, 2023
UTXL	UTXL Enterprises, Inc.
US	The United States of America
Warehousing Co.	Warehousing company, acquired by the Company on January 1, 2020

Certain acronyms and terms used throughout this Annual Report are specific to our company, commonly used in our industry, or are otherwise frequently used throughout our document. Definitions for these acronyms and terms are provided in the "Glossary of Terms," available in the front of this document.

Company Overview

Knight-Swift Transportation Holdings Inc. is one of North America's largest and most diversified freight transportation companies, providing multiple full truckload, LTL, intermodal, and other complementary services. Our objective is to operate our business with industry-leading margins, continued organic growth and growth through acquisitions while providing safe, high-quality, cost-effective solutions for our customers. Knight-Swift uses a nationwide network of business units and terminals in the US and Mexico to serve customers throughout North America. In addition to operating one of the country's largest truckload fleets, Knight-Swift also contracts with third-party equipment providers to provide a broad range of transportation services to our customers while creating quality driving jobs for our driving associates and successful business opportunities for independent contractors.

During 2023, we covered 1.6 billion loaded miles for shippers throughout North America, contributing to consolidated total revenue of $7.1 billion and consolidated operating income of $0.3 billion. During 2023, the Truckload segment operated an average of 20,948 tractors (comprised of 18,821 company tractors and 2,127 independent contractor tractors) and 87,865 trailers. Our LTL segment operated an average of 3,201 tractors and 8,482 trailers. Additionally, the Intermodal segment operated an average of 639 tractors and 12,730 intermodal containers. Our four reportable segments are Truckload, LTL, Logistics, and Intermodal.

We have historically grown through a combination of organic growth, and through mergers and acquisitions (discussed below). Mergers and acquisitions have enhanced our business and service offerings with additional terminals, driving associates, revenue equipment, and capacity. Our multiple service offerings, capabilities, and transportation modes enable us to transport, or arrange transportation for, general commodities for our diversified customer base throughout the US and Mexico using our equipment, information technology, and qualified driving associates and non-driver employees. We are committed to providing our customers with a wide range of full truckload, LTL, logistics, and intermodal services and continuing to invest considerable resources toward developing a range of solutions for our customers across multiple service offerings and transportation modes. Our overall objective is to provide full truckload, LTL, logistics, and intermodal services that, when combined, lead the industry in margin and growth, while providing efficient and cost-effective solutions for our customers.

Business Combinations and Investments

We became Knight-Swift Transportation Holdings Inc. on September 8, 2017 through the 2017 Merger transaction. Since 1966, we have continuously expanded our nationwide network and our service offerings through organic growth, as well as through the acquisition of twenty-four companies.

See Note 1 and Note 4 to the consolidated financial statements in this Annual Report for more information regarding the 2017 Merger and our recent acquisitions. See Note 6 to the consolidated financial statements in this Annual Report, regarding our partnership agreements with Transportation Resource Partners and our other equity investments in transportation-related companies.

Industry and Competition

The trucking industry has two primary types of motor carriers: full truckload and LTL. Full truckload carriers represent the largest part of the transportation supply chain for most retail and manufactured goods in North America and typically transport a full trailer (or container) of freight for a single customer from origin to destination without intermediate sorting and handling. By contrast, LTL carriers typically transport multiple shipments from multiple customers in the same trailer (or container). LTL shipments are then sent through a network of service centers where they may be conveyed to other trailers with nearby destinations. Generally, the full truckload industry is compensated based on miles, whereas the LTL industry is compensated based on freight density and length of haul. Overall, the US transportation and logistics industry is large, fragmented, and highly competitive. We compete with thousands of full truckload carriers, most of whom operate significantly smaller fleets than we do, as well as a number of national, regional, and inter-regional LTL carriers. Our trucking segments compete with other motor carriers for the services of driving associates, independent contractors, and management and other employees. To a lesser extent, our intermodal and logistics businesses compete with railroads, LTL carriers, logistics providers, and other transportation companies. Our logistics businesses compete with other logistics companies for the services of third-party capacity providers and management employees.

Our industry has recently encountered the following major economic cycles:

Period	Economic Cycle
2017 — 2019	strong cycle, driven by a record pricing climate through 2018. The industry experienced increased demand through 2018 for transportation services, including contract and non-contract market demand, partially due to a strong retail season. Capacity became tighter in the second half of 2017 and throughout 2018, due to increasing government regulation, the driver shortage, and severe storms interrupting business, among other factors. Capacity increased in the second half of 2018 leading to an oversupply during 2019, lower spot market rates, and downward pressure on contract rates.
2020 — 2021	the COVID-19 pandemic led to a new source of volatility throughout the global market in 2020. Economic activities were significantly curtailed across the nation at the onset of 2020, but began to resume in the second half of the year. Accordingly, demand in the freight market was weak in the beginning of the year and gradually strengthened in the second half of the year. The 2020 freight environment was disrupted, with unpredictable shipping volumes, shifts in pricing, and continued challenges in driver sourcing throughout the year. The COVID-19 pandemic continued to be a source of volatility throughout the global market in 2021 creating supply chain disruptions, increased demand for many products, tight transportation capacity and congestion at ocean ports and rail terminals.
2022 — 2023	some momentum from 2021 continued into the first quarter of 2022, but the remainder of 2022 and 2023 was characterized by uncertainty in the broader economy based on continuing responses to the COVID-19 pandemic abroad, conflicts overseas, waning consumer confidence, and significant inflationary pressures on equipment, fuel, maintenance, labor, and other cost items. Overall consumer demand moderated and shippers worked through inventory overhangs as we experienced ongoing congestion at ports and labor challenges in the rail industry. Capacity, particularly smaller carriers, exited the market, primarily due to diminished non-contract opportunities and meaningfully higher operating costs, leading to a declining used equipment market and a volatile insurance market. These factors culminated in muted peak seasons with fewer spot and project opportunities.

The principal means of competition in our industry are customer service and relationships, capacity, and price. In times of strong freight demand, customer service and capacity become increasingly important, and in times of weak freight demand, pricing becomes increasingly important. Most trucking contracts (other than dedicated contracts) do not guarantee truck availability or shipment volumes. Pricing is influenced by supply and demand.

The trucking industry faces the following primary challenges, which we believe we are well-positioned to address, as discussed under "Our Competitive Strengths" and "Our Mission and Company Strategy," below:

- tightening industry capacity;
- cumulative impacts of regulatory initiatives, such as ELDs, hours-of-service limitations for drivers, and others;
- uncertainty in the economic environment, including inflation, rising interest rates, and changing supply chain and consumer spending patterns;
- driver shortages;
- increased insurance costs as significant verdicts and settlement amounts for accident claims impact the industry;

- significant and rapid fluctuations in fuel prices and availability, including in connection with the conflicts in Ukraine and the Middle East; and

- increased prices for and constrained availability of new revenue equipment, design changes of new engines, advancements in technology of revenue equipment, and volatility in the used equipment sales market and insurance market.

Our Competitive Strengths

As a provider of multiple transportation solutions, including one of North America's largest truckload fleets, we believe that our principal competitive strengths are our regional presence, customer service (including our ability to provide multiple transportation solutions and configuration of equipment that satisfies customers' needs), operating efficiency, cost control, and technological enhancements in our revenue equipment and supporting back-office functions, and our diverse offerings that allow us to offer multiple transportation services.

Regional Truckload and LTL Presence

We believe that regional truckload operations, which expanded with the 2017 Merger and our recent acquisitions of U.S. Xpress, and other companies, combined with our entrance into the LTL industry through our acquisitions of ACT and MME, offer several advantages, including:
- obtaining greater freight volumes,
- achieving higher revenue per mile by focusing on high-density freight lanes to minimize non-revenue miles,
- enhancing our ability to recruit and train qualified driving associates,
- enhancing safety and driving associate development and retention,
- enhancing our ability to provide a high level of service and consistent capacity to our customers,
- enhancing accountability for performance and growth,
- furthering our full truckload capabilities to provide various shipping solutions to our customers,
- expanding into the LTL space,
- furthering our logistics capabilities to contract with more third-party capacity providers, and
- extending our transportation infrastructure, knowledge and scale to strengthen our relationships with third party providers.

Operating Efficiency and Cost Control

We expect to increase operational efficiencies through the adoption of best practices and capabilities across our brands, as well as the overall size of our company. We operate modern tractors and trailers in order to obtain operating efficiencies and attract and retain driving associates. We believe a generally compatible fleet of tractors and trailers simplifies our maintenance procedures and reduces parts, supplies, and maintenance costs. We regulate vehicle speed, which we believe will maximize fuel efficiency, reduce wear and tear, and enhance safety. We continue to update our fleet with more fuel-efficient and emission compliant engines, install aerodynamic devices on our tractors, and equip our trailers with trailer blades, which have led to meaningful improvements in fuel efficiency. We continue to invest capital in new equipment in our Truckload and LTL businesses to take advantage of improvements in tractor cab aerodynamic drag, engine efficiency, and developing fuel saving technologies, including continuing our investment in installing Start-Stop idle reduction technology in substantially all of our tractors to reduce emissions. Our logistics and intermodal businesses focus on effectively optimizing and meeting the transportation and logistics requirements of our customers and providing customers with various sources and modes of transportation capacity across our nationwide service network. We invest in technology that enhances our ability to optimize our freight opportunities while maintaining a low cost per transaction.

Customer Service

We strive to provide superior, on-time service at a meaningful value to our customers and seek to establish ourselves as a preferred transportation solutions provider for our customers. We provide full truckload and LTL capacity for customers in high-density lanes, where we can provide a high level of service, as well as flexible and customized logistics services on a nationwide basis. Our full truckload and LTL services together include dry van, refrigerated, and drayage, dedicated, expedited, and cross-border truckload lanes, customized according to customer needs. Our logistics and intermodal services include brokerage, intermodal, and certain logistics, freight management, and non-trucking services, which provide various shipping alternatives and transportation modes for customers by leveraging our extensive trailer fleet, enabling us to provide "power only" services that offer our customers additional flexibility and efficiency, and utilizing our expansive network of third-party capacity providers and rail partners. We price our full truckload, LTL, logistics, and intermodal services commensurately with the level of service our customers require and market conditions. By providing customers a high level of service, we believe we avoid competing solely based on price.

Using Technology that Enhances Our Business

We purchase and deploy technology that we believe will allow us to operate more safely, securely, and efficiently. Substantially all of our company-owned tractors are equipped with in-cab communication devices that enable us to communicate with our driving associates, obtain load position updates, manage our fleets, and provide our customers with freight visibility, as well as with ELDs that automatically record our driving associates' hours-of-service. The majority of our trailers are equipped with trailer-tracking technology that allows us to better manage our trailers. We have purchased and developed software for our logistics businesses that provides greater visibility of the capacity of our third-party providers and enhances our ability to provide our customers with solutions that offer a superior level of service. We have automated many of our back-office functions, and we continue to invest in technology that we expect will allow us to better serve our customers and improve overall efficiency.

Diverse Service Offerings with Multiple Transportation Solutions

With the addition of LTL services in 2021, we have further expanded our service capabilities while diversifying our revenue streams. We believe our diversified mix and scope of full truckload, LTL, logistics and intermodal services, combined with our value-added service offerings, allows us to provide our customers with one source to meet their shipping and logistics needs, and represents a significant advantage over most of our competitors. We continue to invest considerable resources toward developing a range of solutions for our customers across multiple service offerings and transportation modes to continue to provide efficient and cost-effective solutions for our customers.

Our Mission and Company Strategy

Our mission is to operate full truckload, LTL, logistics, intermodal and related businesses that are industry leading in both margin and growth, while providing cost-effective solutions for our customers. Our success depends on our ability to efficiently and effectively manage our resources in providing transportation and logistics solutions to our customers, as well as our ability to leverage efficiencies and best practices across our brands. We evaluate growth opportunities based on customer demand and supply chain trends, availability of drivers and third-party capacity providers, expected returns on invested capital, expected net cash flows, and our company-specific capabilities.

Segment Operating Strategies	
Truckload Segment	Our operating strategy for our Truckload segment is to achieve a high level of asset utilization within a highly disciplined operating system, while maintaining strict controls over our cost structure. We hope to achieve these goals by primarily operating in high-density, predictable freight lanes and attempting to develop and expand our customer base around each of our terminals by providing multiple truckload services for each customer. We believe this operating strategy allows us to take advantage of the large amount of freight transported in the markets we serve. Our terminals enable us to better serve our customers and work more closely with our driving associates. We operate a premium modern fleet that we believe appeals to driving associates and customers, reduces maintenance expenses and driving associate and equipment downtime, and enhances our fuel and other operating efficiencies. We employ technology in a cost-effective manner to assist us in controlling operating costs and enhancing revenue. Most recently, we have expanded our Truckload operations with the addition of U.S. Xpress in the third quarter of 2023.
LTL Segment	Our LTL segment was established in 2021 by the ACT and MME acquisitions, and we have since added 14 service centers, representing 368 doors as we seek to expand our LTL network to provide nationwide in-house coverage. Our operating strategy for our LTL segment is to provide regional direct service and serve our customers' national transportation needs by utilizing key partner carriers for coverage areas outside of our network. Significant investment is needed to establish and maintain a network of LTL service centers. The substantial fixed costs and capital expenditures required for LTL carriers make it challenging for new entrants or small operators to effectively compete with established carriers. We plan to grow the LTL segment through organic growth and acquisitions and believe a national expansion effort will provide enhanced value to our customers. Our business strategy includes the continuous evaluation of yield management from each customer's commodity mix and shipping volume in their corresponding lanes. Additionally, a key component of our strategy is our focused effort with respect to improving utilization of our people, technology, and other resources to maximize operational efficiency while ensuring our customers' freight is delivered safely and timely.
Logistics Segment	Our operating strategy for our Logistics segment is to match the shipping needs of our customers with the capacity provided by our network of third-party carriers and our rail providers. Our goal is to increase our market presence, both in existing operating regions and in other areas where we believe the freight environment meets our operating strategy, while seeking to achieve industry-leading operating margins and returns on investment.
Intermodal Segment	Our operating strategy for our Intermodal segment is to complement our regional operating model, allowing us to better serve customers in longer haul lanes, while leveraging our investments in fixed assets. We have intermodal agreements with most major North American rail carriers.

Growth Strategies
We believe we have the terminal network, systems capability, and management capacity to support substantial growth. We have established a geographically diverse network that we believe can support a substantial increase in freight volumes, both organically and through acquisitions. Our network and business lines afford us the ability to provide multiple transportation solutions for our customers, and we maintain the flexibility within our network to adapt to freight market conditions. We believe our unique mix of regional management, together with our consistent efforts to centralize certain business functions to achieve collective economies of scale, allow us to develop future company leaders with relevant operating and industry experience, minimize the potential diseconomies of scale that can come with growth in size, take advantage of regional knowledge concerning capacity and customer shipping needs, and manage our overall business with a high level of performance accountability.

Strengthening our customer relationships	We market our services to both existing and new customers who value our broad geographic coverage, suite of transportation and logistics services, and industry-leading full truckload and LTL capacity and freight lanes that complement our existing operations. We seek customers who will diversify our freight base. We market our Truckload and LTL dry van, refrigerated, drayage, brokerage, and intermodal services, including dedicated and cross-border services within those offerings, to logistics customers seeking a single-source provider of multiple services but do not currently take advantage of our full array of transportation solutions.
Improving asset productivity	We focus on improving the revenue generated from our tractors and trailers without compromising safety. We anticipate that we can accomplish this objective through increased miles driven and rate per mile in our Truckload businesses. In our LTL business, our primary focus is increasing density, realizing efficiencies from connecting our ACT and MME networks, and obtaining appropriate yield, measured by revenue per hundredweight.
Acquiring and growing opportunistically	We regularly evaluate potential opportunities for mergers, acquisitions, and other development and growth opportunities. We became Knight-Swift Transportation Holdings Inc. on September 8, 2017 through the 2017 Merger transaction. Since 1966, we have expanded our nationwide network and our service offerings through organic growth, as well as through the acquisition of twenty-four companies including our most recent U.S. Xpress Acquisition.
Expanding existing Truckload terminals and LTL door count	Historically, a substantial portion of our Truckload revenue growth has been generated by our expansion into new geographic regions through the opening of additional terminals. Although we continue to seek opportunities to further increase our Truckload business in this manner, our primary focus is on developing and expanding our existing terminals by strengthening our customer relationships, recruiting qualified driving associates and non-driver employees, adding new customers, and expanding the range of transportation and logistics solutions offered from these terminals. With our acquisitions of ACT and MME we have created a super-regional LTL footprint and continue to seek opportunities to expand our door count and expand network coverage.
Diversifying our service offerings	We are committed to providing our customers a broad and growing range of full truckload, LTL, logistics, and intermodal services and continue to invest considerable resources toward developing a range of solutions for our customers. We believe that these offerings contribute meaningfully to our results and reflect our strategy to bring complementary services to our customers to assist them with their supply chain needs. We plan to continue to leverage our nationwide footprint and expertise to add value to our customers through our diversified service offerings.

Customers and Marketing

Marketing

Our marketing mission is to be a strategic, efficient transportation capacity partner for our customers by providing transportation and logistics solutions customizable to the unique needs of our customers. We deliver these capacity solutions through our network of owned assets, independent contractors, third-party capacity providers, and rail providers. The diverse and premium services we offer provide a comprehensive approach to supply chain solutions for our customers. At December 31, 2023, we had a sales staff of approximately 200 individuals across the US and Mexico, who work closely with management to establish and expand accounts. Our sales and marketing leaders are members of our senior management team, who are assisted by other sales professionals in each segment. Our sales team emphasizes our industry-leading service, environmental leadership, and ability to accommodate a variety of customer needs, while providing consistent capacity and financial strength and stability.

Customers

Our customers are typically large corporations in the retail (including discount and online retail), food and beverage, consumer products, paper products, transportation and logistics, housing and building, automotive, and manufacturing industries. Many of our customers have extensive operations, geographically distributed locations, and diverse shipping needs.

Consistent with industry practice, our typical customer contracts (other than dedicated contracts) do not guarantee shipment volumes by our customers or truck availability by us. This affords us and our customers some flexibility to negotiate rates in response to changes in freight demand and industry-wide truck capacity.

Our dedicated services within the Truckload and LTL segments assign particular driving associates and revenue equipment to prescribed routes, pursuant to multi-year agreements. This dedicated service provides individual customers with a guaranteed source of capacity and allows our driving associates to have more predictable schedules and routes. Under our dedicated transportation services, we provide driving associates, equipment, maintenance, and, in some instances, transportation management services that supplement the customer's in-house transportation department.

A majority of our terminals are linked to our corporate information technology systems at our headquarters. The capabilities of this system and its software enhance our operating efficiency by providing cost-effective access to detailed information concerning equipment location and availability, shipment tracking, on-time delivery status, and other specific customer requirements. The system also enables us to respond promptly and accurately to customer requests and assists us in geographically matching available equipment with customer loads. Additionally, our customers can track shipments and obtain copies of shipping documents via our website. We also provide electronic data interchange services to customers desiring these services.

We believe our fleet capacity, terminal network, customer service and breadth of services offer a competitive advantage to major shippers, particularly in times of rising freight volumes when shippers must quickly access capacity across multiple facilities and regions.

We strive to maintain a diversified customer base. Services provided to our largest customer generated 11.2% and 13.1% of total revenue in 2023 and 2022, respectively. Revenue generated by our largest customer is reported in each of our reportable operating segments. No other customer accounted for 10% or more of total revenue in 2023 or 2022.

Our top 25 customers drive a substantial portion of our total revenue, as follows:

- In 2023, our top 25, top 10, and top 5 customers accounted for 45.3%, 31.5%, and 22.7% of our total revenue, respectively.
- In 2022, our top 25, top 10, and top 5 customers accounted for 48.5%, 36.1%, and 26.8% of our total revenue, respectively.

Revenue Equipment

We operate a modern fleet of company tractors intended to help attract and retain driving associates, promote safe operations, and reduce maintenance and repair costs.

In 2023, we obtained our revenue equipment through a combination of cash purchases and finance leases. We typically obtain tractors and trailers manufactured to our specifications in order to meet a wide variety of customer needs. Growth of our tractor and trailer fleet is determined by market conditions and our experience and expectations regarding equipment utilization. In acquiring revenue equipment, we consider a number of factors, including economy, price, rate, economic environment, technology, warranty terms, manufacturer support, driving associate comfort, and resale value. We maintain strong relationships with our equipment vendors and have the financial flexibility to react as market conditions dictate.

Our current approach is to replace our tractors between four and nine years after purchase and to replace our trailers every seven or more years. Changes in the current market for used tractors and trailers, regulatory changes, and difficult market and supply chain conditions faced by tractor and trailer manufacturers may result in price increases that may affect the period of time for which we operate our equipment.

Our newer equipment has enhanced features, which we believe tends to lower the overall life cycle costs by reducing safety-related expenses, lowering repair and maintenance expenses, improving fuel economy, and improving driving associate satisfaction. In 2024 and beyond, we will continue to monitor the appropriateness of this relatively short tractor trade-in cycle against the lower capital expenditure and financing costs of a longer tractor trade-in cycle, based on current and future business needs.

Human Capital

Employees

The strength of our company is our people, working together with common goals. There were approximately 34,300 full-time employees in our total headcount of approximately 34,800 employees as of December 31, 2023, which was comprised of:

Company driving associates (including driver trainees)	25,100
Technicians and other equipment maintenance personnel	1,300
Corporate and terminal leadership and support personnel	8,400
Total	34,800

As of December 31, 2023, we had approximately 1,500 Trans-Mex driving associates in Mexico that were represented by a union.

Company Driving Associates

We recognize that the recruitment, training, and retention of a professional driving associate workforce, which is one of our most valuable assets, is essential to our continued growth and meeting the service requirements of our customers. In order to attract and retain safe driving associates who are committed to the highest levels of customer service and safety, we focus our operations for driving associates around a collaborative and supportive team environment. To help retain driving associates we provide late model and comfortable equipment, direct communication with management, competitive wages and benefits, and other incentives designed to encourage driving associate safety, retention, and long-term employment. Some examples of these incentive programs include our Million Miler, military apprenticeship, and Drive for a Degree programs. To help recruit drivers, we have established various driving academies across the US. Our academies are strategically located in areas where external driver-training organizations were lacking. In other areas of the US, we have contracted with driver training schools, which are managed by third parties. There are certain minimum qualifications for candidates to be accepted into the academy, including passing the DOT physical examination and drug/alcohol screening, which includes hair follicle testing, a qualification standard more stringent than required by the DOT.

Terminal Staff

Most of our large terminals are staffed with terminal leaders, fleet leaders, driver leaders, planners, safety coordinators, shop leaders, technicians, and customer service representatives. Our terminal leaders work with driver leaders, customer service representatives, and other operations personnel to coordinate the needs of both our customers and our driving associates. Terminal leaders are also responsible for serving existing customers in their areas. Fleet leaders supervise driver leaders, who are responsible for the general operation of our trucks and their driving associates, focusing on driving associate retention, productivity per truck, fuel consumption, fuel efficiency (with respect to driver-controllable idle time), safety, and scheduled maintenance. Customer service representatives are assigned specific customers to ensure specialized, high-quality service, and frequent customer contact.

Diversity, Equity, and Inclusion

Diversity, equity, and inclusion are pillars supporting our innovative culture. We are committed to fostering a diverse workforce and an inclusive environment, which we believe allows us to leverage the effects of diversity to achieve a competitive business advantage. These efforts are evidenced in our hiring practices and employee training programs. Additionally, our diversity and inclusion networks demonstrate that when diverse voices and perspectives are heard, unique, powerful, and creative solutions are the result. It is with this commitment in mind that we build upon our Employee Resource Groups ("ERG"s) now and in the immediate future. Sponsored and supported by leadership, we have ERGs representing six unique employee cultures and their allies as of December 31, 2023 and we continue to monitor the need for additional resource groups. These groups are integral to ensuring that different voices and perspectives contribute to our strategy for long-term profitable growth.

Succession Planning and Talent Management

We regularly review talent development and succession plans to identify and develop a pipeline of talent to maintain business operations. We understand the potential costs and risks of bringing in an outside executive officer in today's environment, and that businesses are often, but not always, more successful in promoting internal candidates. Accordingly, the Board makes an effort to identify potential successors for those positions long in advance of any potential positional vacancies, perform skills gap analyses for those internal candidates, and provide training and exposure on those gap areas to those candidates in order to develop better potential successors. The Board is primarily responsible for succession planning for the CEO, but also participates in succession planning discussions for other executive officer positions. We believe that our culture, compensation structure, long-term equity program, and robust training and development program provide motivation for talented leaders to remain with the Company.

Independent Contractors

In addition to our employed driving associates, we enter into contractor agreements with third parties who own and operate tractors (or hire their own driving associates to operate the tractors) that service our customers. We pay these independent contractors for their services, based on a contracted rate per mile. By operating safely and productively, independent contractors can improve their own profitability and ours. Independent contractors are responsible for most costs incurred for owning and operating their tractors. In 2023, independent contractors comprised 8.8% of our total fleet, as measured by average tractor count.

Safety and Insurance

Safety

We are committed to safe and secure operations. We conduct an intensive driver qualification process, including defensive driving training. We require prospective drivers to meet higher qualification standards than those required by the DOT, including extensive background checks and hair follicle drug testing. We regularly communicate with drivers to promote safety and instill safe work habits through effective use of various media and safety review sessions. We dedicate personnel and resources to ensure safe operation and regulatory compliance. We employ technology to assist us in managing risks associated with our business. We have event recorders in substantially all of our tractors, which are used daily by drivers and operations leaders to provide feedback and coaching in regard to driving behaviors. In addition, we have an innovative recognition program for driver safety performance and emphasize safety through our equipment specifications and maintenance programs. Our Corporate Directors of Safety review all accidents and report weekly to leadership.

Insurance

The primary claims arising in our business consist of auto liability, including personal injury, property damage, physical damage, and cargo loss. We self-insure for a significant portion of our claims exposure and related expenses. We also maintain insurance that covers our directors and officers for losses and expenses arising out of claims, based on acts or omissions in their capacities as directors or officers. While under dispatch and our operating authority, the independent contractors we contract with are covered by our liability coverage and self-insurance retention limits. However, each is responsible for physical damage to his or her own equipment, occupational accident coverage, and liability exposure while the truck is used for non-company purposes. Additionally, fleet operators are responsible for any applicable workers' compensation requirements for their employees.

We insure certain casualty risks through our wholly-owned captive insurance subsidiaries, Mohave and Red Rock. Mohave and Red Rock provide reinsurance associated with a share of our automobile liability risk. In addition to insuring a proportionate share of our corporate casualty risk, Mohave provides reinsurance to third-party insurance companies who provide insurance coverage for affiliated carriers and independent contractors.

Please refer to Note 12 to the consolidated financial statements in this Annual Report for more information about our insurance policies and self-insurance retention limits.

Fuel

We actively manage our fuel purchasing network in an effort to maintain adequate fuel supplies and reduce our Truckload and LTL fuel costs. Additionally, we utilize a fuel surcharge program to pass a majority of increases in fuel costs to our customers. In 2023, we purchased 18.4% of our fuel in bulk at our locations across the US and Mexico. We purchased substantially all of the remainder through a network of retail truck stops with which we have negotiated volume purchasing discounts. The volumes we purchase at terminals and through the fuel network vary based on procurement costs and other factors. We seek to reduce our fuel costs by routing our driving associates to truck stops when fuel prices at such stops are more affordable than the bulk rate paid for fuel at our terminals. We primarily store fuel in above-ground storage tanks at most of our other bulk fueling terminals. We believe that we are sufficiently in compliance with applicable environmental laws and regulations relating to the storage and dispensing of fuel.

Seasonality

See Note 1 to the consolidated financial statements in this Annual Report, regarding the impact of seasonality on our operations.

Environmental Regulation

General

We have bulk fuel storage and fuel islands at many of our terminals, as well as vehicle maintenance, repair, and washing operations at some of our facilities, which exposes us to certain environmental risks. Soil and groundwater contamination have occurred at some of our facilities in prior years, for which we have been responsible for remediating the environmental contamination. Also, a small percentage of our total shipments contain hazardous materials, which are generally rated as low to medium-risk, and subject us to a wide array of regulation. In the past, we have been responsible for the costs of clean-up of cargo and diesel fuel spills caused by traffic accidents or other events.

We have instituted programs to monitor and mitigate environmental risks and maintain compliance with applicable environmental laws governing the hauling, handling, and disposal of hazardous materials, fuel spillage or seepage, emissions from our vehicles and facilities, engine-idling, discharge and retention of storm water, and other environmental matters. As part of our safety and risk management program, we periodically perform internal environmental reviews. We are a Charter Partner in the EPA's SmartWay Transport Partnership, a voluntary program promoting energy efficiency and air quality. We believe that our operations are in material compliance with current laws and regulations and do not know of any existing environmental condition that would reasonably be expected to have a material adverse effect on our business or operating results.

If we are held responsible for the cleanup of any environmental incidents or conditions caused by our operations or business, or if we are found to be in violation of applicable laws or regulations, we could be subject to clean-up costs and other liabilities, including substantial fines, penalties and/or civil and criminal liability, any of which could have a material, adverse effect on our business and results of operations. We have paid penalties for spills and violations in the past; however, they have not been material to our financial results or position.

Greenhouse Gas ("GHG") Emissions and Fuel Efficiency Standards

California ARB — In 2008, the State of California's Air Resources Board ("ARB") approved the Heavy-Duty Vehicle GHG Emission Reduction Regulation in efforts to reduce GHG emissions from certain long-haul tractor-trailers that operate in California by requiring them to utilize technologies that improve fuel efficiency (regardless of where the vehicle is registered). The regulation, which became effective in 2010, required owners of long-haul tractors and 53-foot trailers to be EPA SmartWay certified or replace or retrofit their vehicles with aerodynamic technologies and low-rolling resistance tires. The regulation also contained certain emissions and registration standards for refrigerated trailers.

In February 2018, California's ARB approved California Phase 2 Standards that generally align with the federal Phase 2 Standards (the "Phase 2 Standards," discussed in further detail below), with some minor additional requirements, and which would stay in place even if the Phase 2 Standards are affected. In February 2019, the California Phase 2 Standards became final.

In June 2020, ARB passed the Advanced Clean Trucks ("ACT") regulation, requiring original equipment manufacturers to begin shifting towards greater production and sales of zero-emission heavy-duty tractors starting in 2024. Under ACT, by 2045, every new tractor sold in California will need to be zero-emission. The most aggressive ACT standards apply to Class 4-8 trucks, which range from 14,000-33,000 pounds, by requiring that 9% of such trucks be zero emission beginning in 2024 and increasing to 75% by 2035. Similar (albeit lower) increasing zero emission requirements apply to Class 2b-3 trucks, and Class 7-8 trucks between 2024 and 2035. Among other impacts, ACT could affect the cost and/or supply of traditional diesel tractors. It has also led to similar legislation in other states, with several already adopting ACT, and a number of other states either considering adoption of ACT or affirmatively conducting a preliminary rulemaking process to that effect. In 2023, ARB finalized what is known as the Advanced Clean Fleets ("ACF") regulation, also aimed at transitioning to zero emission vehicles which became effective in January 2024. ACF is a purchase requirement for medium and heavy-duty fleets to adopt an increasing percentage of zero emission trucks, designed to complement the sell-side obligations of ACT. The ACF regulations apply to three categories of fleet operators: (1) high priority fleets who meet certain thresholds of trucks or revenue (including fleets that operate 50 or more trucks, or generate $50 million or more in gross annual revenue), (2) drayage fleets, and (3) state and local government public fleets. For high priority fleets who meet the applicable thresholds, compliance can be achieved by either (a) ensuring that all new vehicles added to the fleet be zero emission, and commencing in 2025, removing older vehicles once their statutory useful life is reached, or (b) meeting certain fleet composition requirements (e.g., percentage of zero emission vehicles in the fleet) by certain dates, with the percentage of zero emission vehicles increasing over time, and resulting in 100% zero emission fleets by 2042 (or earlier for certain classes of vehicles). As with ACT, adoption and implementation of ACF could materially and negatively impact our business by increasing our compliance obligations, operating costs, and related expenses.

The periodic testing portion of California's Clean Truck Check (as a part of ARB's Clean Truck program), known as Phase 3 of the Clean Truck Check, is set to begin in July 2024. Once Phase 3 commences, heavy duty vehicles will be subject to periodic emissions testing.

Additionally, in October 2023, the California State Senate and State Assembly approved two bills, Senate Bill 253 ("SB 253") and Senate Bill 261 ("SB 261"), that could require thousands of companies doing business in California to disclose greenhouse gas ("GHG") emissions and climate-related financial risks, with reporting beginning in 2026. If signed into law, SB 253 would require ARB to adopt regulations before January 2025 requiring public and private companies that exceed $1 billion in annual revenue and that do business in California to begin publicly disclosing their GHG emissions, and SB 261 would require companies doing business in California and earning revenue exceeding $500 million to report on their climate-related financial risks and measures taken to mitigate such risks on or before January 2026.

EPA and NHTSA — The EPA and the National Highway Traffic Safety Administration ("NHTSA") have begun taking coordinated steps in support of a new generation of clean vehicles and engines through reduced GHG emissions and improved fuel efficiency at a national level.

Originally, the rule was written so that tractors and certain trailer types would be subject to the Phase 2 Standards beginning with model-years 2018 and 2021 respectively, increasing in and phasing in completely by model-year 2027. This rule would have marked the first time federal mandates would have been applied to trailers, with respect to aerodynamics and low-rolling resistance tires. The final rule was effective in December 2016, but has since been subject to challenges and delays. Additionally, implementation of the Phase 2 Standards as they relate to trailers was challenged in the US Court of Appeals for the District of Columbia. In November 2021, a panel for the US Court of Appeals for the District of Columbia ruled in favor of the association challenging the standards and vacated all portions of the Phase 2 Standards that applied to trailers. As a result, the Phase 2 Standards will only require reductions in emissions and fuel consumption for tractors. The Company's new tractor purchases in 2023 complied with the emission and fuel consumption reductions required by the Phase 2 Standards.

Even though the trailer provisions of the Phase 2 Standards have been removed, we will still need to ensure the majority of our fleet is compliant with the California Phase 2 Standards.

In January 2020, the EPA announced it is seeking input on reducing emissions of nitrogen oxides and other pollutants from heavy-duty trucks. In March 2022, the EPA issued a proposed rule that included nitrogen oxide emission standards which are more stringent than the Phase 2 Standards for certain heavy-duty motor vehicles. In December 2022, the EPA adopted a final rule that reflected a compromise of the options previously proposed, with new emissions standards of nitrogen oxides for heavy-duty motor vehicles beginning with model year 2027 being more than 80% stronger than current emission standards, with the intent to reduce heavy-duty emissions by almost 50% from today's levels by 2045. The EPA has indicated that the December 2022 rule is the first part of a three part plan focusing on greenhouse gas emissions, which is commonly referred to as the "Cleaner Trucks Initiative," or the "Clean Trucks Plan." In April 2023, the EPA released the second and third parts to the Clean Trucks Plan, including a proposed rule relating to GHG standards for heavy-duty vehicles, known as "Phase 3," to the EPA's GHG program. A final rule with respect to these regulations is expected by the end of 2024. Upon finalization, any such regulation could increase our equipment and compliance costs, which could materially adversely affect our financial condition.

Complying with these and any future GHG regulations enacted by California's ARB, the EPA, the NHTSA and/or any other state or federal governing body has increased and will likely continue to increase the cost of our new tractors, may increase the cost of new trailers, may require us to retrofit certain of our trailers, may increase our maintenance costs, and could impair equipment productivity and increase our operating costs, particularly if such costs are not offset by potential fuel savings. These adverse effects, combined with the uncertainty as to the reliability of the newly designed diesel engines and the residual values of our equipment, could materially increase our costs or otherwise adversely affect our business or operations. We cannot predict, however, the extent to which our operations and productivity will be impacted. We will continue monitoring our compliance with federal and state GHG regulations.

Climate-change Proposals

Federal and state lawmakers are considering a variety of other climate-change proposals related to carbon emissions and GHG emissions. The proposals could potentially limit carbon emissions within certain states and municipalities, which continue to restrict the location and amount of time that diesel-powered tractors (like ours) may idle.

These restrictions could force us to purchase on-board power units that do not require the engine to idle or to alter our driving associates' behavior, which could result in a decrease in productivity, or increase in driving associate turnover.

Industry Regulation

Our operations are regulated and licensed by various federal, state, and local government agencies in North America, including the DOT, the FMCSA, and the US Department of Homeland Security, among others. Our company, as well as our driving associates and independent contractors, must comply with enacted governmental regulations regarding safety, equipment, and operating methods. Examples include regulation of equipment weight, equipment dimensions, driver hours-of-service, driver eligibility requirements, including drug and alcohol testing, on-board reporting of operations, and ergonomics. The following discussion presents recently enacted federal, state, and local regulations that could have an impact on our operations.

Moving Ahead for Progress in the 21st Century Bill

Commercial Driver's License Drug and Alcohol Clearinghouse — In December 2016, the FMCSA amended the Federal Motor Carrier Safety Regulations to establish requirements of the Commercial Driver's License Drug and Alcohol Clearinghouse, a database under its administration containing information about violations of the FMCSA's drug and alcohol testing program for holders of commercial driver's licenses. The final rule became effective in 2017, with an initial compliance date of January 2020 and certain compliance dates extended until January 2023. Currently, the Company is required to (1) report drug and alcohol violations to the Clearinghouse; (2) query the Clearinghouse regarding drug and alcohol violations for current and prospective employees prior to permitting such employees to operate a commercial motor vehicle ("CMV"); and (3) query the Clearinghouse for each currently employed driver annual. Commencing in November 2024, states will be required to query the Clearinghouse when issuing, renewing, transferring, or upgrading a commercial driver's license and must revoke a driver's commercial driving privileges if such driver is prohibited from driving a motor vehicle for one or more drug or alcohol violations. It is expected that the rule may exacerbate the already existing shortage of drivers.

In September 2020, the Department of Health and Human Services ("DHHS") announced proposed mandatory guidelines to allow employers to drug test truck drivers and other federal workers for pre-employment and random testing using hair specimens. However, the proposal also requires a second sample using either urine or an oral fluid test if a hair test is positive, if a donor is unable to provide a sufficient amount of hair for faith-based or medical reasons, or due to an insufficient amount or length of hair. DHHS indicated the two-test approach is intended to protect federal workers from issues that have been identified as limitations of hair testing, and related legal deficiencies identified in prior court cases. In 2022, an industry group known as the Trucking Alliance, of which the Company is a member, sought an exemption from the FMCSA that would allow positive hair specimen tests to be uploaded into the FMCSA Drug and Alcohol Clearinghouse. This request was denied by the FMCSA, however, noting they cannot act until the DHHS finalizes these guidelines. Additionally, in February 2022 the DOT issued a notice of proposed rulemaking that would include oral fluid testing as an alternative to urine testing for purposes of the DOT's drug testing program, with a goal of improving the integrity and effectiveness of the drug testing program, along with potential cost savings to regulated parties. In May 2023, a final rule was published amending DOT's drug testing program to include oral fluid testing, and became effective June 2023; however, implementation cannot take effect until DHHS approves at least two laboratories to conduct oral fluid testing. Currently, DHHS has not approved any laboratories. Any final rule may reduce the number of available drivers. We currently perform hair follicle testing and will continue to monitor any developments in this area to ensure compliance. Finally, federal drug regulators have announced a proposal to add fentanyl to a drug testing panel that would detect the use of such drug among safety-sensitive federal employees, which would include truck drivers if adopted by the DOT. If the proposal is accepted, DHHS expects to add fentanyl to the testing panel at some point in 2024.

Entry-Level Driver Training — In December 2016, the FMCSA established new minimum training standards (the "ELDT Regulations") which unified curriculum to be followed and completed by certain individuals applying for (or upgrading) a Class A or Class B commercial driver's license, or obtaining a hazardous materials, passenger, or school bus endorsement on their commercial driver's license. Such individuals are subject to the entry-level driver training requirements and must complete a prescribed curriculum of theory and behind-the-wheel instruction prior to taking the skills test. The final rule had an initial compliance date in February 2020. However, in May 2020, the FMCSA approved an interim rule delaying implementation of the ELDT Regulations by two years, which extended the compliance date until February 2022. Now that the rule is effective, training schools and other programs (including ours) are required to implement the prescribed curriculum and register with the FMCSA's Training Provider Registry to certify that their program meets the classroom and driving standards. We are also required to comply with this rule in the course of operating our driving schools. The effects of these rules may result in a decrease in fleet production and driver availability or an increase in the time and expense required to operate or expand our driving academies and driver training programs (or both), any of which could adversely affect our business, operations or profitability.

Brokerage Operations — In a November 2023 final rule, the FMCSA implemented more oversight of truck brokers, freight forwarders, and the surety bond and trust companies that back them. The final rule, which became effective in January 2024, modified regulations in five areas: (1) assets readily available, (2) immediate suspension of broker/freight forwarder operating authority, (3) surety or trust responsibilities, (4) enforcement authority, and (5) entities eligible to serve as BMC-85 trustees. Among other changes, the rule allows brokers or freight forwarders to meet regulatory requirements to have "assets readily available" by maintaining trusts that meet certain criteria, including that they can be liquidated within seven calendar days of an event that triggers a payment from the trust. The rule also stipulates that "available financial security" falls below $75,000 when there is a drawdown on the broker or freight forwarder's surety bond or trust fund. Implementation and compliance with these changes may negatively impact our business by increasing our compliance obligations, operating costs, and related expenses.

Infrastructure Investment and Jobs Act

Among other things, the Infrastructure Investment and Jobs Act ("IIJA"), signed into law by President Biden in November 2021, created an apprenticeship program for drivers ages 18 to 20 years old to eventually qualify to drive commercial trucks in interstate commerce. The FMCSA announced the establishment of this apprenticeship program in January 2022 in an effort to begin to help the industry's ongoing driver shortage. This program, known as the Safe Driver Apprenticeship Pilot Program ("SDAP"), is open to 18 to 20-year-old drivers who already hold intrastate commercial driver's licenses and sets a strict training regimen for participating drivers and carriers to comply with. Motor carriers interested in participating must complete an application for participation and submit monthly data on an apprentice's driver activity, safety outcomes, and additional supporting information. The SDAP is limited to 3,000 driver-apprentices at any given time, with new driver-apprentices allowed into the program to replace those that leave or age out. In May 2023, the DRIVE Safe Integrity Act of 2023 was introduced, which supports participation in the SDAP and would permit 18- to 20-year-olds to operate across state lines if data from the SDAP does not indicate such drivers are less safe than current CMV drivers. Whether this legislation will ultimately become law is uncertain. It remains unclear whether any regulatory changes will stem from the apprenticeship program.

The IIJA also required that the FMCSA clarify the differences between brokers, bona fide agents, and dispatch services, and to further specify its interpretation of the definitions of "broker" and "bona fide agents." In June 2023, FMCSA issued final guidance on the definitions of "broker" and "bona fide agents," in which the distinction between the two largely hinges upon control and whether the person or company is engaged in the allocation of traffic between motor carriers. Certain of the Company's subsidiaries currently hold FMCSA brokerage authority, so while the impact of this guidance remains to be seen, the Company does not currently anticipate an adverse impact on its operations.

Hours-of-service

From time to time, the FMCSA proposes and implements changes to regulations impacting hours-of-service. Such changes can negatively impact our productivity and affect our operations and profitability by reducing the number of hours per day or week our driving associates and independent contractors may operate and/or disrupting our network. No such changes are currently proposed. In recent years, the FMCSA has made changes to the hours-of-service rules that provide greater flexibility to drivers regarding their 30-minute rest breaks, an extension of the shorthaul exemption by an additional two hours, and an extension of duty time for drivers encountering adverse weather by up to two hours. Certain industry groups have challenged these hours-of-service rules in court, and while the FMCSA's final rule has been upheld, it remains unclear if industry or other groups will bring additional challenges against the FMCSA's final rule. Any future changes to hours-of-service regulations could materially and adversely affect our operations and profitability.

Safety and Fitness Ratings

There are currently two methods of evaluating the safety and fitness of carriers: CSA, which evaluates and ranks fleets on certain safety-related standards by analyzing data from recent safety events and investigation results, and the DOT safety rating, which is based on an on-site investigation and affects a carrier's ability to operate in interstate commerce. Additionally, the FMCSA has proposed rules in the past that would change the methodologies used to determine carrier safety and fitness.

DOT Safety Rating — The DOT safety rating is currently the only safety measurement system that has a direct impact on a carrier's ability to operate in interstate commerce. Our motor carriers currently have a satisfactory DOT safety rating, which is the best available rating under the current safety rating scale. If we were to receive a conditional or unsatisfactory DOT safety rating, it could adversely affect our business, as some of our existing customer contracts require a satisfactory DOT safety rating.

CSA — In December 2010, the FMCSA introduced CSA, an enforcement and compliance model that ranks carriers on seven categories of safety-related data. The seven categories of safety-related data, currently include Unsafe Driving, Hours-of-Service Compliance, Driver Fitness, Controlled Substances/Alcohol, Vehicle Maintenance, Hazardous Materials Compliance, and Crash Indicator, (such categories known as "BASICs"). Carriers are grouped by category with other carriers that have a similar number of safety events (i.e., crashes, inspections, or violations) and carriers are ranked and assigned a rating percentile or score to prioritize them for interventions if they are above a certain threshold.

Certain CSA scores were initially published and made available to the general public. However, in December 2015, as part of the Fixing America's Surface Transportation ("FAST") Act, Congress mandated that the

FMCSA remove all CSA scores from public view until a more comprehensive study regarding the effectiveness of CSA improving truck safety could be completed. Although the FMCSA has since provided a report to Congress outlining the changes it may make to the CSA program, it remains unclear if, when, and to what extent any such changes will occur. For more information about proposed changes to the CSA program, please refer to the "Safety Fitness Determination" section, below. The FMCSA has been conducting a study on the causation of crashes, expanding on its previous Large Truck Crash Causation Study, known as the Crash Causal Factors Program ("CCFP"). Phase 1 of the CCFP is designed to study crashes of heavy-duty trucks, and the Phase 1 final report is expected in 2029. However, any changes that increase the likelihood of us receiving unfavorable scores could adversely affect our results of operations and profitability.

In May 2020 the FMCSA announced that effective immediately it is making permanent a pilot program that will not count a crash in which a motor carrier was not at fault when calculating the carrier's safety measurement profile, called the Crash Preventability Demonstration Program ("CPDP"). The CPDP will expand the types of eligible crashes, modify the Safety Measurement System ("SMS") to exclude crashes with not preventable determinations from the prioritization algorithm and note the not preventable determinations in the Pre-Employment Screening Program.

Currently, CSA scores generally do not have a direct impact on a carrier's safety rating. However, the occurrence of unfavorable scores in one or more categories may affect driving associate recruiting and retention by causing qualified driving associates to seek employment with other carriers, cause our customers to direct their business away from us and to carriers with more favorable scores, subjecting us to an increase in compliance reviews and roadside inspections, or cause us to incur greater than expected expenses in our attempts to improve unfavorable scores, any of which could adversely affect our results of operations and profitability.

Safety Fitness Determination — In January 2016, the FMCSA published a notice of proposed rulemaking regarding carrier safety fitness determination, which proposed new methodologies that would have determined when a motor carrier was not fit to operate a commercial motor vehicle. In March 2017, the FMCSA withdrew the notice of proposed rulemaking, but noted that a similar process may be initiated in the future. In February 2023, the FMCSA published a notice of proposed changes to its SMS methodology, including the BASIC categories. In August 2023, the FMCSA announced in an advanced notice of proposed rulemaking and request for comments that it was interested in developing a new methodology to determine whether a carrier is fit to operate CMVs. Additionally, the US Government Accountability Office made a suggestion in 2023 to the FMCSA to make complaint data public. Currently, it is uncertain what changes, if any, the FMCSA will make to the CSA rating system or the SMS methodology; however, any change which would result in the Company or its subsidiaries receiving less favorable scores, or an increased visibility of less favorable scores or of complaints against the Company may have an adverse effect on our operations and financial position. Moreover, in September 2023, the FMCSA announced a proposal that would allow carriers to undergo an appeal process for requests of data review, which are in relation to such requests through the agency's DataQs system. The proposal, if adopted, may provide an opportunity for the Company to appeal in certain scenarios which could result in more favorable outcomes.

Equipment Developments

In May 2021, the Cullum Owings Large Truck Safe Operating Speed Act was reintroduced into the US House of Representatives and would require commercial motor vehicles with a gross weight of more than 26,000 pounds to be equipped with a speed limiter that would limit the vehicle's speed to no more than 65 miles per hour. Whether this legislation will ultimately become law is uncertain. Furthermore, in April 2022, the FMCSA issued a notice of intent announcing its intention to propose a rule during 2023 which will require certain commercial vehicles to be equipped with speed limiters; however, no final rule was proposed. It is now expected that the DOT will issue a rule sometime in 2024. While we electronically govern the speed of substantially all of our company tractors and require our independent contractors to comply with the Company's speed policy, such legislation could result in a decrease in fleet production and driver availability, either of which could adversely affect our business or operations.

In September 2022, the FMCSA issued an advance notice of proposed rulemaking that would require fleets and independent contractors to equip their trucks with unique electronic identification systems designed to streamline roadside inspections and provide transparency and accountability in day-to-day trucking operations. The petition was generally disfavored by transportation industry participants, citing, among other things, the petition's failure to address privacy and data security risks. It remains to be seen what rules, if any, may stem from this notice. However, in February 2023 the FMCSA announced a new operational test for monitoring and enforcing driver and motor carrier safety compliance standards.

In February 2023, the FMCSA issued a supplemental notice of proposed rulemaking requesting additional information on automated driving systems ("ADS") and seeking comment on regulatory approaches that would enable it to obtain relevant safety information and the current and anticipated size of the population of carriers operating ADS-equipped commercial motor vehicles. Public comment closed in March 2023, and it remains to be seen, what, if any, final rules will stem therefrom.

The FMCSA, in conjunction with the NHTSA, have announced their intention to propose a rule for performance standards and maintenance requirements for automatic emergency braking on heavy trucks. In June 2023, FMCSA and NHTSA issued a joint proposed rule that would require automated emergency braking on all new heavy-duty trucks. Additionally, in April 2023, NHTSA issued an advance notice of proposed rulemaking that would require side underride guards to be installed on all new heavy-duty trucks. Public comment on the FMCSA and NHTSA joint proposed rule and the NHTSA notice of proposed rulemaking closed in 2023, and it remains to be seen, what, if any, final rules will stem therefrom.

Food Safety Modernization Act of 2011 ("FSMA")

In April 2016, the Food and Drug Administration ("FDA") published a final rule establishing requirements for shippers, loaders, carriers by motor vehicle and rail vehicle, and receivers engaged in the transportation of food, to use sanitary transportation practices to ensure the safety of the food they transport as part of the FSMA. This rule sets forth requirements related to among other things, equipment used to transport food, measures taken during such transportation, personnel training, and record retention. These requirements took effect for larger carriers such as us in April 2017 and are also applicable when we perform as a carrier or as a broker. We believe we have been in compliance with these requirements since that time. However, if we are found to be in violation of applicable laws or regulations related to the FSMA, or if we transport food or goods that are contaminated or are found to cause illness and/or death, we could be subject to substantial fines, lawsuits, penalties and/or criminal and civil liability, any of which could have a material adverse effect on our business, financial condition, and results of operations.

As the FDA continues its efforts to modernize food safety, it is likely additional food safety regulations will take effect in the future. In July 2020, the FDA released its "New Era of Smarter Food Safety" blueprint, which creates a ten year roadmap to create a more digital, traceable and safer food system. This blueprint builds on the work done under the FSMA, and while it is still unclear what, if any, changes to the current governing framework may ultimately take effect, further regulation in this area could negatively affect our business by increasing our compliance obligations and related expenses going forward.

Legislation Regarding Independent Contractors

Tax and other regulatory authorities, as well as independent contractors themselves, have sought in the past to assert that independent contractors in the trucking industry are employees rather than independent contractors. Federal legislators continue to introduce legislation concerning the classification of independent contractors as employees, including legislation that proposes to increase the tax and labor penalties against employers who intentionally or unintentionally misclassify employees as independent contractors and are also found to have violated employees' overtime or wage requirements. The Protecting the Rights to Organize ("PRO") Act was passed by the US House of Representatives and received by the US Senate in March 2021, which was further sent to the Senate's Committee on Health, Education, Labor, and Pensions. In 2023, a substantially similar bill was introduced to the US House of Representatives and referred to the House Committee on Education and Workforce. These bills propose to apply the "ABC Test" for classifying workers under Federal Fair Labor Standards Act claims. In January 2024, the Department of Labor published a final rule regarding independent contractor classification, which is set to take effect on March 11, 2024. The final rule rescinded the Independent Contractor Status Under the Fair Labor Standards Act. Under the 2024 rule, workers' relationship with a principal will be classified under six factors, including: (1) opportunity for profit and loss depending on managerial skill; (2) investments by the worker and the principal; (3) degree of permanence of the relationship; (4) nature and degree of control; (5) extent to which worker is integral to the principal's business; and (6) skill and initiative, together with a provision for unspecified other factors, to determine if such worker should be classified as an independent contractor. Additionally, federal legislators have sought to:

- abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice,

- extend the FLSA to independent contractors, and

- impose notice requirements based upon employment or independent contractor status and fines for failure to comply.

Some states have adopted initiatives to increase their revenues from items such as unemployment, workers' compensation, and income taxes, and we believe a reclassification of independent contractors as employees would help states with this initiative. Federal and state taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status.

Recently, courts in certain states have issued decisions that could result in a greater likelihood that independent contractors would be judicially classified as employees in such states. Further, class actions and other lawsuits have been filed against us and other members of our industry seeking to reclassify independent contractors as employees for a variety of purposes, including workers' compensation and health care coverage. Our defense of such class actions and other lawsuits has not always been successful, and we have been subject to adverse judgments with respect to such matters. In addition, carriers such as us that operate or have operated lease-purchase programs have been more susceptible to lawsuits seeking to reclassify independent contractors that have engaged in such programs. If our independent contractors were determined to be our employees, we would incur additional exposure under federal and state tax, workers' compensation, unemployment benefits, labor, employment, and tort laws, which could potentially include prior periods, as well as potential liability for employee benefits and tax withholdings. We currently observe and monitor our compliance with current related and applicable laws and regulations, but we cannot predict whether future laws and regulations, judicial decisions, or settlements regarding the classification of independent contractors will adversely affect our business or operations.

In September 2019, California enacted A.B. 5 ("AB5"), a new law that changed the landscape of the state's treatment of employees and independent contractors. AB5 provides that the three-pronged "ABC Test" must be used to determine worker classification in wage-order claims. Under the ABC Test, a worker is presumed to be an employee and the burden to demonstrate their independent contractor status is on the hiring company through satisfying all three of the following criteria:

- the worker is free from control and direction in the performance of services;

- the worker is performing work outside the usual course of the business of the hiring company;

- the worker is customarily engaged in an independently established trade, occupation, or business.

How AB5 will be enforced is still to be determined. In January 2021, the California Supreme Court ruled that the ABC Test could apply retroactively to all cases not yet final as of the date the original decision was rendered, April 30, 2018. While it was set to go into effect in January 2020, a federal judge in California issued a preliminary injunction barring the enforcement of AB5 on the trucking industry while the California Trucking Association ("CTA") went forward with its suit seeking to invalidate AB5. The Ninth Circuit Court of Appeals rejected the reasoning behind the injunction in April 2021, ruling that AB5 is not pre-empted by federal law, but granted a stay of the AB5 mandate in June 2021, preventing its application and temporarily continuing the injunction, while the CTA petitioned the US Supreme Court to review the decision. In November 2021, the US Supreme Court requested that the US solicitor general weigh in on the case. The injunction remained in place until the US Supreme Court declined to hear the matter. As a result, the injunction was lifted and retroactively placed AB5 into law as of January 2020. Litigation surrounding the matter continues, and the Ninth Circuit is currently scheduled to hear arguments on a case concerning AB5 in March 2024; however, it remains unclear whether such challenges will be successful in invalidating the law. It is also possible AB5 will spur similar legislation in states other than California, which could adversely affect our results of operations and profitability.

Wage and Hour Legislation

In December 2018, the FMCSA granted a petition filed by the American Trucking Associations and in doing so determined that federal law does preempt California's wage and hour laws, and interstate truck drivers are not subject to such laws. The FMCSA's decision has been appealed by labor groups and multiple lawsuits have been filed in federal courts seeking to overturn the decision. In January 2021, the Ninth Circuit Court of Appeals upheld the FMCSA's determination that federal law does preempt California's meal and rest break laws, as applied to drivers of property-carrying commercial motor vehicles. Other current and future state and local wage and hour laws, including laws related to employee meal breaks and rest periods, may also vary significantly from federal law. Further, driver piece rate compensation, which is an industry standard, has been attacked as non-compliant with state minimum wage laws. Both of these issues are adversely impacting the Company and the industry as a whole, with respect to the practical application of the laws, thereby resulting in additional cost. As a result, we are subject to an uneven patchwork of wage and hour laws throughout the US. If federal legislation is not passed preempting state and local wage and hour laws, we will either need to comply with the most restrictive state and local laws across our entire fleet, or revise our management systems to comply with varying state and local laws. Either solution could result in increased compliance costs, increased driver turnover, decreased efficiency, and amplified legal exposure.

In a 2023 case involving the Fair Labor Standards Act, the First Circuit Court of Appeals affirmed a decision that would require additional payment to team drivers to be paid while in their sleeper berth. It is unclear if other jurisdictions will adopt this view, or if any legislation will result from this holding. If so, this could have a material adverse effect on our business, financial condition, and results of operations.

In November 2023, a bill was introduced to Congress that would eliminate an exclusion of truck drivers from receiving overtime pay. If enacted, this could have a material adverse effect on our business, financial condition, and results of operations.

Other Regulation

Inflation Reduction Act

President Biden has indicated his intent to make a green infrastructure package a top priority for his administration. In August 2022, the Inflation Reduction Act of 2022 was signed into law by President Biden. Among other considerations, the Inflation Reduction Act contains provisions relating to energy, climate change, and tax reform. In particular, the Inflation Reduction Act shifts timing for certain tax payments, imposes an excise tax on certain corporate stock buybacks, and creates a 15% corporate alternative minimum tax, which is generally applicable to corporations that reported over $1 billion in profits in each of the three proceeding tax years. Tax changes in the Inflation Reduction Act, together with changes to any other US tax laws may have an adverse impact on our business and profitability. It is unclear what other legislative initiatives will be signed into law and what changes they may undergo. However, adoption and implementation could negatively impact our business by increasing our compliance obligations and related expenses.

Infrastructure Spending

In November 2022, Senate lawmakers introduced legislation that would set aside grant funds over four years to expand truck parking across the United States. Such legislation would allow for the creation of new parking areas, the expansion of existing facilities, and the approval of commercial parking at existing weigh stations, rest areas, and park-and-ride facilities. It would also allow for truck parking expansion at commercial truck stops and travel plazas. Industry groups are generally in favor of the bill, as a lack of available parking has negatively impacted the industry as a whole, including the Company and its subsidiaries.

Brokerage Liability

Recently, federal courts have reached different decisions on the issue of whether preemption applies to broker liability. In June 2022, the US Supreme Court declined to review a Ninth Circuit Court of Appeals decision involving a personal injury suit alleging that a freight broker had liability for an accident because it breached its duty to select a competent contractor to transport the load in question. In its petition to the US Supreme Court, the broker unsuccessfully argued that the Ninth Circuit's decision improperly disallowed federal preemption and would expose freight brokers to a patchwork of state regulations across the United States. In April 2023, the Eleventh Circuit Court held that the Federal Aviation Administration Authorization Act ("FAAAA") expressly preempted such personal liability claims against a broker. Additionally, in July 2023, the Seventh Circuit Court of Appeals affirmed the holding of a lower court that the FAAAA's preemption provision applied and that a certain safety exception within the FAAAA did not save the plaintiff's claim from preemption. In January 2024, the US Supreme Court declined to review the case from the Seventh Circuit Court of Appeals. It is uncertain how long the current circuit split will continue and whether the US Supreme Court will decide to review similar cases in the future. If additional circuit courts, or the US Supreme Court, adopt the Ninth Circuit view, freight brokers' ability to rely on federal agency standards in selecting motor carriers would be called into question. It could also lead to primary (as opposed to contingent) liability being imposed upon freight brokers, and increased insurance premiums for brokerage operations generally. Although we are committed to selecting safe and secure motor carriers in carrying out our brokerage activities, if we are found to be negligent in the motor carrier selection process it could lead to significant liabilities in the event of an accident, which could have a materially adverse effect on our business and operating results.

IIJA

The IIJA was signed into law by President Biden in November 2021. The roughly $1.2 trillion bill contains an estimated $550 billion in new spending, which will impact transportation. In particular, it dedicates more than $100 billion for surface transportation networks and roughly $66 billion for freight and passenger rail operations. Provisions in the law specific to trucking are discussed above. It otherwise remains unclear how the IIJA will be implemented into and affect our industry in the long term. The IIJA may result in increased compliance and implementation related expenses, which could have a negative impact on our operations.

SHIP IT Act

In January 2023, the Safer Highways and Increased Performance for Interstate Trucking Act (the "SHIP IT Act") was introduced into the US House of Representatives. As proposed, the SHIP IT Act would allow states to issue special permits for overweight vehicles and loads during emergencies, allow drivers to apply for Workforce Innovation and Opportunity Act grants, attempt to recruit truck drivers to the industry through targeted and temporary tax credits, streamline the CDL process in certain respects, and expand access to truck parking and rest areas for commercial drivers. It remains unclear whether the SHIP IT Act will ultimately become law, however, and what changes it may undergo prior to finalization.

Truck Leasing Task Force

In February 2023, the Secretary of Transportation announced the creation of the Truck Leasing Task Force ("TLTF"). The TLTF is a committee tasked with evaluating lease agreements in the industry and their effects on industry participants, including independent contractors. Any future laws or regulations stemming from the TLTF could disrupt the Company's leasing practices and cause materially adverse effects on our operations and financial position.

Regulatory Impacts from COVID-19

Given COVID-19's considerable effect on our nation and the transportation industry, the FMCSA previously issued and extended various temporary measures in response to the COVID-19 pandemic. However, as additional tools, protective equipment, policies, practices, and medicines have been developed in response to COVID-19, in October 2022, the FMCSA ended the hours of service waiver previously issued with respect to certain types of shipments, such as, livestock, medical supplies, vaccines, groceries, and diesel fuel. Although to date these response measures have largely been enacted in order to assist industry participants in operating under adverse circumstances, any further responsive measures or the lapsing of temporary measures previously enacted, remain unclear and could have a negative impact on our operations.

Any similar future outbreak, border restrictions, or vaccination, testing or mask mandates that are allowed to go into effect, could, among other things, (1) cause our unvaccinated employees (particularly our unvaccinated driving associates) to go to smaller employers, if such employers are not subject to future mandates, or leave the trucking industry, (2) result in logistical issues, increased expenses, and operational issues from arranging for weekly tests of our unvaccinated employees, especially our unvaccinated driving associates, (3) result in increased costs for recruitment and retention of driving associates, including the cost of weekly testing, and (4) result in decreased revenue if we are unable to recruit and retain driving associates. Any future vaccination, testing or mask mandates that apply to driving associates could significantly reduce the pool of driving associates available to us and our industry, which would further impact the ongoing extreme shortage of available driving associates. Accordingly, any vaccination, testing or mask mandates, if allowed to go into effect, could have a material adverse effect on our business, financial condition, and results of operations.

Available Information

General information about the Company is provided, free of charge, regarding Knight at www.knighttrans.com and regarding Swift at www.swifttrans.com. These websites also include links to Knight-Swift's investor site, http://investor.knight-swift.com, which includes our annual reports on Form 10-K with accompanying XBRL documents, quarterly reports on Form 10-Q with accompanying XBRL documents, current reports on Form 8-K with accompanying XBRL documents, and amendments to those reports that are filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable once the material is electronically filed or furnished to the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

RISK FACTORS

When evaluating our company, the following risks should be considered in conjunction with the other information contained in this Annual Report. If we are unable to mitigate and/or are exposed to any of the following risks in the future, then there could be a material, adverse effect on our business, results of operations, or financial condition.

Our risks are grouped into the following risk categories:			
Strategic	**Operational**	**Compliance**	**Financial**
*Industry and Competition	*Company Growth	*Trucking Industry Regulation	*Capital Requirements
*Market Changes	*Customers	*Internal Controls	*Debt
*Macroeconomic Changes	*Vendors and Suppliers	*Environmental Regulation	*Goodwill and Intangibles
*International Operations	*Insurance	*Labor Regulation	*Investments
*Mergers and Acquisitions	*Employees	*ESG	*Taxation
	*Independent Contractors	*Climate Change	
	*Systems and Cybersecurity		
	*Public Health		

Strategic Risk

Our business is subject to economic, credit, business, and regulatory factors that are largely beyond our control, any of which could have a materially adverse effect on our results of operations.

The full truckload, LTL, intermodal, and brokerage industries are highly cyclical, and our business is dependent on a number of factors that may have a materially adverse effect on our results of operations, many of which are beyond our control. In the pursuit of our goal of building a nationwide LTL network, there can be no assurance that we will be able to successfully add new markets or terminals, or whether such markets and terminals will be profitable. Expansion of our LTL network could disrupt our existing operations, distract management as they seek to improve operations from the expansion, incur additional costs as we work to make new locations operational, and increase the risks associated with our LTL operations if such expansion is detrimental to our profitability, service levels, or operations.

Economic conditions that decrease shipping demand or increase the supply of available tractors and trailers can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. The risks associated with these factors are heightened when the US economy is weakened. During such times, we may experience a reduction in overall freight levels and freight patterns may change as supply chains are redesigned, resulting in an imbalance between our capacity and our customers' freight demands. Unfavorable market and economic conditions such as weakened freight demand and inflation have had a materially adverse impact on our results of operations in the past, and the occurrence or continuance thereof could have similar impacts in the future.

We cannot predict future economic conditions, fuel price fluctuations, cost increases, revenue equipment resale values, or how consumer confidence, macroeconomic conditions, or production capabilities, could be affected by armed conflicts or terrorist attacks, government efforts to combat terrorism, military action against a foreign state or group located in a foreign state, or heightened security requirements. Enhanced security measures in connection with such events could impair our operating efficiency and productivity and result in higher operating costs.

We operate in a highly competitive and fragmented industry, and numerous competitive factors could limit growth opportunities and could have a materially adverse effect on our results of operations.

We operate in a highly competitive industry. The following factors could limit our growth opportunities and have a materially adverse effect on our results of operations:

- many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates or maintain or grow profitability of our business;

- some of our customers operate their own private trucking fleets and they may decide to transport more of their own freight;

- competition from non-asset-based and other logistics and freight brokerage companies may adversely affect our customer relationships and freight rates;

- advances in technology may require us to increase investments in order to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments; and

- our brand names are valuable assets that are subject to the risk of adverse publicity (whether or not justified), which could result in the loss of value attributable to our brand and reduced demand for our services.

Increased prices for new revenue equipment, design changes of new engines, decreased availability of new revenue equipment, future use of autonomous trucks, and the failure of manufacturers to meet their sale or trade-back obligations to us could have a materially adverse effect on our business, financial condition, results of operations, and profitability.

We are subject to risk with respect to higher prices for new equipment for our full truckload and LTL operations. We have experienced an increase in prices for new tractors and trailers over the past few years, a significant increase in costs in recent quarters, and the resale value of the tractors and trailers has not increased to the same extent. Increased regulation has increased the cost of our new tractors and could impair equipment productivity, in some cases, resulting in lower fuel mileage, and increasing our operating expenses. Future use of autonomous and alternative fuel tractors could increase the price of new tractors and decrease the value of used, non-autonomous tractors. We expect to continue to pay increased prices for equipment and incur additional expenses for the foreseeable future.

Furthermore, a decrease in vendor output may have a materially adverse effect on our ability to purchase or take possession of a quantity of new revenue equipment that is sufficient to sustain our desired growth rate and to maintain a late-model fleet.

Tractor and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts. Tractor and trailer manufacturers have recently experienced periodic shortages of certain components and supplies, including semiconductor chips, forcing some manufacturers to curtail or suspend their production, which has led to a lower supply of tractors and trailers, higher prices, and lengthened trade cycles, which could have a material adverse effect on our business, financial condition, and results of operations, particularly our maintenance expense and driver retention.

We have certain revenue equipment leases and financing arrangements with balloon payments at the end of the lease term equal to the residual value we are contracted to receive from certain equipment manufacturers upon sale or trade back to the manufacturers. If we do not purchase new equipment that triggers the trade-back obligation, or the equipment manufacturers do not pay the contracted value at the end of the lease term, we could be exposed to losses equal to the excess of the balloon payment owed to the lease or finance company over the proceeds from selling the equipment on the open market.

We have trade-in and repurchase commitments that specify, among other things, what our primary equipment vendors will pay us for disposal of a substantial portion of our revenue equipment. The prices we expect to receive under these arrangements may be higher than the prices we would receive in the open market. We may suffer a financial loss upon disposition of our equipment if these vendors refuse or are unable to meet their financial obligations under these agreements.

Declines in demand for our used revenue equipment could result in decreased equipment sales, resale values, and gains on sales of assets.

We are sensitive to the used equipment market and fluctuations in prices and demand for tractors and trailers. The market for used equipment is affected by several factors, including the demand for freight, the supply of new and used equipment, the availability and terms of financing, the presence of buyers for export to foreign countries, and commodity prices for scrap metal. Declines in demand for the used equipment we sell could result in diminished sales volumes or lower used equipment sales prices, either of which could negatively affect our gains on sales of assets. We have seen a softening of the used equipment market recently, which has led to lower gain on sale in recent quarters.

If fuel prices increase significantly or fuel availability becomes scarce, our results of operations could be adversely affected.

Our full truckload and LTL operations are dependent upon diesel fuel, and accordingly, significant increases in diesel fuel costs or decreases in availability of fuel could materially and adversely affect our results of operations and financial condition if we are unable to pass increased costs on to customers through rate increases or fuel surcharges.

The price and availability of diesel fuel are subject to fluctuations due to changes in the level of global oil production, seasonality, weather, global politics, and other market factors. Fuel is subject to regional pricing differences and often costs more on the West Coast and in the Northeast, where we have significant operations. While we use a fuel surcharge program to recapture a portion of the increases in fuel prices it does not protect us against the full effect of increases in fuel prices. Because our fuel surcharge recovery lags behind changes in fuel prices our fuel surcharge recovery may not capture the increased costs we pay for fuel, especially when prices are rising. Our results of operations would be negatively affected and more volatile to the extent we cannot recover higher fuel costs or fail to improve our fuel price protection through our fuel surcharge program. Any widespread or long-term shortage or rationing of diesel fuel could materially and adversely affect our results of operations.

The conflicts in Ukraine and the Middle East, expansion of such conflicts to other areas or countries, or similar conflicts could adversely impact our business and financial results.

Although we do not have any direct operations in the current areas of conflict, we may be affected by the broader consequences of such conflicts or their expansion to other areas or countries or similar conflicts elsewhere, such as increased inflation, supply chain issues, including shortages of new revenue equipment, access to parts for our revenue equipment, embargoes, geopolitical shift, access to diesel fuel, higher energy prices, potential retaliatory action by the Russian or other governments, including cyber-attacks, and the extent of the conflict's effect on the global economy. The magnitude of these risks cannot be predicted, including the extent to which the conflict may heighten other risks disclosed herein. Ultimately, these or other factors could materially and adversely affect our results of operations.

We are subject to certain risks arising from doing business in Mexico.

We have growing operations in Mexico, which subjects us to general international business risks, including:

- foreign currency fluctuation;
- changes in Mexico's economic strength;
- disruptions related to port of entry restrictions;
- difficulties in enforcing contractual obligations and intellectual property rights;
- burdens of complying with a wide variety of international and US export, import, business procurement, transparency, and corruption laws, including the US Foreign Corrupt Practices Act;
- changes in trade agreements and US-Mexico relations;
- theft or vandalism of our revenue equipment; and
- social, political, and economic instability.

We may not make acquisitions in the future, or if we do, we may not be successful in our acquisition strategy.

Historically, acquisitions have been a part of our growth strategy. There is no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we do not make any future acquisitions, our growth rate could be materially and adversely affected. Any future acquisitions we undertake could involve issuing dilutive equity securities or incurring indebtedness, the terms of which may be less favorable to us than anticipated. In addition, acquisitions (including our recent acquisition of U.S. Xpress) involve numerous risks, any of which could have a materially adverse effect on our business and results of operations, including:

- the acquired company may not achieve anticipated revenue, earnings, or cash flow;
- we may assume liabilities beyond our estimates or what was disclosed to us;
- we may be unable to successfully assimilate or integrate the acquired company's operations or assets into our business and realize the anticipated economic, operational, and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical, or financial problems;
- transaction costs and acquisition-related integration costs could adversely affect our results of operations in the period in which such costs are recorded;
- the potential for deficiencies in internal controls at the acquired business, as well as implementing our own management information systems, operating systems and internal controls for the acquired operations;
- the timing and impact of purchase accounting adjustments;
- diverting our management's attention from other business concerns;
- risks of entering into new markets or business offerings in which we have had no or only limited prior experience; and
- the potential loss of customers, key employees, or driving associates of the acquired company.

Operational Risk

We may not grow substantially in the future and we may not be successful in sustaining or improving our profitability.

There is no assurance that in the future, our business will grow substantially or without volatility, nor can we assure you that we will be able to effectively adapt our management, administrative, and operational systems to respond to any future growth. Furthermore, there is no assurance that our operating margins will not be adversely affected by future changes in and expansion of our business or by changes in economic conditions or that we will be able to sustain or improve our profitability in the future.

Furthermore, the continued progression and development of new business offerings are subject to risks, including, but not limited to:

- initial unfamiliarity with pricing, service, operational, and liability issues;
- the potential need for additional capital, including for terminals and equipment;
- customer relationships may be difficult to obtain or retain, or we may have to reduce rates to gain and develop customer relationships;
- specialized equipment and information and management systems technology may not be adequately utilized;
- insurance and claims may exceed our past experience or estimations; and
- we may be unable to recruit and retain qualified personnel and management with requisite experience or knowledge of our logistics services, LTL operations, and other developing service offerings.

We derive a significant portion of our revenues from our major customers, the loss of one or more of which could have a materially adverse effect on our business.

A significant portion of our operating revenue is generated from a number of major customers, the loss of one or more of which could have a materially adverse effect on our business. Refer to "Business" for information regarding our customer concentrations. Aside from our dedicated operations, we generally do not have long-term contractual relationships, rate agreements, or minimum volume guarantees with our customers. There is no assurance any of our customers will continue to utilize our services, renew our existing contracts, continue at the same volume levels, or not seek to modify terms of existing contracts, including rates. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business, financial condition, and results of operations.

Retail and discount retail customers account for a substantial portion of our freight. Accordingly, our results may be more susceptible to trends in unemployment and retail sales than carriers that do not have this concentration.

In addition, our customers' financial difficulties could negatively impact our results of operations and financial condition, especially if these customers were to delay or default on payments to us. For our multi-year and dedicated contracts, the rates we charge may not remain advantageous. Further, despite the existence of contractual arrangements, certain of our customers may nonetheless engage in competitive bidding processes that could negatively impact our contractual relationship.

We depend on third-party capacity providers, and service instability from these transportation providers could increase our operating costs and reduce our ability to offer intermodal and brokerage services, which could adversely affect our revenue, results of operations, and customer relationships.

Our intermodal operations use railroads and some third-party drayage carriers to transport freight for our customers, and intermodal dependence on railroads could increase if we expand our intermodal services. In certain markets, rail service is limited to a few railroads or even a single railroad. Intermodal providers have experienced poor service from providers of rail-based services in the past. Our ability to provide intermodal services in certain traffic lanes would be reduced or eliminated if the railroads' services became unstable. Railroads could reduce their services in the future for various reasons, which may include work stoppages insufficient network capacity, adverse weather conditions, accidents, or other factors, which could increase the cost of the rail-based services we provide, could create cargo claims, and could reduce the reliability, timeliness, efficiency, and overall attractiveness of our rail-based intermodal services.

Our intermodal operations were negatively impacted by labor difficulties in the rail industry in 2022. Although labor challenges in the rail industry have softened, the future threat or occurrence of a work stoppage or strike among rail employees could significantly reduce or even halt operating capacity of our intermodal operations, which could have a materially adverse effect on our business, financial condition, and results of operations.

Furthermore, price increases could result in higher costs to us, which we may be unable to pass on to our customers and could result in the reduction or elimination of our ability to offer intermodal services. In addition, we may not be able to negotiate additional contracts with railroads to expand our capacity, add additional routes, obtain multiple providers, or obtain railroad services at current cost levels, any of which could limit our ability to provide this service.

Our logistics operations are dependent upon the services of third-party capacity providers, including other truckload and LTL capacity providers. These third-party providers may seek other freight opportunities and may require increased compensation in times of improved freight demand or tight full truckload and LTL capacity. Most of our third-party capacity provider transportation services contracts are cancelable on 30 days' notice or less. If we are unable to secure the services of these third-parties, or if we become subject to increases in the prices we must pay to secure such services, and we are not able to obtain corresponding customer rate increases, our business, financial condition, and results of operations may be materially adversely affected.

Insurance and claims expenses could significantly reduce our earnings.

Our future insurance and claims expense might exceed historical levels, which could reduce our earnings. We self-insure, or insure through our captive insurance companies, a significant portion of our claims exposure. For a detailed discussion of our self-insurance programs, including self-insurance retention limits, please refer to Note 12 to the consolidated financial statements in this Annual Report. Higher self-insured retention levels may increase the impact of auto liability occurrences on our results of operations. We reserve for anticipated losses and expenses and periodically evaluate and adjust our claims reserves to reflect our experience. Estimating the number and severity of claims, as well as related judgment or settlement amounts, is inherently difficult, and claims may ultimately prove to be more severe than our estimates. This, along with legal expenses, incurred but not reported claims, and other uncertainties can cause unfavorable differences between actual self-insurance costs and our reserve estimates. Accordingly, ultimate results may differ materially from our estimates, which could result in losses over our reserved amounts and could materially adversely affect our financial condition and results of operations.

Although we believe our aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed our aggregate coverage limits. If any claim were to exceed our coverage, we would bear the excess, in addition to our other self-insured amounts. Furthermore, insurance carriers have raised premiums for many businesses, including transportation companies.

In addition, rising healthcare costs could negatively impact financial results or force us to make changes to existing benefit programs, which could negatively impact our ability to attract and retain employees.

Insuring risk through our captive insurance companies could adversely impact our operations.

We insure certain affiliated risks through our captive insurance company, Mohave and through our risk retention group, Red Rock. Additionally, Mohave provides reinsurance to third-party insurance companies for affiliated risks insured by those third-party insurance companies. Red Rock insures a share of our automobile liability risk. The insurance and reinsurance markets are subject to market pressures. Our captive insurance companies' abilities or needs to access the reinsurance markets may involve the retention of additional risk, which could expose us to volatility in claims expenses.

Our captive insurance companies are regulated by state authorities. State regulations generally provide protection to policy holders, rather than stockholders. These regulations may increase our costs of regulatory compliance, limit our ability to change premiums, restrict our ability to access cash held in our captive insurance companies, and otherwise impede our ability to take actions we deem advisable.

In the future, we may continue to insure our automobile liability risk through our captive insurance subsidiaries, which will cause increases in the required amount of our restricted cash or other collateral, such as letters of credit. Significant increases in the amount of collateral required by third-party insurance carriers and regulators would reduce our liquidity.

If we are unable to recruit, develop, and retain our key employees, our business, financial condition, and results of operations could be adversely affected.

We are highly dependent upon the services of certain key employees and we believe their valuable knowledge about the trucking industry and relationships with our key customers and vendors would be difficult to replicate. We currently do not have employment agreements with our key employees, and the loss of any of their services or inadequate succession planning could negatively impact our operations and future profitability.

Increases in driving associate compensation or difficulties attracting and retaining qualified driving associates could have a materially adverse effect on our profitability and the ability to maintain or grow our fleet.

Difficulty in attracting and retaining sufficient numbers of qualified driving associates, independent contractors, and third-party capacity providers, could have a materially adverse effect on our growth and profitability. The full truckload and LTL transportation industries are subject to a shortage of qualified driving associates. Such shortage is exacerbated during periods of economic expansion, in which there may be alternative employment opportunities, or during periods of economic downturns, in which unemployment benefits might be extended and financing is limited for independent contractors who seek to purchase equipment or for students who seek financial aid for driving school. Furthermore, capacity at driving schools may be limited by future outbreaks of COVID-19 or other contagious diseases and any governmental imposed lockdown or other attempts to reduce the spread of such an outbreak may reduce the pool of potential drivers available to us. Regulatory requirements could further reduce the number of eligible driving associates. We believe our employee screening process, which includes extensive background checks and hair follicle drug testing, is more rigorous than generally employed in our industry and has decreased the pool of qualified applicants available to us. Our inability to engage a sufficient number of driving associates and independent contractors may negatively affect our operations.

In addition, we suffer from a high turnover rate of driving associates and independent contractors. This high turnover rate requires us to spend significant resources on recruiting and retention.

Further, our driving associate compensation and independent contractor expenses are subject to market conditions and we may find it necessary to increase driving associate and independent contractor contracted rates in future periods.

Our arrangements with independent contractors expose us to risks that we do not face with our company driving associates.

Our financing subsidiaries offer financing to some of the independent contractors we contract with to purchase or lease tractors from us. If these independent contractors default or experience a lease termination in conjunction with these agreements and we cannot replace them, we may incur losses on amounts owed to us. Also, if liquidity constraints or other restrictions prevent us from providing financing to the independent contractors we contract with in the future, then we could experience a shortage of independent contractors.

Our lease contracts with independent contractors are governed by federal leasing regulations, which impose specific requirements on us and the independent contractors. In the past, we have been the subject of lawsuits, alleging violations of lease agreements or failure to follow the contractual terms, some of which resulted in adverse decisions against the Company. We could be subjected to similar lawsuits and decisions in the future, which if determined adversely to us, could have an adverse effect on our financial condition.

"Other Regulation" in this Annual Report, discusses how we could be affected by changes in law or regulations regarding our leasing arrangements with independent contractors.

We have operations and business lines in ancillary areas that may increase risk or impair our financial position.

We have from time to time expanded our business lines into ancillary areas, such as support services provided to our customers and third-party carriers, including insurance coverage, equipment maintenance, equipment leasing, warehousing, trailer parts manufacturing, and warranty services. We may incur significant costs in the development and refinement of these business lines, some of which may be outside of our core competency. In addition, the development and expansion of these areas may result in us incurring unanticipated costs to effectively support the new business lines, the potential for disruption to our core business, the distraction of management, the inability to effectively compete with competitors in the areas of our new lines of business, and the potential that we may need to discontinue operations or business lines and incur significant related costs. We cannot guarantee that these businesses or strategies will be successful and any of these businesses or strategies may not achieve the anticipated financial results and could have an adverse effect on volatility, our business, financial condition and operating results.

We are dependent on management information and communications systems and other information technology assets (including the data contained therein), and a significant systems disruption or failure in the foregoing, including those caused by cybersecurity breaches, whether internally or with third parties, could adversely affect our business.

Our business depends on the efficient, stable, and uninterrupted operation of our management information and communications systems and other information technology assets (including the data contained therein).

Our management information and communication systems are used in various aspects of our business. If any of our critical information or communications systems fail or become unavailable, it could temporarily affect the efficiency and effectiveness of our operations. Our operations and those of our providers are vulnerable to interruption by natural disasters, such as fires, storms, and floods, which may increase in frequency and severity due to climate change. We are also vulnerable to interruption by power loss, telecommunications failure, cyber-attacks, terrorist attacks, internet failures, and other events beyond our control. Our business and operations could be adversely affected in the event of a system failure, disruption, or security breach that causes a delay, interruption, or impairment of our services and operations. Although we carry insurance to help protect us from losses due to an interruption of our systems, the risk of a system failure, especially due to a cyber-attack, has increased since the commencement of the war between Russia and Ukraine. However, we are unable to quantify the degree which the risk has increased due to the conflict. In addition, there is no guarantee such an attack will fall within the coverage limits of our insurance. Any such failure, inability to upgrade or update, disruption, or security breach (including cyberattacks) related to our systems and technological assets may also impact third-parties upon which we rely in our business, and could hinder our services or such third-parties, which could have a materially adverse effect on our business.

We receive and transmit confidential data in the normal course of business. Despite our implementation of safeguards, our information and communication systems are vulnerable to disruption, unauthorized access and viewing, misappropriation, altering, or deleting of information. A security breach could damage our business operations and reputation and could cause us to incur costs associated with repairing our systems, increased security, customer notifications, lost operating revenue, litigation, regulatory action, and reputational damage.

In addition, the adoption of artificial intelligence ("AI") and other emerging technologies may become significant to operating results in the future. While AI and other technologies may offer substantial benefits, they may also introduce additional risk. If we are unable to successfully implement and utilize such emerging technologies as effectively as competitors, our results of operation may be negatively affected.

Some of our employees work remotely, which may increase the cybersecurity risks to our business, including an increased demand for information technology resources, increased risk of phishing, and other cybersecurity attacks.

We have, and will continue to have, a portion of our employee population that works from home full-time or under flexible work arrangements, and we have provided associates with expanded remote network access options which enable them to work outside of our corporate infrastructure and, in some cases, use their own personal devices, which exposes us to additional cybersecurity risks. Our employees working remotely may expose us to cybersecurity risks through: (i) unauthorized access to sensitive information as a result of increased remote access, including our employees' use of Company-owned and personal devices and videoconferencing functions and applications to remotely handle, access, discuss, or transmit confidential information, (ii) increased exposure to phishing and other scams as cybercriminals may, among other things, install malicious software on our systems and equipment and access sensitive information, and (iii) violation of international, federal, or state-specific privacy laws. We believe that the increased number of employees working remotely has incrementally increased our cyber risk profile, but we are unable to predict the extent or impacts of those risks at this time. A significant disruption of our information technology systems, unauthorized access to or loss of confidential information, or legal claims resulting from our violation of privacy laws could each have a material adverse effect on our business.

Seasonality and the impact of weather and other catastrophic events could have a materially adverse effect on our results of operations and profitability or make our results of operations and profitability more volatile.

"Seasonality" in Note 1 to the consolidated financial statements in this Annual Report, discusses in detail how seasonality and weather could impact our operations.

The effects of a widespread outbreak of an illness or disease, or any other public health crisis, as well as regulatory measures implemented in response to such events, could negatively impact the health and safety of our workforce and/or adversely impact our business, results of operations, financial condition, and cash flows.

We face a wide variety of risks related to public health crises, epidemics, pandemics or similar events, such as COVID-19. If a new health epidemic or outbreak were to occur, we could experience broad and varied impacts similar to the impact of COVID-19, including adverse impacts to our workforce, our operations, and financial impacts, such as increased costs, tightening of credit markets, market volatility and a weakened freight environment. If any of these were to occur, our operations, financial condition, liquidity, results of operations, and cash flows could be adversely impacted.

Compliance Risk

We operate in a highly regulated industry, and changes in existing regulations or violations of existing or future regulations could have a materially adverse effect on our operations and profitability.

We, our drivers, and our equipment are regulated by various federal and state agencies in the states, provinces, and countries in which we operate. Future laws and regulations or changes to existing laws and regulations may be more stringent, require changes in our operating practices, influence the demand for transportation services, or require us to incur significant additional costs, which could materially adversely affect our business, financial condition, and results of operations.

"Industry Regulation" and "Other Regulation" in this Annual Report, discusses in detail regulations related to our business that could materially impact our business, financial condition, and operations.

Receipt of an unfavorable DOT safety rating or an unfavorable ranking under the CSA program could have a material adverse effect on our profitability and operations.

If we, or one of our subsidiaries, received a conditional or unsatisfactory DOT safety rating or an unfavorable ranking under the CSA program, it could lead to increased risk of liability, increased insurance, maintenance and equipment costs, and potential loss of customers, which could materially adversely affect our business, financial condition, and results of operations.

"Industry Regulation" in this Annual Report, provides discussion of the DOT safety rating system and the CSA program.

Ineffective internal controls could have a negative impact on our business, results of operations, and our reputation.

Our internal controls over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, failure or interruption of information technology systems, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, including with the implementation of our internal controls in acquired companies, our business and operating results could be harmed and we could fail to meet our financial reporting obligations, which also could have a negative impact on our reputation.

Compliance with various environmental laws and regulations to which our operations are subject may increase our costs of operations, and non-compliance with such laws and regulations could result in substantial fines or penalties.

We are subject to various environmental laws and regulations. We have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations; however, in the event of any of the following, we could be subject to clean-up costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and results of operations:

• we are involved in a spill or other accident involving hazardous substances;

• there are releases of hazardous substances we transport;

• soil or groundwater contamination is found at our facilities or results from our operations; and

• we are found to be in violation of or fail to comply with applicable environmental laws or regulations.

Certain of our terminals are located on or near environmental Superfund sites designated by the EPA and/or state environmental authorities. We have not been identified as a potentially responsible party with regard to any such site. Nevertheless, we could be deemed responsible for clean-up costs.

In addition, tractors and trailers used in our full truckload and LTL operations are affected by laws and regulations related to air emissions and fuel efficiency. Governmental agencies continue to enact more stringent laws and regulations to reduce engine emissions. These laws and regulations are applicable to engines used in our revenue equipment. We have incurred and continue to incur costs related to the implementation of these more rigorous laws and regulations. Additionally, in certain locations governments have banned or may in the future ban internal combustion engines for some types of vehicles. To the extent these bans affect our revenue equipment, we may be forced to incur substantial expense to retrofit existing engines or make capital expenditures to update our fleet. As a result, our business, results of operations, and financial condition could be negatively affected.

As the environmental laws and regulations to which we are subject become more stringent, we may experience increased costs related to compliance, and if such laws and regulations take effect faster than we anticipate or are prepared for, we may experience difficulty complying. In addition, certain environmental laws and regulations may require us to disclose certain metrics or other data related to our operations that have historically been confidential. Failure to comply with these laws and regulations may result in fines or penalties, a decrease in productivity, and other constraints that could impair our financial and operational position and have a negative impact on our stock price and reputation. "Environmental Regulation" in this Annual Report, provides a discussion of the environmental laws and regulations applicable to our business and operations.

Developments in labor and employment law and any unionizing efforts by employees could have a materially adverse effect on our results of operations.

Although our only collective bargaining agreement exists at our Mexican subsidiary, we always face the risk that our employees will try to unionize. If we entered into a collective bargaining agreement with our domestic employees, it could have a material adverse effect on our business, customer retention, financial condition, results of operations, and liquidity, and could cause significant disruption of, or inefficiencies in, our operations, because:

- restrictive work rules could hamper our ability to improve or sustain operating efficiency or could impair our service reputation and limit our ability to provide certain services;
- a strike or work stoppage could negatively impact our profitability and could damage customer and employee relationships;
- shippers may limit their use of unionized companies because of the threat of strikes and other work stoppages;
- unionization of any of our operations could lead to pressure on our LTL and full truckload employees to unionize;
- collective agreements could result in material increases in wages and benefits; and
- an election and bargaining process could divert management's time and attention from our overall objectives and impose significant expenses.

If the independent contractors we contract with were ever re-classified as employees, the magnitude of this risk would increase. "Industry Regulation" in this Annual Report, provides discussion of labor and employment laws applicable to our business and operations.

If our independent contractors are deemed by regulators or the judicial process to be employees, our business, financial condition, and results of operations could be adversely affected.

Tax and other regulatory authorities, as well as independent contractors themselves, have increasingly asserted that independent contractors in the trucking industry are employees rather than independent contractors. Carriers such as us that operate or have operated lease-purchase programs have been more susceptible to lawsuits seeking to reclassify independent contractors that have engaged in such programs. We have been subject to litigation relating to such matters in the past and continue to be at risk moving forward. If the independent contractors we engage were determined to be our employees, we would incur additional exposure under federal and state tax, workers' compensation, unemployment benefits, labor, employment, insurance, discrimination, and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings. Furthermore, if independent contractors were deemed employees, then certain of our third-party revenue sources, including shop and insurance margins, would be eliminated. "Industry Regulation" in this Annual Report, provides discussion of legislation regarding independent contractors.

Litigation may adversely affect our business, financial condition, and results of operations.

The nature of our business exposes us to the potential for various claims and litigation, including class-action litigation and other legal proceedings related to personal injury, labor and employment, property damage, cargo claims, safety and contract compliance, environmental liability, and other matters, and we have been subject to litigation regarding these matters in the past. The number and severity of litigation claims may be worsened by various factors, including, among others, weather and distracted driving by both truck drivers and other motorists. These legal proceedings have resulted, and may result in the future, in the payment of substantial settlements or damages and increases in our insurance costs.

Recently, trucking companies, including us, have been subject to lawsuits, including class action lawsuits, alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal breaks, rest periods, overtime eligibility, and failure to pay for all hours worked. A number of these lawsuits have resulted in the payment of substantial settlements or damages by the defendants.

The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. We establish reserves based on our assessment of known legal matters and contingencies. New legal claims, or subsequent developments related to known claims, may affect our assessment and estimates of our recorded legal reserves and may require us to make payments in excess of our reserves. The cost to defend litigation may also be significant. Because of the potential expenses and uncertainties associated with litigation, we may from time to time settle disputes, even where we believe we have a meritorious position. Further, not all claims are covered by our insurance, and there can be no assurance that our coverage limits will be adequate to cover all amounts in dispute. To the extent we experience claims that are uninsured, exceed our coverage limits, involve significant aggregate use of our self-insured retention amounts, or cause increases in future premiums, the resulting expenses could have a materially adverse effect on our business, results of operations, financial condition, or cash flows, and our involvement in legal proceedings could negatively impact our business reputation and our relationship with our customers, suppliers, and employees.

Changes to trade regulation, quotas, duties or tariffs, caused by the changing US and geopolitical environments or otherwise, may increase our costs and adversely affect our business.

The imposition of additional tariffs or quotas or changes to certain trade agreements, could, among other things, increase the costs of the materials used by our suppliers to produce new revenue equipment or increase the price of fuel. Such cost increases for our revenue equipment suppliers would likely be passed on to us, and to the extent fuel prices increase, we may not be able to fully recover such increases through rate increases or our fuel surcharge program, either of which could have an adverse effect on our business.

Increasing attention on environmental, social, and governance (ESG) matters may have a negative impact on our business, impose additional costs on us, and expose us to additional risks.

Companies are facing increasing attention from stakeholders relating to ESG matters, including environmental stewardship, social responsibility, and diversity and inclusion. Organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to negative investor sentiment toward the Company, which could have a negative impact on our stock price.

Our Sustainability Report reflects our current initiatives and is not a guarantee that we will be able to achieve them. Our ability to successfully execute these initiatives and accurately report our progress presents numerous operational, financial, legal, reputational and other risks, many of which are outside our control, and all of which could have a material negative impact on our business. Additionally, the implementation of these initiatives imposes additional costs on us. If our ESG initiatives fail to satisfy our stakeholders, then our reputation, our ability to attract or retain employees, and our attractiveness as an investment and business partner could be negatively impacted. Similarly, our failure, or perceived failure, to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could also have similar negative impacts and expose us to government enforcement actions and private litigation.

We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.

The potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, fog, mist, freezing conditions, sea-level rise and other climate-related events, could cause loss or damage to our equipment or properties, deteriorate or destroy the infrastructure upon which we rely, increase the likelihood of accidents, disrupt fuel supplies, and/or increase our claims liabilities and our cost to obtain insurance coverage, any of which could impair our operations and financial position. Operational impacts, such as the delay or difficulty in delivering freight, could result in loss of revenue, decrease the demand for our services, and harm our reputation. In addition, certain warehouses and loading docks that we frequently utilize and certain of our terminals are in locations susceptible to the impacts of storm-related flooding and sea-level rise, which could result in costs and loss of revenue. We could incur significant costs to improve the climate resiliency of our equipment and properties and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

Concern over climate change, including the impact of global warming, has led to significant legislative and regulatory efforts to limit carbon and other greenhouse gas emissions. Emission-related regulatory actions have historically resulted in increased costs related to revenue equipment, diesel fuel, equipment maintenance, and environmental monitoring or reporting requirements, and future legislation, if any, could impose substantial costs that may adversely affect our results of operations. In addition, any such legislation may require changes in our operating practices, impair equipment productivity, or require additional reporting disclosures, and compliance with any such legislation may increase our risk of litigation or governmental investigations or proceedings.

Financial Risk

We have significant ongoing capital requirements that could affect our profitability if our capital investments do not match customer demand for invested resources, we are unable to generate sufficient cash from operations, or we are unable to obtain financing on favorable terms.

Our full truckload and LTL operations are capital intensive, and our policy of operating newer equipment requires us to expend significant amounts on capital annually. If anticipated demand differs materially from actual usage, our capital intensive full truckload and LTL operations may have too many or too few assets. The recent expansion of our operations to LTL has increased and will continue to increase our capital requirements for real estate associated with LTL operations. During periods of decreased customer demand, our asset utilization may suffer, and we may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right-size our fleet. This could cause us to incur losses on such sales or require payments in connection with such turn-ins, particularly during times of a softer used equipment market, either of which could have a materially adverse effect on our profitability.

In the event that we are unable to generate sufficient cash from operations, maintain compliance with financial and other covenants in our financing agreements, or obtain equity capital or financing on favorable terms in the future, we may have to limit our fleet size, enter into less favorable financing, or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our operations and profitability.

If credit markets weaken, it may be difficult for us to access our current sources of credit and may be difficult for our lenders to find the capital to fund us. We may need to incur additional debt, or issue debt or equity securities in the future, to refinance existing debt, fund working capital requirements, make investments, or support other business activities. Declines in consumer confidence, decreases in domestic spending, economic contractions, rating agency actions, and other trends in the credit market may impair our future ability to secure financing on satisfactory terms, or at all.

In the future, we may need to obtain additional financing that may not be available or, if it is available, may result in a reduction in the percentage ownership of our then-existing stockholders.

We may need to raise additional funds in order to:

- finance unanticipated working capital requirements, capital investments, or refinance existing indebtedness;
- develop or enhance our technological infrastructure and our existing products and services;
- fund strategic relationships;
- respond to competitive pressures; and
- acquire complementary businesses, technologies, products, or services.

If the economy and/or the credit markets weaken, or we are unable to enter into finance or operating leases to acquire revenue equipment on terms favorable to us, our business, financial results, and results of operations could be materially adversely affected, especially if consumer confidence declines and domestic spending decreases. If adequate funds are not available or are not available on acceptable terms, our ability to fund our strategic initiatives, take advantage of unanticipated opportunities, develop or enhance technology or services, or otherwise respond to competitive pressures could be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our then-existing stockholders may be reduced, and holders of these securities may have rights, preferences, or privileges senior to those of our then-existing stockholders. Volatility to equity markets could also impair our financial position in general terms and our ability to effectively capitalize on potential merger and acquisition opportunities.

In the event of an economic downturn or disruption in the credit markets, our indebtedness could place us at a competitive disadvantage in terms of our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our debt obligations compared to our competitors that are less leveraged.

This could have negative consequences that include:

- increased vulnerability to adverse economic, industry, or competitive developments;
- cash flows from operations that are committed to payment of principal and interest, thereby reducing our ability to use cash for our operations, capital expenditures, and future business opportunities;
- increased interest rates that would affect our variable rate debt or our ability to utilize appropriate leverage in general;
- potential noncompliance with financial covenants, borrowing conditions, and other debt obligations (where applicable);
- lack of financing for working capital, capital expenditures, product development, debt service requirements, and general corporate or other purposes;
- limits on our flexibility to plan for, or react to, changes in our business, market conditions, or in the economy; and
- undertaking cost-saving measures that adversely impact on our ability to grow and our long-term financial position.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

As detailed in Note 15 to the consolidated financial statements in this Annual Report, we must comply with various affirmative, negative, and financial covenants. A breach of any of these covenants could result in default or (when applicable) cross-default. Upon default under our primary credit facility, the lenders could elect to declare all outstanding amounts to be immediately due and payable, as well as terminate all commitments to extend further credit. Such actions by those lenders could cause cross-defaults with our other debt agreements. If we were unable to repay those amounts, the lenders could use any collateral granted to satisfy all or part of the debt owed to them. If the lenders accelerated our debt repayments, we might not have sufficient assets to repay all amounts borrowed.

In addition, we have other financing that includes certain affirmative and negative covenants and cross-default provisions. Failure to comply with these covenants and provisions may jeopardize our ability to continue to sell receivables under the facility and could negatively impact our liquidity.

Our debt agreements contain variable rate debt that could affect our financial results should interest rates rise.

We are subject to exposure from variable interest rates, as described in "Quantitative and Qualitative Disclosures about Market Risk" in this Annual Report.

We could determine that our goodwill and other indefinite-lived intangibles are impaired, thus recognizing a related impairment loss.

We have goodwill and indefinite-lived intangible assets on our balance sheet, which has increased since our U.S. Xpress acquisition. Given our history of acquisitions and growth objectives, our goodwill and intangible assets could grow. We periodically evaluate our goodwill and indefinite-lived intangible assets for impairment. We could recognize impairments in the future, and we may never realize the full value of our intangible assets. If these events occur, our profitability and financial condition will suffer.

If our investments in entities are not successful or decrease in market value, we may be required to write off or lose the value of a portion or all of our investments, which could have a materially adverse effect on our results of operations.

Through one of our wholly-owned subsidiaries, we have directly or indirectly invested in certain entities that make privately negotiated equity investments. In the past, the Company has recorded impairment charges to reflect the other-than-temporary decreases in the fair value of its portfolio. If the financial position of any such entity declines, we could be required to write down all or part of our investment in that entity, which could have a materially adverse effect on our results of operations.

Changes in taxation could lead to an increase of our tax exposure and could affect the Company's financial results.

President Biden has provided some informal guidance on what federal tax law changes he supports, such as an increase in the corporate tax rate from its current top rate of 21%. If an increase in the corporate tax rate is passed by Congress and signed into law, it could have a materially adverse effect on our financial results and financial position. At December 31, 2023, the Company has a deferred tax liability of $951.7 million. The amount of deferred tax liability is determined by using the enacted tax rates in effect for the year in which differences between the financial statement and tax basis of assets and liabilities are expected to reverse. Accordingly, our net current tax liability has been determined based on the currently enacted rate of 21%. If the current rate were increased due to legislation, it would have an immediate revaluation of our deferred tax assets and liabilities in the year of enactment. For example, an increase in the tax rate from 21% to 28% would result in the immediate increase in our net deferred tax liability of approximately $273.4 million, with a corresponding increase to income tax expense in the year of enactment to reflect the revaluation.

CYBERSECURITY

Cybersecurity Risk Management and Strategy

Risk Management Strategy

While no organization can eliminate cybersecurity risk entirely, we devote significant resources to our cybersecurity strategy that we believe is reasonably designed to mitigate our cybersecurity and information technology risk. These efforts are designed to protect against, and mitigate the effects of, among other things, cybersecurity incidents where unauthorized parties attempt to access confidential, sensitive, or personal information; potentially hold such information for ransom; destroy data; disrupt or delay our operations or systems; or otherwise cause harm to the Company, our customers, employees, or other key stakeholders.

Process — We use a multi-layered defensive cybersecurity strategy based on best practices to identify risks, protect technology assets, detect anomalies, respond to, and recover from cybersecurity incidents. Our processes to identify, assess, and manage material risks from cybersecurity threats includes the following:

- Identify - We identify risks from cybersecurity threats by first developing and maintaining an understanding of assets and systems essential to our operation and reputation, as well as assets and systems that could provide value to threat actors. Any attempt by a threat actor is considered a potential risk if a threat actor can use it to reduce the value of an asset, reduce our ability to utilize or otherwise access the value of an asset, or surreptitiously gain or increase their access to an asset or system which would result in decreased information security or a disruption in our operations.

- Assess - We assess risks from cybersecurity threats by evaluating exposure of our assets to identified cyber risks, as well as potential impacts to our operations or reputation from our inability to access or utilize an asset or system, or a threat actor's ability to gain access to an asset or system. We further evaluate the potential materiality of these risks based on the potential impact to our operations or reputation.

- Manage - We mitigate risks from cybersecurity threats by applying multiple layers of defense to maximize our continued ability to access or utilize an asset or system and minimize threat actors' ability to gain or increase their access to an asset or system. We prioritize defensive mechanisms, including administrative, physical, and technical controls, according to their relative cost and reduction in risk.

We further monitor, test, assess, and update these processes, including working with technology partners, government agencies, regulators, law enforcement, industry groups, and peers to implement practices to guard against an evolving cyber threat environment and to ensure we remain compliant with relevant regulatory requirements. We offer cybersecurity training for staff at key sites, focusing on reducing human risk through anti-phishing and social engineering exercises. We also carry cybersecurity insurance that provides protection against potential losses arising from certain cybersecurity incidents as part of our cybersecurity risk mitigation strategy.

Integration into our Risk Management Program — Our processes to assess, identify, and manage cybersecurity risks are expressly incorporated into our risk management program, which includes technology as one of the five primary risk categories addressed by our risk program, with cybersecurity risks being one of the three subcategories within the technology risk category. As a result, our risk management leadership team works with the Chief Information Officer ("CIO") and Vice President of Information Technology Security ("VPIT"), which we refer to collectively as "Cybersecurity Leadership," to define the top areas of risk in both the technology and cybersecurity areas, with such risks incorporated into our risk management program. Our risk management leadership team also meets on a quarterly basis with our cross-functional technology risk working group, comprised of leaders across the information technology, operations, internal audit, information security and legal departments, to monitor developments on an ongoing basis in the threat landscape in order to identify and prioritize key cybersecurity threats that may impact the Company.

Incident Response

The Company has a dedicated cybersecurity incident response team, overseen by Cybersecurity Leadership, which is responsible for managing and coordinating the Company's cybersecurity incident response plans and efforts. This team also collaborates closely with other teams in identifying, protecting from, detecting, responding to, and recovering from cybersecurity incidents. Cybersecurity incidents that meet certain thresholds are escalated to Cybersecurity Leadership and cross-functional teams on an as-needed basis for support and guidance. Additionally, this team tracks potentially material cybersecurity incidents to help identify and analyze them. The Company's cybersecurity incident response team partners with the Company's internal cybersecurity teams as well as with external legal advisors, communication specialists, government agencies, regulators, law enforcement, and other key stakeholders as appropriate to respond to cybersecurity incidents. The Company maintains a cybersecurity incident response plan to prepare for and respond to cybersecurity incidents. The incident response plan includes standard processes for reporting and escalating cybersecurity incidents to senior management and the Board as appropriate. Additionally, the Company conducts at least one cybersecurity tabletop exercise on an annual basis, where members of a cross-functional team engage in a simulated cybersecurity incident scenario. This preparedness exercise is intended to provide training for the participants and to help the Company assess its processes and capabilities in addressing major cybersecurity incidents.

Use of Third Parties

The Company engages cybersecurity consultants, auditors, and other third parties to assess and enhance its cybersecurity practices. These third parties conduct assessments, penetration testing, and risk assessments to identify weaknesses and recommend improvements. Additionally, the Company leverages a number of third-party tools and technologies as part of its efforts to enhance cybersecurity functions. This includes a managed security service provider to augment the Company's dedicated security operations team, an endpoint detection and response system for continuous monitoring, detection, and response capabilities, and a security information and event management solution to automate real-time threat detection, investigation, and prioritization.

We also rely on third-party service providers to support our business and operations, which may include processing of confidential and other sensitive data. We are committed to continuing to develop and enhance our onboarding and monitoring processes for third-party vendors to ensure alignment with best practices. Despite our efforts, it's important to note our service providers are ultimately responsible to establish and uphold their respective cybersecurity programs. We have limited ability to monitor the cybersecurity practices of our service providers and there can be no assurance that we can prevent or mitigate the risk of any compromise or failure in the information systems, software, networks, or other assets owned or controlled by our service providers. Notwithstanding our efforts to mitigate any such risk, there can be no assurance that the compromise or failure of supplier information systems, technology assets, or cybersecurity programs would not have an adverse effect on the security of our information systems.

Risks from Material Cybersecurity Threats

As of the date of this report, the Company has not identified any cybersecurity threats that have materially affected or are reasonably anticipated to have a material effect on the organization. Although the Company has not experienced cybersecurity incidents that are individually, or in the aggregate, material, the Company has experienced cyberattacks in the past, which the Company believes have thus far been mitigated by preventative, detective, and responsive measures put in place by the Company. Further, despite the capabilities, processes, and other security measures we employ that we believe are designed to detect, reduce, and mitigate the risk of cybersecurity incidents, we may not be aware of all vulnerabilities or might not accurately assess the risks of incidents, and such preventative measures cannot provide absolute security and may not be sufficient in all circumstances or mitigate all potential risks. For a detailed discussion of the Company's cybersecurity related risks, refer to "Operational Risk" under "Risk Factors" in this Annual Report.

Cybersecurity Governance

Board Oversight

The Board is responsible for overseeing management's assessments of major risks facing the Company and for reviewing options to mitigate such risks. The Board's oversight of major risks, including cybersecurity risks, occurs at both the full Board level and at the Board committee level through the Nominating and Corporate Governance Committee.

The Board — The Chief Executive Officer, the Chief Financial Officer, the CIO, members of senior management, and other personnel and advisors, as requested by the Board, report on the risks to the Company, including cybersecurity risks, at regularly scheduled meetings of the Board and its committees. Based on these reports, the Board requests follow-up data and presentations to address any specific concerns and recommendations. Additionally, the Board committees have opportunities to report regularly to the entire Board and review with the Board any major issues that arise at the committee level, which may include cybersecurity risks.

Nominating and Corporate Governance Committee — The Nominating and Corporate Governance Committee, which is comprised entirely of independent directors, reviews with management the Company's technology and cybersecurity frameworks, policies, programs, opportunities, and risk profile both at its regularly scheduled meetings and, if appropriate, in real time. Cybersecurity Leadership, members of the cybersecurity team, or other advisors, as requested by the Nominating and Corporate Governance Committee, report at least quarterly on the Company's technology, data privacy, and cybersecurity strategies and risks. Cybersecurity topics are presented to the Nominating and Corporate Governance Committee on a quarterly basis and generally highlight any significant cybersecurity incidents, the cyber threat landscape, cybersecurity program enhancements, cybersecurity risks and related mitigation activities, and any other relevant cybersecurity topics. Reporting to the Nominating and Corporate Governance Committee is multi-format and includes both live presentations and memoranda. The Board believes that this regular cadence of reporting helps to provide the Nominating and Corporate Governance Committee with an informed understanding of the Company's dynamic cybersecurity program and threat landscape. The Nominating and Corporate Governance Committee further reviews with management the Company's business continuity and disaster recovery plans and capabilities, including our cybersecurity and business interruption insurance coverages, and the effectiveness of the Company's escalation procedures. Based on these management reports, the Nominating and Corporate Governance Committee may request follow-up data and presentations to address any specific concerns and recommendations. In addition to this regular reporting, significant cybersecurity risks or threats may also be escalated by management on as needed basis to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee may also escalate such issues to the full Board at any time.

Management's Role

The Company has a dedicated cybersecurity organization within its technology department that focuses on current and emerging cybersecurity matters. The Company's cybersecurity function is led by Cybersecurity Leadership who are actively involved in assessing and managing cybersecurity risks. They are responsible for implementing cybersecurity policies, programs, procedures, and strategies. The responsibilities and relevant experience of each of the Cybersecurity Leaders are listed below:

- The CIO provides leadership for the Company's technology department, including responsibility for leading organization-wide cybersecurity strategy, policy, and processes. Our CIO has served in this role since the 2017 Merger, has been at Swift since 2003, and has over 25 years of cybersecurity experience, including technology positions at AlliedSignal, Sara Lee, and J-Del.

- The VPIT, reporting to the CIO, is responsible for the assessment, oversight, and management of our enterprise-wide cybersecurity strategy and governance. Our VPIT has served in this role since 2020 and has significant relevant experience and professional certifications, including 18 years of cybersecurity and infrastructure experience. The VPIT, along with our cybersecurity team, has guided the organization through building a multi-layer cybersecurity program.

The Company's cybersecurity department is comprised of teams that engage in a range of cybersecurity activities such as threat intelligence, security architecture, and incident response. These teams, in coordination with third parties, conduct vulnerability management and penetration testing to identify, classify, prioritize, remediate, and mitigate vulnerabilities. The results of these tests are reviewed with the Nominating and Corporate Governance Committee. Leaders from each team regularly meet with Cybersecurity Leadership to provide visibility into major issues and seek alignment with strategy. As noted above under "Incident Response," the Company's cybersecurity incident response plan includes standard processes for reporting and escalating cybersecurity incidents to senior management and the Board, as appropriate. Cybersecurity incidents that meet certain thresholds are escalated to Cybersecurity Leadership and cross-functional teams on an as-needed basis for support and guidance. The Company's incident response team also coordinates with external legal advisors, communication specialists, government agencies, regulators, law enforcement, and other key stakeholders.

PROPERTIES

Our Knight and Swift headquarters are both located in Phoenix, Arizona. Including Knight's former headquarters location, which was re-purposed as a regional operations facility, our headquarters cover approximately 200 acres, consisting of about 300,000 square feet of office space, 150,000 square feet of repair and maintenance facilities, a twenty thousand square-foot driving associates' center and restaurant, an eight thousand square-foot recruiting and training center, a six thousand square-foot warehouse, a 300-space parking structure, as well as two truck wash and fueling facilities. Our U.S. Xpress headquarters located in Chattanooga, Tennessee, covers approximately 29.4 acres of land consisting of about 100,000 square feet of office space. Our ACT headquarters located in Dothan, Alabama, covers approximately 20 acres of land consisting of about 57,474 square feet of office space, a 2,364 square foot supply warehouse, 37,248 square feet of repair and maintenance facilities, 8,274 square feet of parts warehousing, and a 15,110 square foot loading dock.

We have over 250 locations in the US and Mexico, including our headquarters, terminals, driving academies, and certain other locations, which are included in the table below. Our terminals may include customer service, marketing, fuel, and/or repair facilities. Given the fluidity of our operations, and to promote operational efficiency, our terminal properties are used by each of our Truckload, LTL, Logistics, Intermodal, and All Other Segments. We also own or lease parcels of vacant land, drop yards, and space for temporary trailer storage for ourselves and other carriers, as well as several non-operating facilities, which are excluded from the table below. As of December 31, 2023, our aggregate monthly rent for all leased properties was approximately $4.5 million with varying terms expiring through December 2039. We believe that substantially all of our property is in good condition and our facilities have sufficient capacity to meet our current needs.

The following listing shows our logos with our corresponding company descriptions, as the logos are used to depict brand representation by location in the accompanying table:

Logo	Brand	Reportable Segment(s)
KNIGHT TRANSPORTATION	Knight	Truckload, Logistics
SWIFT TRANSPORTATION	Swift	Truckload, Logistics, Intermodal
U.S. XPRESS	U.S. Xpress	Truckload, Logistics
ACT	ACT	LTL
MME	MME	LTL
BARR-NUNN	Barr-Nunn Transportation LLC	Truckload
ABILENE MOTOR EXPRESS	Abilene Motor Express, LLC	Truckload

Location	Brand	Owned	Leased	Total
		Owned/Leased		
Alabama	ACT	7	2	9
Arizona	Knight Transportation, Swift Transportation, U.S. Xpress	6	6	12
Arkansas	ACT, Abilene Motor Express	5	1	6
California	Knight Transportation, Swift Transportation, U.S. Xpress, Abilene Motor Express	9	6	15
Colorado	Knight Transportation, Swift Transportation, M/M/E	2	1	3
Florida	Knight Transportation, Swift Transportation, U.S. Xpress, ACT	15	4	19
Georgia	Knight Transportation, Swift Transportation, U.S. Xpress, ACT, Abilene Motor Express	12	7	19
Idaho	Knight Transportation, Swift Transportation	2	2	4
Illinois	Knight Transportation, Swift Transportation, U.S. Xpress, ACT	6	4	10
Indiana	Knight Transportation, Swift Transportation, U.S. Xpress, ACT	7	2	9
Iowa	M/M/E, Barr-Nunn	3	3	6
Kansas	Knight Transportation, Swift Transportation, M/M/E	3	1	4
Kentucky	ACT	2	1	3
Louisiana	ACT	6		6
Mexico	Swift Transportation	5	4	9
Michigan	Swift Transportation, ACT	2		2
Minnesota	Swift Transportation, M/M/E	1	2	3
Mississippi	Knight Transportation, U.S. Xpress, ACT	7	1	8
Missouri	Swift Transportation, ACT, M/M/E	4	1	5
Montana	M/M/E	2	4	6
Nebraska	M/M/E		2	2
Nevada	Knight Transportation, Swift Transportation	5	1	6
New Jersey	Swift Transportation	1		1
New Mexico	Swift Transportation	1		1
New York	Swift Transportation	2	1	3
North Carolina	Knight Transportation, Swift Transportation, ACT, Barr-Nunn, Abilene Motor Express	10	2	12
North Dakota	M/M/E	1	8	9
Ohio	Knight Transportation, Swift Transportation, U.S. Xpress, ACT, Barr-Nunn	5		5
Oklahoma	Knight Transportation, Swift Transportation, ACT, Abilene Motor Express	4	1	5
Oregon	Knight Transportation, Swift Transportation, M/M/E	2	1	3
Pennsylvania	Knight Transportation, Swift Transportation, U.S. Xpress, Barr-Nunn	3	2	5
South Carolina	Knight Transportation, Swift Transportation, U.S. Xpress, ACT	7	5	12
South Dakota	Knight Transportation, M/M/E		4	4
Tennessee	Knight Transportation, Swift Transportation, U.S. Xpress, ACT	13	1	14
Texas	Knight Transportation, Swift Transportation, U.S. Xpress, ACT	23	14	37
Utah	Knight Transportation, Swift Transportation, M/M/E	3		3
Virginia	Swift Transportation, Abilene Motor Express	2		2
Washington	Knight Transportation, Swift Transportation, M/M/E	2	2	4
West Virginia	Swift Transportation	1		1
Wisconsin	Swift Transportation, M/M/E	1	4	5
Wyoming	M/M/E	1	5	6
Total Properties		193	105	298

LEGAL PROCEEDINGS

We are party to certain lawsuits in the ordinary course of business. Information about our legal proceedings is included in Note 19 to the consolidated financial statements in this Annual Report and is incorporated by reference herein. Based on management's present knowledge of the facts and (in certain cases) advice of outside counsel, management does not believe that loss contingencies arising from pending matters are likely to have a material adverse effect on the Company's overall financial position, operating results, or cash flows after taking into account any existing accruals. However, actual outcomes could be material to the Company's financial position, operating results, or cash flows for any particular period.

MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

Our common stock trades on the NYSE under the symbol "KNX". As of December 31, 2023, we had 161,384,768 shares of common stock outstanding. On February 19, 2024, there were 37 holders of record of our common stock. Because many of our shares of common stock are held by brokers or other institutions on behalf of stockholders, we are unable to estimate the total number of individual stockholders represented by the record holders.

See "Equity Plan Information" under "Security Ownership and Related Stockholder Matters" in this Annual Report for certain information concerning shares of our common stock authorized for issuance under our equity compensation plans.

Dividend Policy

We have paid a quarterly cash dividend as Knight-Swift since December of 2017.

Our most recent dividend was declared in February of 2024 for $0.16 per share of common stock and is scheduled to be paid in March of 2024.

We currently expect to continue to pay comparable quarterly cash dividends in the future. Future payment of cash dividends, and the amount of any such dividends, will depend upon our financial condition, results of operations, cash requirements, tax treatment, contractual restrictions, and certain corporate law requirements, as well as other factors deemed relevant by our Board.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows our purchases of our common stock and the remaining amounts we are authorized to repurchase for each monthly period in the fourth quarter of 2023.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value That May Yet be Purchased Under the Plans or Programs [1]
October 1, 2023 to October 31, 2023	—	$ —	—	$ 200,041
November 1, 2023 to November 30, 2023	—	$ —	—	$ 200,041
December 1, 2023 to December 31, 2023	—	$ —	—	$ 200,041
Total as of December 31, 2023	—	$ —	—	$ 200,041

1 On April 25, 2022, we announced that the Board approved the $350.0 million 2022 Knight-Swift Share Repurchase Plan, replacing the 2020 Knight-Swift Share Repurchase Plan. There is no expiration date associated with this share repurchase authorization. See Note 20 to the consolidated financial statements in this Annual Report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain acronyms and terms used throughout this Annual Report are specific to our company, commonly used in our industry, or are otherwise frequently used throughout our document. Definitions for these acronyms and terms are provided in the "Glossary of Terms," available in the front of this document.

Management's discussion and analysis of financial condition and results of operations should be read together with "Business" in this Annual Report, as well as the consolidated financial statements and accompanying footnotes in this Annual Report. This discussion contains forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and "Cautionary Note Regarding Forward-looking Statements" in this Annual Report, and elsewhere in this report. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially from those discussed.

Executive Summary

Company Overview

Knight-Swift Transportation Holdings Inc. is one of North America's largest and most diversified freight transportation companies, providing multiple full truckload, LTL, intermodal, and other complementary services. Our objective is to operate our business with industry-leading margins, continued organic growth, and growth through acquisitions while providing safe, high-quality, and cost-effective solutions for our customers. Knight-Swift uses a nationwide network of business units and terminals in the US and Mexico to serve customers throughout North America. In addition to operating one of the country's largest truckload fleets, Knight-Swift also contracts with third-party equipment providers to provide a broad range of transportation services to our customers while creating quality driving jobs for our driving associates and successful business opportunities for independent contractors. Our four reportable segments are Truckload, LTL, Logistics, and Intermodal. Additionally, we have various other operating segments, included within our All Other Segments.

Key Financial Highlights

During 2023, consolidated total revenue was $7.1 billion, which is a 3.9% decrease over 2022. Consolidated operating income was $338.2 million in 2023, reflecting a decrease of 69.0% from 2022. Consolidated net income attributable to Knight-Swift decreased by 71.8% from 2022 to $217.1 million.

- *Truckload —* 93.7% operating ratio during 2023, with a 5.8% increase in revenue, excluding fuel surcharge and intersegment transactions, compared to 2022.

- *LTL —* 89.0% operating ratio during 2023 with a 5.5% increase in revenue, excluding fuel surcharge.

- *Logistics —* 92.5% operating ratio during 2023. Load count reduced by 17.5%, leading to a 36.6% decrease in revenue, excluding intersegment transactions.

- *Intermodal —* 102.6% operating ratio during 2023, a 15.5% decrease in revenue, excluding intersegment transactions leading to a 121.8% decrease in operating income.

- *All Other Segments —* Operating loss was $111.6 million during 2023 compared to operating income of $36.5 million in 2022 primarily due to the $125.5 million operating loss of our third-party insurance business. Based on the recent results, including the continued unfavorable development of insurance reserves, the Company decided to initiate exiting this business during the fourth quarter of 2023 and expects to cease all third-party insurance operations and cancel any remaining policies by the end of the first quarter of 2024. We do not expect this business to have a material impact to our results in 2024.

- *Acquisition of U.S. Xpress —* Having closed on July 1, 2023, our synergy teams, composed of leaders from Knight, Swift, and U.S. Xpress have been sharing information, best practices, and further defining opportunities for improvement and action plans to execute on those plans. In the first two quarters of ownership, we have made significant cost improvement and even some rate improvement, leading to slight profitability in the fourth quarter of 2023.

- *Liquidity and Capital —* During 2023, we generated $1.2 billion in operating cash flows. Our Free Cash Flow[1] was $382.7 million. We paid down $59.3 million in long-term debt, $60.9 million in finance lease liabilities, and $120.6 million on our operating lease liabilities. We obtained financing of $250.0 million in new long-term debt and $108.0 million from net borrowings on our accounts receivable securitization and assumed $337.9 million in debt and finance lease liabilities related to the U.S. Xpress Acquisition. In 2023, we issued $91.1 million in dividends to our stockholders. Gain on sale of revenue equipment decreased to $64.7 million in 2023, compared to $92.9 million in 2022.

  We ended 2023 with $168.5 million in unrestricted cash and cash equivalents, $67.0 million outstanding on the 2021 Revolver, $1.3 billion face value outstanding on the 2023 Term Loan and the 2021 Term Loans, and $7.1 billion of stockholders' equity. We do not foresee material liquidity constraints or any issues with our ongoing ability to meet our debt covenants. See discussion under "Liquidity and Capital Resources" for additional information.

---

1   Refer to "Non-GAAP Financial Measures" below.

Key Financial Data and Operating Metrics

	2023	2022
GAAP financial data:	(Dollars in thousands, except per share data)	
Total revenue	$ 7,141,766	$ 7,428,582
Revenue, excluding truckload and LTL fuel surcharge	$ 6,308,169	$ 6,508,165
Net income attributable to Knight-Swift	$ 217,149	$ 771,325
Earnings per diluted share	$ 1.34	$ 4.73
Operating ratio	95.3 %	85.3 %
Non-GAAP financial data:		
Adjusted Net Income Attributable to Knight-Swift [1]	$ 278,739	$ 821,196
Adjusted EPS [1]	$ 1.72	$ 5.03
Adjusted Operating Ratio [1]	93.1 %	82.2 %
Revenue equipment statistics by segment:		
Truckload		
Average tractors [2]	20,948	18,110
Average trailers [3]	87,865	74,779
LTL		
Average tractors [4]	3,201	3,176
Average trailers [5]	8,482	8,431
Intermodal		
Average tractors	639	613
Average containers	12,730	11,786

1 Adjusted Net Income Attributable to Knight-Swift, Adjusted EPS, and Adjusted Operating Ratio are non-GAAP financial measures and should not be considered alternatives, or superior to, the most directly comparable GAAP financial measures. However, management believes that presentation of these non-GAAP financial measures provides useful information to investors regarding the Company's results of operations. Adjusted Net Income Attributable to Knight-Swift, Adjusted EPS, and Adjusted Operating Ratio are reconciled to the most directly comparable GAAP financial measures under "Non-GAAP Financial Measures," below.

2 Our tractor fleet within the Truckload segment had a weighted average age of 2.5 years and 2.7 years as of December 31, 2023 and 2022, respectively.

3 Note that average trailers includes 8,724 and 8,249 trailers within our All Other Segment. Our trailer fleet within the Truckload segment had a weighted average age of 8.9 years and 9.9 years as of December 31, 2023 and 2022, respectively.

4 Our LTL tractor fleet had a weighted average age of 4.4 years and 4.3 years as of December 31, 2023 and 2022, respectively, and includes 611 and 711 tractors from ACT's and MME's dedicated and other businesses for 2023 and 2022, respectively.

5 Our LTL trailer fleet had a weighted average age of 8.6 years and 8.1 years as of December 31, 2023 and 2022, respectively, and includes 723 and 968 trailers from ACT's and MME's dedicated and other businesses for 2023 and 2022, respectively.

Market Trends and Outlook — On a year-over-year basis, the US gross domestic product, which is the broadest measure of goods and services produced across the economy, increased by 2.5%[1] in 2023, as compared to a 1.9%[1] increase in 2022. The year-over-year improvement primarily reflects increases in consumer spending, nonresidential fixed investments, state and local government spending, exports, and federal government spending that were partly offset by decreases in residential fixed investment and inventory investment. The national unemployment rate was 3.7%[2] as of December 31, 2023, as compared to 3.5%[2] as of December 31, 2022. Early estimates of the full-year 2023 US employment cost index indicate a year-over-year increase of 0.9%[2] and a sequential increase of 0.7%[2].

The freight market outlook for the first half of 2024 includes the following:

• LTL demand remains strong;

• LTL improvement in revenue (excluding fuel) per hundredweight year-over-year;

- Truckload freight demand softness anticipated to continue into the first quarter of 2024, with modest seasonality in the second quarter of 2024;
- Truckload - contract rate sequentially stable;
- Cost inflation continues to be a challenge, though pace eases;
- Labor alternatives in the general economy remain attractive, providing a headwind to retention and utilization until freight conditions improve;
- Demand in the used equipment market weakens further as small carriers struggle.

_____

1   bea.gov
2   bls.gov

Results of Operations — Summary

Notes regarding presentation: A discussion of changes in our results of operations from 2021 to 2022 has been omitted from this Annual Report, but may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2022 Annual Report filed with the SEC on February 23, 2023.

In accordance with accounting treatment applicable to each of our recent acquisitions, Knight-Swift's reported results do not include the operating results of the acquired entities prior to the respective acquisition dates. Accordingly, comparisons between the Company's 2023 results and prior periods may not be meaningful. Refer to Note 1 to the consolidated financial statements in this Annual Report for a list of our recent acquisitions.

Operating Results: 2023 Compared to 2022 — The $554.2 million decrease in net income attributable to Knight-Swift to $217.1 million in 2023 from $771.3 million in 2022, includes the following:

- *Contributor —* $448.6 million decrease in operating income within our Truckload segment was primarily due to a 0.6% decrease in average revenue per tractor, which includes the results of U.S. Xpress. Excluding U.S. Xpress, revenue, excluding fuel surcharge, per tractor decreased 10.2% year-over-year.
- *Contributor —* $90.5 million decrease in operating income within our Logistics segment driven by a 17.5% decrease in load count.
- *Contributor —* $58.7 million decrease in operating income within our Intermodal segment driven by a 19.9% decrease in revenue per load, partially offset by a 5.5% increase in load count.
- *Contributor —* $7.7 million decrease in operating income from our LTL segment as a result of a 1.9% decrease in weight per shipment and other costs related to expanding our service area and transitioning our operational systems on one network.
- *Contributor —* $148.1 million decrease in operating results within our All Other Segments, primarily due to the $125.5 million operating loss in the third-party insurance business, including additional costs incurred in the fourth quarter of 2023 as we prepare to exit the business in the first quarter of 2024.
- *Contributor —* $60.2 million increase in net interest expense primarily due to an increase in interest rates.
- *Offset —* $63.6 million increase in "Other income (expenses), net," primarily driven by an unrealized loss on our investment in Embark recorded in 2022.
- *Offset —* $194.6 million decrease in consolidated income tax expense, primarily due to a decrease in income before income taxes and a release of a valuation allowance in the third quarter of 2023. This resulted in a 2023 effective tax rate of 20.3% and a 2022 effective tax rate of 24.4%.

See additional discussion of our operating results within "Results of Operations — Consolidated Operating and Other Expenses" below.

Results of Operations — Segment Review

The Company has four reportable segments: Truckload, LTL, Logistics, and Intermodal, as well as certain other operating segments included within our All Other Segments. Refer to Note 25 to the consolidated financial statements in this Annual Report for descriptions of our segments. Refer to "Business – Our Mission and Company Strategy" in this Annual Report for discussion related to our segment operating strategies.

Consolidating Tables for Total Revenue and Operating Income

Revenue:	2023		2022	
	(Dollars in thousands)			
Truckload	$ 4,698,655	65.8 %	$ 4,531,115	61.0 %
LTL	$ 1,082,454	15.2 %	$ 1,069,554	14.4 %
Logistics	$ 582,250	8.2 %	$ 920,707	12.4 %
Intermodal	$ 410,549	5.7 %	$ 485,786	6.5 %
Subtotal	$ 6,773,908	94.9 %	$ 7,007,162	94.3 %
All Other Segments	$ 462,061	6.5 %	$ 516,735	7.0 %
Intersegment eliminations	$ (94,203)	(1.4 %)	$ (95,315)	(1.3 %)
Total revenue	$ 7,141,766	100.0 %	$ 7,428,582	100.0 %

Operating income (loss):	2023		2022	
	(Dollars in thousands)			
Truckload	$ 297,977	88.1 %	$ 746,581	68.4 %
LTL	$ 118,880	35.2 %	$ 126,609	11.6 %
Logistics	$ 43,418	12.8 %	$ 133,942	12.3 %
Intermodal	$ (10,507)	(3.1 %)	$ 48,167	4.4 %
Subtotal	$ 449,768	133.0 %	$ 1,055,299	96.7 %
All Other Segments	$ (111,615)	(33.0 %)	$ 36,529	3.3 %
Operating income	$ 338,153	100.0 %	$ 1,091,828	100.0 %

Revenue

- Our truckload services include irregular route and dedicated, refrigerated, expedited, flatbed, and cross-border transportation of various products, goods, and materials for our diverse customer base with approximately 15,100 irregular route and 5,900 dedicated tractors.

- Our LTL business, which was initially established in 2021 through the ACT Acquisition and later the MME acquisition, provides our customers with regional LTL transportation service through our growing network of approximately 120 facilities and a door count of approximately 4,550. Our LTL segment operates approximately 3,200 tractors and approximately 8,500 trailers, including equipment used for ACT's and MME's dedicated and other businesses. The LTL segment also provides national coverage to our customers by utilizing partner carriers for areas outside of our direct network.

- Our Logistics and Intermodal segments provide a multitude of shipping solutions, including additional sources of truckload capacity and alternative transportation modes, by utilizing our vast network of third-party capacity providers and rail providers, as well as certain logistics and freight management services. We continue to offer power-only services through our Logistics segment by leveraging our fleet of over 96,000 trailers as of December 31, 2023.

- All Other Segments include support services provided to our customers and third-party carriers including insurance, equipment maintenance, equipment leasing, warehousing, trailer parts manufacturing, and warranty services. All Other Segments also include certain corporate expenses (such as legal settlements and accruals, certain impairments, and amortization of intangibles related to the 2017 Merger and various acquisitions).

- In addition to the revenues earned from our customers for the trucking and non-trucking services discussed above, we also earn fuel surcharge revenue from our customers through our fuel surcharge programs, which serve to recover a majority of our fuel costs. This generally applies only to loaded miles for our Truckload and LTL segments and typically does not offset non-paid empty miles, idle time, nor out-of-route miles driven. Fuel surcharge programs involve a computation based on the change in national or regional fuel prices. These programs may update as often as weekly, but typically require a specified minimum change in fuel cost to prompt a change in fuel surcharge revenue. Therefore, many of these programs have a time lag between when fuel costs change and when the change is reflected in fuel surcharge revenue for our Truckload and LTL segments.

Expenses

Our most significant expenses typically vary with miles traveled and include fuel, driving associate-related expenses (such as wages and benefits), and services purchased from third-party service providers (including other trucking companies, railroad and drayage providers, and independent contractors). Maintenance and tire expenses, as well as the cost of insurance and claims generally vary with the miles we travel but also have a controllable component based on safety performance, fleet age, operating efficiency, and other factors. Our primary fixed costs are depreciation and lease expense for revenue equipment and terminals, non-driver employee compensation, amortization of intangible assets, and interest expenses.

Operating Statistics

We measure our consolidated and segment results through the operating statistics listed in the table below. Our chief operating decision makers monitor the GAAP results of our reportable segments, supplemented by certain non-GAAP information. Refer to "Non-GAAP Financial Measures" for more details. Additionally, we use a number of primary indicators to monitor our revenue and expense performance and efficiency.

Operating Statistic	Relevant Segment(s)	Description
Average Revenue per Tractor	Truckload	Measures productivity and represents revenue (excluding fuel surcharge and intersegment transactions) divided by average tractor count
Total Miles per Tractor	Truckload	Total miles (including loaded and empty miles) a tractor travels on average
Average Length of Haul	Truckload, LTL	For our Truckload segment this is calculated as average miles traveled with loaded trailer cargo per order. For our LTL segment this is calculated as average miles traveled from the origin service center to the destination service center.
Non-paid Empty Miles Percentage	Truckload	Percentage of miles without trailer cargo
Shipments per Day	LTL	Average number of shipments completed each business day
Weight per Shipment	LTL	Total weight (in pounds) divided by total shipments
Revenue per shipment	LTL	Total revenue divided by total shipments
Revenue xFSC per shipment	LTL	Total revenue, excluding fuel surcharge, divided by total shipments
Revenue per hundredweight	LTL	Measures yield and is calculated as total revenue divided by total weight (in pounds) times 100
Revenue xFSC per hundredweight	LTL	Total revenue, excluding fuel surcharge, divided by total weight (in pounds) times 100
Average Tractors	Truckload, LTL, Intermodal	Average tractors in operation during the period, including company tractors and tractors provided by independent contractors
Average Trailers	Truckload, LTL	Average trailers in operation during the period
Average Revenue per Load	Logistics, Intermodal	Total revenue (excluding intersegment transactions) divided by load count
Gross Margin Percentage	Logistics	Logistics gross margin (revenue, excluding intersegment transactions, less purchased transportation expense, excluding intersegment transactions) as a percentage of logistics revenue, excluding intersegment transactions
Average Containers	Intermodal	Average containers in operation during the period
GAAP Operating Ratio	Truckload, LTL, Logistics, Intermodal	Measures operating efficiency and is widely used in our industry as an assessment of management's effectiveness in controlling all categories of operating expenses. Calculated as operating expenses as a percentage of total revenue, or the inverse of operating margin
Non-GAAP: Adjusted Operating Ratio	Truckload, LTL, Logistics, Intermodal	Measures operating efficiency and is widely used in our industry as an assessment of management's effectiveness in controlling all categories of operating expenses. Consolidated and segment Adjusted Operating Ratios are reconciled to their corresponding GAAP operating ratios under "Non-GAAP Financial Measures," below

Segment Review

Truckload Segment

We generate revenue in the Truckload segment primarily through irregular route, dedicated, refrigerated, flatbed, expedited, and cross-border service offerings, with approximately 15,100 irregular route tractors and approximately 5,900 dedicated route tractors in use during 2023. Generally, we are paid a predetermined rate per mile or per load for our truckload services. Additional revenues are generated by charging for tractor and trailer detention, loading and unloading activities, dedicated services, other specialized services, and through the collection of fuel surcharge revenue to mitigate the impact of increases in the cost of fuel. The main factors that affect the revenue generated by our Truckload segment are rate per mile from our customers, the percentage of miles for which we are compensated, and the number of loaded miles we generate with our equipment.

The most significant expenses in the Truckload segment are primarily variable and include fuel and fuel taxes, driving associate-related expenses (such as wages, benefits, training, and recruitment), and costs associated with independent contractors primarily included in "Purchased transportation" in the consolidated statements of comprehensive income. Maintenance expense (which includes costs for replacement tires for our revenue equipment) and insurance and claims expenses have both fixed and variable components. These expenses generally vary with the miles we travel, but also have a controllable component based on safety, fleet age, efficiency, and other factors. The main fixed costs in the Truckload segment are depreciation and rent expenses from tractors, trailers, and terminals, as well as compensating our non-driver employees.

	2023	2022	2023 vs. 2022
	(Dollars in thousands, except per tractor data)		Increase (decrease)
Total revenue	$4,698,655	$4,531,115	3.7 %
Revenue, excluding fuel surcharge and intersegment transactions	$4,031,054	$3,811,599	5.8 %
GAAP: Operating income	$ 297,977	$ 746,581	(60.1 %)
Non-GAAP: Adjusted Operating Income [1]	$ 314,542	$ 747,906	(57.9 %)
Average revenue per tractor [2]	$ 209,258	$ 210,469	(0.6 %)
GAAP: Operating ratio [2]	93.7 %	83.5 %	1,020 bps
Non-GAAP: Adjusted Operating Ratio [1][2]	92.2 %	80.4 %	1,180 bps
Non-paid empty miles percentage [2]	14.3 %	14.6 %	(30 bps)
Average length of haul (miles) [2]	393	395	(0.5 %)
Total miles per tractor [2]	85,233	76,502	11.4 %
Average tractors [2][3]	20,948	18,110	15.7 %
Average trailers [2][4]	87,865	74,779	17.5 %

1   Refer to "Non-GAAP Financial Measures" below.

2   Defined within "Operating Statistics" above.

3   Includes 18,821 and 16,228 company-owned tractors for 2023 and 2022, respectively.

4   Average trailers includes 8,724 and 8,249 trailers from our All Other Segments for 2023 and 2022, respectively.

2023 Compared to 2022 — The Truckload segment continues to experience an extremely difficult environment, operating with an Adjusted Operating Ratio of 92.2% in 2023, as compared to 80.4% in 2022. The Adjusted Operating Ratio of the truckload business, excluding U.S. Xpress that was acquired in the third quarter of 2023, was 90.3% in 2023. The inclusion of U.S. Xpress negatively impacted the Adjusted Operating Ratio by 190 basis points. Revenue per loaded mile, excluding fuel surcharge and intersegment transactions, decreased 10.9% year-over-year, while total miles increased 18.5% (before including the U.S. Xpress business, total miles decreased 2.9%). Miles per tractor increased 11.4% year-over-year (0.2% before including U.S. Xpress). Revenue, excluding fuel surcharge and intersegment transactions was $4.0 billion, an increase of 5.8% year-over-year, reflecting a 12.9% decline in the existing truckload business prior to the inclusion of U.S. Xpress. Excluding U.S. Xpress, revenue, excluding fuel surcharge, per tractor decreased 10.2% year-over-year as the decline in rates outweighed the improvement in miles per tractor.

We believe our extensive trailer fleet, which has grown to approximately 96,000 trailers as of the end of 2023, positions us to provide valuable capacity, flexibility, and efficiency to our customers through our Truckload and Logistics segments. We remain focused on managing costs and improving utilization, as we expect inflationary pressures in driver-related costs, equipment maintenance, and insurance to continue to affect the freight market in the first half of 2024.

LTL Segment

Dothan, Alabama-based ACT and Bismarck, North Dakota-based MME, both acquired in 2021, comprise our LTL segment. We provide regional direct service and serve our customers' national transportation needs by utilizing key partner carriers for coverage areas outside of our network. We primarily generate revenue by transporting freight for our customers through our core LTL services.

Our revenues are impacted by shipment volume and tonnage levels that flow through our network. Additional revenues are generated through fuel surcharges and accessorial services provided during transit from shipment origin to destination. We focus on the following multiple revenue generation factors when reviewing revenue yield: revenue per hundredweight, revenue per shipment, weight per shipment, and length of haul. Fluctuations within each of these metrics are analyzed when determining the revenue quality of our customers' shipment density.

Our most significant expenses are related to direct costs associated with the transportation of our freight moves including direct salary, wage and benefit costs, fuel expense, and depreciation expense associated with revenue equipment costs. Other expenses associated with revenue generation that can fluctuate and impact operating results are insurance and claims expense, as well as maintenance costs of our revenue equipment. These expenses can be influenced by multiple factors including our safety performance, equipment age, and other factors. A key component to lowering our operating costs is labor efficiency within our network. We continue to focus on technological advances to improve the customer experience and reduce our operating costs.

	2023	2022	2023 vs. 2022
	(Dollars in thousands, except per shipment and per hundredweight		Increase (decrease)
Total revenue	$1,082,454	$1,069,554	1.2 %
Revenue, excluding fuel surcharge	$ 914,568	$ 867,292	5.5 %
GAAP: Operating income	$ 118,880	$ 126,609	(6.1) %
Non-GAAP: Adjusted Operating Income [1]	$ 134,560	$ 142,539	(5.6) %
GAAP: Operating ratio [2]	89.0 %	88.2 %	80 bps
Non-GAAP: Adjusted Operating Ratio [1][2]	85.3 %	83.6 %	170 bps
LTL shipments per day [2]	18,899	18,642	1.4 %
LTL weight per shipment [2]	1,048	1,068	(1.9) %
LTL average length of haul (miles) [2]	553	520	6.3 %
LTL revenue per shipment [2]	$ 193.32	$ 188.03	2.8 %
LTL revenue xFSC per shipment [2]	$ 163.10	$ 152.15	7.2 %
LTL revenue per hundredweight [2]	$ 18.44	$ 17.61	4.7 %
LTL revenue xFSC per hundredweight [2]	$ 15.56	$ 14.25	9.2 %
LTL average tractors [2][3]	3,201	3,176	0.8 %
LTL average trailers [2][4]	8,482	8,431	0.6 %

1   Refer to "Non-GAAP Financial Measures" below.

2   Defined under "Operating Statistics," above.
3   Includes 611 and 711 tractors from ACT's and MME's dedicated and other businesses for 2023 and 2022, respectively.
4   Includes 723 and 968 trailers from ACT's and MME's dedicated and other businesses for 2023 and 2022, respectively.

2023 Compared to 2022 — Our LTL segment operates across approximately 120 facilities with a door count of over 4,550. LTL operated well, producing an 85.3% Adjusted Operating Ratio during 2023, as revenue, excluding fuel surcharge, grew 5.5% but Adjusted Operating Income decreased 5.6% year-over-year. Volumes were strong with shipments per day for the year increasing 1.4% year-over-year. Revenue per hundredweight, excluding fuel surcharge, increased 9.2%, while revenue per shipment, excluding fuel surcharge, increased by 7.2%, reflecting a 1.9% decrease in weight per shipment.

We expect that our connected LTL network will provide additional opportunities for revenue growth. During 2023, we increased our door count by over 260 and we expect door capacity to continue to grow in 2024. We remain encouraged by the strong performance within our LTL segment, and we continue to look for both organic and inorganic opportunities to geographically expand our footprint within the LTL market.

Logistics Segment

The Logistics segment is less asset-intensive than the Truckload and LTL segments and is dependent upon capable non-driver employees, modern and effective information technology, and third-party capacity providers. Logistics revenue is generated by its brokerage operations. We generate additional revenue by offering specialized logistics solutions (including, but not limited to, trailing equipment, origin management, surge volume, disaster relief, special projects, and other logistic needs). Logistics revenue is mainly affected by the rates we obtain from customers, the freight volumes we ship through third-party capacity providers, and our ability to secure third-party capacity providers to transport customer freight.

The most significant expense in the Logistics segment is purchased transportation that we pay to third-party capacity providers, which is primarily a variable cost, and is included in "Purchased transportation" in the consolidated statements of comprehensive income. Variability in this expense depends on truckload capacity, availability of third-party capacity providers, rates charged to customers, current freight demand, and customer shipping needs. Fixed Logistics operating expenses primarily include non-driver employee compensation and benefits recorded in "Salaries, wages, and benefits," as well as depreciation and amortization expense recorded in "Depreciation and amortization of property and equipment" in the consolidated statements of comprehensive income.

	2023	2022	2023 vs. 2022
	(Dollars in thousands, except per load data)		Increase (decrease)
Total revenue	$ 582,250	$ 920,707	(36.8 %)
Revenue, excluding intersegment transactions	$ 577,695	$ 910,609	(36.6 %)
GAAP: Operating income	$ 43,418	$ 133,942	(67.6 %)
Non-GAAP: Adjusted Operating Income [1,2]	$ 45,031	$ 135,278	(66.7 %)
Revenue per load [2]	$ 1,724	$ 2,242	(23.1 %)
Gross margin percentage [2]	18.7 %	21.9 %	(320 bps)
GAAP: Operating ratio [2]	92.5 %	85.5 %	700 bps
Non-GAAP: Adjusted Operating Ratio [1,2]	92.2 %	85.1 %	710 bps

1   Refer to "Non-GAAP Financial Measures" below.
2   Defined under "Operating Statistics" above.

2023 Compared to 2022 — Logistics Adjusted Operating Ratio was 92.2%, with a gross margin of 18.7% in 2023, compared to 21.9% in 2022. Our existing logistics load count declined by 28.0% year-over-year, prior to the addition of U.S. Xpress logistics. With the inclusion of U.S. Xpress logistics volumes, the load count declined by 17.5% year-over-year. Revenue per load decreased by 23.1% year-over-year. We continue to innovate with technology designed to remove friction and allow seamless connectivity, leading to services that we expect will capture new opportunities for revenue growth.

Intermodal Segment

The Intermodal segment complements our regional operating model, while also allowing us to better serve customers in longer haul lanes, and reduces our investment in fixed assets. Through the Intermodal segment, we generate revenue by moving freight over the rail in our containers and other trailing equipment, combined with revenue for drayage to transport loads between railheads and customer locations. The most significant expense in the Intermodal segment is the cost of purchased transportation that we pay to third-party capacity providers (including rail providers), which is primarily variable and included in "Purchased transportation" in the consolidated statements of comprehensive income. While rail pricing is primarily determined on an annual basis, purchased transportation varies as it relates to rail capacity, freight demand, and customer shipping needs. The main fixed costs in the Intermodal segment are depreciation of our company tractors related to drayage, containers, and chassis, as well as non-driver employee compensation and benefits.

	2023	2022	2023 vs. 2022
	(Dollars in thousands, except per load data)		Increase (decrease)
Total revenue	$ 410,549	$ 485,786	(15.5 %)
Revenue, excluding intersegment transactions	$ 410,549	$ 485,739	(15.5 %)
GAAP: Operating (loss) income	$ (10,507)	$ 48,167	(121.8 %)
Average revenue per load [1]	$ 2,842	$ 3,546	(19.9 %)
GAAP: Operating ratio [1]	102.6 %	90.1 %	1,250 bps
Load count	144,471	136,967	5.5 %
Average tractors [2] [3]	639	613	4.2 %
Average containers [2]	12,730	11,786	8.0 %

1   Refer to "Non-GAAP Financial Measures" below.

2   Defined within "Operating Statistics" above.

3   Includes 577 and 544 company-owned tractors for 2023 and 2022, respectively.

2023 Compared to 2022 — Intermodal operated with a 102.6% operating ratio. While load count increased year-over-year by 5.5%, total revenue decreased 15.5% year-over-year to $410.5 million as revenue per load declined 19.9%, resulting from soft demand and competitive truck capacity.

We remain focused on growing our load count and improving the efficiency of our assets as Intermodal continues to provide value to our customers and is complementary to the many services we offer. Results can be impacted by the cost of alternative truck capacity.

All Other Segments

Our All Other Segments include support services provided to our customers and third-party carriers including insurance, equipment maintenance, equipment leasing, warehousing, trailer parts manufacturing, and warranty services. Our All Other Segments also include certain corporate expenses (such as legal settlements and accruals, certain impairments, and $47.3 million in annual amortization of intangibles related to the 2017 Merger and various acquisitions).

	2023	2022	2023 vs. 2022
	(Dollars in thousands)		Increase (decrease)
Total revenue	$ 462,061	$ 516,735	(10.6 %)
Operating (loss) income	$ (111,615)	$ 36,529	(405.6 %)

2023 Compared to 2022 — Revenue declined 10.6% year-over-year, largely as a result of our actions to address the challenges within our third-party insurance program, including significantly reducing exposures. The $111.6 million operating loss within our All Other Segments is primarily driven by the $125.5 million operating loss in the third-party insurance business.

Based on recent results, including the continued unfavorable development of insurance reserves, the Company decided to initiate exiting this business during the fourth quarter of 2023 and expects to cease all third-party insurance operations and cancel any remaining policies by the end of the first quarter of 2024. We do not expect this business to have a material impact to our results in 2024.

Results of Operations — Consolidated Operating and Other Expenses

Consolidated Operating Expenses

The following tables present certain operating expenses from our consolidated statements of comprehensive income, including each operating expense as a percentage of total revenue and as a percentage of revenue, excluding truckload and LTL fuel surcharge. Truckload and LTL fuel surcharge revenue can be volatile and is primarily dependent upon the cost of fuel, rather than operating expenses unrelated to fuel. Therefore, we believe that revenue, excluding truckload and LTL fuel surcharge is a better measure for analyzing many of our expenses and operating metrics.

	2023	2022	2023 vs. 2022
	(Dollars in thousands)		Increase (decrease)
Salaries, wages, and benefits	$ 2,479,759	$ 2,173,933	14.1 %
% of total revenue	34.7 %	29.3 %	540 bps
% of revenue, excluding truckload and LTL fuel surcharge	39.3 %	33.4 %	590 bps

Salaries, wages, and benefits expense is primarily affected by the total number of miles driven by and rates we pay to our company driving associates, and employee benefits including healthcare, workers' compensation, and other benefits. To a lesser extent, non-driver employee headcount, compensation, and benefits affect this expense. Driving associate wages represent the largest component of salaries, wages, and benefits expense.

Several ongoing market factors have reduced the pool of available driving associates, contributing to a challenging driver sourcing market, which we believe will continue. Having a sufficient number of qualified driving associates is a significant headwind, although we continue to seek ways to attract and retain qualified driving associates, including heavily investing in our recruiting efforts, our driving academies, technology, our equipment, and our terminals that improve the experience of driving associates. We expect labor costs (related to both driving associates and non-driver employees) to remain inflationary, which we expect will result in additional pay increases in the future, thereby increasing our salaries, wages, and benefits expense.

2023 Compared to 2022 — The increase in consolidated salaries, wages, and benefits includes a $344.2 million increase from the results of U.S. Xpress. This was partially offset by decreases in non-driver salaries and wages and driving associate wages due to a 1.7% reduction in miles driven by company driving associates, excluding U.S. Xpress.

	2023	2022	2023 vs. 2022
	(Dollars in thousands)		Increase (decrease)
Fuel	$ 878,407	$ 895,603	(1.9 %)
% of total revenue	12.3 %	12.1 %	20 bps
% of revenue, excluding truckload and LTL fuel surcharge	13.9 %	13.8 %	10 bps

Fuel expense consists primarily of diesel fuel expense for our company-owned tractors. The primary factors affecting our fuel expense are the cost of diesel fuel, the fuel economy of our equipment, and the miles driven by company driving associates.

Our fuel surcharge programs help to offset increases in fuel prices, but generally apply only to loaded miles for our Truckload and LTL segments and typically do not offset non-paid empty miles, idle time, or out-of-route miles driven. Typical fuel surcharge programs involve a computation based on the change in national or regional fuel prices. These programs may update as often as weekly, but typically require a specified minimum change in fuel cost to prompt a change in fuel surcharge revenue for our Truckload and LTL segments. Therefore, many of these programs have a time lag between when fuel costs change and when the change is reflected in fuel surcharge revenue. Due to this time lag, our fuel expense, net of fuel surcharge, negatively impacts our operating income during periods of sharply rising fuel costs and positively impacts our operating income during periods of falling fuel costs. We continue to utilize our fuel efficiency initiatives such as trailer blades, idle-control, management of tractor speeds, fleet updates for more fuel-efficient engines, management of fuel procurement, and driving associate training programs that we believe contribute to controlling our fuel expense.

2023 Compared to 2022 — The decrease in consolidated fuel expense includes $139.6 million from the results of U.S. Xpress. The inclusion of U.S. Xpress's fuel expense was offset by lower average weekly DOE fuel prices of $4.20 per gallon in 2023 compared to $5.01 per gallon in 2022. It was also offset by a 1.7% reduction in the total miles driven by company driving associates, excluding U.S. Xpress.

	2023		2022		2023 vs. 2022
	(Dollars in thousands)				Increase (decrease)
Operations and maintenance	$	473,491	$	422,872	12.0 %
% of total revenue		6.6 %		5.7 %	90 bps
% of revenue, excluding truckload and LTL fuel surcharge		7.5 %		6.5 %	100 bps

Operations and maintenance expense consists of direct operating expenses, such as driving associate hiring and recruiting expenses, equipment maintenance, and tire expense. Operations and maintenance expenses are typically affected by the age of our company-owned fleet of tractors and trailers and the miles driven. We expect the driver market to remain competitive throughout 2023, which could increase future driving associate development and recruiting costs and negatively affect our operations and maintenance expense. We expect to continue refreshing our tractor fleet in the coming quarters, subject to availability of new revenue equipment, to maintain the average age of our equipment.

2023 Compared to 2022 — The increase in consolidated operations and maintenance expense includes a $79.5 million increase from the results of U.S. Xpress, partially offset by lower hiring and labor expense, as well as lower road expense.

	2023		2022		2023 vs. 2022
	(Dollars in thousands)				Increase (decrease)
Insurance and claims	$	609,536	$	455,918	33.7 %
% of total revenue		8.5 %		6.1 %	240 bps
% of revenue, excluding truckload and LTL fuel surcharge		9.7 %		7.0 %	270 bps

Insurance and claims expense consists of premiums for liability, physical damage, and cargo, and will vary based upon the frequency and severity of claims, our level of self-insurance, and premium expense. In recent years, insurance carriers have raised premiums for many businesses, including transportation companies. As a result, our insurance and claims expense could increase in the future, or we could raise our self-insured retention limits or reduce excess coverage limits when our policies are renewed or replaced. In addition, our Iron Insurance line of business offers insurance products to third-party carriers, earning additional premium revenues, which are partially offset by increased insurance reserves, but does increase our exposure to claims and inability to collect premiums. Insurance and claims expense also varies based on the number of miles driven by company driving associates and independent contractors, the frequency and severity of accidents, trends in development factors used in actuarial accruals, and developments in large, prior-year claims. In future periods, our higher self-insured retention limits and lower excess coverage limits may cause increased volatility in our consolidated insurance and claims expense.

2023 Compared to 2022 — Consolidated insurance and claims expense increased primarily due to increased frequency and unfavorable claim development during the periods within our Iron Insurance line of business. This was included in the $125.5 million operating loss of our third-party insurance business in 2023. The increase also includes unfavorable developments within our self-insured retention limits and $55.8 million of insurance and claims expense from the results of U.S. Xpress.

Based on recent results, including the continued unfavorable development of insurance reserves, the Company decided to initiate exiting the third-party insurance business during the fourth quarter of 2023 and expects to cease all third-party insurance operations and cancel any remaining policies by the end of the first quarter of 2024. We do not expect this business to have a material impact to our results in 2024.

	2023		2022		2023 vs. 2022
	(Dollars in thousands)				Increase (decrease)
Operating taxes and licenses	$	117,024	$	111,197	5.2 %
% of total revenue		1.6 %		1.5 %	10 bps
% of revenue, excluding truckload and LTL fuel surcharge		1.9 %		1.7 %	20 bps

Operating taxes and licenses include state franchise taxes, state and federal highway use taxes, property taxes, vehicle license and registration fees, and fuel and mileage taxes, among others. The expense is impacted by changes in the tax rates and registration fees associated with our tractor fleet and regional operating facilities.

2023 Compared to 2022 — The increase in consolidated operating taxes and licenses expense is primarily due to the inclusion of operating taxes and licenses expense from the results of U.S Xpress during 2023.

	2023	2022	2023 vs. 2022
	(Dollars in thousands)		Increase (decrease)
Communications	$ 29,661	$ 23,656	25.4 %
% of total revenue	0.4 %	0.3 %	10 bps
% of revenue, excluding truckload and LTL fuel surcharge	0.5 %	0.4 %	10 bps

Communications expense is comprised of costs associated with our tractor and trailer tracking systems, information technology systems, and phone systems.

2023 Compared to 2022 — The increase in consolidated communications expense is primarily due to the inclusion of $6.3 million of communications expense from the results of U.S. Xpress. This increase was partially offset by the implementation of new technology on our revenue equipment.

	2023	2022	2023 vs. 2022
	(Dollars in thousands)		Increase (decrease)
Depreciation and amortization of property and equipment	$ 664,962	$ 594,981	11.8 %
% of total revenue	9.3 %	8.0 %	130 bps
% of revenue, excluding truckload and LTL fuel surcharge	10.5 %	9.1 %	140 bps

Depreciation relates primarily to our owned tractors, trailers, buildings, electronic logging devices, other communication units, and other similar assets. Changes to this fixed cost are generally attributed to increases or decreases in company-owned equipment, the relative percentage of owned versus leased equipment, and fluctuations in new equipment purchase prices. Depreciation can also be affected by the cost of used equipment that we sell or trade and the replacement of older used equipment. Management periodically reviews the condition, average age, and reasonableness of estimated useful lives and salvage values of our equipment and considers such factors in light of our experience with similar assets, used equipment market conditions, and prevailing industry practices.

2023 Compared to 2022 — The increase in consolidated depreciation and amortization of property and equipment includes a $41.2 million increase of expense from the results of U.S. Xpress. The remaining increase is primarily due to an increase in owned versus leased equipment and higher depreciation for capital improvements made to our terminals.

We anticipate that depreciation and amortization expense will increase, as a percentage of revenue, excluding truckload and LTL fuel surcharge, as we intend to purchase, rather than enter into operating leases, for a majority of our revenue equipment, terminal improvements, or terminal expansions in 2024.

	2023	2022	2023 vs. 2022
	(Dollars in thousands)		Increase (decrease)
Amortization of intangibles	$ 70,138	$ 64,843	8.2 %
% of total revenue	1.0 %	0.9 %	10 bps
% of revenue, excluding truckload and LTL fuel surcharge	1.1 %	1.0 %	10 bps

Amortization of intangibles relates to intangible assets identified with the 2017 Merger, ACT Acquisition, U.S. Xpress Acquisition, and other acquisitions. See Note 4 and Note 10 to the consolidated financial statements in this Annual Report for further details regarding the Company's intangible assets, historical amortization, and anticipated future amortization.

2023 Compared to 2022 — The increase in consolidated amortization of intangibles for 2023 is primarily attributed to the U.S. Xpress Acquisition. See Note 4 to the consolidated financial statements in this Annual Report for more details regarding our acquisitions.

	2023		2022		2023 vs. 2022
	(Dollars in thousands)				Increase (decrease)
Rental expense	$	130,269	$	56,856	129.1 %
% of total revenue		1.8 %		0.8 %	100 bps
% of revenue, excluding truckload and LTL fuel surcharge		2.1 %		0.9 %	120 bps

Rental expense consists primarily of payments for our terminals and other real estate leases and, to a lesser extent, payments for revenue equipment from operating leases. The primary factors affecting the expense are the size and location of our leased properties.

2023 Compared to 2022 — The increase in consolidated rental expense is primarily related to the inclusion of $67.3 million from the results of U.S. Xpress. Additional increases relate to the incorporation of new facilities as we expand our network and were partially offset by a decrease in the rental expense for revenue equipment.

	2023		2022		2023 vs. 2022
	(Dollars in thousands)				Increase (decrease)
Purchased transportation	$	1,190,836	$	1,444,937	(17.6 %)
% of total revenue		16.7 %		19.5 %	(280 bps)
% of revenue, excluding truckload and LTL fuel surcharge		18.9 %		22.2 %	(330 bps)

Purchased transportation expense is comprised of payments to independent contractors in our trucking operations, as well as payments to third-party capacity providers related to logistics, freight management, and non-trucking services in our logistics and intermodal businesses. Purchased transportation is generally affected by capacity in the market, as well as changes in fuel prices. As capacity tightens, our payments to third-party capacity providers and to independent contractors tend to increase. Additionally, as fuel prices increase, payments to third-party capacity providers and independent contractors increase.

2023 Compared to 2022 — The decrease in consolidated purchased transportation expense is primarily due to decreased load volume within our logistics and intermodal businesses and lower miles driven by independent contractors, partially offset by $160.6 million of additional purchased transportation expense from the results of U.S. Xpress.

We expect that consolidated purchased transportation will increase as a percentage of revenue if we grow our logistics and intermodal businesses faster than our full truckload and LTL businesses. The increase could be partially offset if independent contractors exit the market due to regulatory changes.

	2023		2022		2023 vs. 2022
	(Dollars in thousands)				Increase (decrease)
Impairments	$	2,236	$	810	176.0 %

2023 Compared to 2022 — In 2023, we incurred impairment charges related to certain revenue equipment held for sale (within the Truckload segment) and terminated software projects (recorded within our All Other Segments, specifically related to our third-party insurance business). In 2022, we incurred impairment charges associated with building improvements (within our All Other Segments).

	2023		2022		2023 vs. 2022
	(Dollars in thousands)				Increase (decrease)
Miscellaneous operating expenses	$	157,294	$	91,148	72.6 %

Miscellaneous operating expenses primarily consists of legal and professional services fees, general and administrative expenses, and other costs, net of gain on sales of equipment.

2023 Compared to 2022 — The increase in net consolidated miscellaneous operating expenses is primarily due to a $28.2 million decrease in gain on sales of equipment, as well as the inclusion of $22.3 million from the results of U.S. Xpress and $5.6 million in transaction fees related to the U.S. Xpress Acquisition.

Consolidated Other Expenses, net

The following table summarizes fluctuations in certain non-operating expenses included in our consolidated statements of comprehensive income:

	2023	2022	2023 vs. 2022
	(Dollars in thousands)		Increase (decrease)
Interest income	$ (21,577)	$ (5,439)	296.7 %
Interest expense	$ 127,100	$ 50,803	150.2 %
Other (income) expenses, net	$ (37,659)	$ 25,958	(245.1 %)
Income tax (benefit) expense	$ 54,768	$ 249,388	(78.0 %)

Interest income — Interest income includes interest earned from financing revenue equipment to independent contractors, as well as interest earned from our investments.

2023 Compared to 2022 — The increase in consolidated interest income is primarily due to the higher balances in our interest yielding cash accounts, coupled with an increase in interest rates during 2023.

Interest expense — Interest expense is comprised of debt and finance lease interest expense, as well as amortization of deferred loan costs.

2023 Compared to 2022 — Consolidated interest expense increased due to an increase in interest rates during 2023. Additional details regarding our debt are discussed in Note 15 to the consolidated financial statements in this Annual Report.

Other (income) expenses, net — Other (income) expenses, net is primarily comprised of (gains) and losses from our various equity investments, including our investment in Embark, as well as certain other non-operating income and expense items that may arise outside of the normal course of business.

2023 Compared to 2022 — The increased change in consolidated other (income) expenses, net is primarily due to unrealized losses recognized from our investment in Embark in 2022 and a net gain recorded within our portfolio of investments during 2023.

Income tax expense — In addition to the discussion below, Note 13 to the consolidated financial statements in this Annual Report provides further analysis related to income taxes.

2023 Compared to 2022 — The decrease in consolidated income tax expense was primarily due to a decrease in income before income taxes and a release of a valuation allowance in the third quarter of 2023. This resulted in a 2023 effective tax rate of 20.3% and a 2022 effective tax rate of 24.4%.

Non-GAAP Financial Measures

The terms "Adjusted Net Income Attributable to Knight-Swift," "Adjusted EPS," "Adjusted Operating Income," "Adjusted Operating Ratio," and "Free Cash Flow," as we define them, are not presented in accordance with GAAP. These financial measures supplement our GAAP results in evaluating certain aspects of our business. We believe that using these measures improves comparability in analyzing our performance because they remove the impact of items from our operating results that, in our opinion, do not reflect our core operating performance. Management and the Board focus on Adjusted Net Income Attributable to Knight-Swift, Adjusted EPS, Adjusted Operating Income, and Adjusted Operating Ratio as key measures of our performance, all of which are reconciled to the most comparable GAAP financial measures and further discussed below. Management and the Board use Free Cash Flow as a key measure of our liquidity. Free Cash Flow does not represent residual cash flow available for discretionary expenditures. We believe our presentation of these non-GAAP financial measures is useful because it provides investors and securities analysts the same information that we use internally for purposes of assessing our core operating performance.

Adjusted Net Income Attributable to Knight-Swift, Adjusted EPS, Adjusted Operating Income, Adjusted Operating Ratio, and Free Cash Flow are not substitutes for their comparable GAAP financial measures, such as net income, cash flows from operating activities, operating income, or other measures prescribed by GAAP. There are limitations to using non-GAAP financial measures. Although we believe that they improve comparability in analyzing our period to period performance, they could limit comparability to other companies in our industry if those companies define these measures differently. Because of these limitations, our non-GAAP financial measures should not be considered measures of income generated by our business or discretionary cash available to us to invest in the growth of our business. Management compensates for these limitations by primarily relying on GAAP results and using non-GAAP financial measures on a supplemental basis.

Pursuant to the requirements of Regulation G, the following tables reconcile GAAP consolidated net income attributable to Knight-Swift to non-GAAP consolidated Adjusted Net Income attributable to Knight-Swift, GAAP consolidated earnings per diluted share to non-GAAP consolidated Adjusted EPS, GAAP consolidated operating ratio to non-GAAP consolidated Adjusted Operating Ratio, GAAP reportable segment operating income to non-GAAP reportable segment Adjusted Operating Income, GAAP reportable segment operating ratio to non-GAAP reportable segment Adjusted Operating Ratio, and GAAP cash flow from operations to non-GAAP Free Cash Flow.

Note regarding presentation: A discussion of changes in our results of operations from 2022 to 2023 has been omitted from this Annual Report, but may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2022 Annual Report filed with the SEC on February 23, 2023.

Non-GAAP Reconciliation:
Consolidated Adjusted Net Income Attributable to Knight-Swift and Adjusted EPS

	2023	2022
	(Dollars in thousands)	
GAAP: Net income attributable to Knight-Swift	$ 217,149	$ 771,325
Adjusted for:		
Income tax expense attributable to Knight-Swift	54,768	249,388
Income before income taxes attributable to Knight-Swift	271,917	1,020,713
Amortization of intangibles [1]	70,138	64,843
Impairments [2]	2,236	810
Legal accruals and loss contingencies [3]	7,694	415
Transaction fees [4]	6,868	—
Other acquisition related expenses [5]	7,697	—
Severance expense [6]	5,151	—
Change in fair value of deferred earnout [7]	(3,359)	—
Adjusted income before income taxes	368,342	1,086,781
Provision for income tax expense at effective rate[8]	(89,603)	(265,585)
Non-GAAP: Adjusted Net Income Attributable to Knight-Swift	$ 278,739	$ 821,196

Note: Since the numbers reflected in the table below are calculated on a per share basis, they may not foot due to rounding.

	2023	2022
GAAP: Earnings per diluted share	$ 1.34	$ 4.73
Adjusted for:		
Income tax expense attributable to Knight-Swift	0.34	1.53
Income before income taxes attributable to Knight-Swift	1.68	6.25
Amortization of intangibles [1]	0.43	0.40
Impairments [2]	0.01	—
Legal accruals and loss contingencies [3]	0.05	—
Transaction fees [4]	0.04	—
Other acquisition related expenses [5]	0.05	—
Severance expense [6]	0.03	—
Change in fair value of deferred earnout [7]	(0.02)	—
Adjusted income before income taxes	2.28	6.66
Provision for income tax expense at effective rate [8]	(0.55)	(1.63)
Non-GAAP: Adjusted EPS	$ 1.72	$ 5.03

1   "Amortization of intangibles" reflects the non-cash amortization expense relating to intangible assets identified in the 2017 Merger, the ACT Acquisition, the U.S. Xpress Acquisition and other acquisitions.

2   "Impairments" reflects the non-cash impairments:
   • 2023 impairments related to certain revenue equipment held for sale (within the Truckload segment) and terminated software projects (recorded within our All Other Segments, specifically related to our third-party insurance business).
   • 2022 impairment of building improvements (within our All Other Segments).

3   "Legal accruals and loss contingencies" are included in "Insurance and claims" and "Miscellaneous operating expenses" in the consolidated statements of comprehensive income and reflect the following:
   • During the fourth quarter of 2023, the Company recorded estimated exposure for various legal matters. Additionally, the Company identified a probable loss contingency related to our third-party carrier insurance business included within our All Other segments. During the second and third quarters of 2023, legal expense reflects the increased estimated exposures for various accrued legal matters based on recent settlement agreements. First quarter 2023 legal expense reflects a decrease in the estimated exposure related to an accrued legal matter previously identified as probable and estimable in prior periods based on a recent settlement agreement.
   • During 2022, the Company decreased the estimated exposure related to certain accrued legal matters previously identified as probable and estimable in prior periods based on recent settlement agreements. Additional 2022 legal costs relate to certain lawsuits arising from employee and contract related matters.

4   "Transaction fees" consists of legal and professional fees associated with the July 1, 2023 acquisition of U.S. Xpress. The transaction fees are included within "Miscellaneous operating expenses" and "Salaries, Wages, and benefits" and with small amounts included in other line items in the consolidated statements of comprehensive income.

5   "Other acquisition related expenses" represents one-time expenses associated with the U.S. Xpress acquisition, including certain severance expense, including the acceleration of stock compensation expense as well as other operating expenses. These are primarily included within "Salaries, wages, and benefits" in the condensed statements of comprehensive income.

6   "Severance expense" is included within "Salaries, wages, and benefits" in the condensed statements of comprehensive income.

7   "Change in fair value of deferred earnout" reflects the benefit for the change in fair value of a deferred earnout related to various acquisitions, which is recorded in "Miscellaneous operating expenses."

8   For 2023, an effective tax rate of 24.3% was applied in our Adjusted EPS calculation. The change in the effective tax rate was primarily impacted by the change in pre-tax income based on the adjustments presented in Adjusted Net Income Attributable to Knight-Swift. Additionally, the effective tax rate was normalized to exclude the third quarter 2023 tax benefit from the partial release of the pre-acquisition allowance associated with the U.S. Xpress net operating loss and tax credit carryforward benefits.

Non-GAAP Reconciliation: Consolidated Adjusted Operating Income and Adjusted Operating Ratio

	2023	2022
GAAP Presentation	(Dollars in thousands)	
Total revenue	$7,141,766	$7,428,582
Total operating expenses	(6,803,613)	(6,336,754)
Operating income	$ 338,153	$1,091,828
Operating ratio	95.3 %	85.3 %
Non-GAAP Presentation		
Total revenue	$7,141,766	$7,428,582
Truckload and LTL fuel surcharge	(833,597)	(920,417)
Revenue, excluding truckload and LTL fuel surcharge	6,308,169	6,508,165
Total operating expenses	6,803,613	6,336,754
Adjusted for:		
Truckload and LTL fuel surcharge	(833,597)	(920,417)
Amortization of intangibles [1]	(70,138)	(64,843)
Impairments [2]	(2,236)	(810)
Legal accruals and loss contingencies [3]	(7,694)	(415)
Transaction fees [4]	(6,868)	—
Other acquisition related expenses [5]	(7,697)	—
Severance expense [6]	(5,151)	—
Change in fair value of deferred earnout [7]	3,359	—
Adjusted Operating Expenses	5,873,591	5,350,269
Adjusted Operating Income	$ 434,578	$1,157,896
Adjusted Operating Ratio	93.1 %	82.2 %

1   See Non-GAAP Reconciliation: Consolidated Adjusted Net Income Attributable to Knight-Swift and Adjusted EPS footnote 1.

2   See Non-GAAP Reconciliation: Consolidated Adjusted Net Income Attributable to Knight-Swift and Adjusted EPS footnote 2.

3   See Non-GAAP Reconciliation: Consolidated Adjusted Net Income Attributable to Knight-Swift and Adjusted EPS footnote 3.

4   See Non-GAAP Reconciliation: Consolidated Adjusted Net Income Attributable to Knight-Swift and Adjusted EPS footnote 4.

5   See Non-GAAP Reconciliation: Consolidated Adjusted Net Income Attributable to Knight-Swift and Adjusted EPS footnote 5.

6   See Non-GAAP Reconciliation: Consolidated Adjusted Net Income Attributable to Knight-Swift and Adjusted EPS footnote 6.

7   See Non-GAAP Reconciliation: Consolidated Adjusted Net Income Attributable to Knight-Swift and Adjusted EPS footnote 7.

Non-GAAP Reconciliation: Reportable Segment Adjusted Operating Income and Adjusted Operating Ratio

Truckload Segment

	2023	2022
GAAP Presentation	(Dollars in thousands)	
Total revenue	$4,698,655	$4,531,115
Total operating expenses	(4,400,678)	(3,784,534)
Operating income	$ 297,977	$ 746,581
Operating ratio	93.7 %	83.5 %
Non-GAAP Presentation		
Total revenue	$4,698,655	$4,531,115
Fuel surcharge	(665,711)	(718,155)
Intersegment transactions	(1,890)	(1,361)
Revenue, excluding fuel surcharge and intersegment transactions	4,031,054	3,811,599
Total operating expenses	4,400,678	3,784,534
Adjusted for:		
Fuel surcharge	(665,711)	(718,155)
Intersegment transactions	(1,890)	(1,361)
Amortization of intangibles [1]	(5,576)	(1,325)
Impairments [2]	(656)	—
Other acquisition related expenses [3]	(7,697)	—
Severance expense [4]	(2,636)	—
Adjusted Operating Expenses	3,716,512	3,063,693
Adjusted Operating Income	$ 314,542	$ 747,906
Adjusted Operating Ratio	92.2 %	80.4 %

1 "Amortization of intangibles" reflects the non-cash amortization expense relating to intangible assets identified in historical Knight acquisitions and the U.S. Xpress Acquisition.

2 See Non-GAAP Reconciliation: Consolidated Adjusted Net Income Attributable to Knight-Swift and Adjusted EPS footnote 2.

3 See Non-GAAP Reconciliation: Consolidated Adjusted Net Income Attributable to Knight-Swift and Adjusted EPS footnote 5.

4 See Non-GAAP Reconciliation: Consolidated Adjusted Net Income Attributable to Knight-Swift and Adjusted EPS footnote 6.

LTL Segment

	2023	2022
GAAP Presentation	(Dollars in thousands)	
Total revenue	$1,082,454	$1,069,554
Total operating expenses	(963,574)	(942,945)
Operating income	$ 118,880	$ 126,609
Operating ratio	89.0 %	88.2 %
Non-GAAP Presentation		
Total revenue	$1,082,454	$1,069,554
Fuel surcharge	(167,886)	(202,262)
Revenue, excluding fuel surcharge	914,568	867,292
Total operating expenses	963,574	942,945
Adjusted for:		
Fuel surcharge	(167,886)	(202,262)
Amortization of intangibles [1]	(15,680)	(15,930)
Adjusted Operating Expenses	780,008	724,753
Adjusted Operating Income	134,560	142,539
Adjusted Operating Ratio	85.3 %	83.6 %

1 "Amortization of intangibles" reflects the non-cash amortization expense relating to intangible assets identified with the ACT Acquisition and MME Acquisition.

Logistics Segment

	2023	2022
GAAP Presentation	(Dollars in thousands)	
Total revenue	$ 582,250	$ 920,707
Total operating expenses	(538,832)	(786,765)
Operating income	$ 43,418	$ 133,942
Operating ratio	92.5 %	85.5 %
Non-GAAP Presentation		
Total revenue	$ 582,250	$ 920,707
Intersegment transactions	(4,555)	(10,098)
Revenue, excluding intersegment transactions	577,695	910,609
Total operating expenses	538,832	786,765
Adjusted for:		
Intersegment transactions	(4,555)	(10,098)
Amortization of intangibles [1]	(1,613)	(1,336)
Adjusted Operating Expenses	532,664	775,331
Adjusted Operating Income	$ 45,031	$ 135,278
Adjusted Operating Ratio	92.2 %	85.1 %

1 "Amortization of intangibles" reflects the non-cash amortization expense relating to intangible assets identified in the UTXL acquisition.

	2023	2022
GAAP Presentation	(Dollars in thousands)	
Total revenue	$ 410,549	$ 485,786
Total operating expenses	(421,056)	(437,619)
Operating (loss) income	$ (10,507)	$ 48,167
Operating ratio	102.6 %	90.1 %
Non-GAAP Presentation		
Total revenue	$ 410,549	$ 485,786
Intersegment transactions	—	(47)
Revenue, excluding intersegment transactions	410,549	485,739
Total operating expenses	421,056	437,619
Adjusted for:		
Intersegment transactions	—	(47)
Adjusted Operating Expenses	421,056	437,572
Adjusted Operating Income	$ (10,507)	$ 48,167
Adjusted Operating Ratio	102.6 %	90.1 %

Non-GAAP Reconciliation: Free cash flow

	2023
GAAP: Cash flows from operations	$ 1,161,676
Adjusted for:	
Proceeds from sale of property and equipment, including assets held for sale	292,627
Purchases of property and equipment	(1,071,611)
Non-GAAP: Free Cash Flow	$ 382,692

Liquidity and Capital Resources

Sources of Liquidity

The following table presents our available sources of liquidity as of December 31, 2023:

Source:	Amount
	(In thousands)
Cash and cash equivalents, excluding restricted cash	$ 168,545
Availability under 2021 Revolver, due September 2026 [1]	1,015,007
Availability under 2023 RSA, due October 2025 [2]	600
Total unrestricted liquidity	$ 1,184,152
Cash and cash equivalents – restricted [3]	301,141
Restricted investments, held-to-maturity, amortized cost [3]	530
Total liquidity, including restricted cash and restricted investments	$ 1,485,823

1   As of December 31, 2023, we had $67.0 million in borrowings under our $1.1 billion 2021 Revolver. We additionally had $18.0 million in outstanding letters of credit (discussed below) issued under the 2021 Revolver, leaving $1.0 billion available under the 2021 Revolver.

2   Based on eligible receivables at December 31, 2023, our borrowing base for the 2023 RSA was $527.6 million, while outstanding borrowings were $527.0 million, leaving $0.6 million available under the 2023 RSA.

3   Restricted cash and restricted investments are primarily held by our captive insurance companies for claims payments. "Cash and cash equivalents – restricted" consists of $297.3 million, which is included in "Cash and cash equivalents — restricted" in the consolidated balance sheets held by Mohave and Red Rock for claims payments. The remaining $3.9 million is included in "Other long-term assets" and is held in escrow accounts to meet statutory requirements.

Uses of Liquidity

Our business requires substantial amounts of cash for operating activities, including salaries and wages paid to our employees, contract payments to independent contractors, insurance and claims payments, tax payments, and others. We also use large amounts of cash and credit for the following activities:

Capital Expenditures — When justified by customer demand, as well as our liquidity and our ability to generate acceptable returns, we make substantial cash capital expenditures to maintain a modern company tractor fleet, refresh our trailer fleet and expand our trailer fleet, expand our network of LTL service centers, and, to a lesser extent, fund upgrades to our terminals and technology in our various service offerings. In connection with our business strategy, we regularly evaluate acquisition and strategic partnership opportunities. We expect net cash capital expenditures, including net cash expenditures of our LTL segment, will be in the range of $625.0 to $675.0 million in 2024. This range excludes cash outlays for potential acquisitions. We believe we have ample flexibility in our trade cycle and purchase agreements to alter our current plans if economic and other conditions warrant.

Over the long-term, we will continue to have significant capital requirements, which may require us to seek additional borrowing, lease financing, or equity capital. The availability of financing or equity capital will depend upon our financial condition and results of operations as well as prevailing market conditions. If such additional borrowing, lease financing, or equity capital is not available at the time we need it, then we may need to borrow more under the 2021 Revolver (if not then fully drawn), extend the maturity of then-outstanding debt, rely on alternative financing arrangements, engage in asset sales, limit our fleet size, or operate our revenue equipment for longer periods.

There can be no assurance that we will be able to obtain additional debt under our existing financial arrangements to satisfy our ongoing capital requirements. However, we believe the combination of our expected cash flows, financing available through operating and finance leases, available funds under our 2023 RSA, and availability under the 2021 Revolver will be sufficient to fund our expected capital expenditures for at least the next twelve months.

Refer to Note 18 to the consolidated financial statements in this Annual Report for additional discussion of our short-term and long-term contractual payment obligations related to purchase commitments.

Principal and Interest Payments — As of December 31, 2023, we had debt, accounts receivable securitization, and finance lease obligations of $2.7 billion, which are discussed under "Material Debt Agreements," below. Certain cash flows from operations are committed to minimum payments of principal and interest on our debt and lease obligations. Additionally, when our financial position allows, we periodically make voluntary prepayments on our outstanding debt balances.

Prior to the maturity of our 2023 RSA, 2023 Term Loan, 2021 Term Loans, 2021 Revolver, Prudential Notes, revenue equipment installment notes, and other debt, we expect to be contractually obligated to make interest payments of approximately $58.6 million, $46.8 million, $150.5 million, $12.2 million, $1.6 million, $20.9 million and $1.8 million, respectively. Refer to Notes 14 and 15 to the consolidated financial statements in this Annual Report for additional discussion of the principal payment obligations related to the 2023 RSA, 2023 Term Loan, and 2021 Debt Agreement.

Refer to Note 16 to the consolidated financial statements in this Annual Report for additional discussion on our contractual principal and interest payment obligations for finance leases.

Letters of Credit — Pursuant to the terms of the 2021 Debt Agreement and the 2023 RSA, our lenders may issue standby letters of credit on our behalf. When we have certain letters of credit outstanding, the availability under the 2021 Revolver or 2023 RSA is reduced accordingly. As of December 31, 2023, we also had outstanding letters of credit of $264.3 million pursuant to a bilateral agreement which do not impact the availability of the 2021 Revolver and 2023 RSA. Standby letters of credit are typically issued for the benefit of regulatory authorities, insurance companies and state departments of insurance for the purpose of satisfying certain collateral requirements, primarily related to our automobile, workers' compensation, and general insurance liabilities.

Share Repurchases — From time to time, and depending on Free Cash Flow[1] availability, debt levels, common stock prices, general economic and market conditions, as well as internal approval requirements, we may repurchase shares of our outstanding common stock. The 2022 Knight-Swift Repurchase Plan had $200.0 million available as of December 31, 2023. See further details regarding our share repurchases under Note 20 to the consolidated financial statements in this Annual Report.

Working Capital

We had working capital deficit of $116.3 million as of December 31, 2023 and a working capital surplus of $599.6 million as of December 31, 2022. The $715.9 million decrease was primarily due to the assumption of liabilities from the U.S. Xpress Acquisition as well as the 2021 Term Loan A-2 maturing September 2024.

————

1   Refer to "Non-GAAP Financial Measures."

Material Debt Agreements

As of December 31, 2023, we had $2.7 billion in material debt obligations at the following carrying values:

- $199.9 million: 2021 Term Loan A-2, due September 2024, net of $0.1 million in deferred loan costs

- $799.1 million: 2021 Term Loan A-3, due September 2026, net of $0.9 million in deferred loan costs

- $249.1 million: 2023 Term Loan, due September 2026, net of $0.9 million in deferred loan costs

- $526.5 million: 2023 RSA outstanding borrowings, net of $0.5 million in deferred loan costs

- $528.9 million: Finance lease obligations

- $67.0 million: 2021 Revolver, due September 2026

- $279.3 million: Revenue equipment installment notes

- $33.6 million: Other, net of approximately $22,000 in deferred loan costs

As of December 31, 2022, we had $1.9 billion in material debt obligations at the following carrying values:

- $199.8 million: 2021 Term Loan A-2, due September 2024, net of $0.2 million in deferred loan costs

- $798.7 million: 2021 Term Loan A-3, due September 2026, net of $1.3 million in deferred loan costs

- $418.6 million: 2022 RSA outstanding borrowings, due April 2024, net of $0.4 million in deferred loan costs

- $403.0 million: Finance lease obligations

- $43.0 million: 2021 Revolver, due September 2026

- $39.0 million: Other, net of $0.1 million in deferred loan costs

Key terms and other details regarding our material debt obligations and finance leases are discussed in Notes 14, 15, and 16 to the consolidated financial statements in this Annual Report, and are incorporated by reference herein.

Cash Flow Analysis

	2023	2022	Change
	(In thousands)		
Net cash provided by operating activities	$ 1,161,676	$ 1,435,853	$ (274,177)
Net cash used in investing activities	(1,228,025)	(646,184)	(581,841)
Net cash provided by (used in) financing activities	150,690	(754,347)	905,037

Net Cash Provided by Operating Activities

2023 Compared to 2022 — The $274.2 million decrease in net cash provided by operating activities was primarily due to a $753.7 million decrease in operating income and a $69.2 million increase in cash paid for interest. These were partially offset by a $248.8 million decrease in cash paid for taxes and various changes in working capital. **Note:** Factors affecting the increase in operating income are discussed in "Results of Operations — Consolidated Operating and Other Expenses."

Net Cash Used in Investing Activities

2023 Compared to 2022 — The $0.6 billion increase in net cash used in investing activities was primarily due to a $0.4 billion increase in net cash invested in acquisitions and a $161.8 million increase in net cash capital expenditures.

Net Cash Provided by (Used in) Financing Activities

2023 Compared to 2022 — Net cash provided by financing activities increased by $0.9 billion, primarily due to a $250.0 million increase in proceeds from long-term debt, a $154.6 million decrease in repayments on finance leases and long-term debt, a $241.0 million decrease in net repayments on our 2021 Revolver, and a $299.9 million decrease in repurchases of our common stock.

Inflation

Most of our operating expenses are inflation-sensitive, with inflation generally leading to increased costs of operations. Price increases in manufacturer revenue equipment has impacted the cost for us to acquire new equipment. Cost increases have also impacted the cost of parts for equipment repairs and maintenance. The qualified driver shortage experienced by the trucking industry overall has had the effect of increasing compensation paid to our driving associates. We have also experienced inflation in insurance and claims cost related to health insurance and claims as well as auto liability insurance and claims. Prolonged periods of inflation have recently and could continue to cause interest rates, fuel, wages, and other costs to increase as well. Any of these factors could adversely affect our results of operations unless freight rates correspondingly increase.

Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that impact the amounts reported in our consolidated financial statements and accompanying notes. Therefore, the reported amounts of assets, liabilities, revenue, expenses, and associated disclosures of contingent assets and liabilities are affected by these estimates and assumptions. We evaluate these estimates and assumptions on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates and assumptions, and it is possible that materially different amounts could be reported using differing estimates or assumptions. We consider our critical accounting estimates to be those that require us to make more significant judgments and estimates when we prepare our financial statements.

Note 2 to the consolidated financial statements in this Annual Report describes the Company's accounting policies. The following discussion should be read in conjunction with Note 2, as it presents uncertainties involved in applying the accounting policies, and provides insight into the quality of management's estimates and variability in the amounts recorded for these critical accounting estimates. Our critical accounting estimates include the following:

Claims Accruals — Insurance and claims expense varies as a percentage of total revenue, based on the frequency and severity of claims incurred in a given period, as well as changes in claims development trends. The actual cost to settle our self-insured claim liabilities, as well as our third-party claim liabilities, may differ from our reserve estimates due to legal costs, claims that have been incurred but not reported, and various other uncertainties, including the inherent difficulty in estimating the severity of the claim and the potential judgment or settlement amount to dispose of the claim. If claims development factors that are based upon historical experience had increased by 10%, our claims accrual as of December 31, 2023 would have potentially increased by $61.5 million.

Refer to Note 12 to the consolidated financial statements in this Annual Report for discussion about the changes in the claims accrual balance.

Goodwill and Indefinite-lived Intangible Assets — The test of goodwill requires judgment, including the identification of reporting units, assigning assets (including goodwill) and liabilities to reporting units and determining the fair value of each reporting unit. Fair value of the reporting unit is determined using a combination of comparative valuation multiples of publicly traded companies, internal transaction methods, and discounted cash flow models. Estimating the fair value of reporting units includes several significant assumptions, including future cash flow estimates, determination of appropriate discount rates, and other assumptions that management believed reasonable under the circumstances. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Knight-Swift evaluated its goodwill associated with the 2017 Merger and various acquisitions as of December 31, 2023 and 2022. The evaluations were completed using fair value measurement guidance prescribed in ASC 350, *Intangibles – Goodwill and Other.* The fair value of the goodwill was established using an equal weighting of both the income and market approaches. In evaluating this quantitative analysis, the Company determined that it was more likely than not that fair value exceeded carrying value for the Company's reporting units as of December 31, 2023 and 2022.

The test of indefinite-lived intangible assets consists of a comparison of the estimated fair value of certain trade names to their carrying values. The determination of the fair value of the trade names requires management to make significant estimates and assumptions related to forecasts of future revenues, discount rates, and royalty rates. Changes in these assumptions could materially affect the determination of the fair value of the trade names, the amount of any trade names impairment charge, or both. Management evaluated trade names for impairment as of December 31, 2023 and 2022 noting that the fair value exceeded carrying value for the trade name.

Refer to Note 10 to the consolidated financial statements in this Annual Report for discussion about the changes in the goodwill and indefinite-lived intangible asset balances.

Depreciation and Amortization — Selecting the appropriate accounting method requires management judgment, as there are multiple acceptable methods that are in accordance with GAAP, including straight-line, declining-balance, and sum-of-the-years' digits. As discussed in Note 2 to the consolidated financial statements in this Annual Report, property and equipment is depreciated on a straight-line basis and intangible customer relationships are amortized on a straight-line basis over the estimated useful lives of the assets. We believe that these methods properly spread the costs over the useful lives of the assets. Management judgment is also involved when determining estimated useful lives of the Company's long-lived assets. We determine useful lives of our long-lived assets, based on historical experience, as well as future expectations regarding the period we expect to benefit from the asset. Factors affecting estimated useful lives of property and equipment may include estimating loss, damage, obsolescence, and company policies around maintenance and asset replacement. Factors affecting estimated useful lives of long-lived intangible assets may include legal, contractual, or other provisions that limit useful lives, historical experience with similar assets, future expectations of customer relationships, among others.

Refer to Note 10 to the consolidated financial statements in this Annual Report for discussion about the impact of the amortization of definite-lived intangibles on our results for 2023 and 2022.

Impairments of Long-lived Assets — Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as necessary. Estimating fair value includes several significant assumptions, including future cash flow estimates, determination of appropriate discount rates, and other assumptions that management believed reasonable under the circumstances. Changes in these estimates and assumptions could materially affect the determination of fair value and/or impairment.

Refer to Note 23 to the consolidated financial statements in this Annual Report for discussion about the changes in long-lived assets and the impact on our results for 2023 and 2022.

Fair Value of Net Assets Acquired in Business Combinations — Management performs fair value assessments in determining the fair value of the identifiable assets and liabilities acquired through the business combination as of the acquisition date. Management and third-party specialists use significant inputs and assumptions in the valuations of acquired net assets such as certain prospective information, discount rates, royalty rates, and market data. Changes in these estimates and assumptions could materially affect the determination of fair value.

Refer to Note 4 to the consolidated financial statements in this Annual Report for discussion about the fair value of net assets acquired in business combinations and the impact on our results for 2023 and 2022.

Income Taxes — Significant management judgment is required in determining our provision for income taxes and in determining whether deferred tax assets will be realized in full or in part. We periodically assess the likelihood that all or some portion of deferred tax assets will be recovered from future taxable income. To the extent we believe the likelihood of recovery is not sufficient, a valuation allowance is established for the amount determined not to be realizable. Management judgment is necessary in determining the frequency at which we assess the need for a valuation allowance, the accounting period in which to establish the valuation allowance, as well as the amount of the valuation allowance. We believe that we have adequately provided for our future tax consequences based upon current facts and circumstances and current tax law. However, should our tax positions be challenged, different outcomes could result and have a significant impact on the amounts reported in our consolidated statements of comprehensive income.

Management judgment is also required regarding a variety of other factors including the appropriateness of tax strategies. We utilize certain income tax planning strategies to reduce our overall income taxes. It is possible that certain strategies might be disallowed, resulting in an increased liability for income taxes. Significant management judgments are involved in assessing the likelihood of sustaining the strategies and determining the likely range of defense and settlement costs, in the event that tax strategies are challenged by taxing authorities. An ultimate result worse than our expectations could adversely affect our results of operations.

Refer to Note 13 to the consolidated financial statements in this Annual Report for discussion about the changes in the balances of deferred taxes assets and related valuation allowances.

Leases — At the inception of a lease, management judgment is involved in the determination of the discount rate, the determination of whether a contract contains a lease, classification of operating versus finance lease, assessment of useful lives, and estimation of residual values. Discounted future minimum lease payments are used in determining the lease classification represent the present value of minimum rental payments called for over the lease term, inclusive of residual value guarantees (if applicable) and amounts that would be required to be paid, if any, by the Company upon default for leases containing subjective acceleration or cross default clauses.

Refer to Note 16 to the consolidated financial statements in this Annual Report for discussion about the changes in balance of operating leases.

Stock-based Compensation — We issue several types of stock-based compensation, including awards that vest, based on service conditions, performance conditions, or a combination of service and performance conditions. Determining the appropriate amount to expense in each period is based on likelihood and timing of achievement of the stated targets for performance-based awards, and requires judgment, including forecasting future financial results, market performance, and other factors. The estimates are revised periodically, based on the probability and timing of achieving the required performance targets, and adjustments are made as appropriate. There is also some judgement involved with estimating expected forfeiture rates as we have opted to net the benefit of expected forfeitures against our stock-based compensation expense.

Refer to Note 21 to the consolidated financial statements in this Annual Report for discussion about the assumptions related to these awards and the impact on our results for 2023 and 2022.

Legal Settlements and Reserves — See Note 19 to the consolidated financial statements in this Annual Report.

Recently Issued Accounting Pronouncements

See Note 3 to the consolidated financial statements in this Annual Report, which is incorporated herein by reference, for recently issued accounting pronouncements that could have an impact on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We have exposure from variable interest rates, primarily related to our 2021 Debt Agreement, 2023 Term Loan, and 2023 RSA. These variable interest rates are impacted by changes in short-term interest rates. We primarily manage interest rate exposure through a mix of variable rate debt (weighted average rate of 6.0% as of December 31, 2023) and fixed rate equipment lease financing. Assuming the level of borrowings as of December 31, 2023, a hypothetical one percentage point increase in interest rates would increase our annual interest expense by $21.6 million.

Commodity Price Risk

We have commodity exposure with respect to fuel used in company-owned tractors. Increases in fuel prices would continue to raise our operating costs, even after applying fuel surcharge revenue. Historically, we have been able to recover a majority of fuel price increases from our customers in the form of fuel surcharges. The weekly average diesel price per gallon in the US decreased to an average of $4.20 per gallon for 2023 from an average of $5.01 per gallon for 2022. We cannot predict the extent or speed of potential changes in fuel price levels in the future, the degree to which the lag effect of our fuel surcharge programs will impact us as a result of the timing and magnitude of such changes, or the extent to which effective fuel surcharges can be maintained and collected to offset such increases. We generally have not used derivative financial instruments to hedge our fuel price exposure in the past, but continue to evaluate this possibility.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements of the Company as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022, and 2021, together with related notes and the report of Grant Thornton LLP, independent registered public accountants, are set forth on the following pages.

Audited Financial Statements of Knight-Swift Transportation Holdings Inc.

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Knight-Swift Transportation Holdings Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Knight-Swift Transportation Holdings Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 22, 2024 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Swift and U.S. Xpress auto liability claims accrual
As described further in footnote 12 to the financial statements, the Company is self-insured for a portion of its risk related to auto liability claims. The Company accrues for the cost of the uninsured portion of pending claims by evaluating the nature and severity of individual claims and by estimating future claims development based upon historical development trends. The actual cost to settle self-insured claim liabilities may differ from the Company's reserve estimates due to legal costs, claims that have been incurred but not reported, and various other uncertainties, including the inherent difficulty in estimating the severity of the claims and the potential judgment or settlement amount to dispose of the claim.

We identified the estimation of the Swift and U.S. Xpress auto liability claims accrual, which are subject to certain self-insured retention limits, as a critical audit matter. Auto liability unpaid claim liabilities are determined by projecting the estimated ultimate loss related to a claim, less actual costs paid to date. These estimates rely on the assumption that historical claim patterns are an accurate representation for future claims that have been incurred but not completely paid. The principal considerations for assessing the auto liability as a critical audit matter is the high level of estimation uncertainty related to determining the severity of these types of claims, as well as the inherent subjectivity in management's judgment in estimating the total costs to settle or dispose of these claims.

Our audit procedures related to this critical audit matter included the following, among others:

- We tested the operating effectiveness of controls over Swift auto liability claims, including the completeness and accuracy of claim expenses and payments and management's review over actuarial calculations.

- We tested management's process for determining the auto liability accrual, including evaluating the reasonableness of the methods and certain assumptions used in estimating the ultimate claim losses with the assistance of an actuarial specialist.

- We tested the claims data used in the actuarial calculation by selecting samples of historical claims data and inspecting source documents to test key attributes of the claims data.

Customer relationships and tradename acquired with the U.S. Xpress acquisition
As described further in footnote 4 to the financial statements, on July 1, 2023, the Company acquired all of the issued and outstanding shares of U.S. Xpress. The total purchase price consideration was $630 million, which $348 million was allocated to separately identified intangible assets, including customer relationships of $184.5 million and tradenames of $163.5 million. The determination of the fair value of the customer relationships and tradename requires management to make significant estimates and assumptions related to forecasts of future revenues, expenses, and the discount and royalty rates applied.

We identified the fair value assigned to the customer relationships and tradename on the acquisition date as a critical audit matter. The principal consideration for our determination that the acquisition date fair value of customer relationships and tradename is a critical audit matter is that management utilized significant judgment when estimating the fair value assigned to the acquired intangibles. In turn, auditing management's judgments regarding the assigned fair value involved a high degree of subjectivity due to the estimation uncertainty of management's significant judgments.

Our audit procedures related to this critical audit matter included the following, among others:

- We tested the operating effectiveness of controls relating to the determination of fair value.

- We tested management's process for determining the fair value of the acquired intangibles. This included evaluating the appropriateness of the valuation method.

- We evaluated the reasonableness of management's significant assumptions, which included forecasted revenues and expenses. We tested whether these forecasts were reasonable and consistent with historical performance and third-party market data, as applicable.

- We tested the reasonableness of the Company's discount rates and royalty rate applied to the present value of the estimated future cash flows models with the assistance of valuation specialists.

Third-party auto liability carrier claims reserves
As described further in footnote 12 to the financial statements, the Company assumes premiums under a reinsurance agreement covering auto liability coverage for individual members of an independent carrier safety association. The per occurrence limit assumed for auto liability is $1.0 million. The Company accrues for the cost of the uninsured portion of pending claims by evaluating the nature and severity of individual claims and by estimating future claims development based upon historical development trends. The actual cost to settle claim liabilities may differ from the Company's reserve estimates due to legal costs, claims that have been incurred but not reported, and various other uncertainties, including the inherent difficulty in estimating the severity of the claims and the potential judgment or settlement amount to dispose of the claim.

We identified the estimation of the Company's third-party auto liability carrier claims reserves as a critical audit matter. Unpaid claim liabilities are determined by projecting the estimated ultimate loss related to a claim, less actual costs paid to date. These estimates rely on the assumption that historical claim patterns are an accurate representation for future claims that have been incurred but not completely paid. The principal considerations for assessing the third-party auto liability carrier claims reserves as a critical audit matter is the high level of estimation uncertainty related to determining the severity of these types of claims, as well as the inherent subjectivity in management's judgment in estimating the total costs to settle or dispose of these claims.

Our audit procedures related to this critical audit matter included the following, among others:

- We tested the operating effectiveness of controls over the third-party auto liability carrier claims reserves, including the completeness and accuracy of claim expenses and payments.

- We tested management's process for determining the third-party auto liability carrier claims reserves, including evaluating the reasonableness of the methods and certain assumptions used in estimating the ultimate claim losses with the assistance of an actuarial specialist.

- We tested the claims data used in the actuarial calculation by selecting samples of historical claims data and inspecting source documents to test key attributes of the claims data.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2011.

Phoenix, Arizona
February 22, 2024

Consolidated Balance Sheets

	December 31,	
	2023	**2022**
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 168,545	$ 196,770
Cash and cash equivalents – restricted	297,275	185,792
Restricted investments, held-to-maturity, amortized cost	530	7,175
Trade receivables, net of allowance for doubtful accounts of $39,458 and $22,980, respectively	888,603	842,294
Contract balance – revenue in transit	12,246	15,859
Prepaid expenses	148,696	108,081
Assets held for sale	83,366	40,602
Income tax receivable	65,815	58,974
Other current assets	43,939	38,025
Total current assets	1,709,015	1,493,572
Property and equipment:		
Revenue equipment	5,154,593	4,429,117
Land and land improvements	426,635	376,552
Buildings and building improvements	861,194	726,424
Furniture and fixtures	156,911	131,886
Shop and service equipment	84,049	59,817
Leasehold improvements	37,228	16,587
Gross property and equipment	6,720,610	5,740,383
Less: accumulated depreciation and amortization	(2,104,211)	(1,905,340)
Property and equipment, net	4,616,399	3,835,043
Operating lease right-of-use-assets	484,821	192,358
Goodwill	3,848,798	3,519,339
Intangible assets, net	2,058,882	1,776,569
Other long-term assets	152,850	134,785
Total assets	$ 12,870,765	$ 10,951,666

Consolidated Balance Sheets — Continued

	December 31,	
	2023	**2022**
	(In thousands, except per share data)	
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 355,173	$ 220,849
Accrued payroll and purchased transportation	164,884	171,381
Accrued liabilities	220,350	81,528
Claims accruals – current portion	480,200	311,822
Finance lease liabilities and long-term debt – current portion	459,759	71,466
Operating lease liabilities – current portion	144,921	36,961
Total current liabilities	1,825,287	894,007
Revolving line of credit	67,000	43,000
Long-term debt – less current portion	1,223,021	1,024,668
Finance lease liabilities – less current portion	407,150	344,377
Operating lease liabilities – less current portion	371,407	149,992
Accounts receivable securitization	526,508	418,561
Claims accruals – less current portion	315,476	201,838
Deferred tax liabilities	951,749	907,893
Other long-term liabilities	79,086	12,049
Total liabilities	5,766,684	3,996,385
Commitments and contingencies (Notes 4, 6, 17, 18, and 19)		
Stockholders' equity:		
Preferred stock, par value $0.01 per share; 10,000 shares authorized; none issued	—	—
Common stock, par value $0.01 per share; 500,000 shares authorized; 161,385 and 160,706 shares issued and outstanding as of December 31, 2023 and 2022, respectively.	1,613	1,607
Additional paid-in capital	4,426,852	4,392,266
Accumulated other comprehensive loss	(830)	(2,436)
Retained earnings	2,659,755	2,553,567
Total Knight-Swift stockholders' equity	7,087,390	6,945,004
Noncontrolling interest	16,691	10,277
Total stockholders' equity	7,104,081	6,955,281
Total liabilities and stockholders' equity	$ 12,870,765	$ 10,951,666

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	2023	2022	2021
	(In thousands, except per share data)		
Revenue:			
Revenue, excluding truckload and LTL fuel surcharge	$ 6,308,169	$ 6,508,165	$ 5,531,890
Truckload and LTL fuel surcharge	833,597	920,417	466,129
Total revenue	7,141,766	7,428,582	5,998,019
Operating expenses:			
Salaries, wages, and benefits	2,479,759	2,173,933	1,771,772
Fuel	878,407	895,603	546,256
Operations and maintenance	473,491	422,872	313,505
Insurance and claims	609,536	455,918	275,378
Operating taxes and licenses	117,024	111,197	98,784
Communications	29,661	23,656	22,486
Depreciation and amortization of property and equipment	664,962	594,981	522,596
Amortization of intangibles	70,138	64,843	55,299
Rental expense	130,269	56,856	55,161
Purchased transportation	1,190,836	1,444,937	1,320,888
Impairments	2,236	810	299
Miscellaneous operating expenses	157,294	91,148	49,898
Total operating expenses	6,803,613	6,336,754	5,032,322
Operating income	338,153	1,091,828	965,697
Other (expenses) income:			
Interest income	21,577	5,439	1,173
Interest expense	(127,100)	(50,803)	(21,140)
Other income (expenses), net	37,659	(25,958)	28,905
Total other (expenses) income, net	(67,864)	(71,322)	8,938
Income before income taxes	270,289	1,020,506	974,635
Income tax expense	54,768	249,388	230,887
Net income	215,521	771,118	743,748
Net loss (income) attributable to noncontrolling interest	1,628	207	(360)
Net income attributable to Knight-Swift	$ 217,149	$ 771,325	$ 743,388
Other comprehensive income (loss)	1,606	(1,873)	(563)
Comprehensive income	$ 218,755	$ 769,452	$ 742,825
Earnings per share:			
Basic	$ 1.35	$ 4.75	$ 4.48
Diluted	$ 1.34	$ 4.73	$ 4.45
Dividends declared per share:	$ 0.56	$ 0.48	$ 0.38
Weighted average shares outstanding:			
Basic	161,188	162,260	165,860
Diluted	161,826	163,211	167,060

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Knight-Swift Stockholders' Equity	Noncontrolling Interest	Total Stockholders' Equity
	Shares	Par Value						
			(In thousands, except per share data)					
Balances – December 31, 2020	166,553	$ 1,665	$ 4,301,424	$ 1,566,759	$ —	$ 5,869,848	$ 2,192	$ 5,872,040
Common stock issued to employees	510	6	5,918			5,924		5,924
Common stock issued to the Board	12	—	575			575		575
Common stock issued with ACT acquisition	219	2	9,998			10,000		10,000
Common stock issued under ESPP	63	1	2,782			2,783		2,783
Company shares repurchased	(1,377)	(14)		(57,161)		(57,175)		(57,175)
Shares withheld – RSU settlement				(8,257)		(8,257)		(8,257)
Employee stock-based compensation expense			33,495			33,495		33,495
Cash dividends paid and dividends accrued ($0.38 per share)				(63,587)		(63,587)		(63,587)
Net income				743,388		743,388	360	743,748
Other comprehensive income					(563)	(563)		(563)
Noncontrolling interest							10,281	10,281
Investment in noncontrolling interest							(64)	(64)
Net acquisition of remaining ownership interest, previously noncontrolling			(3,279)			(3,279)	(2,471)	(5,750)
Balances – December 31, 2021	165,980	$ 1,660	$ 4,350,913	$ 2,181,142	$ (563)	$ 6,533,152	$ 10,298	$ 6,543,450
Common stock issued to employees	625	6	2,505			2,511		2,511
Common stock issued to the Board	18	—	873			873		873
Common stock issued under ESPP	84	1	4,047			4,048		4,048
Company shares repurchased	(6,001)	(60)		(299,881)		(299,941)		(299,941)
Shares withheld – RSU settlement				(20,623)		(20,623)		(20,623)
Employee stock-based compensation expense			33,928			33,928		33,928
Cash dividends paid and dividends accrued ($0.48 per share)				(78,396)		(78,396)		(78,396)
Net income				771,325		771,325	(207)	771,118
Other comprehensive income					(1,873)	(1,873)		(1,873)
Noncontrolling interest							186	186
Balances – December 31, 2022	160,706	$ 1,607	$ 4,392,266	$ 2,553,567	$ (2,436)	$ 6,945,004	$ 10,277	$ 6,955,281
Common stock issued to employees	582	5	158			163		163
Common stock issued to the Board	18	—	977			977		977
U.S. Xpress assumed equity awards			1,462			1,462		1,462
Common stock issued under ESPP	79	1	4,067			4,068		4,068
Shares withheld – RSU settlement				(19,932)		(19,932)		(19,932)
Employee stock-based compensation expense			27,922			27,922		27,922
Cash dividends paid and dividends accrued ($0.56 per share)				(91,029)		(91,029)		(91,029)
Net income				217,149		217,149	(1,628)	215,521
Other comprehensive income					1,606	1,606		1,606
Noncontrolling interest							8,281	8,281
Investment in noncontrolling interest							(239)	(239)
Balances – December 31, 2023	161,385	$ 1,613	$ 4,426,852	$ 2,659,755	$ (830)	$ 7,087,390	$ 16,691	$ 7,104,081

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	2023	2022	2021
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 215,521	$ 771,118	$ 743,748
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property, equipment, and intangibles	735,100	659,824	577,895
Gain on sale of property and equipment	(64,651)	(92,891)	(74,799)
Impairments	2,236	810	299
Deferred income taxes	10,784	30,852	39,929
Non-cash lease expense	121,831	41,943	45,192
(Gain) loss on equity securities	(2,096)	52,274	(3,931)
Non-cash adjustment to fair value of convertible note	—	—	(12,631)
Other adjustments to reconcile net income to net cash provided by operating activities	62,005	46,632	44,841
Increase (decrease) in cash resulting from changes in:			
Trade receivables	155,100	58,708	(214,573)
Income tax receivable	(6,841)	(58,065)	2,528
Accounts payable	12,628	(24,769)	73,371
Accrued liabilities and claims accrual	53,304	11,151	40,872
Operating lease liabilities	(120,550)	(42,893)	(48,171)
Other assets and liabilities	(12,695)	(18,841)	(24,417)
Net cash provided by operating activities	1,161,676	1,435,853	1,190,153
Cash flows from investing activities:			
Proceeds from maturities of held-to-maturity investments	3,620	9,706	10,624
Purchases of held-to-maturity investments	(30)	(11,145)	(7,706)
Proceeds from sale of property and equipment, including assets held for sale	292,627	183,421	252,080
Purchases of property and equipment	(1,071,611)	(800,563)	(534,096)
Expenditures on assets held for sale	(833)	(545)	(1,367)
Net cash, restricted cash, and equivalents invested in acquisitions	(458,288)	(31,291)	(1,496,208)
Investment in convertible note	—	—	(35,000)
Other cash flows from investing activities	6,490	4,233	(5,060)
Net cash used in investing activities	(1,228,025)	(646,184)	(1,816,733)
Cash flows from financing activities:			
Repayments of finance leases and long-term debt	(120,219)	(274,833)	(409,889)
Proceeds from long-term debt	250,000	—	1,200,000
Borrowings (repayments) on revolving lines of credit, net	24,000	(217,000)	50,000
Borrowings under accounts receivable securitization	197,000	140,000	80,000
Repayments of accounts receivable securitization	(89,000)	—	(15,000)
Proceeds from common stock issued	5,208	7,432	9,282
Repurchases of the Company's common stock	—	(299,941)	(57,175)
Dividends paid	(91,149)	(78,304)	(63,535)
Other cash flows from financing activities	(25,150)	(31,701)	(14,357)
Net cash provided by (used in) financing activities	150,690	(754,347)	779,326
Net increase in cash, restricted cash, and equivalents	84,341	35,322	152,746
Cash, restricted cash, and equivalents at beginning of period	385,345	350,023	197,277
Cash, restricted cash, and equivalents at end of period	$ 469,686	$ 385,345	$ 350,023

Consolidated Statements of Cash Flows — Continued

		2023		2022		2021
			(In thousands)			
Supplemental disclosures of cash flow information:						
Cash paid during the period for:						
Interest	$	118,150	$	48,905	$	18,949
Income taxes		40,378		289,159		167,092
Non-cash investing and financing activities:						
Equipment acquired included in accounts payable	$	45,574	$	34,909	$	10,489
Transfers from property and equipment to assets held for sale		175,297		90,951		92,445
Noncontrolling interest associated with acquisitions		5,178		—		10,281
Purchase price adjustment on acquisition		—		2,164		—
Contingent consideration associated with acquisitions and investments		174,107		1,717		6,250
Value of common stock issued for acquisition		—		—		10,000
U.S. Xpress assumed equity awards		1,462		—		—
Conversion of note receivable to equity investment		12,107		—		37,631
Right-of-use assets obtained in exchange for operating lease liabilities		73,162		86,910		22,771
Right-of-use assets obtained in exchange for operating lease liabilities through acquisitions		—		—		50,988
Property and equipment obtained in exchange for finance lease liabilities		181,693		152,509		181,234
Property and equipment obtained in exchange for finance lease liabilities reclassified from operating lease liabilities		—		6,462		42,298

Reconciliation of Cash, Restricted Cash, and Equivalents:		2023		2022		2021
			(In thousands)			
Consolidated Balance Sheets						
Cash and cash equivalents	$	168,545	$	196,770	$	261,001
Cash and cash equivalents – restricted [1]		297,275		185,792		87,241
Other long-term assets [1]		3,866		2,783		1,781
Consolidated Statements of Cash Flows						
Cash, restricted cash, and equivalents	$	469,686	$	385,345	$	350,023

_____

1   Reflects cash and cash equivalents that are primarily restricted for claims payments

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 — Introduction and Basis of Presentation

Certain acronyms and terms used throughout this Annual Report are specific to Knight-Swift, commonly used in the trucking industry, or are otherwise frequently used throughout this document. Definitions for these acronyms and terms are provided in the "Glossary of Terms," available in the front of this document.

Description of Business

Knight-Swift is a transportation solutions provider, headquartered in Phoenix, Arizona. During 2023, the Truckload segment operated an average of 20,948 tractors (comprised of 18,821 company tractors and 2,127 independent contractor tractors). The Company operated 87,865 trailers during the year, including trailers within the Truckload segment and leasing activities within the All Other Segments. The LTL segment operated an average 3,201 tractors and 8,482 trailers. Additionally, the Intermodal segment operated an average of 639 tractors and 12,730 intermodal containers. The Company's four reportable segments are Truckload, LTL, Logistics, and Intermodal.

2017 Merger

On September 8, 2017, the Company became Knight-Swift Transportation Holdings Inc. upon the effectiveness of the 2017 Merger. Immediately upon the consummation of the 2017 Merger, former Knight stockholders and former Swift stockholders owned approximately 46.0% and 54.0%, respectively, of the Company. Upon closing of the 2017 Merger, the shares of Knight common stock that previously traded under the ticker symbol "KNX" ceased trading and were delisted from the NYSE. The shares of Class A common stock commenced trading on the NYSE on a post-reverse split basis under the ticker symbol "KNX" on September 11, 2017.

Recent Acquisitions

The Company recently acquired the following entities:

- 100.0% of U.S. Xpress on July 1, 2023. The results are included within the Truckload and Logistics segments.
- 100.0% of MME on December 6, 2021. The results are included within the LTL segment.
- 100.0% of ACT on July 5, 2021. The results are included within the LTL segment.
- 100.0% of UTXL on June 1, 2021. The results are included within the Logistics segment.
- 79.44% of Eleos on February 1, 2021. The results are included within the All Other Segments. The noncontrolling interest is presented as a separate component of the consolidated financial statements.

Note regarding comparability: In accordance with the accounting treatment applicable to the transactions, the Company's consolidated results, as reported, do not include the operating results of its ownership interest in the acquired entities prior to the respective acquisition dates. Accordingly, comparisons between the Company's current and prior period results may not be meaningful.

Additional information regarding the Company's recent acquisitions is included in Note 4.

Basis of Presentation

The consolidated financial statements include the accounts of Knight-Swift Transportation Holdings Inc. and its subsidiaries. In management's opinion, these consolidated financial statements were prepared in accordance with GAAP and include all adjustments necessary (consisting of normal recurring adjustments) for the fair presentation of the periods presented.

With respect to transactional/durational data, references to "years", including "2023", "2022", and "2021" pertain to calendar years. Similarly, references to "quarters", including "first", "second", "third", and "fourth" pertain to calendar quarters.

Seasonality

In the full truckload transportation industry, results of operations generally follow a seasonal pattern. Freight volumes in the first quarter are typically lower due to less consumer demand, customers reducing shipments following the holiday season, and inclement weather. At the same time, operating expenses generally increase, and tractor productivity of the Company's Truckload fleet, independent contractors, and third-party carriers decreases during the winter months due to decreased fuel efficiency, increased cold-weather-related equipment maintenance and repairs, and increased insurance claims and costs attributed to higher accident frequency from harsh weather. These factors typically lead to lower operating profitability, as compared to other parts of the year. Additionally, beginning in the latter half of the third quarter and continuing into the fourth quarter, the Company typically experiences surges pertaining to holiday shopping trends toward delivery of gifts purchased over the Internet as well as the length of the holiday season (consumer shopping days between Thanksgiving and Christmas). However, as the Company continues to diversify its business through expansion into the LTL industry, warehousing, and other activities, seasonal volatility is becoming more tempered. Additionally, macroeconomic trends and cyclical changes in the trucking industry, including imbalances in supply and demand, can override the seasonality faced in the industry.

ASUs

There were various ASUs that became effective during 2023, which did not have a material impact on the Company's results of operations, financial position, cash flows, or disclosures.

Note 2 — Summary of Significant Accounting Policies

Use of Estimates **—** The preparation of the consolidated financial statements, in accordance with GAAP, requires management to make estimates and assumptions about future events that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates and periodically adjusts its estimates and assumptions, based on historical experience, the impact of the current economic environment, and other key factors. Volatile energy markets, as well as changes in consumer spending have increased the inherent uncertainty in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Significant items subject to such estimates and assumptions include:

- carrying amount of property and equipment;
- carrying amount of goodwill and intangible assets;
- leases;
- estimates of claims accruals;
- contingent obligations;
- calculation of projected pension benefit obligation;
- calculation of stock-based compensation;
- valuation of net assets acquired in business combination;
- valuation allowance for deferred income tax assets;
- valuation allowances for receivables; and
- valuation of financial instruments.

Segments **—** The Company uses the "management approach" to determine its reportable segments, as well as to determine the basis of reporting the operating segment information. Certain of the Company's operating segments have been aggregated into reportable segments. The management approach focuses on financial information that management uses to make operating decisions. The Company's chief operating decision makers use total revenue, operating expense categories, operating ratios, operating income, and key operating statistics to evaluate performance and allocate resources to the Company's operations and is based around the transportation service offerings provided to the Company's customers, as well as the equipment utilized.

Operating income is the measure that management uses to evaluate segment performance and allocate resources. Operating income should not be viewed as a substitute for GAAP net income. Management believes the presentation of operating income enhances the understanding of the Company's performance by highlighting the results of operations and the underlying profitability drivers of the business segments. Operating income is defined as "Total revenue" less "Total operating expenses."

Based on the unique nature of the Company's operating structure, certain revenue-generating assets are interchangeable between segments. Additionally, the Company's chief operating decision makers do not review assets or liabilities by segment to make operating decisions. The Company allocates depreciation and amortization expense of its property and equipment to the segments based on the actual utilization of the asset by the segment during the period.

See Note 25 for additional disclosures regarding the Company's segments.

Cash and Cash Equivalents — Cash and cash equivalents are comprised of cash, money market funds, and highly liquid instruments with insignificant interest rate risk and original maturities of three months or less. Cash balances with institutions may be in excess of Federal Deposit Insurance Corporation ("FDIC") limits or may be invested in sweep accounts that are not insured by the institution, the FDIC, or any other government agency.

Restricted Cash and Equivalents — The Company's wholly-owned captive insurance companies, Red Rock and Mohave, maintain certain operating bank accounts, working trust accounts, and investment accounts. The cash and cash equivalents within these accounts are restricted by insurance regulations to fund the insurance claim losses to be paid by the captive insurance companies, and therefore, are classified as "Cash and cash equivalents – restricted" and included within "Other long-term assets" in the consolidated balance sheets.

Restricted Investments — The Company's investments are restricted by insurance regulations to fund the insurance claim losses to be paid by the captive insurance companies. The Company accounts for its investments in accordance with ASC 320, *Investments – Debt Securities.* Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates the determination on a quarterly basis. As of December 31, 2023, all of the Company's investments in fixed-maturity securities were classified as held-to-maturity, as the Company has the positive intent and ability to hold these securities to maturity. Held-to-maturity securities are carried at amortized cost. The amortized cost of debt securities is adjusted using the effective interest rate method for amortization of premiums and accretion of discounts. Amortization and accretion are reported in "Other income, net" in the consolidated statements of comprehensive income.

Management periodically evaluates restricted investments for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value. Management accounts for other-than-temporary impairments of debt securities in accordance with ASC 320. This guidance requires the Company to evaluate whether it intends to sell an impaired debt security or whether it is more likely than not that it will be required to sell an impaired debt security before recovery of the amortized cost basis. If either of these criteria are met, an impairment loss equal to the difference between the debt security's amortized cost and its estimated fair value is recognized in earnings. For impaired debt securities that do not meet these criteria, the Company determines if a credit loss exists with respect to the impaired security. If a credit loss exists, the credit loss component of the impairment (i.e., the difference between the security's amortized cost and the present value of projected future cash flows expected to be collected) is recognized in earnings and the remaining portion of the impairment is recognized as a component of accumulated other comprehensive income.

See Note 5 for additional disclosures regarding the Company's restricted investments.

Inventories and Supplies — Inventories and supplies, which are included in "Other current assets" in the consolidated balance sheets, primarily consist of spare parts, tires, fuel, and supplies and are stated at lower of cost or net realizable value. Depending on the class of inventory, cost is determined using the first-in, first-out method or average cost. Replacement tires held in the shops are classified as inventory and expensed when placed in service. Replacement tire costs incurred over the road are immediately expensed.

Property and Equipment — Property and equipment is stated at cost less accumulated depreciation. Costs to construct significant assets include capitalized interest incurred during the construction and development period. Expenditures for replacements and improvements are capitalized. Maintenance and repairs are expensed as incurred.

Net gains on the disposal of property and equipment are presented in the consolidated statements of comprehensive income within "Miscellaneous operating expenses."

Tires on purchased revenue equipment are capitalized along with the related equipment cost when the vehicle is placed in service, and are depreciated over the life of the vehicle.

Depreciation of property and equipment is calculated on a straight-line basis down to the salvage value, as applicable, over the following estimated useful lives:

Category:	Range (in years)		
Revenue equipment*	3	—	20
Shop and service equipment	2	—	10
Land improvements	5	—	15
Buildings and building improvements	10	—	40
Furniture and fixtures	3	—	10
Leasehold improvements	Lesser of lease term or leasehold improvement life		

*For finance leases involving revenue equipment, the depreciation period is equal to the term of the lease agreement.

Management believes that these methods properly spread the costs over the useful lives of the assets. Management judgment is involved when determining estimated useful lives of the Company's long-lived assets. Useful lives of the Company's long-lived assets are determined based on historical experience, as well as future expectations regarding the period the Company expects to benefit from the asset. Factors affecting estimated useful lives of property and equipment may include estimating loss, damage, obsolescence, and Company policies around maintenance and asset replacement.

Management evaluates its property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360, *Property, Plant and Equipment*. When such events or changes in circumstances occur, management performs a recoverability test that compares the carrying amount with the projected undiscounted cash flows from the use and eventual disposition of the asset or asset group. An impairment is recorded for any excess of the carrying amount over the estimated fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, when necessary. Estimating fair value includes several significant assumptions, including future cash flow estimates, determination of appropriate discount rates, and other assumptions that management believes reasonable under the circumstances. Changes in these estimates and assumptions could materially affect the determination of fair value and/or impairment.

Goodwill — Management evaluates goodwill on an annual basis as of June 30th, or more frequently if indicators of impairment exist. The Company performs a quantitative analysis on an annual basis, in accordance with ASC 350, *Goodwill and Other Intangible Assets*. Management estimates the fair values of its reporting units using a combination of the income and market approaches. If the carrying amount of a reporting unit exceeds the fair value, then management recognizes an impairment loss of the same amount. This loss is only limited to the total amount of goodwill allocated to that reporting unit. Refer to Note 10 for the results of the Company's annual evaluation as of December 31, 2023.

On a periodic basis, the Company assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company conducts a quantitative goodwill impairment test.

See Notes 4 and 10 for additional disclosures regarding the Company's goodwill.

Intangible Assets other than Goodwill — The Company's intangible assets other than goodwill primarily consist of acquired customer relationships, trade names, and other intangibles from acquisitions. Amortization of acquired customer relationships, and other intangibles is calculated on a straight-line basis over the estimated useful life, which ranges from 3 years to 20 years. Certain trade names have indefinite useful lives and are not amortized, but are tested for impairment at least annually, unless events occur or circumstances change between annual tests that would more likely than not reduce the fair value.

Management reviews its intangible assets for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable, in accordance with ASC 350, *Intangibles – Goodwill and Other.* When such events or changes in circumstances occur, management performs a recoverability test that compares the carrying amount with the projected discounted cash flows from the use and eventual disposition of the asset or asset group. An impairment is recorded for any excess of the carrying amount over the estimated fair value, which is generally determined using discounted future cash flows.

Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals. Estimating fair value includes several significant assumptions, including future cash flow estimates, determination of appropriate discount rates, royalty rates, and other assumptions that management believes reasonable under the circumstances. Changes in these estimates and assumptions could materially affect the determination of fair value and/or impairment.

See Notes 4 and 10 for additional disclosures regarding the Company's intangible assets.

Claims Accruals — The Company is self-insured for a portion of its risk related to auto liability, workers' compensation, property damage, cargo damage, and group health. The Company assumed premiums under a reinsurance agreement covering auto liability, including non-trucking auto liability, cargo and general liability coverages for individual members of an independent carrier safety association. Self-insurance results from buying insurance coverage that applies in excess of a retained portion of risk for each respective line of coverage. The Company accrues for the cost of the uninsured portion of pending claims by evaluating the nature and severity of individual claims and by estimating future claims development based upon historical claims development trends. The actual cost to settle self-insured claim liabilities may differ from the Company's reserve estimates due to legal costs, claims that have been incurred but not reported, and various other uncertainties, including the inherent difficulty in estimating the severity of the claims and the potential judgment or settlement amount to dispose of the claim.

See Notes 12 and 19 for additional disclosures regarding the Company's claims accruals.

Leases — Management evaluates the Company's leases based on the underlying asset groups. The assets currently underlying the Company's leases include revenue equipment (primarily tractors and trailers), real estate (primarily buildings, office space, land, and drop yards), as well as technology and other equipment that supports business operations. Management's significant assumptions and judgments include the determination of the discount rate (discussed below), as well as the determination of whether a contract contains a lease.

In accordance with ASC 842, *Leases*, property and equipment held under operating leases are recorded as right-of-use assets, with a corresponding operating lease liability. Additionally, property and equipment held under finance leases are recorded as property and equipment with corresponding finance lease liabilities. All expenses related to operating leases are reflected in our consolidated statements of comprehensive income in "Rental expense." Expenses related to finance leases are reflected in our consolidated statements of comprehensive income in "Depreciation and amortization of property and equipment" and "Interest expense."

• <u>Lease Term</u> — The Company's leases generally have lease terms corresponding to the useful lives of the underlying assets. Revenue equipment leases have fixed payment terms based on the passage of time, which is typically three to five years for tractors and five to seven years for trailers. Certain finance leases for revenue equipment contain renewal or fixed price purchase options. Real estate leases, excluding drop yards, generally have varying lease terms between five and fifteen years and may include renewal options. Drop yards include month-to-month leases, as well as leases with varying lease terms generally ranging from two to five years.

  Options to renew or purchase the underlying assets are considered in the determination of the right-of-use asset and corresponding lease liability once reasonably certain of exercise.

• <u>Portfolio Approach</u> — The Company typically leases its revenue equipment under master lease agreements, which contain general terms, conditions, definitions, representations, warranties, and other general language, while the specific contract provisions are contained within the various individual lease schedules that fall under a master lease agreement. Each individual leased asset within a lease schedule is similar in nature (i.e., all tractors or all trailers) and has identical contract provisions to all of the other individual leased assets within the same lease schedule (such as the contract provisions discussed above). Management has elected to apply the portfolio approach to its revenue equipment leases, as accounting for its revenue equipment under the portfolio approach would not be materially different from separately accounting for each individual underlying asset as a lease. Each individual real estate and other lease is accounted for at the individual asset level.

- *Nonlease Components* — Management has elected to combine its nonlease components (such as fixed charges for common area maintenance, real estate taxes, utilities, and insurance) with lease components for each class of underlying asset, as applicable, as the nonlease components in the Company's lease contracts typically are not material. These nonlease components are usually present within the Company's real estate leases. The Company's assets are generally insured by umbrella policies, in which the premiums change from one policy period to the next, making them variable in nature. Accordingly, these insurance costs are excluded from the Company's calculation of right-of-use assets and corresponding lease liabilities.

- *Short-Term Lease Exemption* — Management has elected to apply the short-term lease exemption to all asset groups. Accordingly, leases with terms of twelve months or less are not capitalized and continue to be expensed on a straight-line basis over the term of the lease. This primarily affects the Company's drop yards and corresponding temporary structures on those drop yards. To a lesser extent, certain short-term leases for revenue equipment, technology, and other assets are affected.

- *Discount Rate* — The Company uses the rate implicit in the lease, when readily determinable, which is generally related to the Company's finance leases. Otherwise the Company's incremental borrowing rate is applied. The implicit interest rate is not readily determinable for the Company's operating leases. As such, management applies the Company's incremental borrowing rate, which is defined by GAAP as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Company's incremental borrowing rate is based on the results of an independent third-party valuation.

- *Residual Values* — The Company's finance leases for revenue equipment are typically structured with balloon payments at the end of the lease term equal to the residual value the Company is contracted to receive from certain equipment manufacturers upon sale or trade back to the manufacturers. If the Company does not receive proceeds of the contracted residual value from the manufacturer, the Company is still obligated to make the balloon payment at the end of the lease term.

  In connection with certain revenue equipment operating leases, the Company issues residual value guarantees, which provide that if the Company does not purchase the leased equipment from the lessor at the end of the lease term, then the Company is liable to the lessor for an amount equal to the shortage (if any) between the proceeds from the sale of the equipment and an agreed value. To the extent management believes any manufacturer will refuse or be unable to meet its obligation, the Company recognizes additional rental expense to the extent the fair market value at the lease termination is expected to be less than the obligation to the lessor. Proceeds from the sale of equipment under the Company's operating leases generally exceed the payment obligation on substantially all operating leases. Although the Company typically owes certain amounts to its lessors at the end of its revenue equipment leases, the Company's equipment manufacturers have corresponding guarantees back to the Company as to the buyback value of the units.

See Note 16 for additional disclosures regarding the Company's leases.

Fair Value Measurements — See Note 23 for accounting policies and financial information relating to fair value measurements.

Contingencies — See Note 19 for accounting policies and financial information related to contingencies.

Revenue Recognition — Management applies the five-step analysis to the Company's four reportable segments (Truckload, LTL, Logistics, and Intermodal).

- *Step 1: Contract Identification* — Management has identified that a legally enforceable contract with its customers is executed by both parties at the point of pickup at the shipper's location, as evidenced by the bill of lading. Although the Company may have master agreements with its customers, these master agreements only establish general terms. There is no financial obligation to the shipper until the load is tendered/accepted and the Company takes possession of the load.

- *Step 2: Performance Obligations* — The Company's only performance obligation is transportation services. The Company's delivery, accessorial, and dedicated operations truck capacity in its dedicated operations represent a bundle of services that are highly interdependent and have the same pattern of transfer to the customer. These services are not capable of being distinct from one another. For example, the Company generally would not provide accessorial services or truck capacity without providing delivery services.

- *Step 3: Transaction Price* — Depending on the contract, the total transaction price may consist of mileage revenue, fuel surcharge revenue, accessorial fees, truck capacity, and/or non-cash consideration. Non-cash consideration is measured by the estimated fair value of the non-cash consideration at contract inception. There is no significant financing component in the transaction price, as the Company's customers generally pay within the contractual payment terms of 30 to 60 days.

- *Step 4: Allocating Transaction Price to Performance Obligations* — The transaction price is entirely allocated to the only performance obligation: transportation services.

- *Step 5: Revenue Recognition* — The performance obligation of providing transportation services is satisfied over time. Accordingly, revenue is recognized over time. Management estimates the amount of revenue in transit at period end based on the number of days completed of the dispatch (which is generally one to three days for the Truckload, LTL, and Logistics segments, but can be longer for intermodal operations). Management believes this to be a faithful depiction of the transfer of services because if a load is dispatched, but terminates mid-route and the load is picked up by another carrier, then that carrier would not need to re-perform the services for the days already traveled.

  The Company outsources the transportation of loads to third-party carriers through its logistics operations. Management has determined that the Company is a principal in these arrangements, and therefore records revenue associated with these contracts on a gross basis. The Company has the primary responsibility to meet the customers' requirements. The Company invoices and collects from its customers and maintains discretion over pricing. Additionally, the Company is responsible for the selection of third-party transportation providers to the extent used to satisfy customer freight requirements.

  Significant judgments involved in the Company's revenue recognition and corresponding accounts receivable balances include:

  - Measuring in-transit revenue at period end (discussed above).

  - Estimating the allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts based on historical experience and any known trends or uncertainties related to customer billing and account collectability. Management reviews the adequacy of its allowance for doubtful accounts on a quarterly basis. Uncollectible accounts are written off when deemed uncollectible, and accounts receivable are presented net of an allowance for doubtful accounts.

- *Contract Balances* **—** In-transit revenue balances are included in "Contract balance – revenue in transit" in the consolidated balance sheets. The Company's contract liability balances are typically immaterial.

- *Revenue Disaggregation* — In considering the level at which the Company should disaggregate revenues pertaining to contracts with customers, management determined that there are no significant differences between segments in how the nature, amount, timing, and uncertainty of revenue or cash flows are affected by economic factors. Additionally, management considered how and where the Company has communicated information about revenue for various purposes, including disclosures outside of the financial statements and how information is regularly reviewed by the Company's chief operating decision makers for evaluating financial performance of the Company's segments, among others. Based on these considerations, management determined that revenues should be disaggregated by reportable segment.

The Company recognizes operating lease revenue from leasing tractors and related equipment to third parties, including independent contractors. Operating lease revenue from rental operations is recognized as earned, which is straight-lined per the rent schedules in the lease agreements. Losses from lease defaults are recognized as offsets to revenue.

Stock-based Compensation — The Company accounts for stock-based compensation expense in accordance with ASC 718, *Compensation – Stock Compensation.* ASC 718 requires that all share-based payments to employees and non-employee directors, including grants of employee stock options, be recognized in the financial statements based upon a grant-date fair value of an award. Equity awards settled in cash are remeasured at each reporting period and are recognized as a liability in the consolidated balance sheets during the vesting period until settlement.

- *Fair Value* — The fair value of performance units is estimated using the Monte Carlo Simulation valuation model. The fair value of stock options is estimated using the Black-Scholes option-valuation model. The fair value of restricted stock units is the closing stock price on the grant date.

- *Vesting* — The requisite service period is the specified vesting date in the grant agreement or the date that the employee becomes retirement-eligible, based on the terms of the grant agreement. The Company calculates the number of awards expected to vest as awards granted, less expected forfeitures over the life of the award (estimated at grant date). All awards require future service and thus forfeitures are estimated based on historical forfeitures and the remaining term until the related award vests. Performance-based awards vest contingent upon meeting certain performance criteria established by the Company's compensation committee.

- *Expense* — Awards that are only subject to time-vesting provisions are amortized using the straight-line method, by amortizing the grant-date fair value over the requisite service period of the entire award. Awards subject to time-based vesting and performance conditions are amortized using the individual vesting tranches. Unless a material deviation from the assumed forfeiture rate is observed during the term in which the awards are expensed, any adjustment necessary to reflect differences in actual experience is recognized in the period the award becomes payable or exercisable.

  Determining the appropriate amount to expense in each period is based on the likelihood and timing of achievement of the stated targets for performance-based awards, and requires judgment, including forecasting future financial results and market performance. The estimates are revised periodically, based on the probability and timing of achieving the required performance targets, and adjustments are made as appropriate.

See Note 21 for additional information relating to the Company's stock-based compensation plan.

Income Taxes — Management accounts for income taxes under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences of events that have been included in the consolidated financial statements. Additionally, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and respective tax bases of assets and liabilities (using enacted tax rates in effect for the year in which the differences are expected to reverse). The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date. Net deferred incomes taxes are classified as noncurrent in the consolidated balance sheets.

A valuation allowance is provided against deferred tax assets if the Company determines it is more likely than not that such assets will not ultimately be realized. In making such determinations, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial operations. To the extent management believes the likelihood of recovery is not sufficient, a valuation allowance is established for the amount determined not to be realizable. Management judgment is necessary in determining the frequency at which the need for a valuation allowance is assessed, the accounting period in which to establish the valuation allowance, as well as the amount of the valuation allowance.

Unrecognized tax benefits are defined as the difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to ASC 740, *Income Taxes*. The Company does not recognize a tax benefit for uncertain tax positions unless it concludes that it is more likely than not that the benefit will be sustained on audit (including resolutions of any related appeals or litigation processes) by the taxing authority, based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that, in management's judgment, is greater than 50% likely to be realized. The Company records expected incurred interest and penalties related to unrecognized tax positions in "Income tax expense" in the consolidated statements of comprehensive income. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision.

Significant management judgment is required in determining the provision for income taxes and in determining whether deferred tax assets will be realized in full or in part. Management periodically assesses the likelihood that all or some portion of deferred tax assets will be recovered from future taxable income. Management judgment is also required regarding a variety of other factors including the appropriateness of tax strategies. The Company utilizes certain income tax planning strategies to reduce its overall income taxes. It is possible that certain strategies might be disallowed, resulting in an increased liability for income taxes. Significant management judgments are involved in assessing the likelihood of sustaining the strategies and determining the likely range of defense and settlement costs, in the event that tax strategies are challenged by taxing authorities. An ultimate result worse than the Company's expectations could adversely affect its results of operations.

See Note 13 for additional disclosures regarding the Company's income taxes.

Note 3 — Recently Issued Accounting Pronouncements

Date Issued	Reference	Description	Expected Adoption Date and Method	Financial Statement Impact
December 2023	ASU No. 2023-09: Income Taxes (ASC 740) — *Improvements to Income Tax Disclosure*	The amendments in the ASU update disclosure requirements related to income taxes including disclosures related to the rate reconciliation, income taxes paid, and other items.	January 2025, Prospective adoption	Currently under evaluation, but not expected to be material
November 2023	ASU 2023-07: Segment Reporting (ASC 280) — *Improvements to Reportable Segment Disclosures*	The amendments in this ASU update reportable segment disclosure requirements by requiring that an entity disclose significant segment expenses, disclose other segment items by reportable segments, provide annual disclosures about a reportable segment's profit and loss, the title of the chief operating decision maker, and other items.	January 2024	Currently under evaluation, but not expected to be material
October 2023	ASU No. 2023-06: Disclosure Improvements [1]	The amendments in this ASU updated several topics of the ASC to incorporate changes required by guidance made effective by SEC Final Rule No. 33-10532. The SEC Final Rule incorporates existing or incremental requirements of Regulation S-X into the accounting standards codification.	October 2023, Prospective adoption	Presentation and disclosure impact only
August 2023	ASU No. 2023-05: Business Combinations — Joint Venture Formations (ASC 805-60), Recognition and Initial Measurement	Requires a joint venture to initially measure all contributions received upon its formation at fair value.	January 2025, Prospective adoption	Currently under evaluation, but not expected to be material
July 2023	ASU No. 2023-03: Presentation of Financial Statements (ASC 205), Income Statement—Reporting Comprehensive Income (ASC 220), Distinguishing Liabilities from Equity (ASC 480), Equity (ASC 505), and Compensation—Stock Compensation (ASC 718) [1]	The amendments in this ASU reflect alignment to Staff Accounting Bulletin No. 120 ("SAB 120") that was issued by the SEC in November 2021. SAB 120 provides guidance to entities issuing share-based awards shortly before announcing material, nonpublic information. The guidance indicates that entities should consider such material nonpublic information to adjust the observable market if the effect of the release of the material nonpublic information is expected to affect the share price and the share-based awards are non-routine in nature.	July 2023, Prospective adoption	No material impact
March 2023	ASU No. 2023-01: Leases (ASC 842), *Common Control Arrangements* [2]	The amendments in this ASU require that leasehold improvements associated with common control leases be amortized by the lessee over the useful life of the leasehold improvements and that leasehold improvements associated with common control leases be accounted for as a transfer between entities under common control through an adjustment to equity if the lessee no longer controls the use of the asset.	January 2024, Prospective or retrospective	Currently under evaluation, but not expected to be material

Date Issued	Reference	Description	Expected Adoption Date and Method	Financial Statement Impact
June 2022	ASU No. 2022-03: Fair Value Measurements (ASC 820), *Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions* [2]	The amendments in this ASU clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security, and not considered in measuring fair value.	January 2024, Prospective	No material impact
March 2022	ASU No. 2022-02: Financial Instruments – Credit Losses (ASC 326), *Troubled Debt Restructurings and Vintage Disclosures* [3]	The amendments in this ASU require that a creditor incorporates troubled debt restructurings into the allowance for credit losses and disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases.	January 2023, Prospective	No material impact
October 2021	ASU No. 2021-08: Business Combinations (ASC 805), *Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*	The amendments in this ASU require that the acquirer recognize and measure contract assets and contract liabilities in a business combination in accordance with ASC 606 as if the acquirer had originated the contracts. The amendments in this ASU are applied prospectively to business combinations occurring on or after the effective date of the amendments.	January 2023, Prospective	No material impact

1   Adopted during the third quarter of 2023.

2   Adopted during the first quarter of 2024.

3   Adopted during the first quarter of 2023.

Since management is continuing to evaluate the impacts of several of the above standards, disclosures around these preliminary assessments are subject to change.

Note 4 — Acquisitions

On July 1, 2023, the Company acquired Chattanooga, Tennessee-based U.S. Xpress Enterprises, Inc. ("U.S. Xpress"), one of the largest asset-based truckload carriers in the United States. The acquisition was completed through a Knight-Swift subsidiary formed to hold the U.S. Xpress business post-closing ("HoldCo") with Max Fuller, former Executive Chairman of U.S. Xpress, Eric Fuller, former CEO of U.S. Xpress, and their related entities and trusts (collectively, the "Rollover Holders"), rolling over a portion of their shares of U.S. Xpress into HoldCo for approximately 10% interest in HoldCo.

The total purchase price consideration of $630.0 million consisted of $454.4 million in cash, including approximately $139.8 million in debt payoffs, and $1.5 million in assumed equity related to the revaluation of equity awards. The purchase price also included contingent consideration valued at $174.1 million, consisting of two classes of membership interests in HoldCo. The Class A membership interests will be subject to put and call rights at a defined fair market value measure in favor of the Rollover Holders and the Company, respectively, and will be purchased by the Company at that defined fair market value measure if outstanding at the fifth anniversary of the acquisition date. In order for the put right to become exercisable, it is subject to a $175 million minimum adjusted operating income threshold for U.S. Xpress. In addition, the Company will have a call right, exercisable only within the first 15 months after closing, at an exercise price of approximately $140 million. The Class B membership interests will be repurchased by the Company for $40 million if U.S. Xpress achieves $250 million in adjusted operating income for a trailing annual period at or prior to the fifth anniversary of closing. If such threshold is not met, the Class B interests will be forfeited for no value.

As of December 31, 2023, the $134.1 million in mandatorily redeemable Class A membership interests is included in "Accrued liabilities" in the Company's condensed consolidated balance sheets and the $40.0 million in mandatory purchase of Class B membership interest is included in "Other long-term liabilities" in the Company's condensed consolidated balance sheets, depending on the terms.

Cash was funded from the 2023 Term Loan, as well as existing Knight-Swift liquidity. The purchase of the equity interests of U.S. Xpress results in the historical tax basis of U.S. Xpress' assets continuing to be recovered and any intangible assets arising through purchase accounting will result in additional stock basis for tax purposes. Deferred taxes were established as of the opening balance sheet for purchase accounting fair value adjustments (other than for goodwill). The merger agreement contained customary representations, warranties, and covenants for a transaction of this nature.

During 2023, the Company's consolidated operating results included U.S. Xpress' total revenue of $916.2 million and a net loss of $11.7 million. U.S. Xpress' net loss during 2023 included $4.6 million related to the amortization of intangible assets acquired in the U.S. Xpress Acquisition.

The goodwill recognized represents expected synergies from combining the operations of U.S. Xpress with the Company, including enhanced service offerings, as well as other intangible assets that did not meet the criteria for separate recognition. The goodwill is not expected to be deductible for tax purposes.

See Note 15 for more information about the Company's credit facilities and the 2023 Term Loan.

Purchase Price Allocation

The purchase price allocation for U.S. Xpress is preliminary and has been allocated based on estimated fair values of the assets acquired and liabilities assumed at the acquisition date. As the Company obtains more information, the preliminary purchase price allocation disclosed below is subject to change. Any future adjustments to the preliminary purchase price allocation, including changes within identifiable intangible assets or estimation uncertainty impacted by market conditions, may impact future net earnings. The purchase price allocation adjustments can be made through the end of the measurement period, which is not to exceed one year from the acquisition date.

	July 1, 2023 Opening Balance Sheet as Reported at December 31, 2023
Fair value of the consideration transferred	
	$ 632,109
Cash and cash equivalents	3,321
Receivables	216,659
Prepaid expenses	21,347
Other current assets	47,317
Property and equipment	433,210
Operating lease right-of-use assets	337,055
Identifiable intangible assets [1]	348,000
Other noncurrent assets	28,457
Total assets	1,435,366
Accounts payable [2]	(115,494)
Accrued payroll and payroll-related expenses	(27,485)
Accrued liabilities	(19,966)
Claims accruals – current and noncurrent portions	(180,251)
Operating lease liabilities – current and noncurrent portions	(376,763)
Long-term debt and finance leases – current and noncurrent portions	(337,949)
Deferred tax liabilities [2]	(33,072)
Other long-term liabilities	(34,230)
Total liabilities	(1,125,210)
Noncontrolling interest	(391)
Total stockholders' equity	(391)
Goodwill [2]	$ 322,344

1   Includes $184.5 million in customer relationships and $163.5 million in trade names.
2   The Company adjusted accounts payable by $13.3 million due to the identification of liabilities which existed prior to the acquisition. This adjustment resulted in a $8.8 million change in deferred tax liabilities and a $4.5 million change in goodwill. No material effects on the statement of comprehensive income were identified with these adjustments.

Pro Forma Information — The following unaudited pro forma information combines the historical operations of the Company and U.S. Xpress giving effect to the U.S. Xpress Acquisition, and related transactions as if consummated on January 1, 2022, the beginning of the comparative period presented.

	December 31,	
	2023	2022
Total revenue	$ 8,097,050	$ 9,589,752
Net income attributable to Knight-Swift	144,340	728,827
Earnings per share – diluted	0.89	4.47

The unaudited pro forma condensed combined financial information has been presented for comparative purposes only and includes certain adjustments such as recognition of assets acquired at estimated fair values and related depreciation and amortization, elimination of transaction costs incurred by Knight-Swift and U.S. Xpress during the periods presented that were directly related to the U.S. Xpress Acquisition, and related income tax effects of these items. As a result of the U.S. Xpress Acquisition, both Knight-Swift and U.S. Xpress incurred certain acquisition-related expenses, including professional legal and advisory fees, acceleration of share-based compensation, bonus incentives, severance payments, filing fees and other miscellaneous expenses. These acquisition-related expenses totaled $33.0 million during 2023. These expenses were eliminated in the presentation of the unaudited pro forma "Net income attributable to Knight-Swift" presented above.

The unaudited pro forma condensed combined financial information does not purport to represent the actual results of operations that Knight-Swift and U.S. Xpress would have achieved had the companies been combined during the periods presented in the unaudited pro forma condensed combined financial statements and is not intended to project the future results of operations that the combined company may achieve after the identified transactions. The unaudited pro forma condensed combined financial information does not reflect any cost savings that may be realized as a result of the U.S. Xpress Acquisition and also does not reflect any restructuring or integration-related costs to achieve those potential cost savings.

The Company did not complete any other material acquisitions during 2023 and 2022.

Note 5 — Investments

The following table presents the cost or amortized cost, gross unrealized gains and temporary losses, and estimated fair value of the Company's restricted investments:

	December 31, 2023			
		Gross Unrealized		
	Cost or Amortized Cost	Gains	Temporary Losses	Estimated Fair Value
		(In thousands)		
US corporate securities	$ 530	$ —	$ (1)	$ 529
Restricted investments, held-to-maturity	$ 530	$ —	$ (1)	$ 529

	December 31, 2022			
		Gross Unrealized		
	Cost or Amortized Cost	Gains	Temporary Losses	Estimated Fair Value
		(In thousands)		
US corporate securities	$ 5,978	$ —	$ (44)	$ 5,934
Government bonds	1,197	—	(1)	1,196
Restricted investments, held-to-maturity	$ 7,175	$ —	$ (45)	$ 7,130

As of December 31, 2023, the contractual maturities of the restricted investments were one year or less. There were one and fourteen securities that were in an unrealized loss position, all for less than twelve months as of December 31, 2023 and 2022, respectively. The Company did not recognize any impairment losses related to restricted investments during 2023, 2022, or 2021.

Refer to Note 2 for the related accounting policy and Note 23 for additional information regarding fair value measurements of restricted investments.

Note 6 — Equity Investments

Transportation Resource Partners

Since 2003, the Company has entered into partnership agreements with entities that make privately-negotiated equity investments, including TRP Capital Partners, LP ("TRP IV"), TRP Capital Partners V, LP ("TRP V"), TRP CoInvest Partners, (QLS) I, LP ("TRP IV Coinvestment QLS"), TRP Coinvest Partners, FFR I, LP ("TRP IV Coinvestment FFR"), and TRP Coinvest Partners V (PW) I, LP ("TRP V Coinvest"), and TRP Capital Partners VI, LP ("TRP VI"). In these agreements, the Company committed to invest in return for an ownership percentage.

The following table presents ownership and commitment information for the Company's investments in TRP partnerships:

	December 31, 2023			
	Knight-Swift's Ownership Interest [1]	Total Commitment (All Partners)	Knight-Swift's Contracted Commitment	Knight-Swift's Remaining Commitment
		(Dollars in thousands)		
TRP IV – equity investment [3][4]	4.2 %	$ 116,065	$ 4,900	$ 609
TRP IV Coinvestment QLS – equity method investment [2][5]	— %	$ 39,000	$ 9,735	$ —
TRP IV Coinvestment FFR – equity method investment [2][5]	— %	$ 66,555	$ 4,950	$ —
TRP V - equity method investment [2][6]	16.6 %	$ 180,700	$ 30,000	$ 8,275
TRP V Coinvest - equity method investment [2]	13.3 %	$ 30,000	$ 4,000	$ —
TRP VI - equity method investment [2][7][8]	24.5 %	$ 163,110	$ 40,000	$ 40,000

1   The Company's share of the results is included within "Other (expenses) income, net" in the consolidated statements of comprehensive income.

2   The TRP IV Coinvestments, TRP V, TRP V Coinvest, and TRP VI are unconsolidated majority interests. Management considered the criteria set forth in ASC 323, *Investments – Equity Method and Joint Ventures*, to establish the appropriate accounting treatment for these investments. This guidance requires the use of the equity method for recording investments in limited partnerships where the "so minor" interest is not met. As such, the investments are being accounted for under the equity method. Knight's ownership interest reflects its ultimate ownership of the portfolio companies underlying the TRP IV Coninvestment QLS, TRP IV Coinvestment FFR, TRP V, TRP V Coninvest, and TRP VI legal entities.

3   In accordance with ASC 321, *Investments – Equity Securities*, these investments are recorded at cost minus impairment.

4   Management anticipates that the following amounts will be due: $0.6 million in 2024 and none thereafter.

5   TRP IV Coinvestment QLS and TRP IV Coinvestment FFR were liquidated during 2023.

6   Management anticipates that the following amounts will be due: $4.0 million in 2024, $2.0 million from 2025 through 2026, $1.0 million from 2027 through 2028, and $1.3 million thereafter.

7   The Company entered into the agreement in 2023.

8   Management anticipates that the following amounts will be due: $8.3 million in 2024, $15.1 million from 2025 through 2026, $10.6 million from 2027 through 2028, and $6.0 million thereafter.

Embark

During the second quarter of 2021, the Company invested $25.0 million in Embark in exchange for a convertible note. The terms of the agreement provided that the amount outstanding on the convertible note would be automatically converted into a number of shares of Embark's common stock upon either the closing of a qualified financing or upon a public event, subject to discounted conversion pricing per share based on a valuation of Embark.

In November 2021, Embark and Northern Genesis Acquisition Corp II, a publicly-traded special purpose acquisition company, completed a business combination agreement entered into on June 22, 2021, resulting in Embark becoming a publicly-traded company. In association with this transaction, the Company's convertible note automatically converted into a number of shares of Embark's common stock as outlined above. Further, the Company acquired an additional $25.0 million in Embark's common stock pursuant to a common stock subscription agreement between the Company and Embark. As of December 31, 2022, the fair value of the combined investment in Embark was $1.0 million. This resulted in a net unrealized loss of $53.4 million recognized during 2022, within "Operating income, net" in the consolidated statements of comprehensive income. During 2023, Embark was acquired in an all-cash transaction with former shareholders receiving the proceeds. This resulted in a net realized loss of $0.1 million for 2023 and a full liquidation of the Embark investment.

Other Equity Method Investments

On October 1, 2020, the Company used approximately $39.6 million in cash to purchase 21.0% of the equity interests of a transportation-related company ("Holdings Co."), complementary to its suite of services. Based on Holdings Co.'s board of directors and the Company's minority rights, the Company has concluded that its investment allows it to exercise significant influence over the operational and financial decisions of Holdings Co. and therefore has recorded the transaction as an equity method investment.

The carrying amount of the Company's initial investment in Holdings Co. was approximately $36.6 million in excess of the Company's initial underlying equity interest in the net assets in Holdings Co. This basis difference represents the Company's proportionate share of the fair value of Holdings Co.'s net tangible assets and its identified intangible assets, with the remaining excess recognized as equity method goodwill. The Company's proportionate share of certain identified definite-lived intangibles are amortized over their estimated useful lives and accreted against the earnings recognized from the Company's interest in Holdings Co.

During the fourth quarter of 2021, the Company invested $10.0 million in a third-party company in exchange for a convertible note. The convertible note accrued simple interest on the unpaid principal balance at a rate of 12.0% until converted into shares of the third-party company's common stock. On August 22, 2023, the amount outstanding on the convertible note converted into shares of the third-party company's common stock.

Net Investment Balances

Net investment balances included in "Other long-term assets" in the consolidated balance sheets were as follows:

	December 31,	
	2023	2022
	(in thousands)	
TRP IV Coinvestment QLS – equity method investment	321	12,881
TRP IV Coinvestment FFR – equity method investment	232	8,334
TRP V – equity method investment	25,776	20,699
TRP V Coinvest – equity method investment	6,922	5,228
Embark – equity investment	—	1,032
Other equity method investments – equity method investment [1]	69,001	56,375
Total carrying value	$ 102,252	$ 104,549

1   In accordance with ASC 323, *Investments – Equity Method and Joint Ventures,* the net investment balance includes accretion of amortization of certain definite-lived intangibles.

Note 7 — Trade Receivables, net

Trade receivables, net balances were comprised of the following:

	December 31,		
	2023		**2022**
	(In thousands)		
Trade customers	$ 807,458	$	731,546
Equipment manufacturers	24,903		15,783
Insurance premiums	33,000		61,696
Other	62,700		56,249
Trade receivables	928,061		865,274
Less: Allowance for doubtful accounts	(39,458)		(22,980)
Trade receivables, net	$ 888,603	$	842,294

The following is a rollforward of the allowance for doubtful accounts for trade receivables:

	2023		**2022**		**2021**
	(In thousands)				
Beginning balance	$ 22,980	$	21,663	$	22,093
Provision	19,116		13,078		10,900
Write-offs directly against the reserve	(2,431)		(994)		(776)
Write-offs for revenue adjustments	(1,520)		(11,517)		(11,504)
Other [1]	1,313		750		950
Ending balance	$ 39,458	$	22,980	$	21,663

[1] Represents allowance for doubtful trade accounts receivable assumed in 2023 from the Company's acquisitions. Represents measurement period adjustment during 2022 related to the MME acquisition and allowance for doubtful trade accounts receivables assumed in 2021 from the Company's acquisitions. See Note 4 for further details regarding these acquisitions.

See Note 14 for a discussion of the Company's accounts receivable securitization program and the related accounting treatment.

Note 8 — Notes Receivable, net

The Company provides financing to independent contractors and other third parties on equipment sold or leased. Most of the notes are collateralized and are due in weekly installments, including principal and interest payments, ranging from 5.0% to 21.2%. Notes receivable are included in "Other current assets" and "Other long-term assets" in the consolidated balance sheets and were comprised of:

	December 31,		
	2023		**2022**
	(In thousands)		
Notes receivable from independent contractors	$ 5,681	$	5,050
Convertible note receivable from third party	—		11,341
Notes receivable from other third parties	7,309		275
Gross notes receivable	12,990		16,666
Allowance for doubtful notes receivable	(4,276)		(5,015)
Total notes receivable, net of allowance	$ 8,714	$	11,651
Current portion, net of allowance	—		8,122
Long-term portion	$ 8,714	$	3,529

Note 9 — Assets Held for Sale

The Company expects to sell its assets held for sale within the next twelve months. Revenue equipment held for sale totaled $83.4 million and $40.6 million as of December 31, 2023 and 2022, respectively. Net gains on disposals, including disposals of property and equipment classified as assets held for sale, reported in "Miscellaneous operating expenses" in the consolidated statements of comprehensive income were $64.7 million during 2023, $92.9 million during 2022, and $74.8 million during 2021.

During 2023, the Company incurred impairment losses of $0.5 million primarily related to certain tractors and trailers as a result of a softer used equipment market. During 2022, the Company did not recognize impairment losses related to assets held for sale. During 2021, the Company incurred impairment losses of $0.3 million primarily related to certain tractors and trailers as a result of a softer used equipment market.

Note 10 — Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amounts of goodwill were as follows:

	2023	2022	2021
	(In thousands)		
Goodwill balance at beginning of period	$ 3,519,339	$ 3,515,135	$ 2,922,964
Adjustments relating to deferred tax assets	—	—	(9)
Acquisition and measurement period adjustments [1]	329,459	4,204	592,180
Goodwill balance at end of period	$ 3,848,798	$ 3,519,339	$ 3,515,135

1   The goodwill associated with the U.S. Xpress Acquisition was allocated to the Truckload and Logistics segments. The goodwill associated with the ACT and MME acquisitions was allocated to the LTL segment. The goodwill associated with the UTXL acquisition was allocated to the Logistics segment. The goodwill associated with the Eleos and other acquisitions were allocated to the All Other Segments. See Note 4 regarding the amount attributed to adjustments to the opening balance sheets.

The following presents the components of goodwill by reportable segment as of December 31, 2023 and 2022:

	December 31,	
	2023	2022
	Net Carrying Amount [1]	Net Carrying Amount [1]
	(In thousands)	
Truckload	$ 2,929,116	$ 2,658,086
LTL	548,322	548,322
Logistics	106,140	54,827
Intermodal	175,594	175,594
All Other	89,626	82,510
Goodwill	$ 3,848,798	$ 3,519,339

1   Except for the net accumulated amortization related to deferred tax assets in the Truckload segment, the net carrying amount and gross carrying amount are equal since there are no accumulated impairment losses.

There were no impairments identified during annual goodwill impairment testing in 2023, 2022, or 2021.

Other Intangible Assets

Other intangible asset balances were as follows:

		December 31,		
		2023		**2022**
		(In thousands)		
Definite-lived intangible assets: [1]				
Gross carrying amount	$	1,426,592	$	1,237,993
Accumulated amortization		(336,120)		(265,982)
Definite-lived intangible assets, net		1,090,472		972,011
Indefinite-lived trade names:				
Gross carrying amount		968,410		804,558
Intangible assets, net	$	2,058,882	$	1,776,569

1   The Company's definite-lived intangible assets include customer relationships which have a gross carrying amount of $1.4 billion and $1.2 billion as of December 31, 2023 and 2022, respectively. Other categories of the Company's definite-lived intangible assets include non-compete agreements, internally-developed software, trade names, and others. Identifiable intangible assets subject to amortization have been recorded at fair value. Intangible assets related to acquisitions other than the 2017 Merger are amortized over a weighted-average amortization period of 19.3 years. The Company's customer relationship intangible assets related to the 2017 Merger are being amortized over a weighted average amortization period of 19.9 years.

The following table presents amortization of intangible assets related to the 2017 Merger and various acquisitions:

		2023		**2022**		**2021**
		(In thousands)				
Amortization of intangible assets related to the 2017 Merger	$	41,375	$	41,375	$	41,375
Amortization related to other intangible assets		28,763		23,468		13,924
Amortization of intangibles	$	70,138	$	64,843	$	55,299

As of December 31, 2023, management anticipates that the composition and amount of amortization associated with intangible assets will be $74.2 million for 2024, $74.1 million for 2025, $72.7 million for 2026, $71.5 million for 2027, and $70.3 million for 2028. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, impairment of intangible assets, accelerated amortization of intangible assets, and other events.

See Note 2 for accounting policies regarding goodwill and other intangible assets.

Note 11 — Accrued Payroll and Purchased Transportation and Accrued Liabilities
The following table presents the composition of accrued payroll and purchased transportation:

		December 31,		
		2023		**2022**
		(In thousands)		
Accrued payroll [1]	$	157,310	$	123,719
Accrued purchased transportation		7,574		47,662
Accrued payroll and purchased transportation	$	164,884	$	171,381

1   Accrued payroll includes accruals related to the various 401(k) plans the Company offers to its employees. Depending on the plan, employees must meet the minimum age requirement (18 – 21 years) and have completed ninety days or one year of service with the Company in order to qualify. Employees' rights to employer contributions are fully vested after three or five years from their date of employment. The plans offer discretionary matching contributions of the greater of 100% up to 3.0% of an employee's eligible compensation or $2,000.

The Company's employee benefits expense for matching contributions related to the 401(k) plans was approximately $31.3 million, $29.6 million, and $16.2 million in 2023, 2022, and 2021, respectively. This expense was included in "Salaries, wages, and benefits" in the consolidated statements of comprehensive income. As of December 31, 2023 and 2022, the balance above in accrued payroll included $36.2 million and $21.3 million, respectively, in matching contributions for the 401(k) plans.

The following table presents the composition of accrued liabilities:

	December 31,		
	2023		2022
	(In thousands)		
Mandatorily redeemable contingent consideration	$	134,107	$	—
Other		86,243		81,528
Accrued liabilities	$	220,350	$	81,528

Note 12 — Claims Accruals

Claims accruals represent the uninsured portion of outstanding claims at year-end. The current portion reflects the amount of claims expected to be paid in the following year. The Company's insurance programs for workers' compensation, auto and collision liability, physical damage, third-party carrier and independent contractor claims, cargo damage, and medical involves self-insurance with varying risk retention levels.

Claims accruals were comprised of the following:

	December 31,		
	2023		2022
	(In thousands)		
Auto reserves	$	413,662	$	266,734
Workers' compensation reserves		95,164		76,154
Third-party carrier claims reserves		244,613		134,116
Independent contractor claims reserves		6,783		6,137
Cargo damage reserves		7,238		7,231
Employee medical and other reserves		28,216		23,288
Claims accruals		795,676		513,660
Less: current portion of claims accruals		(480,200)		(311,822)
Claims accruals, less current portion	$	315,476	$	201,838

Self Insurance

Automobile Liability, General Liability, and Excess Liability — Effective November 1, 2023 the Company has $75.0 million in excess auto liability ("AL") coverage subject to aggregate limits as well as AL claims subject to a $15.0 million self-insured retention ("SIR") per occurrence in addition to certain specific deductibles within the excess coverage above the $15.0 million SIR. For 2019 through 2023 the Company maintained varying excess AL coverage ranging from $100.0 million to $130.0 million with AL claims subject to SIR per occurrence ranging from $2.0 million to $10.0 million, including aggregate deductibles, depending upon the respective subsidiary.

Workers' Compensation and Employers' Liability — The Company is self-insured for workers' compensation coverage. The Company, and its various subsidiaries maintain statutory coverage limits, subject to SIR for each accident and disease ranging from $2.0 million to $5.0 million depending upon the respective subsidiary.

Cargo Damage and Loss — The Company is insured against cargo damage and loss with liability limits of $2.0 million per truck or trailer with a $15.0 million limit per occurrence.

Medical — The Company and its various subsidiaries maintain primary and excess coverage for employee medical expenses, with SIR per claimant ranging from $0.4 million to $1.0 million depending upon the respective subsidiary.

Third-party Carrier Insurance

In 2020, the Company assumed premiums under a reinsurance agreement covering auto liability, including non-trucking auto liability, cargo and general liability coverages for individual members of an independent carrier safety association. The per occurrence limits assumed were $1.0 million per occurrence for auto liability claims, $1.0 million per occurrence for general liability claims, and $0.3 million per occurrence for cargo liability claims.

Starting August 2022, the Company began assuming premiums under a reinsurance agreement covering automotive and physical damage with limits of $1.0 million per occurrence.

Based on recent results, including the continued unfavorable development of insurance reserves, the Company decided to initiate exiting this business during the fourth quarter of 2023 and expects to cease all third-party insurance operations and cancel any remaining policies by the end of the first quarter of 2024. We do not expect this business to have a material impact to our results in 2024.

Commutation Agreement

On February 14, 2024, the Company entered into a commutation agreement with the insurer under third-party reinsurance agreement covering auto liability which effectively transfers the auto liability losses to the insurer for policy periods from October 1, 2020 through March 31, 2023.

See Note 2 for accounting policy regarding the Company's claims accruals.

Note 13 — Income Taxes

The following table presents the Company's income tax expense:

	2023	2022	2021
		(In thousands)	
Current expense:			
Federal	$ 15,726	$ 174,277	$ 140,258
State	16,423	39,687	42,319
Foreign	12,135	4,277	8,382
	44,284	218,241	190,959
Deferred expense (benefit):			
Federal	17,353	25,850	48,874
State	(2,397)	1,432	(10,369)
Foreign	(4,472)	3,865	1,423
	10,484	31,147	39,928
Income tax expense	$ 54,768	$ 249,388	$ 230,887

Rate Reconciliation — Expected tax expense is computed by applying the US federal corporate income tax rate of 21.0% to earnings before income taxes for 2023, 2022, and 2021. Actual tax expense differs from expected tax expense as follows:

	2023	2022	2021
		(In thousands)	
Computed "expected" tax expense	$ 56,761	$ 214,306	$ 204,673
Increase (decrease) in income taxes resulting from:			
State income taxes, net of federal income tax benefit	10,578	32,786	23,063
Release of Valuation Allowance	(14,604)	—	—
Other	2,033	2,296	3,151
Income tax expense	$ 54,768	$ 249,388	$ 230,887

Deferred Income Taxes — The components of the net deferred tax asset (liability) included in "Deferred tax liabilities" in the consolidated balance sheets were:

	December 31,	
	2023	2022
	(In thousands)	
Deferred tax assets:		
Accrued liabilities	$ 12,282	$ 4,112
Allowance for doubtful accounts	$ 16,733	$ 6,911
Claims accrual	127,850	85,573
Capital loss carryforward	6,518	—
Deferred revenue	5,358	6,366
Interest expense limitation carryforwards	18,530	—
Lease reserve	7,900	494
Net operating loss and credit carryforwards	54,173	2,357
Stock amortization	8,947	8,840
Operating Lease liabilities	120,782	45,089
Research and development	7,717	5,421
Vacation accrual	6,430	4,410
Unrealized gain/loss on investment	—	11,815
Other	6,310	4,361
Total deferred tax assets	399,530	185,749
Valuation allowance	(10,435)	—
Total deferred tax assets, net	389,095	185,749
Deferred tax liabilities:		
Intangible assets	(430,948)	(342,559)
Property and equipment, principally due to differences in depreciation	(766,053)	(677,010)
Prepaid taxes, licenses, and permits deducted for tax purposes	(19,936)	(17,081)
Operating lease right-of-use assets	(118,152)	(45,083)
Foreign accruals	(3,760)	(8,616)
Other	(1,995)	(3,293)
Total deferred tax liabilities	(1,340,844)	(1,093,642)
Deferred income taxes	$ (951,749)	$ (907,893)

Valuation Allowance — Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. U.S. Xpress Inc. initially had a valuation allowance of $25.0 million not considering Knight-Swift entities. During 2023, $14.6 million of that valuation allowance was released due to the Company's ability to utilize certain tax attributes in future periods. The remaining $10.4 million is maintained to offset the tax benefit of capital loss and certain state operating loss carryforward.

	2023	2022	2021
	(In thousands)		
Valuation allowance at beginning of year	$ —	$ —	$ —
Additions charged to provision for income taxes	35	—	—
Charges to other accounts	25,039	—	—
Reductions, deferred tax assets realized or written-off	(14,639)	—	—
Valuation allowance at end of year	$ 10,435	$ —	$ —

Cumulative Undistributed Foreign Earnings — As of December 31, 2023, foreign withholding taxes have not been provided on approximately $148.8 million of cumulative undistributed earnings of foreign subsidiaries. The earnings are considered to be permanently reinvested outside the US. As such, the Company is not required to provide withholding taxes on these earnings until they are repatriated in the form of dividends or otherwise.

Unrecognized Tax Benefits — The Company's unrecognized tax benefits as of December 31, 2023 would favorably impact the Company's effective tax rate if subsequently recognized.

See Note 2 for accounting policy related to the Company's income taxes.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for 2023, 2022, and 2021 is below:

	2023		2022		2021	
			(In thousands)			
Unrecognized tax benefits at beginning of year	$	1,735	$	1,735	$	2,950
Increases for tax positions taken in the current year		1,677		—		—
Decreases for tax positions taken prior to beginning of year		(1,080)		—		—
Lapse of statute of limitations		(655)				(1,215)
Unrecognized tax benefits at end of year	$	1,677	$	1,735	$	1,735

Due to the acquisition of U.S. Xpress Inc., the Company had an increase in unrecognized tax benefits associated with tax credit carryforwards. Decreases for tax positions are related to the conclusion of the IRS' audit of a subsidiary's previously filed amended returns and the lapse of statute of limitations. Management does not expect a decrease in unrecognized tax benefits during the next twelve months.

Interest and Penalties — As of December 31, 2023, there were no accrued interest and penalties. As of December 31, 2022, accrued interest and penalties were $0.2 million.

Tax Examinations — Certain of the Company's subsidiaries are currently under examination by federal and state jurisdictions for tax years ranging from 2009 to 2021. At the completion of these examinations, management does not expect any adjustments that would have a material impact on the Company's effective tax rate. Years subsequent to 2018 remain subject to examination.

Note 14 — Accounts Receivable Securitization

On October 23, 2023, the Company entered into the 2023 RSA, which further amended the 2022 RSA. The 2023 RSA is a secured borrowing that is collateralized by the Company's eligible receivables, for which the Company is the servicing agent. The Company's receivable originator subsidiaries sell, on a revolving basis, undivided interests in all of their eligible accounts receivable to Swift Receivables Company II, LLC ("SRCII") who in turn sells a variable percentage ownership in those receivables to the various purchasers. The Company's eligible receivables are included in "Trade receivables, net of allowance for doubtful accounts" in the consolidated balance sheets. As of December 31, 2023, the Company's eligible receivables generally have high credit quality, as determined by the obligor's corporate credit rating.

The 2023 RSA is subject to fees, various affirmative and negative covenants, representations and warranties, and default and termination provisions customary for facilities of this type. The Company was in compliance with these covenants as of December 31, 2023. Collections on the underlying receivables by the Company are held for the benefit of SRCII and the various purchasers and are unavailable to satisfy claims of the Company and its subsidiaries.

The following table summarizes the key terms of the 2023 RSA and 2022 RSA (dollars in thousands):

	2023 RSA	2022 RSA
	(Dollars in thousands)	
Effective date	October 23, 2023	October 3, 2022
Final maturity date	October 1, 2025	October 1, 2025
Borrowing capacity	$575,000	$475,000
Accordion option [1]	$100,000	$100,000
Unused commitment fee rate [2]	20 to 40 basis points	20 to 40 basis points
Program fees on outstanding balances [3]	one month SOFR + credit adjustment spread 10 basis points + 82.5 basis points	one month SOFR + credit adjustment spread 10 basis points + 82.5 basis points

1 The accordion option increases the maximum borrowing capacity, subject to participation by the purchasers.

2 The commitment fee rates are based on the percentage of the maximum borrowing capacity utilized.

3 As identified within the 2023 RSA and the 2022 RSA, the lender can trigger an amendment by identifying and deciding upon a replacement index for SOFR.

Availability under the 2023 RSA and the 2022 RSA is calculated as follows:

	December 31,	
	2023	2022
	(In thousands)	
Borrowing base, based on eligible receivables	$ 527,600	$ 456,400
Less: outstanding borrowings [1]	(527,000)	(419,000)
Availability under accounts receivable securitization facilities	$ 600	$ 37,400

1   As of December 31, 2023 and 2022, outstanding borrowings are included in "Accounts receivable securitization – less current portion" in the consolidated balance sheets and are offset by $0.5 million and $0.4 million of deferred loan costs, respectively. Interest accrued on the aggregate principal balance at a rate of 6.3% and 5.1%, as of December 31, 2023 and 2022, respectively.

Program fees and unused commitment fees are recorded in "Interest expense" in the consolidated statements of comprehensive income. The Company's accounts receivable securitization incurred program fees of $24.8 million in 2023, $9.3 million in 2022, and $3.1 million in 2021.

Refer to Note 23 for information regarding the fair value of the 2023 RSA and 2022 RSA.

Note 15 — Debt and Financing

Other than the Company's accounts receivable securitization as discussed in Note 14 and its outstanding finance lease obligations as discussed in Note 16, the Company's long-term debt consisted of the following:

	December 31,	
	2023	2022
	(In thousands)	
2021 Term Loan A-2, due September 3, 2024, net [1][2]	$ 199,902	$ 199,755
2021 Term Loan A-3, due September 3, 2026, net [1][2]	799,058	798,705
2023 Term Loan, due September 3, 2026, net [1][3]	249,135	—
Revenue equipment installment notes [1][4]	279,339	—
Prudential Notes, net [1]	25,078	35,960
Other	8,567	3,042
Total long-term debt, including current portion	1,561,079	1,037,462
Less: current portion of long-term debt	(338,058)	(12,794)
Long-term debt, less current portion	$ 1,223,021	$ 1,024,668

	December 31,	
	2023	2022
	(In thousands)	
Total long-term debt, including current portion	$ 1,561,079	$ 1,037,462
2021 Revolver, due September 3, 2026 [1][5]	67,000	43,000
Long-term debt, including revolving line of credit	$ 1,628,079	$ 1,080,462

1   Refer to Note 23 for information regarding the fair value of debt.

2   The carrying amounts of the 2021 Term Loan A-2 and 2021 Term Loan A-3 are net of $0.1 million and $0.9 million in deferred loan costs as of December 31, 2023, respectively. The carrying amounts of the 2021 Term Loan A-2, and 2021 Term Loan A-3 are net of $0.2 million and $1.3 million in deferred loan costs as of December 31, 2022, respectively.

3   As of December 31, 2023, the carrying amount of the 2023 Term Loan was net of $0.9 million in deferred loan costs.

4   The revenue equipment installment loans were assumed at the close of the U. S. Xpress Acquisition and have a weighted average interest rate of 4.70% as of December 31, 2023.

5   The Company also had outstanding letters of credit of $18.0 million and $15.8 million under the 2021 Revolver, primarily related to workers' compensation and self-insurance liabilities, at December 31, 2023 and December 31, 2022, respectively. The Company also had outstanding letters of credit of $264.3 million and $173.1 million under a separate bilateral agreement which do not impact the availability of the 2021 Revolver as of December 31, 2023 and December 31, 2022, respectively.

Credit Agreements

2021 Debt Agreement — On September 3, 2021, the Company entered into the $2.3 billion 2021 Debt Agreement (an unsecured credit facility) with a group of banks, replacing the Company's prior debt agreements. The 2021 Debt agreement included the 2021 Term Loan A-1 which was paid off on December 3, 2022. The following table presents the key terms of the 2021 Debt Agreement:

	2021 Term Loan A-2	2021 Term Loan A-3	2021 Revolver [2]
2021 Debt Agreement Terms	(Dollars in thousands)		
Maximum borrowing capacity	$200,000	$800,000	$1,100,000
Final maturity date	September 3, 2024	September 3, 2026	September 3, 2026
Interest rate margin reference rate	BSBY	BSBY	BSBY
Interest rate minimum margin [1]	0.75%	0.88%	0.88%
Interest rate maximum margin [1]	1.38%	1.50%	1.50%
Minimum principal payment — amount	$—	$10,000	$—
Minimum principal payment — frequency	Once	Quarterly	Once
Minimum principal payment — commencement date	September 3, 2024	September 30, 2024	September 3, 2026

1   The interest rate margin for the 2021 Term Loan and 2021 Revolver is based on the Company's consolidated leverage ratio. As of December 31, 2023, interest accrued at 6.652% on the 2021 Term Loan A-2, 6.777% on the 2021 Term Loan A-3, and 6.741% on the 2021 Revolver.

2   The commitment fee for the unused portion of the 2021 Revolver is based on the Company's consolidated leverage ratio, and ranges from 0.07% to 0.20%. As of December 31, 2023, commitment fees on the unused portion of the 2021 Revolver accrued at 0.150% and outstanding letter of credit fees accrued at 1.250%.

Pursuant to the 2021 Debt Agreement, the 2021 Revolver and the 2021 Term Loans contain certain financial covenants with respect to a maximum net leverage ratio and a minimum consolidated interest coverage ratio. The 2021 Debt Agreement provides flexibility regarding the use of proceeds from asset sales, payment of dividends, stock repurchases, and equipment financing. In addition to the financial covenants, the 2021 Debt Agreement includes usual and customary events of default for a facility of this nature and provides that, upon the occurrence and continuation of an event of default, payment of all amounts payable under the 2021 Debt Agreement may be accelerated, and the lenders' commitments may be terminated. The 2021 Debt Agreement contains certain usual and customary restrictions and covenants relating to, among other things, dividends (which are restricted only if a default or event of default occurs and is continuing or would result therefrom), liens, affiliate transactions, and other indebtedness. As of December 31, 2023, the Company was in compliance with the covenants under the 2021 Debt Agreement.

Borrowings under the 2021 Debt Agreement, are made by Knight-Swift Transportation Holdings Inc., and are guaranteed by certain of the Company's material domestic subsidiaries (other than its captive insurance subsidiaries, driving academy subsidiary, and bankruptcy-remote special purpose subsidiary).

2023 Term Loan — On June 22, 2023, the Company entered into the $250.0 million 2023 Term Loan (an unsecured credit facility) with a group of banks. The 2023 Term Loan matures on September 3, 2026. There are no scheduled principal payments due until maturity. The 2023 Term Loan contains terms similar to the 2021 Debt Agreement. The proceeds received from the 2023 Term Loan were used to fund a portion of the Company's acquisition of U.S. Xpress. The interest rate applicable to the 2023 Term Loan is subject to a leverage-based grid and as of December 31, 2023 is equal to SOFR plus the 0.1% SOFR adjustment plus 1.500%. As of December 31, 2023, interest accrued at 6.98% on the 2023 Term Loan.

U.S. Xpress's Revenue Equipment Installment Notes — In connection with the U.S. Xpress Acquisition, the Company assumed revenue equipment installment notes with various lenders to finance tractors and trailers. Payments are due in monthly installments with final maturities at various dates through March 15, 2028, and the notes are secured by related revenue equipment with a net book value of $242.0 million as of December 31, 2023. Payment terms generally range from 36 months to 84 months. The interest rates as of December 31, 2023 range from 2% to 7%.

ACT Credit Agreement

Prudential Notes — Through the acquisition of ACT, the Company assumed the Second Amended and Restated Note Purchase and Private Shelf Agreement with Prudential Capital Group ("2014 Prudential Notes"). On September 3, 2021, ACT entered into the 2021 Prudential Notes, replacing the 2014 Prudential Notes. The 2021 Prudential Notes have interest rates ranging from 4.05% to 4.40% and various maturity dates ranging from October 2023 through January 2028.

The 2021 Prudential Notes allowed ACT to borrow up to $125.0 million, less amounts then currently outstanding with Prudential Capital Group, provided that certain financial ratios are maintained. The 2021 Prudential Notes are unsecured and contain usual and customary restrictions on, among other things, the ability to make certain payments to stockholders, similar to the provisions of the Company's 2021 Debt Agreement. As of December 31, 2023, ACT had no availability under the agreement. As of December 31, 2023, the Company was in compliance with the covenants under the 2021 Prudential Notes.

See Note 23 for fair value disclosures regarding the Company's debt instruments.

Note 16 — Leases

Lessee Disclosures

Lease Cost — The components of the Company's lease cost were as follows:

	2023	2022
	(in thousands)	
Operating lease cost:		
Operating lease costs	$ 116,811	$ 45,560
Short-term lease cost [1]	13,458	11,296
Rental expense	130,269	56,856
Finance lease cost:		
Amortization of property and equipment	62,591	50,823
Interest expense	12,452	8,489
Total finance lease cost	75,043	59,312
Total operating and finance lease costs	$ 205,312	$ 116,168

1   Short-term lease cost includes leases with a term of twelve months or less, as well as month-to-month leases and variable lease costs.

Lease Liability Calculation Assumptions — The assumptions underlying the calculation of the Company's right-of-use assets and corresponding lease liabilities are disclosed below.

	December 31,			
	2023		2022	
	Operating	Finance	Operating	Finance
Revenue equipment leases				
Weighted average remaining lease term	3.9 years	3.8 years	1.0 year	3.8 years
Weighted average discount rate	4.9 %	3.6 %	2.3 %	2.6 %
Real estate and other leases				
Weighted average remaining lease term	8.8 years	9.3 years	10.0 years	—
Weighted average discount rate	4.1 %	4.2 %	2.9 %	— %

Maturity Analysis of Lease Liabilities (as Lessee) — Future minimum lease payments for all noncancelable leases were:

	December 31, 2023			
	Operating		Finance	
	(In thousands)			
2024	$	163,204	$	139,723
2025		128,348		127,240
2026		91,592		69,487
2027		48,685		81,834
2028		32,951		49,088
Thereafter		130,662		128,252
Future minimum lease payments		595,442		595,624
Less: amounts representing interest		(79,114)		(66,773)
Present value of minimum lease payments		516,328		528,851
Less: current portion		(144,921)		(121,701)
Lease liabilities – less current portion	$	371,407	$	407,150

Supplemental Cash Flow Lease Disclosures — The following table sets forth cash paid for amounts included in the measurement of lease liabilities:

	2023		2022	
	(in thousands)			
Operating cash flows for operating leases	$	120,550	$	42,893
Operating cash flows for finance leases		12,452		8,489
Financing cash flows for finance leases		60,887		62,093

Refer to Note 24 for information regarding the leasing transactions between the Company and its related parties.

Lessor Disclosures

The Company leases revenue equipment to independent contractors and other third parties under operating leases, which generally have terms between three and four years, and include renewal and purchase options. These leases also include variable charges associated with miles driven in excess of the stipulated allowable miles in the contract, which are accounted for separately and presented in the table below. Lease classification is determined based on minimum rental receipts per the agreement, including residual value guarantees, when applicable, as well as receivables due to the Company upon default or cross-default. When independent contractors default on their leases, the Company typically re-leases the equipment to other independent contractors. As such, future lease receipts reflect original leases and re-leases.

The Company's leases to third parties, some of which are subleases, are generally short-term, and may include renewal options.

The owned assets underlying the Company's leases as lessor primarily consist of revenue equipment. As of December 31, 2023 and 2022, the gross carrying value of such revenue equipment underlying these leases was $68.3 million and $79.7 million, respectively, and accumulated depreciation was $33.2 million and $38.2 million, respectively. Depreciation is calculated on a straight-line basis down to the residual value, as applicable, over the estimated useful life of the equipment. Depreciation expense for these assets was $13.2 million and $15.9 million for 2023 and 2022, respectively.

Additionally, the Company periodically leases or subleases out real estate for use by third parties. These leases have varying terms, and may include renewal options.

Management's significant assumptions and judgments include the determination of the amount the Company expects to derive from the underlying asset at the end of the lease term, as well as whether a contract contains a lease.

Lease Revenue and Rental Income — The components of the Company's lease revenue are included in "Revenue, excluding truckload and LTL fuel surcharge" and the Company's rental income is included in "Other income, net" in the consolidated statements of comprehensive income. These amounts are disclosed in the table below.

	2023		2022	
	(in thousands)			
Operating lease revenue	$	80,021	$	168,072
Variable lease revenue		995		1,233
Total lease revenue [1]	$	81,016	$	169,305
Rental income [2]	$	13,656	$	11,296

1   Represents operating revenue earned by the Company for leasing equipment to independent contractors and other third-parties.

2   Represents non-operating income earned from leasing real estate to third parties.

Maturity Analysis of Future Lease Revenues (as Lessor) — Future minimum lease revenues for all noncancelable leases were:

	December 31, 2023
	(In thousands)
2024	$ 51,305
2025	33,159
2026	19,250
2027	5,150
2028	746
Thereafter	3,428
Future minimum lease revenues	$ 113,038

Refer to Note 24 for information regarding the leasing transactions between the Company and related parties.

Note 17 — Defined Benefit Pension Plan

Through the ACT Acquisition, the Company assumed a defined benefit pension plan covering ACT's drivers, drivers' helpers, warehousemen, warehousemen's helpers, mechanics, and mechanics' helpers. The plan provides normal retirement benefits based on years of credited service and applicable benefit units as defined by the plan. Provision is also made for early and defined retirements. A retiree annuity purchase was completed in November 2023, totaling $18.1 million. This action relieved the plan of responsibility for providing future benefit payments for 882 participants in payment status.

The pension plan was amended such that benefit accrual and plan participation for the plan were effectively frozen as of January 1, 1997, resulting in a curtailment on that date. The net pension liability recognized is as follows:

	December 31,			
	2023		2022	
	(In thousands)			
Projected benefit obligation	$	35,401	$	54,412
Less: fair value of plan assets		35,423	$	52,535
Unfunded status	$	(22)	$	1,877
Accrued pension liability recognized [1]	$	847	$	854

1   The pension liability is included in "Other long-term liabilities" in the consolidated balance sheets.

"Other comprehensive loss" in the consolidated statements of comprehensive income included a $1.4 million gain and $0.5 million for partial settlement of the plan related to a retiree annuity purchase during 2023 and $2.7 million loss from pension plan adjustments during 2022. The provisions of the plan do not require compensation levels to be considered in determining the plan's benefit obligation. As such, the accumulated benefit obligation and projected benefit obligation are the same.

Other information concerning the defined benefit pension plan is summarized below:

	2023	2022
	(In thousands)	
Net periodic pension (expense) income	$ (7)	$ 1,264
Benefits paid	3,050	$ 2,855

Assumptions

A weighted-average discount rate of 4.85% and 3.84% was used to determine benefit obligations as of December 31, 2023 and December 31, 2022, respectively.

The following weighted-average assumptions were used to determine net periodic pension cost:

	2023	2022
Discount rate	4.73%	4.92%
Expected long-term rate of return on pension plan assets	6.00%	6.00%

ACT's assumptions for the expected long-term rate of return on pension plan assets are based on a periodic review of the plan's asset allocation over a long-term period. Expectations of returns for each asset class are based on comprehensive reviews of historical data and economic/financial market theory. The expected long-term rate of return on pension plan assets was selected from within the reasonable range of rates determined by (1) historical real returns, net of inflation, for the asset classes covered by the investment policy and (2) projections of inflation over the long-term period during which benefits are payable to plan participants.

The defined benefit pension plan weighted-average asset allocations, by asset category, are as follows:

	2023	2022
Asset category:		
Equity securities	— %	30 %
Debt securities	97 %	66 %
Cash and cash equivalents	3 %	4 %
Total	100 %	100 %

Pension plan assets

The target allocation by asset category, is as follows:

	2023	2022
Asset category:		
Equity securities	— %	30 %
Debt securities	100 %	70 %
Total	100 %	100 %

The investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefit payments. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation percentages (shown above) by major asset categories. The objectives of the target allocation percentages are to maintain investment portfolios that diversify risk through prudent asset allocation parameters and achieve asset returns that meet or exceed the plan's actuarial assumptions.

Refer to Note 23 for additional information regarding fair value measurements of the Company's investments.

Cash flows

ACT did not contribute to the pension plan during 2023. ACT is not expecting to recognize any net loss within "Other comprehensive loss" in the consolidated statements of comprehensive income during 2024.

The following benefit payments are expected to be paid in each of the fiscal years as follows:

	December 31, 2023
	(In thousands)
2024	2,073
2025	2,207
2026	2,366
2027	2,491
2028	2,514
2028 through 2030	12,909
Total	$ 24,560

Note 18 — Purchase Commitments

As of December 31, 2023, the Company had outstanding commitments to acquire revenue equipment of $513.5 million in 2024 ($435.2 million of which were tractor commitments) and none thereafter. These purchases may be financed through any combination of operating leases, finance leases, debt, proceeds from sales of existing equipment, and cash flows from operations.

As of December 31, 2023, the Company had outstanding purchase commitments to acquire facilities and non-revenue equipment of $90.8 million in 2024, $8.7 million in the two-year period 2025 through 2026, and $0.2 million in the two-year period 2027 through 2028, and none thereafter. Factors such as costs and opportunities for future terminal expansions may change the amount of such expenditures.

Note 19 — Contingencies and Legal Proceedings

Accounting Policy

The Company is involved in certain claims and pending litigation primarily arising in the normal course of business. The majority of these claims relate to workers' compensation, auto collision and liability, physical damage, and cargo damage, as well as certain class action litigation in which plaintiffs allege failure to provide meal and rest breaks, unpaid wages, unauthorized deductions, and other items. The Company accrues for the uninsured portion of claims losses and the gross amount of other losses when the likelihood of the loss is probable and the amount of the loss is reasonably estimable. These accruals are based on management's best estimate within a possible range of loss. When there is no amount within the range of loss that appears to be a better estimate than any other amount, then management accrues to the low end of the range. Legal fees are expensed as incurred.

When it is reasonably possible that exposure exists in excess of the related accrual (which could be no accrual), management discloses an estimate of the possible loss or range of loss, unless an estimate cannot be determined (because, among other reasons, (1) the proceedings are in various stages that do not allow for assessment; (2) damages have not been sought; (3) damages are unsupported and/or exaggerated; (4) there is uncertainty as to the outcome of pending appeals; and/or (5) there are significant factual issues to be resolved).

If the likelihood of a loss is remote, the Company does not accrue for the loss. However, if the likelihood of a loss is remote, but it is at least reasonably possible that one or more future confirming events may materially change management's estimate within twelve months from the date of the financial statements, management discloses an estimate of the possible loss or range of loss, unless an estimate cannot be determined.

Legal Proceedings

The Company is party to certain legal proceedings incidental to its business. The majority of these claims relate to bodily injury, property damage, cargo and workers' compensation incurred in the transportation of freight, as well as certain class action litigation related to personnel and employment matters. We record a liability when we believe that it is probable that a loss has been incurred and the amount can be reasonably estimated.

Information is provided below regarding the nature, status, and contingent loss amounts, if any, associated with pending legal matters that may be material to the Company. There are inherent uncertainties in these legal matters, some of which are beyond management's control, making the ultimate outcomes difficult to predict. Moreover, management's views and estimates related to these matters may change in the future, as new events and circumstances arise and the matters continue to develop. Cash flows or results of operations could be materially affected in any particular period by the resolution of one or more of these contingencies.

The Company has made accruals with respect to its legal matters where appropriate, which are included in "Accrued liabilities" in the consolidated balance sheets. The Company has recorded an aggregate accrual of approximately $4.8 million and $11.0 million relating to the Company's outstanding legal proceedings as of December 31, 2023 and 2022, respectively.

Based on management's present knowledge of the facts and (in certain cases) advice of outside counsel, management does not believe that loss contingencies arising from pending matters are likely to have a material adverse effect on the Company's overall financial position, operating results, or cash flows after taking into account any existing accruals. However, actual outcomes could be material to the Company's financial position, operating results, or cash flows for any particular period.

EMPLOYEE COMPENSATION AND PAY PRACTICES MATTERS			
California Wage, Meal, and Rest Class Actions			
The plaintiffs generally allege one or more of the following: that the Company 1) failed to pay the California minimum wage; 2) failed to provide proper meal and rest periods; 3) failed to timely pay wages upon separation from employment; 4) failed to pay for all hours worked; 5) failed to pay overtime; 6) failed to properly reimburse work-related expenses; and 7) failed to provide accurate wage statements.			
Plaintiff(s)	**Defendant(s)**	**Date instituted**	**Court or agency currently pending in**
John Burnell [1]	Swift Transportation Co., Inc	March 22, 2010	United States District Court for the Central District of California
James R. Rudsell [1]	Swift Transportation Co. of Arizona, LLC and Swift Transportation Company	April 5, 2012	United States District Court for the Central District of California
Recent Developments and Current Status			
In April 2019, the parties reached settlement of this matter. In January 2020, the court granted final approval of the settlement. Two objectors appealed the court's decision granting final approval of the settlement. The Company paid this settlement on July 10, 2023.			
California Wage and Hour Class Action Litigation - U.S. Xpress			
The plaintiffs generally allege one or more of the following: that class members were 1) not paid for off-the-clock work; 2) not provided duty free meal or rest breaks; 3) not paid premium pay in their absence; 4) not paid the California minimum wage for all hours worked in that state; 5) not provided accurate and complete itemized wage statements; and 6) not paid all accrued wages at the end of their employment.			
Plaintiff(s)	**Defendant(s)**	**Date instituted**	**Court or agency currently pending in**
Various	U.S. Xpress	December 23, 2015	United States District Court for the Central District of California
Recent Developments and Current Status			
In February 2023, the parties reached an agreement to settle the California Wage and Hour Class Action Litigation, exclusive of employer-side taxes. On September 19, 2023, the court granted final approval of the settlement. No party objected to the settlement. The settlement amount (including employer-side taxes) was paid on November 1, 2023.			

SHAREHOLDER MATTERS - U.S. Xpress			
Stockholder Derivative Action			
The plaintiffs generally allege that U.S. Xpress made false and/or misleading statements in the registration statement and prospectus filed with the SEC in connection with the IPO and that the Individual Defendants breached their fiduciary duties by causing or allowing U.S. Xpress to make such statements. The complaint alleges that U.S. Xpress has been damaged by the alleged wrongful conduct as a result of, among other things, being subjected to the time and expense of the securities class action lawsuits that have been filed relating to the IPO. In addition to a claim for alleged breach of fiduciary duties, the lawsuit alleges claims against the Individual Defendants for unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets.			
Plaintiff(s)	**Defendant(s)**	**Date instituted**	**Court or agency currently pending in**
Various	Five executives and five independent board members of U.S. Xpress (collectively, the "Individual Defendants")	June 7, 2019	District Court for Clark County, Nevada
Recent Developments and Current Status			
The lawsuit was dismissed without prejudice on August 14, 2023.			
Stockholder Claims			
Between November 2018 and April 2019, eight substantially similar putative securities class action complaints were filed against U.S. Xpress and certain other defendants: five in the Circuit Court of Hamilton County, Tennessee ("Tennessee State Court Cases"), two in the U.S. District Court for the Eastern District of Tennessee ("Federal Court Cases"), and one in the Supreme Court of the State of New York ("New York State Court Case"). The putative class action lawsuits generally allege that U.S. Xpress made false and/or misleading statements in the registration statement and prospectus filed with the Securities and Exchange Commission ("SEC") in connection with the June 2018 initial public offering ("IPO").			
Plaintiff(s)	**Defendant(s)**	**Date instituted**	**Court or agency currently pending in**
Various	U.S. Xpress, five officers or directors, and the seven underwriters who participated in the IPO	November 2018	Circuit Court of Hamilton County, Tennessee, U.S. District Court for the Eastern District of Tennessee and Supreme Court of the State of New York

SHAREHOLDER MATTERS - U.S. Xpress (Continued)
Recent Developments and Current Status
Tennessee State Court Cases The Consolidated Amended Class Action Complaint (the “Consolidated State Court Complaint”) filed on May 10, 2019 in the Circuit Court of Hamilton County, Tennessee against U.S. Xpress, five officers or directors, and the seven underwriters who participated in the IPO, alleges violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (the “Securities Act”). The lawsuit is purportedly brought on behalf of a putative class. On November 13, 2020, the court presiding over the Tennessee State Court Cases entered an order, granting in part and denying in part the defendants’ Motions to Dismiss the Consolidated State Court Complaint. The court held that the plaintiffs failed to state a claim for violation of the Securities Act with respect to the majority of statements challenged as false or misleading in the Consolidated State Court Complaint. The court, however, held that the Consolidated State Court Complaint sufficiently alleged violations of the Securities Act with respect to one statement from the IPO registration statement and prospectus that the plaintiffs alleged to be false or misleading, both on theories of alleged misrepresentations and material omissions. New York State Court Case On March 14, 2019, a substantially similar putative class action complaint was filed in the Supreme Court of the State of New York, County of New York, by a different plaintiff alleging claims under Sections 11 and 15 of the Securities Act against the same defendants as in the Tennessee State Court Cases. On December 18, 2020, defendants filed a Motion to Dismiss or Stay the New York State Case both on the merits and in deference to the pending actions in Tennessee. On March 5, 2021, the court presiding over the New York State Case dismissed the case, and on January 13, 2022, the court entered a motion denying plaintiff’s motion for reconsideration. Federal Court Cases The operative amended complaint was filed on October 8, 2019 (“Amended Federal Complaint”), which named the same defendants as the Tennessee State Court Cases. The Amended Federal Complaint is made on behalf of a putative class. In addition to claims for alleged violations of Section 11 and 15 of the Securities Act, the Amended Federal Complaint alleges violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”) against U.S. Xpress, its Chief Executive Officer and its Chief Financial Officer. On June 30, 2020, the court presiding over the Federal Court Cases issued its ruling granting in part and denying in part the defendants’ Motions to Dismiss the Amended Federal Complaint. The court dismissed entirely the plaintiffs’ claims for alleged violations of the Exchange Act and further held that the plaintiffs failed to state a claim for violation of the Securities Act with respect to the majority of statements challenged as false or misleading in the Amended Federal Complaint. The court, however, held that the Federal Amended Complaint sufficiently alleged violations of the Securities Act with respect to two statements from the IPO registration statement and prospectus that the plaintiffs alleged to be false or misleading, both on theories of alleged misrepresentations and material omissions. Settlement The parties reached a settlement with the Federal Court and Tennessee State Court plaintiffs. On March 27, 2023, the parties filed the stipulation of settlement with the Federal Court, and on March 28, 2023, the Federal Court entered an order granting preliminary approval of the settlement. The Federal Court entered an order granting final approval of the settlement on July 12, 2023. The monetary component of the settlement in principle is to be paid by the applicable insurance carriers and is similar to the accrued amount. .

1 Individually and on behalf of all others similarly situated.

Other Environmental

The Company's tractors and trailers are involved in motor vehicle accidents, experience damage, mechanical failures and cargo issues as an incidental part of the normal ordinary course of operations. From time to time, these matters result in the discharge of diesel fuel, motor oil, or other hazardous materials into the environment. Depending on local regulations and who is determined to be at fault, the Company is sometimes responsible for the clean-up costs associated with these discharges. As of December 31, 2023, the Company's estimate for its total legal liability for all such clean-up and remediation costs was approximately $1.1 million in the aggregate for all current and prior year claims.

Note 20 — Share Repurchase Plans

On April 25, 2022, the Company announced that the Board approved the repurchase of up to $350.0 million of the Company's outstanding common stock (the "2022 Knight-Swift Share Repurchase Plan"). With the adoption of the 2022 Knight-Swift Share Repurchase Plan, the Company terminated the 2020 Knight-Swift Share Repurchase Plan, which had approximately $42.8 million of authorized purchases remaining upon termination.

The following table presents the Company's repurchases of its common stock under the respective share repurchase plans, excluding advisory fees:

Share Repurchase Plan		2023		2022	
Board Approval Date	Authorized Amount	Shares	Amount	Shares	Amount
		(in thousands)			
November 24, 2020	$250,000	—	—	2,821	149,982
April 19, 2022 [1]	$350,000	—	—	3,180	149,959
		—	$ —	6,001	$ 299,941

1    $200.0 million remained available under the 2022 Knight-Swift Share Repurchase Plan as of December 31, 2023.

Note 21 — Stock-based Compensation

Compensatory Stock Plans

Before the 2017 Merger, Knight and Swift granted stock-based awards under their respective stock-based compensation plans, discussed below.

2014 Stock Plan — Currently, the 2014 Stock Plan, as amended and restated, is the Company's only compensatory stock-based incentive plan. The previous 2014 stock plan replaced Swift's 2007 Omnibus Incentive Plan when it was adopted by Swift's board of directors in March 2014 and then approved by the Swift stockholders in May 2014. The previous 2014 stock plan was amended and restated to rename the plan and for other administrative changes relating to the 2017 Merger. The 2014 Stock Plan was again amended and restated in 2020 to increase the number of shares of common stock available for issuance and extended the term of the 2014 Stock Plan, as well as to amend certain provisions to comply with best practices. Other terms of the 2014 Stock Plan, as amended and restated, remain substantially the same as the previous 2014 stock plan and first amended and restated stock plan. The 2014 Stock Plan, as amended and restated, permits the payment of cash incentive compensation and authorizes the granting of stock options, stock appreciation rights, restricted stock and restricted stock units, performance shares and performance units, cash-based awards, and stock-based awards to the Company's employees and non-employee directors. As of December 31, 2023, the aggregate number of shares remaining available under the 2014 Stock Plan was approximately 4.1 million.

U.S. Xpress Assumption — In connection with the U.S. Xpress Acquisition the registered securities under the U.S. Xpress 2018 Omnibus Plan (the "U.S. Xpress Legacy Plan") were deregistered. As such, no future awards may be granted under the U.S. Xpress Legacy Plan. Outstanding awards granted under the U.S. Xpress Legacy Plan were assumed by Knight-Swift and continue to be governed by the U.S. Xpress Legacy Plan until such awards have been exercised, forfeited, canceled, or have otherwise expired or terminated.

Legacy Plans — In connection with the 2017 Merger, the registered securities under the Knight Amended and Restated 2003 Stock Option Plan, the Knight 2012 Equity Compensation Plan, the Knight Amended and Restated 2015 Omnibus Incentive Plan, and the Swift 2007 Omnibus Incentive Plan (collectively, the "Legacy Plans") were deregistered. As such, no future awards may be granted under these Legacy Plans. Outstanding awards granted under the Legacy Plans were assumed by Knight-Swift and continue to be governed by such Legacy Plans until such awards have been exercised, forfeited, canceled, or have otherwise expired or terminated.

See Note 2 regarding the Company's accounting policy for stock-based compensation.

Stock-based Compensation Expense

Stock-based compensation expense, net of forfeitures, which is included in "Salaries, wages, and benefits" in the consolidated statements of comprehensive income is comprised of the following:

	2023	2022	2021
		(In thousands)	
Stock options	$ —	$ —	$ 232
Restricted stock units	27,543	21,091	18,190
Performance units	379	12,837	15,073
Stock-based compensation expense – equity awards	$ 27,922	$ 33,928	$ 33,495
Stock-based compensation benefit – liability awards [1]	—	—	(5,364)
Total stock-based compensation expense, net of forfeitures	$ 27,922	$ 33,928	$ 28,131
Income tax benefit [2]	$ 6,166	$ 4,201	$ 8,357

1   Includes awards granted to executive management that, per the original agreement, would ultimately settle in cash upon fulfilling a requisite service period (for restricted stock units) and fulfilling a requisite service period and achieving performance targets (for performance units). During 2021, the Company amended the agreements for outstanding awards to ultimately settle in shares after each requisite service period.

2   The income tax benefit is calculated by applying the statutory tax rate to stock-based compensation expense for equity awards, as the expense associated with liability awards is not tax deductible.

Unrecognized Stock-based Compensation Expense

The following table presents the total unrecognized stock-based compensation expense and the expected weighted average period over which these expenses will be recognized:

	December 31, 2023	
	Expense	Weighted Average Period
	(In thousands)	(In years)
Equity awards – Restricted stock units	53,484	2.1
Equity awards – Performance units	12,441	2.4
Total unrecognized stock-based compensation expense	$ 65,925	2.2

Stock Award Grants

	2023	2022	2021
Restricted stock units	422,384	534,307	562,021
Performance units	106,880	118,520	112,690
Total stock awards granted	529,264	652,827	674,711

Stock Options

Stock options are the contingent right of award holders to purchase shares of the Company's common stock at a stated price for a limited time. The exercise price of options granted equals the fair value of the Company's common stock determined by the closing price of the Company's common stock quoted on the NYSE on the grant date. Most stock options granted by the Company cannot be exercised until at least one year after the grant date and have a five to ten-year contractual term. Stock options are generally forfeited upon termination of employment for reasons other than death, disability, or retirement.

A summary of 2023 stock option activity follows:

Stock options outstanding:	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value [1]
			(In years)	(In thousands)
Stock options outstanding at December 31, 2022	6,813	$ 23.85	0.4	$ 193
Exercised	(6,813)	23.85		
Stock options outstanding at December 31, 2023	—	$ —	0.0	$ —
Aggregate number of stock options expected to vest at a future date as of December 31, 2023	—	$ —	0.0	$ —
Exercisable at December 31, 2023	—	$ —	0.0	$ —

The aggregate intrinsic value was computed using the closing share price on December 31, 2022 of $52.41, as applicable.

The following table summarizes stock option exercise information for the years presented:

Stock option exercises		2023		2022		2021
		(In thousands, except share data)				
Number of stock options exercised		6,813		76,900		207,242
Intrinsic value of stock options exercised	$	225	$	1,297	$	4,120
Cash received upon exercise of stock options	$	162	$	2,511	$	5,924
Income tax benefit	$	44	$	63	$	1,304

The total fair value of the shares vested during 2021 was $0.6 million.

Restricted Stock Units

A restricted stock unit represents a right to receive a common share of stock when the unit vests. Restricted stock unit recipients do not have voting rights with respect to the shares underlying unvested awards. Employees generally forfeit their units if their employment terminates before the vesting date, with the exception of death, disability or retirement.

The following table is a rollforward of unvested restricted stock units:

Unvested restricted stock units:	Number of Awards		Weighted Average Fair Value [1]
Unvested restricted stock units at December 31, 2022	1,655,700	$	42.86
Granted	422,384		55.47
Assumed restricted stock grants from U.S. Xpress Acquisition	251,358		54.80
Vested [2]	(676,570)		41.22
Forfeited	(108,446)		46.62
Unvested restricted stock units at December 31, 2023	1,544,426	$	48.71

1 The fair value of each restricted stock unit is based on the closing market price on the grant date.

2 Includes 241,492 shares withheld for taxes which were excluded from the "Common stock issued to employees" activity within the consolidated statements of stockholders' equity.

Performance Units

The Company issues performance units to select key employees, that may be earned based on achieving performance targets approved by the compensation committee annually. The initial award is subject to an adjustment determined by the Company's performance achieved over a three-year performance period when compared to the objective performance standards adopted by the compensation committee. Furthermore, the performance units have additional service requirements subsequent to the achievement of the performance targets. Performance units do not earn dividend equivalents.

The following table is a rollforward of unvested performance units:

Unvested performance units:	Shares		Weighted Average Fair Value
Unvested performance units at December 31, 2022	528,578	$	49.11
Granted	106,880	$	59.74
Shares earned above target	89,855	$	40.26
Vested [1]	(248,221)	$	50.76
Unvested performance units at December 31, 2023 [2]	477,092	$	54.17

1 Includes 108,220 shares withheld for taxes which were excluded from the "Common stock issued to employees" activity within the consolidated statements of stockholders' equity.

2 The performance measurement period for performance units granted in 2020 is January 1, 2021 to December 31, 2023 (three full calendar years). The performance measurement period for units granted in 2021 is January 1, 2022 to December 31, 2024 (three full calendar years). All performance units will vest one month following the expiration of the performance measurement period. The performance measurement period for units granted in 2022 is January 1, 2023 to December 31, 2025 (three full calendar years). All performance units will vest one month following the expiration of the performance measurement period. The performance measurement period for units granted in 2023 is January 1, 2024 to December 31, 2026 (three full calendar years). All performance units will vest one month following the expiration of the performance measurement period.

The following table presents the weighted average assumptions used in the fair value computation for performance units:

Performance unit fair value assumptions:	2023	2022	2021
Dividend yield [1]	0.97 %	0.87 %	0.67 %
Expected volatility [2]	30.09 %	33.11 %	36.00 %
Average peer volatility [2]	33.59 %	38.22 %	35.49 %
Average peer correlation coefficient [3]	0.58	0.61	0.60
Risk-free interest rate [4]	4.08 %	4.07 %	0.92 %
Expected term (in years) [5]	3.0	3.1	3.1
Weighted-average fair value of performance units granted	$ 59.74	$ 57.78	$ 60.55

1 The dividend yield, used to project stock price to the end of the performance period, is based on the Company's historical experience and future expectation of dividend payouts. Total stockholder return is determined assuming that dividends are reinvested in the issuing entity over the performance period, which is mathematically equivalent to utilizing a 0% dividend yield.

2 Management (or peer company) estimated volatility using the Company's (or peer company's) historical share price performance over the remaining performance period as of the grant date.

3 The correlation coefficients are used to model the way in which each entity tends to move in relation to each other; the correlation assumptions were developed using the same stock price data as the volatility assumptions.

4 The risk-free interest rate assumption is based on US Treasury securities at a constant maturity with a maturity period that most closely resembles the expected term of the performance award.

5 Since the Monte Carlo Simulation valuation is an open form model that uses an expected life commensurate with the performance period, the expected life of the performance units was assumed to be the period from the grant date to the end of the performance period.

Non-compensatory Stock Plan: ESPP

The Company's 2012 ESPP is administered by the Company, is intended to qualify under Section 423 of the Internal Revenue Code, and is considered non-compensatory. Pursuant to the 2012 ESPP, the Company is authorized to issue up to 1.4 million shares of its common stock to eligible employees who participate in the plan. Employees are eligible to participate in the 2012 ESPP following at least 90 days of employment with the Company or any of its participating subsidiaries. Under the terms of the 2012 ESPP, eligible employees may elect to purchase common stock through payroll deductions, not to exceed 15% of their gross cash compensation. The purchase price of the common stock is 95% of the common stock's fair market value quoted on the NYSE on the last trading day of each offering period. There are four three-month offering periods corresponding to the calendar quarters. Each eligible employee is restricted to purchasing a maximum of $6,250 of common stock during an offering period, determined by the fair market value of the common stock as of the last day of the offering period, and $25,000 of common stock during a calendar year. Officers or employees who own 5% or more of the total voting power or value of common stock are restricted from participating in the 2012 ESPP.

The plan was amended effective January 1, 2019 to align with new federal tax legislation that lifted the restriction on contributing to the ESPP if the participant had a hardship withdrawal on the 401(k) plan.

In 2023, the Company issued approximately 80,000 shares under the 2012 ESPP at a weighted average discounted price per share of $50.88. As of December 31, 2023, the Company is authorized to issue an additional 0.8 million shares under the 2012 ESPP.

Note 22 — Weighted Average Shares Outstanding

Earnings per share, basic and diluted, as presented in the consolidated statements of comprehensive income, are calculated by dividing net income attributable to Knight-Swift by the respective weighted average common shares outstanding during the period.

The following table reconciles basic weighted average shares outstanding to diluted weighted average shares outstanding:

	2023	2022	2021
		(In thousands)	
Basic weighted average common shares outstanding	161,188	162,260	165,860
Dilutive effect of equity awards	638	951	1,200
Diluted weighted average common shares outstanding	161,826	163,211	167,060
Anti-dilutive shares excluded from earnings per diluted share [1]	252	335	208

1   Shares were excluded from the dilutive-effect calculation because the outstanding awards' exercise prices were greater than the average market price of the Company's common stock.

Note 23 — Fair Value Measurement

ASC 820, *Fair Value Measurements and Disclosures,* requires that the Company disclose estimated fair values for its financial instruments. The estimated fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Changes in assumptions could significantly affect these estimates. Because the fair value is estimated as of December 31, 2023 and 2022, the amounts that will actually be realized or paid at settlement or maturity of the instruments in the future could be significantly different.

The estimated fair values of the Company's financial instruments represent management's best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. The estimated fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the estimated fair value measurement reflects management's own judgments about the assumptions that market participants would use in pricing the asset or liability. These judgments are developed by the Company based on the best information available under the circumstances.

The following summary presents a description of the methods and assumptions used to estimate the fair value of each class of financial instrument.

Restricted Investments, Held-to-Maturity — The estimated fair value of the Company's restricted investments is based on quoted prices in active markets that are readily and regularly obtainable. See Note 5 for additional investments disclosures regarding restricted investments, held-to-maturity.

Convertible Notes — The estimated fair value of the Company's convertible note is based on probability weighted discounted cash flow analysis of the corresponding pay-off/redemption.

Equity Method Investments — The estimated fair value of the Company's equity method investments are privately negotiated investments. The carrying amount of these investments approximates the fair value.

Equity Securities — The estimated fair value of the Company's investments in equity securities is based on quoted prices in active markets that are readily and regularly obtainable.

Pension Plan Assets — The estimated fair value of ACT's pension plan assets are based on quoted prices in active markets that are readily and regularly obtainable.

Debt Instruments and Leases — For notes payable under the 2023 Term Loan, the 2021 Revolver, the 2021 Term Loans, the 2021 Prudential Notes, and the revenue equipment installment notes, fair value approximates the carrying value due to the variable interest rate. The carrying value of the 2023 RSA and the 2022 RSA approximates fair value, as the underlying receivables are short-term in nature and only eligible receivables (such as those with high credit ratings) are qualified to secure the borrowed amounts. For finance and operating lease liabilities, the carrying value approximates the fair value, as the Company's finance and operating lease liabilities are structured to amortize in a manner similar to the depreciation of the underlying assets.

Contingent Consideration — The estimated fair value of the Company's contingent consideration owed to sellers is calculated using applicable models and inputs for each acquired entity.

Other — Cash and cash equivalents, restricted cash, net accounts receivable, income tax refund receivable, and accounts payable represent financial instruments for which the carrying amount approximates fair value, as they are short-term in nature. These instruments are accordingly excluded from the disclosures below. All remaining balance sheet amounts excluded from the below are not considered financial instruments, subject to this disclosure.

Fair Value Hierarchy — ASC 820 establishes a framework for measuring fair value in accordance with GAAP and expands financial statement disclosure requirements for fair value measurements. ASC 820 further specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy follows:

- *Level 1* — Valuation techniques in which all significant inputs are quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

- *Level 2* — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices from markets that are not active for assets or liabilities that are identical or similar to the assets or liabilities being measured. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

- *Level 3* — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following table presents the carrying amounts and estimated fair values of the Company's major categories of financial assets and liabilities:

	Consolidated Balance Sheets Caption	December 31, 2023		December 31, 2022	
		Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
		(In thousands)			
Financial Assets:					
Restricted investments, held-to-maturity [1]	Restricted investments, held-to-maturity, amortized cost	$ 530	$ 529	$ 7,175	$ 7,130
Equity method investments	Other long-term assets	102,252	102,252	103,517	103,517
Investments in equity securities	Other long-term assets	—	—	1,668	1,668
Convertible note	Other long-term assets	—	—	11,341	11,341
Financial Liabilities:					
2021 Term Loan A-2, due September 2024 [2]	Long-term debt – less current portion	199,902	200,000	199,755	200,000
2021 Term Loan A-3, due September 2026 [2]	Long-term debt – less current portion	799,058	800,000	798,705	800,000
2023 Term Loan, due September 2026 [3]	Long-term debt – less current portion	249,135	250,000	—	—
2021 Revolver, due September 2026	Revolving line of credit	67,000	67,000	43,000	43,000
Revenue equipment installment notes [4]	Finance lease liabilities and long-term debt – current portion, Long-term debt – less current portion	279,339	279,339	—	—
2021 Prudential Notes [5]	Finance lease liabilities and long-term debt – current portion, Long-term debt – less current portion	25,078	25,100	35,960	36,014
2022 RSA, due October 2025 [6]	Accounts receivable securitization – less current portion	—	—	418,561	419,000
2023 RSA, due October 2025 [7]	Accounts receivable securitization – less current portion	526,508	527,000	—	—
Mandatorily redeemable contingent consideration [8]	Accrued liabilities	134,107	134,107	—	—
Contingent consideration [8]	Accrued liabilities, Other long-term liabilities	40,859	40,859	4,217	4,217

1. Refer to Note 5 for the differences between the carrying amounts and estimated fair values of the Company's restricted investments, held-to-maturity.

2. As of December 31, 2023, the carrying amounts of the 2021 Term Loan A-2 and 2021 Term Loan A-3 are net of $0.1 million and $0.9 million in deferred loan costs, respectively. As of December 31, 2022, the carrying amounts of the 2021 Term Loan A-2, and 2021 Term Loan A-3 are net of $0.2 million and $1.3 million in deferred loan costs, respectively.

3. As of December 31, 2023, the carrying amount of the 2023 Term Loan was net of $0.9 million in deferred loan costs.

4. As of December 31, 2023, the carrying amount of the revenue equipment installment notes included $1.3 million in fair value adjustments.

5. As of December 31, 2023, the carrying amount of the 2021 Prudential Notes is net of $22,000 in deferred loan costs and $1.1 million in fair value adjustments. As of December 31, 2022, the carrying amount of the 2021 Prudential Notes is net of $0.1 million in deferred loan costs and $1.7 million in fair value adjustments.

6. The carrying amount of the 2022 RSA is net of $0.4 million in deferred loan costs as of December 31, 2022.

7. The carrying amount of the 2023 RSA is net of $0.5 million in deferred loan costs as of December 31, 2023.

8. Refer to Note 4 for information regarding the contingent consideration related to the U.S. Xpress Acquisition.

Recurring Fair Value Measurements (Assets) — As of December 31, 2023, the Company had no major categories of assets estimated at fair value that were measured on a recurring basis.

The following table depicts the level in the fair value hierarchy of the inputs used to estimate fair value of assets measured on a recurring basis as of December 31, 2022:

| | Estimated Fair Value | Fair Value Measurements at Reporting Date Using | | | Unrealized Gain (Loss) Position |
		Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	
		(In thousands)			
As of December 31, 2022					
Convertible notes [1]	11,341	—	—	11,341	1,341
Investments in equity securities [2]	1,668	1,668	—	—	(50,918)

1   **Convertible notes —** The consolidated statements of comprehensive income include the fair value activities from the Company's convertible notes within "Other income (expenses), net". The estimated fair value is based on probability-weighted discounted cash flow analysis of the corresponding pay-off/redemption. During 2022, the Company recognized $1.2 million of unrealized gains associated with the $10.0 million face value convertible note, discussed above.

2   **Investments in equity securities —** The consolidated statements of comprehensive income include the fair value activities from the Company's investments in equity securities within "Other (expenses) income, net". The estimated fair value is based on quoted prices in active markets that are readily and regularly obtainable. During 2022, the Company recognized a loss of $52.6 million from its investments in equity securities, which consisted of $64.0 million in unrealized losses. This was partially offset by $11.4 million in realized gains from its other equity investments.

Recurring Fair Value Measurements (Liabilities) — The following table depicts the level in the fair value hierarchy of the inputs used to estimate the fair value of liabilities measured on a recurring basis as of December 31, 2023 and 2022.

| | Estimated Fair Value | Fair Value Measurements at Reporting Date Using | | | Total Gain (Loss) |
		Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	
		(In thousands)			
As of December 31, 2023					
Mandatorily redeemable contingent consideration [1]	$ 134,107	$ —	$ —	$ 134,107	$ —
Contingent consideration [1][2]	$ 40,859	$ —	$ —	$ 40,859	$ 3,359
As of December 31, 2022					
Contingent consideration [2]	4,217	—	—	4,217	—

1   Refer to Note 4 for information regarding the contingent consideration related to the U.S. Xpress Acquisition.

2   Contingent consideration is associated with acquisitions and investments. The Company recognized a gain of $3.4 million during 2023. The Company did not recognize any gains (losses) during 2022 related to the revaluation of these liabilities.

Nonrecurring Fair Value Measurements (Assets) — The following table depicts the level in the fair value hierarchy of the inputs used to estimate the fair value of assets measured on a nonrecurring basis as of December 31, 2023 and 2022:

	Estimated Fair Value	Fair Value Measurements at Reporting Date Using			Total Loss
		Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	
		(In thousands)			
As of December 31, 2023					
Buildings [1]	$ —	$ —	$ —	$ —	$ (187)
Equipment [2]	$ —	$ —	$ —	$ —	$ (469)
Software [3]	—	—	—	—	(1,580)
As of December 31, 2022					
Buildings [1]	$ —	$ —	$ —	$ —	$ (810)

1   Reflects the non-cash impairment of building improvements (within the Truckload segment and the All Other Segments).

2   Reflects the non-cash impairment of certain revenue equipment held for sale (within the Truckload segment).

3   Reflects the non-cash impairment of software (within the All Other Segments).

Nonrecurring Fair Value Measurements (Liabilities) — As of December 31, 2023 and 2022, there were no liabilities included in the Company's consolidated balance sheets at estimated fair value that were measured on a nonrecurring basis.

Fair Value of Pension Plan Assets — The following table sets forth the level within the fair value hierarchy of ACT's pension plan financial assets accounted for at fair value on a recurring basis. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. ACT's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of these assets and their placement within the fair value hierarchy levels.

	Estimated Fair Value	Fair Value Measurements at Reporting Date Using:		
		Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
		(In thousands)		
As of December 31, 2023				
Fixed income funds	34,536	34,536	—	—
Cash and cash equivalents	887	887	—	—
Total pension plan assets	$ 35,423	$ 35,423	$ —	$ —
As of December 31, 2022				
US equity funds	$ 10,901	$ 10,901	$ —	$ —
International equity funds	4,828	4,828	—	—
Fixed income funds	34,728	34,728	—	—
Cash and cash equivalents	2,078	2,078	—	—
Total pension plan assets	$ 52,535	$ 52,535	$ —	$ —

Note 24 — Related Party Transactions

The following table presents Knight-Swift's transactions with companies controlled by and/or affiliated with its related parties:

	2023		2022		2021	
	Provided by Knight-Swift	Received by Knight-Swift	Provided by Knight-Swift	Received by Knight-Swift	Provided by Knight-Swift	Received by Knight-Swift
	(In thousands)					
Facility and Equipment Leases	529	158	—	284	—	311
Other Services	27	410	94	35	31	35

Receivables and payables pertaining to related party transactions were:

	December 31, 2023		December 31, 2022	
	Receivable	Payable	Receivable	Payable
	(In thousands)			
Certain affiliates [1]	23	37	24	39

[1] "Certain affiliates" includes entities that are associated with various board members and executives and require approval by the Audit Committee of the Board prior to completing transactions. Transactions with these entities generally include facility and equipment leases, equipment sales, and other services.

Aircraft Purchase — During the year ended December 31, 2023, the Company purchased an airplane for $6.0 million from related parties.

Note 25 — Information by Segment, Geography, and Customer Concentration

Segment Information

Since the merger of Knight and Swift in 2017, the Company has grown both organically as well as through strategic acquisitions, including the ACT Acquisition in 2021 and the U.S. Xpress Acquisition in 2023. Additionally, the Company's various logistics and intermodal businesses have been re-organized with oversight by one segment leader respectively. Based on these events as well as the information reviewed by the Chief Operating Decision Makers ("CODMs"), the Company identified ten operating segments structured around the types of transportation services offerings provided to our customers, as well as the equipment utilized. The Company aggregated the three truckload operating segments into the one reportable segment discussed below based on similarities with both their qualitative and economic characteristics.

The Company has four reportable segments: Truckload, LTL, Logistics, and Intermodal, as well as certain other operating segments included within All Other Segments, discussed below. Based on how economic factors affect the nature, amount, timing, and uncertainty of revenue or cash flows, the Company disaggregates revenues by reportable segment for the purposes of applying the ASC 606 guidance.

Truckload

The Truckload reportable segment is comprised of three full truckload operating segments that provide similar transportation services to the Company's customers utilizing similar transportation equipment over both irregular (one-way movement) and/or dedicated routes. The Truckload reportable segment consists of irregular route and dedicated, refrigerated, expedited, flatbed, and cross-border operations.

LTL

Our LTL segment, established in 2021 through the ACT and MME acquisitions, is comprised of one operating segment and provides our customers with regional LTL transportation services through a network of approximately 120 service centers in the Company's geographical footprint. The Company's LTL service also includes national coverage to customers by utilizing partner carriers for areas outside of the Company's direct network.

Logistics

The Logistics reportable segment is comprised of one logistics operating segment that provides transportation services to the Company's customers and primarily consists of brokerage and other freight management services utilizing third-party transportation providers and their equipment.

Intermodal

The Intermodal reportable segment is comprised of one intermodal operating segment that provides transportation services to the Company's customers. These transportation services include arranging the movement of customers' freight through third-party intermodal rail services on the Company's trailing equipment (containers and trailers on flat cars), as well as drayage services to transport loads between the railheads and customer locations.

All Other Segments

The All Other Segments include four non-reportable operating segments that consist of support services provided to the Company's customers and independent contractors (including repair and maintenance shop services, equipment leasing, warranty services, and insurance), trailer parts manufacturing, warehousing, and certain driving academy activities, as well as certain corporate expenses (such as legal settlements and accruals, certain impairments, and amortization of intangibles related to the 2017 Merger and various acquisitions).

Intersegment Eliminations

Certain operating segments provide transportation and related services for other affiliates outside their segments. For certain operating segments, such services are billed at cost, and no profit is earned. For the other operating segments, revenues for such services are based on negotiated rates, and are reflected as revenues of the billing segment. These rates are adjusted from time to time, based on market conditions. Such intersegment revenues and expenses are eliminated in Knight-Swift's consolidated results.

The following tables present the Company's financial information by segment:

	2023		2022		2021	
Total revenue:			(Dollars in thousands)			
Truckload	$ 4,698,655	65.8 %	$ 4,531,115	61.0 %	$ 4,098,005	68.3 %
LTL	$ 1,082,454	15.2 %	$ 1,069,554	14.4 %	$ 396,308	6.6 %
Logistics	$ 582,250	8.2 %	$ 920,707	12.4 %	$ 817,003	13.6 %
Intermodal	$ 410,549	5.7 %	$ 485,786	6.5 %	$ 458,867	7.7 %
Subtotal	$ 6,773,908	94.9 %	$ 7,007,162	94.3 %	$ 5,770,183	96.2 %
All Other Segments	$ 462,061	6.5 %	$ 516,735	7.0 %	$ 306,414	5.1 %
Intersegment eliminations	$ (94,203)	(1.4 %)	$ (95,315)	(1.3 %)	$ (78,578)	(1.3 %)
Total revenue	$ 7,141,766	100.0 %	$ 7,428,582	100.0 %	$ 5,998,019	100.0 %

	2023		2022		2021	
Operating income (loss):			(Dollars in thousands)			
Truckload	$ 297,977	88.1 %	$ 746,581	68.4 %	$ 784,436	81.2 %
LTL	$ 118,880	35.2 %	$ 126,609	11.6 %	$ 31,169	3.2 %
Logistics	$ 43,418	12.8 %	$ 133,942	12.3 %	$ 93,920	9.7 %
Intermodal	$ (10,507)	(3.1 %)	$ 48,167	4.4 %	$ 42,060	4.4 %
Subtotal	$ 449,768	133.0 %	$ 1,055,299	96.7 %	$ 951,585	98.5 %
All Other Segments [1]	$ (111,615)	(33.0 %)	$ 36,529	3.3 %	$ 14,112	1.5 %
Operating income	$ 338,153	100.0 %	$ 1,091,828	100.0 %	$ 965,697	100.0 %

1   The $111.6 million operating loss within our All Other Segments is primarily driven by the $125.5 million operating loss in the third-party insurance business. See Note 12 for further discussion regarding the third-party insurance business.

	2023		2022		2021	
Depreciation and amortization of property and equipment:			(Dollars in thousands)			
Truckload	$ 504,378	75.9 %	$ 453,562	76.2 %	$ 422,558	80.9 %
LTL	$ 67,144	10.1 %	$ 61,819	10.4 %	$ 24,844	4.8 %
Logistics	$ 4,165	0.6 %	$ 2,407	0.4 %	$ 1,357	0.3 %
Intermodal	$ 19,621	3.0 %	$ 16,727	2.8 %	$ 15,345	2.9 %
Subtotal	$ 595,308	89.6 %	$ 534,515	89.8 %	$ 464,104	88.9 %
All Other Segments	$ 69,654	10.4 %	$ 60,466	10.2 %	$ 58,492	11.1 %
Depreciation and amortization of property and equipment	$ 664,962	100.0 %	$ 594,981	100.0 %	$ 522,596	100.0 %

Geographical Information

In aggregate, operating revenue from the Company's foreign operations was less than 5.0% of consolidated total revenue for each of 2023, 2022, and 2021. Additionally, long-lived assets on the balance sheets of the Company's foreign subsidiaries were less than 5.0% of consolidated "Total assets" as of December 31, 2023 and 2022.

Customer Concentration

Services provided to the Company's largest customer generated 11.2%, 13.1%, and 16.1% of total revenue in 2023, 2022, and 2021, respectively. Revenue generated by the Company's largest customer is reported in each of our reportable operating segments. No other customer accounted for 10.0% or more of total revenue in 2023, 2022, or 2021.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of our disclosure controls and procedures as such term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e), including controls and procedures to timely alert management to material information relating to Knight-Swift Transportation Holdings Inc. and subsidiaries required to be included in our periodic SEC filings. Based on that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

There has been no significant change in our internal control over financial reporting during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our CEO and CFO, management conducted an evaluation of the Company's internal control over financial reporting as of December 31, 2023. In making this evaluation, management used the criteria in *Internal Control - Integrated Framework,* issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that its internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of internal control over financial reporting as of December 31, 2023 was audited by Grant Thornton LLP, the independent registered public accounting firm that also audited the Company's consolidated financial statements included in this Annual Report on Form 10-K. Grant Thornton LLP's report on the Company's internal control over financial reporting is included herein.

In July 2023, we completed the U.S. Xpress Acquisition. For further discussion of the U.S. Xpress Acquisition, refer to Note 4 to the consolidated financial statements in this Annual Report. We are in the process of evaluating the existing controls and procedures of U.S. Xpress and integrating U.S. Xpress in our disclosure controls and procedures and internal control over financial reporting. SEC guidance permits companies to exclude acquisitions from their assessment of internal control over financial reporting for the fiscal year in which the acquisition occurred, and our management has elected to exclude U.S. Xpress from its assessment. U.S. Xpress constituted 14.0% and 12.8% of our consolidated total assets and consolidated revenues, respectively, as of and for the year ended December 31, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Knight-Swift Transportation Holdings Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Company (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated February 22, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Our audit of, and opinion on, the Company's internal control over financial reporting does not include the internal control over financial reporting of U.S. Xpress Enterprises, Inc. ("U.S. Xpress"), a subsidiary, whose financial statements reflect total assets and revenues constituting 14.0 and 12.8 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023. As indicated in Management's Report, U.S. Xpress was acquired during 2023. Management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of U.S. Xpress.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Phoenix, Arizona
February 22, 2024

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Plan Information

2014 Stock Plan — Currently, the 2014 Stock Plan, as amended and restated, is the Company's only compensatory stock-based incentive plan. The previous 2014 stock plan replaced Swift's 2007 Omnibus Incentive Plan when it was adopted by Swift's board of directors in March 2014 and then approved by the Swift stockholders in May 2014. The previous 2014 stock plan was amended and restated to rename the plan and for other administrative changes relating to the 2017 Merger. The 2014 Stock Plan was again amended and restated in 2020 to increase the number of shares of common stock available for issuance and extended the term of the 2014 Stock Plan, as well as to amend certain provisions to comply with best practices. Other terms of the 2014 Stock Plan, as amended and restated, remain substantially the same as the previous 2014 stock plan and first amended and restated stock plan. The 2014 Stock Plan, as amended and restated, permits the payment of cash incentive compensation and authorizes the granting of stock options, stock appreciation rights, restricted stock and restricted stock units, performance shares and performance units, cash-based awards, and stock-based awards to the Company's employees and non-employee directors.

2012 ESPP — The 2012 ESPP, as amended, authorized the Company to issue shares of its common stock to eligible employees who participate in the plan.

The following table represents securities authorized for issuance under the Company's stock plans at December 31, 2023:

Plan Category:	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,021,518	$ —	4,928,799
Equity compensation plans not approved by security holders	—	—	—
Total	2,021,518	$ —	4,928,799

Column (a) includes 2,021,518 shares of Knight-Swift common stock underlying outstanding restricted stock units and performance units. Because there is no exercise price associated with such awards, such equity awards are not included in the weighted-average exercise price calculation in column (b).

Columns (a) and (b) pertain to the 2014 Stock Plan. No amounts related to the 2012 ESPP are included in columns (a) or (b). Column (c) includes 4,141,833 shares available for issuance under the 2014 Stock Plan and 786,966 shares available for issuance under the 2012 ESPP.

Other information required is hereby incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's definitive proxy statement for its 2024 Annual Meeting of Stockholders to be filed with the SEC.

Stockholders Return Performance Graph

The following graph compares the cumulative annual total return of stockholders from December 31, 2018 to December 31, 2023 of our stock relative to the cumulative total returns of the NYSE Composite index and an index of other companies within the trucking industry (*NASDAQ Trucking & Transportation*) over the same period. The graph assumes that the value of the investment in Knight-Swift's common stock and in each of the indexes (including reinvestment of dividends) was $100 on December 31, 2018, and tracks it through December 31, 2023. The stock price performance included in this graph is not necessarily indicative of Knight-Swift's future stock price performance.



	December 31,					
	2018	**2019**	**2020**	**2021**	**2022**	**2023**
Knight-Swift Transportation Holdings Inc.	$ 100.00	$ 144.01	$ 169.41	$ 248.73	$ 215.90	$ 239.87
NYSE Composite	100.00	125.51	134.28	162.04	146.89	167.12
NASDAQ Trucking & Transportation	100.00	123.21	130.96	148.36	120.19	161.24

Additional Information

Leadership Information

BOARD OF DIRECTORS

Name of Board Member	Occupation
Amy Boerger	Former Vice President and General Manager at Cummins Inc.; Director of Rush Enterprises, Inc.
Reid Dove	Chief Executive Officer of AAA Cooper Transportation
Michael Garnreiter	Former Treasurer of Shamrock Foods Company; Chairman of the Board and Chairman of the Audit Committee of Axon Enterprise, Inc.; Chairman of the Audit and Executive Committees of Amtech Systems, Inc.; Director of Banner Health Systems
Louis Hobson	Senior Vice President of North America Flood Insurance for Chubb Insurance, LTD; Director of American Red Cross of Illinois
Gary Knight	Vice Chairman of Knight-Swift Transportation Holdings Inc.; Former President of Knight
Kevin Knight	Executive Chairman of Knight-Swift Transportation Holdings Inc.; Former Chief Executive Officer of Knight; Director of the American Trucking Associations
Adam Miller	Chief Executive Officer of Knight-Swift Transportation Holdings Inc.
Kathryn Munro	Principal of BridgeWest, LLC; Director of Pinnacle West Capital Corporation
Jessica Powell	Associate General Counsel for California Closet Company, Inc.
Roberta Roberts Shank	Chief Executive Officer, President, and Director of Chas Roberts A/C and Plumbing; Director of U-Haul and Greater Phoenix Leadership
Robert Synowicki, Jr.	Former executive at Werner Enterprises, Inc.; Finance Committee Vice Chairman and member of the Audit Committee of Blue Cross Blue Shield - Nebraska
David Vander Ploeg	Lead Independent Director of Knight-Swift Transportation Holdings Inc.; Founder and President of Dutchman Advisors, LLC; Director of The Clearwing Group

MANAGEMENT

Name	Position
Adam Miller	Chief Executive Officer of Knight-Swift
Andrew Hess	Chief Financial Officer of Knight-Swift
Kevin Knight	Executive Chairman of the Board
Gary Knight	Vice Chairman of the Board
Todd Carlson	General Counsel and Secretary
Mark Deere	Executive Vice President of Swift Dedicated Fleet Services
James Fitzsimmons	Chief Operating Officer of Swift
Cary Flanagan	Executive Vice President and Chief Accounting Officer
Timothy Harrington	President of U.S. Xpress
Michelle Lewis	Chief Financial Officer of AAA Cooper Transportation
Michael Liu	Executive Vice President of Operations of Knight
Rachel Monti	Senior Vice President and Chief Human Resource Officer of Swift
Wilburn "Charlie" Prickett III	President and Chief Operating Officer for AAA Cooper Transportation
Joseph Sherer	Senior Vice President of Sales and Account Management of Knight
Joshua Smith	Chief Financial Officer of U.S. Xpress
Brad Stewart	Treasurer of Knight-Swift and Senior Vice President of Investor Relations
Reed Stultz	Senior Vice President of Logistics Operations

Corporate Information

KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC. SHARES:

Shares of common stock are listed on the New York Stock Exchange with the ticker symbol KNX. As of March 18, 2024, there were approximately 37 registered holders of the Company's common stock, and on that date the closing price was $52.62.

TRANSFER AGENT AND REGISTRAR:

Please direct communications regarding individual stock records and address changes to Equiniti Shareowner Services, PO Box 64874, St. Paul, MN 55164-0874, or overnight correspondence to Equiniti Shareowner Services, 1110 Centre Pointe Curve, Suite 101 Mendota Heights, MN 55120, or via phone at 1-800-468-9716. Alternatively, you can access your account information on-line at www.shareowneronline.com.

INVESTOR RELATIONS:

For information or assistance, please write: Knight-Swift Transportation Holdings Inc., c/o Investor Relations, 2002 West Wahalla Lane, Phoenix, Arizona 85027, or call 602-269-2000.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

Grant Thornton LLP, 2555 E. Camelback Rd., Suite 500, Phoenix, AZ 85016

CORPORATE COUNSEL:

Clark Hill, 3200 North Central Avenue, Suite 1600, Phoenix, AZ 85012

SECURITIES COUNSEL:

Scudder Law Firm, P.C., L.L.O., 411 S. 13th St., Second Floor, Lincoln, NE 68508

CORPORATE HEADQUARTERS:

Knight's corporate headquarters are located at 2002 West Wahalla Lane, Phoenix, Arizona 85027.
Swift's corporate headquarters are located at 2200 S. 75th Avenue, Phoenix, Arizona 85043.

CERTIFICATIONS:

On February 22, 2024, the Company filed its Sarbanes-Oxley Section 302 Certifications as exhibits to the Company's Report on Form 10-K for the period ended December 31, 2023.

Additional Information

2023 ANNUAL REPORT















KNIGHT TRANSPORTATION

SWIFT TRANSPORTATION

AAA COOPER TRANSPORTATION

BARR-NUNN

ABILENE MOTOR EXPRESS

M/M/E Midwest Motor Express, Inc.

U.S. XPRESS